

NVIDIA CORPORATION

Letter To Stockholders
Notice of 2009 Annual Meeting
Proxy Statement and Annual Report on Form 10-K



DRIVING THE VISUAL REVOLUTION

A Letter to Our Stockholders from Jen-Hsun Huang,
President, CEO and Co-Founder

In many ways, this was a most difficult year, capped by unprecedented challenges in the fourth quarter.

NVIDIA's revenue grew 2 percent in the first nine months and fell 60 percent in the final quarter, leading to a 16 percent decline in year-over-year revenue to $3.42 billion in the fiscal year ended January 25, 2009. We recorded our first fiscal year with a net loss since going public a decade ago, recording a net loss of $30 million compared with a net profit of $798 million a year ago.

Despite the severity of these operating conditions, we did some of our best work ever.

NVIDIA entered the year with three goals:

> Extend our leadership in visual computing,

> Expand the use of GPUs into general purpose computing (called GPU computing), and

> Create processors that enable a new generation of small, highly affordable, yet highly powerful computers.

We made terrific progress in each of these goals.

ADDING NEW DIMENSIONS TO THE VISUAL REVOLUTION

As the world leader in visual computing, we continuously challenge ourselves to create technologies that help consumers more fully enjoy their computing experience and enable professionals to better harness their imaginations.





Backbreaker image courtesy Natural Motion

NVIDIA PhysX is a software package that provides game developers with the ability to simulate the physical properties of the real world, such as football players colliding at full speed.

This year, we introduced NVIDIA® PhysX® technology, the world's first GPU-accelerated physics engine. PhysX enables game developers to create imaginary worlds that simulate the dynamic of the physical world—from leaves rustling in a light breeze and water churning down rapids, to the bone-crunching ways that football players collide and fall.

We unveiled NVIDIA® 3D Vision™ technology, a groundbreaking product that creates a stereoscopic 3D effect for games, and ultimately for photographs and movies, through a pair of glasses equipped with electronic shutters that work in conjunction with our NVIDIA GeForce® GPU. This enables us to bring the experience of state-of-the-art 3D movies to homes.

Our NVIDIA Quadro® graphics business continued to grow and is by far the most requested solution by Fortune 1000 companies. Demand was spurred this year when Adobe launched its Creative Suite 4 package of content-creation applications. This has led to a quantum improvement in interactivity for creative consumers and professionals who rely on such software titles as Photoshop, Premier and Acrobat.

And we held our first NVISION® event in San Jose, California, a celebration of visual computing that brought together for three days more than 9,000 industry insiders and consumers, who shared ideas on how the GPU can enable even more captivating experiences in the future.


nvision

More than 9,000 professionals and consumers attended NVISION 08 in Santa Clara, California, which combined a technical conference, hands-on workshops and a record-setting gaming competition.



CUDA PROPELS GPUS BEYOND GRAPHICS

A decade ago, NVIDIA invented the GPU, a programmable graphics processor that offers designers an infinite palette. Two years ago, we took a giant step forward in GPU programmability by inventing NVIDIA® CUDA™, a general-purpose parallel processing architecture now built into all of our GPUs. Since then, we've made great strides in spurring the adoption of CUDA. It is now used by more than 60,000 active developers and taught in more than 100 universities, including MIT and Harvard, in the U.S.; Cambridge and Oxford, in the UK; and in Asia, the Indian Institutes of Technology, National Taiwan University and the Chinese Academy of Sciences.

CUDA technology enables software programmers to tap the massive processing power of the GPU, which speeds up compute-intensive applications by 20 to 100 times, slashing computing time from hours to seconds. It helps researchers solve daunting problems in areas as diverse as equity risk analysis, seismic data analysis and weather prediction.

General Foods, for example, uses CUDA to model the way frozen pizzas cook in the oven. TechniScan Medical Systems employs it to speed three-dimensional, painless breast scanning, enabling a diagnosis to be made during a single office visit. SeismicCity uses CUDA to analyze geological data and determine where there's the best chance of striking oil.

Scientists can work far faster with CUDA-enabled GPUs. At the University of Illinois at Urbana-Champaign, researchers simulated a virus in a drop of salt water utilizing a software program called NAMD, which runs up to 330-times faster using a CUDA GPU than a single-core CPU.


CPU
Intel Pentium 4
1 core
9.6 GFLOPS
GPU
GeForce 4 Ti 4600
3 cores
7.2 GFLOPS
CPU
Intel Core i7 965
4 cores
102 GFLOPS
GPU
GeForce GTX 285
240 cores
933 GFLOPS
GPU
CPU
2002
2003
2004
2005
2006
2007
2008
2009
2010

The performance of GPUs has grown exponentially in recent years, compared with that of CPUs. This graph illustrates the relative performance of the two processors, as measured in gigaflops, with the GPU outperforming the CPU by a factor of nine.



TechniScan Medical Systems has replaced a CPU-based system with CUDA-enabled Tesla GPUs to produce highly detailed breast-cancer scans three times faster than before. The device, which is in the process of securing FDA clearance, will enable patients to get results within a single doctor's visit.

We recently introduced NVIDIA® Tesla™ computing solutions, a family of CUDA GPUs designed specifically for high performance computing. This year, we created the Tesla Personal Supercomputer, which provides performance equivalent to the world's fastest supercomputer of earlier this decade, giving researchers the equivalent of a "supercomputing cluster in a box." Yet, it costs the same as a well-equipped PC, plugs into any power outlet and requires no IT department for maintenance.

GPU SUPERCHARGES THE SMALLEST COMPUTERS

Just as the parallel processing architecture of GPUs can accelerate high performance computing, we demonstrated this year that the same approach can revolutionize even very small computers. We launched the NVIDIA® ION™ processor which integrates a GeForce 9400M GPU, offering 16 parallel processing cores with the entire system logic of a modern PC. When combined with even the smallest of CPUs, it enables a two-chip PC that fits in a motherboard the size of a playing card.

ION uses little power, is ultra-affordable, and provides a great experience for the end user. Its reception by the industry has been very strong, and a number of brands are currently designing ION-powered PCs. Given the extraordinary growth of low-end PCs, ION could very well be our fastest-growing product this year.

The ION graphics processor enables a small, low-power, premium PC experience and supports HD video and Windows Vista Premium.


GPU
CPU



Image courtesy of Autodesk



Image courtesy of RTT and Adidas



Image courtesy of RTT and Sony Ericsson

GPU TO REVOLUTIONIZE MOBILE COMPUTING

We are at the dawn of the next personal computer revolution, one that will see exciting innovations around mobility. Apple's iPhone and Research in Motion's Blackberry provide a glimpse of what's to come.

NVIDIA has been working for some time to further this trend by creating a small processor with power conservation as its primary goal. We unveiled the NVIDIA® Tegra™ processor this year, a mobile, ultra-low-power computer on a chip. Smaller than a fingernail, it consumes under one watt of power—1/30th that of a typical PC notebook—and delivers dazzling performance. The Tegra processor is being designed into smartphones and mobile internet devices that will deliver a fully interactive, high-definition Web experience.

GPU — THE NEW SOUL OF THE PC

The GPU has reached the tipping point. It has completed its evolution from a secondary processor supporting the CPU to now playing the central role in driving the visual and parallel computing revolution.

The GPU's position as the new soul of the PC shouldn't be surprising. Our daily lives are increasingly visual. Nearly 200 million videos are viewed daily from YouTube in the U.S. alone. Online maps have changed the way we get directions. And Hollywood routinely introduces 3D films.

Graphics technology is revolutionizing the field of industrial design. Companies like RTT, a leading product-design firm, leverage the power of Quadro GPUs to eliminate the need for physical models, reducing costs and speeding time to market.

Looking ahead, GPU support will be integrated into next-generation operating systems for general purpose computing. The CUDA™ architecture has inspired two important frameworks for writing computer programs: Open Computing Language, which will be incorporated into Apple's upcoming Snow Leopard operating system; and DirectX_Compute, which will be released for Microsoft's Windows7 and Windows Vista operating systems. For the first time, operating systems will enable applications to tap the power of a processor other than the CPU.



KEEPING FAITH WITH THE COMMUNITY

NVIDIA's goal is to make a difference in the world—through the technologies we invent, the markets we create and the people we touch.

Project Inspire

One way we do this is through Project Inspire, which encourages employees to use funds reserved for holiday parties to help their local community. And many rise to the challenge.

In Beijing, we focused this year on a group of children left homeless by the Sichuan Province earthquake, outfitting their school with new computers and providing tutoring help. In Hyderabad, we improved the safety and sanitation of a government school we've adopted, and continued to provide students with books, uniforms and supplies. In Santa Clara, more than 1,000 NVIDIA employees and their families transformed a high school in a nearby low-income area by building a multimedia studio, improving a greenhouse and athletic facilities and brightening hallways with murals.





More than 1,000 NVIDIA employees and their families transformed a school in a low-income area of San Jose, California (above). In Hyderabad, our employees partnered with the NVIDIA Foundation to renovate a government school (upper right).

THANK YOU

We have urgent work to return our company to a high level of financial performance. We know what needs to happen and expect to get it done.
We also need to continue to nurture our culture and spirit of innovation.
At our core, we are passionate about our work and our mission. We deeply believe that we must continue to create products that delight and surprise our customers. And we know that it is only through continuous innovation that we can ensure NVIDIA's long-term vibrancy.

I wish to thank you for your trust, support and investment in our company.

Jen-Hsun Huang
NVIDIA Corporation
April 2009





NVIDIA.

NVIDIA CORPORATION
Headquarters
2701 SAN TOMAS EXPRESSWAY
SANTA CLARA, CALIFORNIA 95050

Meeting Location
2800 SCOTT BOULEVARD
SANTA CLARA, CALIFORNIA 95050

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 20, 2009

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of NVIDIA Corporation which will take place on Wednesday, May 20, 2009, at 9:00 a.m. pacific daylight time in Building E of our headquarters located at 2800 Scott Boulevard, Santa Clara, California, 95050 for the following purposes:

1. To elect three directors nominated by the Board of Directors to hold office until our 2012 Annual Meeting of Stockholders described in the attached proxy statement.
2. To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2010.
3. To conduct any other business properly brought before the Annual Meeting.

These items of business are more fully described in the proxy statement accompanying this notice. Only stockholders who owned our stock at the close of business on March 30, 2009 may vote at the Annual Meeting or any adjournments, continuations or postponements of the meeting.

We are pleased to take advantage of the U.S. Securities and Exchange Commission rule that allows companies to furnish proxy materials to their stockholders over the Internet. On or about April 8, 2009, we mailed to our stockholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials, or the Notice, containing instructions on how to access our proxy materials, including our proxy statement and annual report. The Notice also instructs you on how to access your proxy card to vote over the Internet. Your vote is important. Whether or not you plan to attend the Annual Meeting, **PLEASE VOTE YOUR SHARES**.

Please see the map at the back of this proxy statement for directions to Building E of our headquarters located at 2800 Scott Boulevard, Santa Clara, California, 95050. We look forward to seeing you at our Annual Meeting.

By Order of the Board of Directors

David M. Shannon

David M. Shannon
Secretary

Santa Clara, California
April 8, 2009

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting To Be Held on May 20, 2009.
This Notice, Proxy Statement, our Annual Report on Form 10-K and our Stockholder Letter can be accessed electronically at
www.nvidia.com/proxy

TABLE OF CONTENTS

NVIDIA CORPORATION
2701 SAN TOMAS EXPRESSWAY
SANTA CLARA, CALIFORNIA, 95050

PROXY STATEMENT
FOR THE 2009 ANNUAL MEETING OF STOCKHOLDERS
MAY 20, 2009

QUESTIONS AND ANSWERS

Why am I receiving these materials?

Your proxy is being solicited on behalf of the Board of Directors, or the Board, of NVIDIA Corporation, a Delaware corporation. Your proxy is for use at our 2009 Annual Meeting of Stockholders, or the 2009 Annual Meeting, to be held on Wednesday, May 20, 2009, at 9:00 a.m. pacific daylight time. This proxy statement contains important information regarding the 2009 Annual Meeting, the proposals on which you are being asked to vote, information you may find useful in determining how to vote and voting procedures.

Where is the 2009 Annual Meeting going to be?

Our 2009 Annual Meeting will take place in Building E of our headquarters located at 2800 Scott Boulevard, Santa Clara, California 95050. Our principal executive offices are located at 2701 San Tomas Expressway, Santa Clara, California 95050, and our telephone number is (408) 486-2000. Please see the map at the end of this proxy statement for directions to the 2009 Annual Meeting.

Why did I receive a Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

We are pleased to take advantage of the U.S. Securities and Exchange Commission, or SEC, rule that allows companies to furnish their proxy materials over the Internet. On or about April 8, 2009, we sent stockholders who own our common stock at the close of business on March 30, 2009 (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials, or the Notice, containing instructions on how to access our proxy materials, including our proxy statement and our fiscal 2009 annual report. The Notice also instructs you on how to access your proxy card to vote over the Internet or by telephone. In addition, the Notice contains instructions on how to request a paper copy of our proxy materials, including this proxy statement, our fiscal 2009 annual report and a form of proxy card or voting instruction card. The Notice also provides instructions on how you can elect to receive future proxy materials electronically or in printed form by mail. If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to the proxy materials and a link to the proxy voting site. Your election to receive proxy materials electronically or in printed form by mail will remain in effect until you terminate such election. We believe that this process allows us to provide our stockholders with the information they need in a timelier manner, while reducing the environmental impact and lowering the costs of printing and distributing our proxy materials.

Why did I receive a full set of proxy materials in the mail instead of a Notice regarding the Internet availability of proxy materials?

We are providing stockholders who have previously requested to receive paper copies of the proxy materials with paper copies of the proxy materials instead of a Notice. If you would like to reduce the environmental impact and the costs incurred by us in mailing proxy materials, you may elect to receive all future proxy materials electronically via email or the Internet.

If you make this election, you will receive an e-mail message shortly after the proxy statement is released containing the Internet link to access our Notice, proxy statement and annual report. The e-mail also will include instructions for voting on the Internet.

In order to receive these materials electronically, you must follow the applicable procedure below:

Stockholders of Record. If you are a stockholder of record, you can choose to receive our future proxy materials electronically by following the instructions to vote on the Internet at *www.proxyvote.com* and when prompted, indicate that you agree to access stockholder communications electronically in future years.

Street Name Holders. If your shares are held in street name, you can choose to receive our future proxy materials electronically by visiting *www.icsdelivery.com/nvda.*

Your choice to receive proxy materials electronically will remain in effect until you contact our Investor Relations Department and tell us otherwise. You may visit the Investor Relations section of our website at *www.nvidia.com*, send an electronic mail message to *irelectronicdelivery@nvidia.com* or contact our Investor Relations Department by mail at 2701 San Tomas Expressway, Santa Clara, California 95050.

The SEC has enacted rules that permit us to make available to stockholders electronic versions of the proxy materials even if the stockholder has not previously elected to receive the materials in this manner. We have chosen this option in connection with the 2009 Annual Meeting, and if you have not previously requested to receive electronic or paper delivery, you should have received by mail, a Notice instructing you how to access the materials on the Internet and how to vote your shares.

Who can vote at the 2009 Annual Meeting?

Stockholders of record at the close of business on March 30, 2009 (the record date) will be entitled to vote at the 2009 Annual Meeting. On the record date, there were 544,633,196 shares of common stock outstanding and entitled to vote. A list of stockholders entitled to vote at the 2009 Annual Meeting will be available at our headquarters, 2701 San Tomas Expressway, Santa Clara, California for 10 days prior to the 2009 Annual Meeting. If you would like to view the stockholder list, please call our Stock Administration Department at (408) 486-2000 to schedule an appointment.

What is the difference between a stockholder of record and a beneficial owner?

Stockholder of Record. You are a stockholder of record if at the close of business on March 30, 2009 your shares were registered directly in your name with BNY Mellon Shareowner Services, our transfer agent.

Beneficial Owner. You are a beneficial owner if your shares were held through a broker or other nominee and not in your name at the close of business on March 30, 2009. Being a beneficial owner means that, like most of our stockholders, your shares are held in street name and your broker sends the Notice or the proxy materials to you. As a beneficial owner, your broker or other nominee is the stockholder of record of your shares. You have the right to direct your broker on how to vote the shares in your account. However, because you are not the stockholder of record, if you would like to vote your shares in person at the 2009 Annual Meeting you must obtain a legally valid proxy from your broker prior to the 2009 Annual Meeting.

What am I voting on?

There are two matters scheduled for a vote:

- the election of three directors nominated by our Board and named in the proxy statement; and
- the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2010.

In addition, you are entitled to vote on any other matters that are properly brought before the 2009 Annual Meeting.

How do I vote?

You may either vote **For** all the nominees to the Board or you may **Withhold** your vote for any nominee you specify. For each other matter to be voted on, you may vote **For** or **Against** or **Abstain** from voting.

Stockholder of Record. If you are a stockholder of record, there are four ways for you to vote your shares.

In Person. You may vote in person by coming to the 2009 Annual Meeting. Even if you plan to attend the 2009 Annual Meeting, we urge you to vote by proxy prior to the 2009 Annual Meeting to ensure your vote is counted.

By Proxy. If you received printed proxy materials, you may submit your proxy by mail by signing your proxy card. If you provide specific voting instructions, your shares will be voted as you have instructed.

By Telephone or Internet. You may submit your proxy by following the instructions provided in the Notice to vote over the Internet. If you received a printed version of the proxy materials by mail, you may submit your proxy by following the instructions provided with your proxy materials and on your proxy card to vote over the Internet or by telephone.

Beneficial Owner. If you are a beneficial owner, you should have received a Notice or voting instructions from your broker. You should follow the instructions in the Notice or voting instructions in order to instruct your broker on how to vote your shares. The broker holding your shares may allow you to deliver your voting instructions by telephone or over the Internet. If your Notice or voting instructions do not include telephone or Internet instructions, please complete and return your Notice or voting instructions promptly by mail. To vote in person at the 2009 Annual Meeting, you must obtain a valid proxy from your broker.

Will the 2009 Annual Meeting be webcast?

An audio webcast of the 2009 Annual Meeting will be available on the Investor Relations page of our website at *www.nvidia.com* at 9:00 a.m. local time on May 20, 2009. The webcast will allow investors to listen to the 2009 Annual Meeting, but stockholders accessing the 2009 Annual Meeting through the webcast will not be considered present at the 2009 Annual Meeting and will not be able to vote through the webcast or to ask questions. An archived copy of the webcast will be available on our web site through June 5, 2009. Registration to listen to the webcast will be required.

What is a broker non-vote?

Brokers that hold shares of our common stock for a beneficial owner typically have the authority to vote on "routine" proposals when they have not received instructions from the beneficial owner at least 10 days prior to the 2009 Annual Meeting. The election of directors and the ratification of the selection of our independent registered public accounting firm are considered to be routine matters. Brokers may not vote their customers' shares on matters that are considered to be "non-routine". The shares that are not voted on non-routine matters are called broker non-votes.

How are votes counted?

Votes will be counted by the inspector of election appointed for the 2009 Annual Meeting, who will separately count **For** votes, **Against** votes, abstentions and broker non-votes. With regard to Proposal 1, the election of three members to our Board named in this proxy statement, you may withhold your vote for a particular nominee. The number of **Withhold** votes will also be counted by the inspector of election. You may also choose to abstain. Shares not present at the meeting, shares voting **Abstain** and broker non-votes will have no effect on the election of directors.

If you are a stockholder of record and you returned a signed and dated proxy card without marking any voting selections, your shares will be voted **For** proposal numbers one and two. If any other matter is properly presented at the 2009 Annual Meeting, either Jen-Hsun Huang or David M. Shannon as your proxy will vote your shares using his best judgment.

May I change my vote after submitting my proxy?

Yes. If you are a stockholder of record, you may revoke your proxy at any time before the final vote at the 2009 Annual Meeting in any one of the following four ways:

- you may submit another properly completed proxy card with a later date;
- you may send a written notice that you are revoking your proxy to NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050, attention: General Counsel/Secretary;
- you may attend the 2009 Annual Meeting and vote in person; or
- you may submit another proxy by telephone or Internet after you have already provided an earlier proxy.

What is the quorum requirement?

We need a quorum of stockholders to hold our 2009 Annual Meeting. A quorum exists when at least a majority of the outstanding shares entitled to vote at the close of business on March 30, 2009 are represented at the 2009 Annual Meeting either in person or by proxy. On the record date, there were 544,633,196 shares of common stock outstanding and entitled to vote meaning that 272,316,599 shares must be represented in person or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy or vote at the 2009 Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is not a quorum, a majority of the votes present at the 2009 Annual Meeting may adjourn the 2009 Annual Meeting to another date.

How many votes are needed to elect directors (Proposal 1)?

We have adopted Bylaw provisions providing for a majority vote standard in non-contested elections. As the number of nominees properly nominated for the 2009 Annual Meeting is the same as the number of directors to be elected, the 2009 Annual Meeting is a non-contested election. Pursuant to our Bylaws, if the number of votes **WITHHELD** with respect to a nominee exceeds the number of votes **FOR**, then the nominee is required to submit their resignation for consideration by our Board and our Nominating and Corporate Governance Committee.

How many votes are needed to ratify PricewaterhouseCoopers LLP as our independent registered public accounting firm (Proposal 2)?

The affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote is required for the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm. If you **ABSTAIN** from voting, it will have the same effect as an **AGAINST** vote. If you do not vote, it will have no effect.

How can I find out the results of the voting at the 2009 Annual Meeting?

Preliminary voting results will be announced at the 2009 Annual Meeting. Final voting results will be published in our quarterly report on Form 10-Q for our second quarter ending July 26, 2009, which will be filed with the SEC by September 4, 2009.

Who is paying for this proxy solicitation?

We will pay the entire cost of soliciting proxies. Our directors and employees may also solicit proxies in person, by telephone, by mail, by Internet or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one Notice or full set of proxy materials in the mail?

If you received more than one Notice or proxy materials your shares are registered in more than one name or are held in different accounts. Please complete, sign and return each Notice or proxy card to ensure that all of your shares are voted. If you would like to modify your instructions so that you receive one Notice or proxy card for each account or name, please contact your broker.

What does it mean if multiple members of my household are stockholders but we only received one Notice or full set of proxy materials in the mail?

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for Notices and proxy materials with respect to two or more stockholders sharing the same address by delivering a single Notice or set of proxy materials addressed to those stockholders. In accordance with a prior notice sent to certain brokers, banks, dealers or other agents, we are sending only one Notice or set of proxy materials to those addresses with multiple stockholders unless we received contrary instructions from any stockholder at that address. This practice, known as "householding," allows us to satisfy the requirements for delivering Notices or proxy materials with respect to two or more stockholders sharing the same address by delivering a single copy of these documents. Householding helps to reduce our printing and postage costs, reduces the amount of mail you receive and helps to preserve the environment.

If you currently receive multiple copies of the Notice or proxy materials at your address and would like to request "householding" of your communications, please contact your broker. Once you have elected "householding" of your communications, "householding" will continue until you are notified otherwise or until you revoke your consent. If any stockholder residing at such an address wishes to receive a separate set of documents, they may telephone our Stock Administration Department at (408) 486-2000 or write to our Stock Administration Department at 2701 San Tomas Expressway, Santa Clara, California 95050.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 9, 2009 to NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050, Attention: General Counsel/Secretary and must comply with all applicable requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended. If you wish to submit a proposal that is not to be included in next year's proxy materials, but that may be considered at the 2010 annual meeting, you must do so in writing following the above instructions not later than the close of business on December 9, 2009, and not earlier than the close of business on November 9, 2009. We also advise you to review our bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations, including the different notice submission date requirements in the event that we do not hold our 2010 annual meeting between April 20, 2010 and June 19, 2010.

Can I view these proxy materials on NVIDIA's website?

Yes. This proxy statement is posted on our Investor Relations website at *www.nvidia.com*. You also can use this website to view our other filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended January 25, 2009. The contents of our website are not a part of this proxy statement.

PROPOSAL 1
ELECTION OF DIRECTORS

Our Board is divided into three classes serving staggered three year terms. At the 2009 Annual Meeting, our stockholders will elect three directors to serve until our 2012 annual meeting of stockholders. Messrs. Coxe and Perry are currently directors and were previously elected by our stockholders. Mr. Stevens is also currently a director and previously served as a member of the Board from June 1993 until June 2006. Mr. Stevens was recommended for appointment to the Board by our management. Our Nominating and Corporate Governance Committee reviewed the qualifications of each of the nominees for election and unanimously recommended that each nominee be submitted for election to the Board. Our Board approved the recommendation at its meeting held on February 12, 2009. If elected at the 2009 Annual Meeting, each of the nominees will serve until the 2012 annual meeting of stockholders and until a successor is elected or appointed.

The Board expects the nominees will be available for election. If a nominee declines or is unable to act as a director, your proxy may be voted for any substitute nominee proposed by the Board or the size of the Board may be reduced. In accordance with our Bylaws, directors are elected if they receive more **FOR** votes than **WITHHOLD** votes. Unless you instruct otherwise, your proxy will be voted **FOR** the election of these nominees.

Nominees for Election for a Three-Year Term Expiring at Our 2012 Annual Meeting

Tench Coxe is a managing director of the general partner of Sutter Hill Ventures, a venture capital investment firm. Prior to joining Sutter Hill Ventures in 1987, Mr. Coxe was Director of Marketing and MIS at Digital Communication Associates. Mr. Coxe also serves on the board of directors of eLoyalty Corporation, a customer loyalty software firm, and several privately-held companies. Mr. Coxe holds a B.A. degree in Economics from Dartmouth College and an M.B.A. degree from Harvard Business School.

Mark L. Perry currently serves as the President and Chief Executive Officer and a member of the board of directors of Aerovance Inc., a biopharmaceutical company. Prior to joining Aerovance in February 2007, Mr. Perry served as the senior business advisor for Gilead Sciences, Inc., a biopharmaceutical company. Mr. Perry was an executive officer of Gilead from July 1994 to April 2004, serving in a variety of capacities, including General Counsel, Chief Financial Officer and most recently, Executive Vice President of Operations, responsible for worldwide sales and marketing, legal, manufacturing and facilities. From September 1981 to June 1994, Mr. Perry was with the law firm Cooley Godward Kronish LLP in San Francisco and Palo Alto, California, serving as a partner of the firm from 1987 until 1994. Mr. Perry holds a B.A. degree in History from the University of California, Berkeley and a J.D. degree from the University of California, Davis.

Mark A. Stevens has been a managing member of Sequoia Capital, a venture capital investment firm, since March 1993. Prior to that time, beginning in July 1989, he was an associate at Sequoia Capital. Prior to joining Sequoia, he held technical sales and marketing positions at Intel Corporation and was a member of the technical staff at Hughes Aircraft Company. Mr. Stevens currently serves on the boards of several privately-held companies. Mr. Stevens holds a B.S.E.E. degree, a B.A. degree in Economics and an M.S. degree in Computer Engineering from the University of Southern California and an M.B.A. degree from Harvard Business School.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF THE ELECTION TO THE BOARD OF EACH NAMED NOMINEE.

INFORMATION ABOUT THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The following is information for each of the members of our Board as of the date of this proxy statement.

Name	Position with NVIDIA	Age	Director Since	Expiration of Term
Tench Coxe	Director	51	June 1993	2009
Mark L. Perry	Director	53	May 2005	2009
Mark A. Stevens	Director	49	September 2008*	2009
James C. Gaither	Lead Director	71	December 1998	2010
Jen-Hsun Huang	Chief Executive Officer, President and Director	46	April 1993	2010
A. Brooke Seawell	Director	61	December 1997	2010
Harvey C. Jones	Director	56	November 1993	2011
William J. Miller	Director	63	November 1994	2011

* Mr. Stevens previously served as a member of our Board of Directors from June 1993 until June 2006.

Directors Continuing in Office until Our 2010 Annual Meeting

James C. Gaither has been a managing director of Sutter Hill Ventures, a venture capital investment firm, since July 2000. He is a retired partner of the law firm of Cooley Godward Kronish LLP and was a partner of the firm from 1971 until July 2000 and senior counsel to the firm from July 2000 to 2003. Prior to beginning his law practice with the firm in 1969, Mr. Gaither served as a law clerk to The Honorable Earl Warren, Chief Justice of the United States Supreme Court, Special Assistant to the Assistant Attorney General in the United States Department of Justice and Staff Assistant to the President of the United States, Lyndon Johnson. Mr. Gaither is a former president of the Board of Trustees at Stanford University and is Vice Chairman of the Board of Directors of The William and Flora Hewlett Foundation and Chairman of the Board of Trustees of The Carnegie Endowment for International Peace. Mr. Gaither holds a B.A. in Economics from Princeton University and a J.D. degree from Stanford University Law School.

Jen-Hsun Huang co-founded NVIDIA in April 1993 and has served as our President and Chief Executive Officer since that time. From 1985 to 1993, Mr. Huang was employed at LSI Logic Corporation, a computer chip manufacturer, where he held a variety of positions, most recently as Director of Coreware, the business unit responsible for LSI's "system-on-a-chip" strategy. From 1984 to 1985, Mr. Huang was a microprocessor designer for Advanced Micro Devices, Inc., a semiconductor company. Mr. Huang holds a B.S.E.E. degree from Oregon State University and an M.S.E.E. degree from Stanford University.

A. Brooke Seawell has been a Venture Partner with New Enterprise Associates, a venture capital investment firm, since January 2005. From February 2000 to December 2004, Mr. Seawell was a Partner with Technology Crossover Ventures, a venture capital investment firm. From 1997 to 1998, Mr. Seawell was Executive Vice President of NetDynamics, Inc., an application server software company, which was acquired by Sun Microsystems, Inc. From 1991 to 1997, Mr. Seawell was Senior Vice President and Chief Financial Officer of Synopsys, Inc., an electronic design automation software company. Mr. Seawell also serves on the board of directors of Informatica Corporation, a data integration software company, Glu Mobile, Inc., a publisher of mobile games, and several privately-held companies. Mr. Seawell serves on the Management Board of the Stanford Graduate School of Business. Mr. Seawell holds a B.A. degree in Economics and an M.B.A. degree in Finance from Stanford University.

Directors Continuing in Office until Our 2011 Annual Meeting

Harvey C. Jones is the Chairman of the board of directors of Tensilica Inc., a privately-held company he co-founded in 1997. Tensilica designs and licenses application-specific microprocessors for use in high-volume embedded systems. From December 1987 through February 1998, Mr. Jones held various positions at Synopsys, Inc., an electronic design automation software company, where he served as Chief Executive Officer through January 1994 and as Executive Chairman of the board of directors until February 1998. Prior to Synopsys, Mr. Jones served as President and Chief Executive Officer of Daisy Systems Corporation, a computer-aided engineering company that he co-founded in 1981. Mr. Jones currently serves on the board of directors of Wind River Systems, Inc., an embedded software and services provider, and several privately-held companies. Mr. Jones holds a B.S. degree in Mathematics and Computer Sciences from Georgetown University and an M.S. degree in Management from the Massachusetts Institute of Technology.

William J. Miller has served as an independent board member for several companies and has been an occasional consultant to several technology companies since October 1999. From April 1996 through October 1999, Mr. Miller was Chief Executive Officer and Chairman of the board of directors of Avid Technology, Inc., a provider of digital tools for multimedia. Mr. Miller also served as President of Avid Technology from September 1996 through October 1999. From March 1992 to October 1995, Mr. Miller served as Chief Executive Officer of Quantum Corporation, a mass storage company. He was a member of the board of directors of Quantum, and Chairman thereof, from May 1992 and September 1993, respectively, to August 1995. From 1981 to March 1992, he served in various positions at Control Data Corporation, a supplier of computer hardware, software and services, most recently as Executive Vice President and President, Information Services. Mr. Miller serves on the board of directors of Waters Corporation, a scientific instrument manufacturing company, Digimarc Corporation, a developer and supplier of secure identification products and digital watermarking technology, Overland Storage, Inc., a supplier of data storage products, and Glu Mobile, Inc., a publisher of mobile games. Mr. Miller holds B.A. and J.D. degrees from the University of Minnesota.

Independence of the Members of the Board of Directors

Consistent with the requirements of The NASDAQ Stock Market LLC, or NASDAQ, our Corporate Governance Policies require our Board to affirmatively determine that a majority of our directors do not have a relationship that would interfere with their exercise of independent judgment in carrying out their responsibilities and meet any other qualification requirements required by the SEC and NASDAQ. After considering all relevant relationships and transactions, the Board determined all members of the Board are "independent" as defined by the SEC's and NASDAQ's rules and regulations, except for Jen-Hsun Huang, our president and chief executive officer. The Board also determined that all members of our Audit, Compensation and Nominating and Corporate Governance Committees are independent under applicable NASDAQ listing standards. In March 2009, in connection with the settlement of the stockholder derivative lawsuits relating to our historical stock option practices, or the Settlement, we adopted a supplement to our Corporate Governance Policies, or the Supplement, to be effective on the date that the Settlement is effective, currently expected to be on or about April 17, 2009. Once effective, the Supplement will require our Board to affirmatively determine that at least 75% of our directors are "independent" as defined by the SEC's and NASDAQ's rules and regulations and our own higher standards. As of the date of the mailing of this proxy statement, 80% of the members of our Board are independent.

Lead Independent Director

The other independent members of the Board appointed Mr. Gaither as the lead independent director of the Board. As the Lead Director, Mr. Gaither presides over executive sessions of the Board. Mr. Gaither works with our chief executive officer and the other members of the Board to establish the agenda for executive sessions of the independent directors. Effective immediately following our 2009 Annual Meeting, as part of our periodic Lead Director rotation, the other independent members of the Board appointed Mr. Miller to succeed Mr. Gaither as the Lead Director.

Audit Committee Financial Experts

The Board has determined that each of Messrs. Seawell and Perry satisfy the criteria adopted by the SEC to serve as an "audit committee financial expert" within the meaning of the SEC rules.

Corporate Governance Policies of the Board of Directors

The Board has documented our governance practices by adopting Corporate Governance Policies to assure that the Board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The Corporate Governance Policies and the Supplement, as described above, set forth the practices the Board follows with respect to board composition and selection, regular evaluations of the Board and its committees, board meetings and involvement of senior management, chief executive officer performance evaluation, and board committees and compensation. As required under NASDAQ's listing standards, our independent directors have in the past and will continue to meet regularly in scheduled executive sessions at which only independent directors are present. Our Corporate Governance Policies and the Supplement may be viewed under Corporate Governance in the Investor Relations section of our website at www.nvidia.com.

Proxy

Although we do not have a formal policy regarding attendance by members of the Board at our annual meetings, our practice is that in addition to Mr. Huang, one independent director will attend each annual meeting on behalf of all independent directors and all members of the Board are encouraged to attend. Messrs. Huang, Gaither, Jones and Miller were present at our 2008 annual meeting.

Code of Conduct

We have a Worldwide Code of Conduct that applies to all of our executive officers, directors and employees, including our principal executive officer and principal financial and accounting officer. Also, we have a Financial Team Code of Conduct that applies to our executive officers, directors and members of our finance, accounting and treasury departments. Both the Worldwide Code of Conduct and the Financial Team Code of Conduct are available under Corporate Governance in the Investor Relations section of our website at *www.nvidia.com*. If we make any amendments to the Worldwide Code of Conduct or the Financial Team Code of Conduct or grant any waiver from a provision of either code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

Stockholder Communications with the Board of Directors

Stockholders who wish to communicate with the Board regarding nominations of directors or other matters may do so by sending written communications addressed to David M. Shannon, our Secretary, at NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050. All stockholder communications we receive that are addressed to the Board will be compiled by our Secretary. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Nominating and Corporate Governance Committee.

Nomination of Directors

The Nominating and Corporate Governance Committee identifies, reviews and evaluates candidates to serve as directors and recommends candidates for election to the Board. In making its determinations, the Nominating and Corporate Governance Committee strives to select individuals who have the highest personal and professional integrity, have demonstrated exceptional ability and judgment and will be effective in collectively serving the long-term interests of the stockholders. In selecting individuals as nominees, the Nominating and Corporate Governance Committee will also consider any other factor that it deems relevant, including industry experience and diversity.

In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews these directors' overall service to NVIDIA during their terms, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair the directors' independence. In the case of new director candidates, the Nominating and Corporate Governance Committee determines whether the nominee is independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and, when necessary, the advice of counsel. The Nominating and Corporate Governance Committee uses its network of contacts to compile a list of potential candidates, but may also engage a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the Board.

The Nominating and Corporate Governance Committee evaluates candidates proposed by stockholders using the same criteria as it uses for other candidates. Matters put forth by our stockholders will be reviewed by the Nominating and Corporate Governance Committee, which will determine whether these matters should be presented to the Board. The Nominating and Corporate Governance Committee will give serious consideration to all such matters and will make its determination in accordance with its charter and applicable laws. Stockholders seeking to recommend a prospective nominee should follow the instructions under the heading *Stockholder Communications with the Board of Directors*. Stockholder submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. Stockholders are advised to review our bylaws, which contain the requirements for director nominations. The Nominating and Corporate Governance Committee did not receive any stockholder nominations during fiscal 2009.

Majority Vote Standard

As a part of our continuing process of enhancing our corporate governance procedures and to provide our stockholders with a more meaningful role in the outcome of the election of directors, in March 2006, our Board amended our Bylaws to adopt a majority vote standard for non-contested director elections. Our Bylaws now provide that in a non-contested election if the votes cast **FOR** an incumbent director do not exceed the number of votes **WITHHELD**, such incumbent director shall promptly tender his resignation to the Board. The Nominating and Corporate Governance Committee will review the circumstances surrounding the **WITHHELD** vote and promptly make a recommendation to the Board on whether to accept or reject the resignation or whether other action should be taken. In making its decision, the Board will evaluate the best interests of NVIDIA and our stockholders and will consider all factors and relevant information. The Board will act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of certification of the stockholder vote. The director who tenders his resignation will not participate in the Board's or the Nominating and Corporate Governance Committee's decisions. In a contested election, which is an election in which the number of nominees exceeds the number of directors to be elected, our directors will be elected by a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors at that meeting.

Board Meeting Information

The Board met 7 times during fiscal 2009. In addition, during fiscal 2009, the Board held a two-day meeting, during which the Board discussed the strategic direction of NVIDIA, explored and discussed new business opportunities and the product roadmap, and addressed possible challenges facing NVIDIA. We expect each Board member to attend each meeting of the Board and the committees on which he serves. In fiscal 2009, each Board member attended 75% or more of the aggregate meetings of the Board and of the committees on which he served.

Committees of the Board of Directors

The Board has three standing committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Each of these committees operates under a written charter, which may be viewed under Corporate Governance in the Investor Relations section of our website at *www.nvidia.com*.

In fiscal 2006, the Board concluded that having our directors rotate and serve on different committees provides a benefit to us and our stockholders. By rotating among committees, we believe all members are more fully informed regarding the full scope of Board and our activities. The Board believes that such rotations are a good corporate governance practice and intends to make periodic rotations in the future. On February 5, 2009, the Nominating and Corporate Governance Committee examined the composition and chairmanship of the Board's committees and recommended certain rotations to the full Board for fiscal 2010, as described below.

Proxy

Committees and Current Membership	Number of Meetings Held During Fiscal 2009 and Committee Functions
Audit *Fiscal 2009* Mark L. Perry* A. Brooke Seawell Tench Coxe	Meetings: 9 • oversees our corporate accounting and financial reporting process; • evaluates the performance of and assesses the qualifications of our independent registered public accounting firm; • determines and approves the engagement of the independent registered public accounting firm; • determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; • reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; • confers with management and our independent registered public accounting firm regarding the effectiveness of internal control over financial reporting; • discusses with management and the independent registered public accounting firm the results of the annual audit and the results of our quarterly financial statements; • reviews the financial statements to be included in our annual report; • prepares the report required to be included by the SEC rules in our annual proxy statement or Annual Report on Form 10-K; and • establishes procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
Compensation *Fiscal 2009* Harvey C. Jones* James C. Gaither William J. Miller Mark A. Stevens (1)	Meetings: 8 Written Consent: 3 • reviews and approves our overall compensation strategy and policies; • reviews and recommends to the Board the compensation of our Board members; • reviews and approves the compensation and other terms of employment of our chief executive officer and other executive officers; • reviews and approves corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management; • reviews and approves the disclosure contained in Compensation Discussion and Analysis and considers whether to recommend that it be included in the proxy statement and Annual Report on Form 10-K; • administers our stock option and purchase plans, variable compensation plans and other similar programs; and • may form and delegate authority to subcommittees as appropriate, including, but not limited to, a subcommittee composed of one of more members of the Board.

Committees and Current Membership	Number of Meetings Held During Fiscal 2009 and Committee Functions
Nominating and Corporate Governance	Meetings: 2
Fiscal 2009 James C. Gaither* William Miller Harvey C. Jones	• identifies, reviews and evaluates candidates to serve as directors; • recommends candidates for election to our Board; • makes recommendations to the Board regarding the committee membership; • assesses the performance of the Board and its committees; and • reviews and assesses our corporate governance principles and practices.

* Committee Chairperson

(1) Effective September 3, 2008, in connection with his appointment to the Board, Mr. Stevens was also appointed to the Compensation Committee.

If all nominees to our Board are elected, effective immediately following our 2009 Annual Meeting, our committees will be composed of the following members:

Audit	Compensation	Nominating and Corporate Governance
Mr. Perry (Chairperson)	Mr. Stevens (Chairperson)	Mr. Miller (Chairperson)
Mr. Seawell	Mr. Jones	Mr. Gaither
Mr. Coxe	Mr. Miller	Mr. Jones
Mr. Gaither		Mr. Stevens

In addition to our three standing committees, in August 2007 the Board formed a Special Litigation Committee to investigate, evaluate, and make a determination as to how we should proceed with respect to the claims and allegations asserted in certain derivative actions cases brought on behalf of NVIDIA against certain of our current and former executive officers and directors. The derivative actions assert claims concerning errors related to our historical stock option granting practices and associated accounting for stock-based compensation expense. Dr. Steven Chu and Mr. Perry served on the Special Litigation Committee during fiscal 2009. Dr. Chu resigned from the Board of Directors and all committees thereof, effective as of the date he was sworn in as Secretary of Energy of the United States, January 21, 2009. In March 2009, we settled each of the derivative actions. Assuming the Settlement becomes effective in April 2009, the responsibilities of the Special Litigation Committee have concluded.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

For fiscal 2009, the Compensation Committee consisted of Messrs. Gaither, Jones, Miller and Stevens. Mr. Stevens was appointed to the Compensation Committee effective September 3, 2008. As described above, if all nominees to our Board are elected, immediately following our 2009 Annual Meeting, the Compensation Committee shall consist of Messrs. Jones, Miller and Stevens. No member of the Compensation Committee is an officer or employee of NVIDIA, and none of our executive officers serve as a director or member of a compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee. Each of our current directors has purchased and holds shares of our common stock.

DIRECTOR COMPENSATION

Our non-employee directors receive options to purchase shares of our common stock for their services as members of our Board. Non-employee directors do not receive cash compensation for their services as members of our Board, but may be reimbursed for expenses incurred in attending Board and committee meetings and continuing educational programs as set forth in our Corporate Governance Policies. Directors who are also employees do not receive any fees or equity compensation for service on the Board. Mr. Huang is our only employee director.

Historically, options to purchase shares of our common stock have been automatically granted to our non-employee directors under our 1998 Non-Employee Directors' Stock Option Plan as incorporated into our 1998 Equity Incentive Plan, which we refer to as the 1998 Plan. Beginning in June 2007, we started granting annual stock option grants on the first trading day after the annual meeting to our non-employee directors from our 2007 Equity Incentive Plan, which we refer to as the 2007 Plan.

Fiscal 2009

In March 2008, the Compensation Committee undertook its annual review of the type and form of compensation paid to our non-employee directors in connection with their service on our Board and its committees. The Compensation Committee consulted with our Human Resources Department and Hewitt Associates LLC, or Hewitt, and reviewed peer company data. Based on this review, the Compensation Committee recommended, and the Board of Directors approved, continuing our practice of compensating our non-employee directors solely through the use of stock option grants in fiscal 2009 and to target the compensation of non-employee directors at approximately the 75th percentile of the peer companies. The Compensation Committee employed our binomial option pricing model to determine grant recommendations whose fair value (as determined in accordance with Statement of Financial Accounting Standards No. 123 (revised), or SFAS No. 123(R), *Share Based Payment*) approximately aligned with the 75th percentile of our select peer companies' total annual compensation, both cash and equity, for non-employee directors. As a result of this review, the Compensation Committee recommended, and the Board approved, establishing the fiscal 2009 initial, annual Board and committee stock option grants at 120,000, 30,000 and 10,000 shares, respectively.

The Board does not set a specific dollar value target for the grants to the non-employee directors. Instead, the Compensation Committee establishes in advance a set number of shares subject to such grants, generally a few months before the date of our annual meeting. As a result, the fair value of such grants will fluctuate as the price of our common stock fluctuates during the interim period.

See *Compensation Discussion and Analysis—Role of Various Parties in Making Compensation Decisions* for additional information about the role of Hewitt.

The following table provides information regarding compensation of non-employee directors who served during fiscal 2009:

Director Compensation for Fiscal 2009

Name	Option Awards($) (1)(2)(3)(4)	Total ($)
Steven Chu (5)(6)	$368,156	$368,156
Tench Coxe	478,181	478,181
James C. Gaither	478,181	478,181
Harvey C. Jones	478,181	478,181
William J. Miller	478,181	478,181
Mark L. Perry (5)	525,354	525,354
A. Brooke Seawell	478,181	478,181
Mark A. Stevens (7)	95,660	95,660

(1) Amounts shown in this column do not reflect dollar amounts actually received by the non-employee director. Instead, these amounts reflect the dollar amount recognized for financial statement reporting purposes for fiscal 2009 in accordance with SFAS No. 123(R). Assumptions used in the calculation of these amounts are included in Note 2, *Stock-Based Compensation*, of the Notes to our Audited Consolidated Financial Statements for fiscal 2009 included in our Annual Report on Form 10-K filed with the SEC on March 13, 2009. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our non-employee directors will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.

(2) The amounts recognized for financial statement reporting purposes in fiscal 2009 reflected in the table above include stock-based compensation expense from stock options granted both in and prior to fiscal 2009. The following chart provides additional information regarding the amounts of stock option compensation expense we recognized in fiscal 2009.

Name	Expense Related to Stock Options Granted in Fiscal 2009 ($)	Expense Related to Stock Options Granted Prior to Fiscal 2009 ($)
Steven Chu	$ 61,660	$306,496
Tench Coxe	116,933	361,248
James C. Gaither	116,933	361,248
Harvey C. Jones	116,933	361,248
William J. Miller	116,933	361,248
Mark L. Perry	116,933	408,421
A. Brooke Seawell	116,933	361,248
Mark A. Stevens	95,660	—

(3) At fiscal year end, each non-employee director held stock options to purchase the following aggregate number of shares of our common stock: Dr. Chu, options to purchase 311,250 shares; Mr. Coxe, options to purchase 868,000 shares; Mr. Gaither, options to purchase 463,000 shares; Mr. Jones, options to purchase 598,000 shares; Mr. Miller, options to purchase 1,258,000 shares; Mr. Perry, options to purchase 323,000 shares; Mr. Seawell, options to purchase 1,438,000 shares; and Mr. Stevens, options to purchase 120,000 shares.

(4) Except for Mr. Stevens, on June 20, 2008, each non-employee director received a stock option to purchase 30,000 shares as compensation for his service on the Board with an exercise price of $19.76 per share, which was the closing price of our common stock as reported by NASDAQ on June 20, 2008. The grant date fair value of these awards as determined under SFAS No. 123(R) for financial statement reporting purposes was $10.23 per share for a total grant date fair value of $306,900 per grant. Except for Dr. Chu and Mr. Stevens, each non-employee director also received an additional stock option to purchase 10,000 shares on June 20, 2008 for his service as a member of either the Compensation or the Audit Committee in fiscal 2009 with an exercise price of $19.76 per share, which was the closing price of our common stock as reported by NASDAQ on June 20, 2008. The grant date fair value of these awards as determined under SFAS

No. 123(R) for financial reporting purposes was $9.17 per share for a total grant date fair value of $91,700 per grant. On September 3, 2008, Mr. Stevens received a stock option to purchase 120,000 shares as compensation for his service on the Board with an exercise price of $11.66 per share, which was the closing price of our common stock as reported by NASDAQ on September 3, 2008. The grant date fair value of this award as determined under SFAS No. 123(R) for financial reporting purposes was $6.02 per share for a total grant date fair value of $722,400. Assumptions used in the calculation of these amounts are included in Note 2, *Stock-Based Compensation*, of the Notes to our Audited Consolidated Financial Statements for fiscal 2009 included in our Annual Report on Form 10-K filed with the SEC on March 13, 2009.

(5) In fiscal 2009, neither Mr. Perry nor Dr. Chu received additional consideration for their services as members of the Special Litigation Committee.

(6) Dr. Chu resigned from the Board, effective as of the date he was sworn in as Secretary of Energy of the United States, January 21, 2009.

(7) Effective September 3, 2008, Mr. Stevens was appointed to the Board and the Compensation Committee.

Fiscal 2010

In March 2009, the Compensation Committee again undertook an annual review of the form and amount of compensation paid to our non-employee directors. The Compensation Committee consulted with our Human Resources Department and Hewitt, and reviewed peer company data. Based on this review, the Compensation Committee recommended, and the Board of Directors approved, the continuation of our policy of aligning directors and stockholders' interests by providing only equity compensation in the form of stock options and to target the compensation of non-employee directors at approximately the 75th percentile of the peer companies. The Compensation Committee employed our binomial option pricing model to determine grant recommendations whose approximate fair value (as determined under SFAS No. 123(R) for financial reporting purposes) aligned with the 75th percentile of our select peer companies' total annual compensation, both cash and equity, for non-employee directors.

Historically, two grants have been made to non-employee directors: one for committee service vesting over the following year, and one for board service, vesting over one year, commencing two years following the grant. In light of the fact that all non-employee directors currently serve on a committee and will do so in fiscal 2010, it was determined that for fiscal 2010, the annual board and committee grant should be combined into a single grant to compensate for overall service to NVIDIA. In addition, the Compensation Committee determined such combined grant should vest quarterly over the year following the 2009 Annual Meeting in order to correlate the vesting of the annual stock option to the non-employee director's service on the Board and its committees over the following year. Therefore, as a result of the review above, a single stock option for 48,000 shares will be granted to each non-employee director on the first trading day following the date of our 2009 Annual Meeting.

SUMMARY OF NON-EMPLOYEE DIRECTOR COMPENSATION

The following table summarizes the compensation provided to our non-employee directors for fiscal 2009 and compensation expected to be provided in fiscal 2010.

Type of Compensation	Fiscal 2009	Fiscal 2010	Vesting*
Initial Board Grant	Option to purchase 120,000 shares of common stock	We expect that any director that joins our Board after the 2009 Annual Meeting, but before our 2010 annual meeting of stockholders, will receive a pro rated portion of the Annual Board Grant for fiscal 2010 (as discussed below). In the event a new director joins the Board, the Compensation Committee will consider whether additional equity compensation is appropriate	Initial Board Grants issued in fiscal 2009 vest quarterly over a three year period The vesting for the pro rated portion of any Annual Board Grant issued to a new director in fiscal 2010 shall vest quarterly from the date of appointment to the Board such that the grant is fully vested on the one year anniversary of the 2009 Annual Meeting
Annual Board Grant	Options to purchase 30,000 shares of common stock	Options to purchase 48,000 shares of common stock. This grant is inclusive of service on committees of the Board	Annual Board Grants for fiscal 2009 vest quarterly beginning on the second anniversary of the date of grant and are fully vested on the third anniversary of the date of grant Annual Board Grants for fiscal 2010 vest quarterly over the year following the 2009 Annual Meeting
Annual Committee Grant	Option to purchase 10,000 shares of common stock for serving on the Compensation or Audit Committee. No options were granted for serving on the Nominating and Corporate Governance Committee	No separate options will be granted for serving on committees of the Board as the Annual Committee Grant is now integral to the Annual Board Grant	Annual Committee Grants in fiscal 2009 vest in full on the one year anniversary of the date of grant

* Vesting is adjusted in certain circumstances as described below.

The following are the principal terms of the stock options granted to our non-employee directors in fiscal 2009.

Initial Grants. In fiscal 2009, Initial Board Grants for 120,000 shares were made to each new non-employee director who was elected or appointed to our Board on the date of election or appointment. On September 3, 2008, in connection with his appointment to the Board, Mr. Stevens was granted a stock option to purchase 120,000 shares of our common stock, at an exercise price of $11.66 per share, which was the closing price of NVIDIA common stock as reported by NASDAQ on September 3, 2008.

Annual Grants—Board Members. Annual Board Grants are made on the first trading day after the annual meeting, unless there is a blackout period under our insider trading policy in which case, the Annual Board Grants will be made on the first trading day after the trading window opens. On June 20, 2008, each of Messrs. Coxe, Gaither, Jones, Miller, Perry and Seawell and Dr. Chu was granted a stock option to purchase 30,000 shares of our common stock, at an exercise price of $19.76 per share, which was the closing price of NVIDIA common stock as reported by NASDAQ on June 20, 2008.

Annual Grants—Committee Members. In fiscal 2009, the Annual Committee Grants were made on the day after the annual meeting. On June 20, 2008, each of Messrs. Coxe, Gaither, Jones, Miller, Perry and Seawell was granted a stock option to purchase 10,000 shares of our common stock, at an exercise price of $19.76 per share, which was the closing price of NVIDIA common stock as reported by NASDAQ on June 20, 2008.

Annual Grants—Adjusted Vesting for Not Attending Meetings. With respect to the Annual Board Grants granted in fiscal 2009, if a non-employee director fails to attend at least 75% of the regularly scheduled meetings of the Board during the two-year period following the grant of the option, vesting of the option will change. Instead of vesting as described above, the Annual Board Grants will vest 30% upon the three-year anniversary of the grant date and 70% during the fourth year, such that the entire option will become fully vested on the four-year anniversary of the date of the grant. If a non-employee director fails to attend at least 75% of the regularly scheduled meetings of the committee on which he sits during the year following the grant of the option, rather than vesting as described above, his Annual Committee Grant will vest annually over four years following the date of grant at the rate of 10% per year for the first three years and 70% during the fourth year. To date, these adjusted vesting provisions have never been triggered.

Annual Grants—Adjusted Vesting for Disability. With respect to the Annual Board Grants granted in fiscal 2009, if a non-employee director's service as a director terminates between the date of grant of the Annual Board Grant and the two-year anniversary of the date of grant of the Annual Board Grant due to disability, the Annual Board Grant will immediately vest and be exercisable on a pro rata basis for each full quarter served during such time. With respect to the Annual Committee Grants granted in fiscal 2009, if a non-employee director's service as a committee member terminates between the date of grant of the Annual Committee Grant and the one-year anniversary of the date of grant of the Annual Committee Grant due to disability, then the Annual Committee Grant will immediately vest and be exercisable based on the number of months served on the respective committee prior to the termination of service.

Adjusted Vesting for Death. If a non-employee director's service as a director terminates due to death, the Initial Board Grant, Annual Board Grants and Annual Committee Grants shall immediately vest and become exercisable.

Vesting Adjustments. The change-in-control provisions in each of our 1998 Plan and 2007 Plan apply to options to purchase shares of our common stock held by our non-employee directors and may result in the acceleration of the vesting of such shares in certain circumstance. Please see *Employee, Severance and Change-in-Control Agreements* for a further discussion of these provisions.

PROPOSAL 2
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2010

The Audit Committee has selected PricewaterhouseCoopers LLP, or PwC, to serve as our independent registered public accounting firm for our fiscal year ending January 31, 2010. Stockholder ratification of the Audit Committee's selection of PwC is not required by our bylaws or any other governing documents or laws. As a matter of good corporate governance, we are submitting the selection of PwC to our stockholders for ratification. If our stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain PwC. Even if the selection is ratified, the Audit Committee in its sole discretion may direct the appointment of a different independent registered public accounting firm at any time during the fiscal year if it determines that such a change would be in our best interests and those of our stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the 2009 Annual Meeting will be required to ratify the selection of PwC. Abstentions will be counted toward the tabulation of votes cast and will have the same effect as votes against the proposal. Broker non-votes are counted toward a quorum, but are not counted for any purpose in determining whether this proposal has been approved.

We expect that a representative of PwC will attend the 2009 Annual Meeting. The PwC representative will have an opportunity to make a statement at the 2009 Annual Meeting if he or she so desires. The representative will also be available to respond to appropriate stockholder questions.

THE BOARD RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.

AUDIT COMMITTEE AND INDEPENDENT AUDITOR INFORMATION

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent specifically incorporated by reference therein.

The Audit Committee oversees accounting, financial reporting, internal control over financial reporting, financial practices and audit activities of NVIDIA and its subsidiaries. The Audit Committee reviews the results and scope of the audit and other services provided by the independent registered public accounting firm and reviews financial statements and the accounting policies followed by NVIDIA prior to the issuance of the financial statements with both management and the independent registered public accounting firm.

Management is responsible for the financial reporting process, the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, the system of internal control over financial reporting, and the procedures designed to facilitate compliance with accounting standards and applicable laws and regulations. PricewaterhouseCoopers LLP, or PwC, our independent registered public accounting firm for fiscal 2009, was responsible for performing an independent audit of the consolidated financial statements and issuing a report on the consolidated financial statements and of the effectiveness of our internal control over financial reporting as of January 25, 2009. PwC's judgments as to the quality, not just the acceptability, of our accounting principles and such other matters are required to be disclosed to the Audit Committee under applicable standards. The Audit Committee oversees these processes. Also, the Audit Committee has ultimate authority and responsibility to select, evaluate and, when appropriate, terminate the independent registered public accounting firm. The Audit Committee approves audit fees and non-audit services provided by and fees paid to the independent registered public accounting firm.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the independent registered public accounting firm. The Audit Committee does not plan or conduct audits, determine that our financial statements are complete and accurate and in accordance with GAAP, or assess our internal control over financial reporting. The Audit Committee relies, without additional independent verification, on the information provided by our management and on the representations made by management that the financial statements have been prepared with integrity and objectivity, and the opinion of PwC that such financial statements have been prepared in conformity with GAAP.

In this context, the Audit Committee reviewed and discussed the audited consolidated financial statements for fiscal 2009 with management and our internal control over financial reporting with management and PwC. Specifically, the Audit Committee discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61, as amended. We have received from PwC the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with the Audit Committee concerning independence. The Audit Committee also considered whether the provision of certain permitted non-audit services by PwC is compatible with PwC's independence and discussed PwC's independence with PwC.

Based on the Audit Committee's review and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Annual Report on Form 10-K of NVIDIA for the fiscal year ended January 25, 2009.

AUDIT COMMITTEE

Mark L. Perry, Chairman
A. Brooke Seawell
Tench Coxe

FEES BILLED BY THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following is a summary of fees billed by PwC for fiscal 2009 and 2008 for audit, tax and other professional services during the fiscal year:

	Fiscal 2009	Fiscal 2008
Audit Fees (1)	$3,424,469	$2,788,379
Audit-Related Fees (2)	79,000	67,500
Tax Fees (3)	189,235	161,722
All Other Fees (4)	3,000	2,805
Total Fees	$3,695,704	$3,020,406

(1) Audit fees include fees for the audit of our consolidated financial statements, the audit of our internal control over financial reporting, reviews of our quarterly financial statements and annual report, reviews of SEC registration statements and related consents and fees related to statutory audits of some of our international entities.

(2) Audit-related fees for fiscal years 2009 and 2008 consisted of fees for acquisitions.

(3) Tax fees consist of fees for tax compliance and consultation services.

(4) All other fees consist of fees for products or services other than those included above, including payment to PwC related to the use of an accounting regulatory database.

All of the services provided for fiscal 2009 and 2008 described above were pre-approved by the Audit Committee or the Chairman of the Audit Committee through the authority granted to him by the Audit Committee, which is described below.

Our Audit Committee determined that the rendering of services other than audit services by PwC was compatible with maintaining PwC's independence.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the pre-approval of all audit and permissible non-audit services rendered by our independent registered public accounting firm. The policy generally permits pre-approvals of specified permissible services in the defined categories of audit services, audit-related services and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of our independent registered public accounting firm or on an individual case-by-case basis before the independent registered public accounting firm is engaged to provide each service. In some cases the full Audit Committee provides pre-approval for up to a year related to a particular defined task or scope. In other cases, the Audit Committee has delegated power to Mark L. Perry, the Chairman of our Audit Committee, to pre-approve additional non-audit services if the need for the service was unanticipated and approval is required prior to the next scheduled meeting of the Audit Committee. Mr. Perry then communicates such pre-approval to the full Audit Committee at its next meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of February 15, 2009 as to shares of our common stock beneficially owned by:

- each director;
- each of the executive officers named in the Summary Compensation Table;
- all of our directors and executive officers as a group; and
- all those known by us to be beneficial owners of more than five percent or more of our common stock.

Proxy

Beneficial ownership is determined in accordance with the SEC's rules and generally includes voting or investment power with respect to securities as well as shares of common stock subject to options exercisable within 60 days of February 15, 2009. Unless otherwise indicated, the address of each of the individuals listed below is c/o NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050.

Name of Beneficial Owner(1)	Shares Owned	Shares Issuable within 60 days	Total Shares Owned	Percent(%)
Named Executive Officers:				
Jen-Hsun Huang (2)	21,729,504	5,904,744	27,634,248	5.1%
Marvin D. Burkett	176,244	693,564	869,808	*
Ajay K. Puri	4,494	566,611	571,105	*
David M. Shannon (3)	64,851	386,070	450,921	*
Debora Shoquist	1,182	124,999	126,181	*
Directors, not including CEO:				
Tench Coxe (4)	1,399,644	769,500	2,169,144	*
James C. Gaither (5)	159,404	364,500	523,904	*
Harvey C. Jones (6)	2,012,543	279,336	2,291,879	*
William J. Miller (7)	302,808	1,159,500	1,462,308	*
Mark L. Perry (8)	50,000	224,500	274,500	*
A. Brooke Seawell (9)	75,000	681,000	756,000	*
Mark A. Stevens (10)	1,837,866	20,000	1,857,866	*
All directors and executive officers as a group (13 persons) (11)	27,813,540	11,174,324	38,987,864	7.1%
5% Stockholders:				
AXA and affiliates (12)	54,392,810	—	54,392,810	10.1%
PRIMECAP Management Company and affiliates (13)	36,888,574	—	36,888,574	6.8%

* Represents less than 1 percent of the outstanding shares of our common stock.

(1) This table is based upon information provided to us by our executive officers and directors. Information about principal stockholders is based solely on Schedules 13G filed with the SEC. Unless otherwise indicated in the relevant footnote to this table and subject to community property laws where applicable, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages of beneficial ownerships are based on 539,010,185 shares of our common stock outstanding as of February 15, 2009, adjusted as required by SEC rules.

(2) Includes 19,572,465 shares of common stock held by Jen-Hsun Huang and Lori Huang, as co-trustees of the Jen-Hsun and Lori Huang Living Trust u/a/d May 1, 1995, or the Huang Trust, and 1,237,239 shares of common stock held by J. and L. Huang Investments, L.P., of which the Huang Trust is the general partner. By virtue of their status as co-trustees of the Huang Trust, each of Jen-Hsun Huang and Lori Huang may be deemed to have shared beneficial ownership of the 19,572,465 shares held by the Huang Trust and 1,237,239 shares held J. and L. Huang Investments, L.P. and to have shared power to vote or to direct the vote or to dispose of or direct the disposition of such securities.

(3) Includes 9,799 shares of common stock held by the Shannon Revocable Trust, of which Mr. Shannon is the trustee and of which Mr. Shannon exercises sole voting and investment power.

(4) Includes 171,312 shares of common stock held in a retirement trust over which Mr. Coxe exercises sole voting and investment power. Mr. Coxe disclaims beneficial ownership in these shares except as to his pecuniary interest in the shares. Also includes 321,849 shares held in the Coxe Revocable Trust, or the Coxe Trust, of which Mr. Coxe and his wife are co-trustees and of which Mr. Coxe exercises shared voting and investment power. Mr. Coxe disclaims beneficial ownership in the shares held by the Coxe Trust, except to the extent of his pecuniary interest therein.

(5) Includes 5,574 shares held by the James C. Gaither Revocable Trust, of which Mr. Gaither is the trustee and of which Mr. Gaither exercises sole voting and investment power.

(6) Includes (i) 439,826 shares of common stock held in the Jones Living Trust, of which Mr. Jones is a co-trustee and of which Mr. Jones exercises shared voting and investment power, (ii) 71,760 shares of common stock owned by ACK Family Partners, L.P. of which Mr. Jones is a general partner and of which Mr. Jones exercises shared voting and investment power, and (iii) (a) 3,900 shares of common stock owned by the Gregory C. Jones Trust, of which Mr. Jones is co-trustee and of which Mr. Jones exercises shared voting and investment power, (b) 3,900 shares of common stock owned by the Carolyn E. Jones Trust, of which Mr. Jones is a co-trustee and of which Mr. Jones exercises shared voting and investment power, and (c) 3,900 shares of common stock owned by the Harvey C. Jones III Trust, of which Mr. Jones is a co-trustee and of which Mr. Jones exercises shared voting and investment power, collectively, the Jones Children Trusts. Mr. Jones disclaims beneficial ownership of the 71,760 shares of common stock held by ACK Family Partners, L.P., except to the extent of his pecuniary interest therein. Mr. Jones disclaims beneficial ownership of the 11,700 shares of common stock held by Jones Children Trusts, except to the extent of his pecuniary interest therein.

(7) Includes 302,808 shares held by the Millbor Family Trust, of which Mr. Miller and his wife are co-trustees and of which Mr. Miller exercises shared voting and investment power.

(8) Includes 50,000 shares held by The Perry & Pena Family Trust, of which Mr. Perry and his wife are co-trustees and of which Mr. Perry exercises shared voting and investment power.

(9) Includes 75,000 shares held by the Seawell Revocable Trust, of which Mr. Seawell is the trustee and of which Mr. Seawell exercises sole voting and investment power.

(10) Includes 1,837,866 shares held by the 3rd Millennium Trust, of which Mr. Stevens and his wife are co-trustees and of which Mr. Stevens exercises shared voting and investment power.

(11) Includes shares described in footnotes two through ten above.

(12) This information is based solely on a Schedule 13G/A, dated February 13, 2009, filed with the SEC on February 13, 2009 by AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle (collectively, Mutuelles AXA), AXA, and AXA Financial, Inc., reporting their beneficial ownership as of December 31, 2008. The Schedule 13G/A reports that a majority of the reported shares are held by unaffiliated third-party client accounts managed by AllianceBernstein L.P., as investment advisor, which is a subsidiary of AXA Financial, Inc., 10,709 shares are held by AXA Investment Managers Paris (France), 6,720 shares are held by AXA Rosenberg Investment Management LLC and 11,871 shares are held by AXA Equitable Life Insurance Company. The Mutuelles AXA are the parent holding company of AXA; AXA is the owner of AXA Financial, Inc. and is the parent holding company of AXA Investment Managers Paris (France) and AXA Rosenberg Investment Management LLC; and AXA Financial, Inc. is the parent holding company of AllianceBernstein L.P. and AXA Equitable Life Insurance Company, both of which operate under independent management and make independent voting and investment decisions. According to the Schedule 13G/A, each of the reporting persons, except for AXA Financial, Inc., have sole voting power with respect to 41,695,494 shares and sole dispositive power with respect to an aggregate of 54,392,810 shares. According to the Schedule 13G/A, AXA Financial, Inc. has sole voting power with respect to 41,678,065 shares and sole dispositive power with respect to an aggregate of 54,375,381 shares. Mutuelles AXA and AXA expressly declare that filing of the Schedule 13G/A shall not be construed as an admission of beneficial ownership of any of the reported shares. The Mutuelles AXA are located at 26, rue Drouot, 75009 Paris, France. AXA is located at 25, avenue Matignon, 75008 Paris, France. AXA Financial is located at 1290 Avenue of the Americas, New York, NY 10104.

(13) This information is based solely on a Schedule 13G/A, dated February 5, 2009, filed with the SEC on February 12, 2009 by PRIMECAP Management Company, or PRIMECAP, reporting its beneficial ownership as of December 31, 2008. The Schedule 13G/A reports that PRIMECAP has sole voting power with respect to 8,499,074 shares and sole dispositive power with respect to 36,888,574 shares. PRIMCECAP is located at 225 South Lake Ave., #400, Pasadena, CA 91101.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our Compensation Discussion and Analysis describes our compensation philosophy and objectives, outlines our compensation program, and explains how we believe our compensation program achieves our philosophy and objectives. We also explain how our compensation process works as well as our compensation decisions for fiscal 2009 and certain compensation decisions for fiscal 2010. Those senior executives whose compensation is discussed below are listed in the *Summary Compensation Table for Fiscal Years 2009, 2008 and 2007* in this proxy statement and in this section we refer to them as our executive officers. The compensation process for these executive officers is the same for the other members of our executive staff.

Executive Compensation Philosophy and Overview

Our success is grounded in our culture of innovation, teamwork, and entrepreneurship. Our compensation programs are designed to support this culture by allowing us to:

- *Attract and retain the world's best talent.* We compete for talented executives with leading technology companies worldwide, including both start-ups and established businesses. Our programs must allow us to attract and retain dynamic, innovative people who are motivated by the challenges and opportunities of growing our business.
- *Motivate and reward performance.* We believe that compensation should vary with performance, and that a significant portion of an executive officer's compensation should be linked to individual and corporate performance.
- *Align compensation with stockholder's interests.* We believe our programs should reward our executive officers for contributions to the growth of our enterprise value.
- *Manage resources efficiently.* Employee compensation is a significant expense for us. We strive to manage our compensation programs to balance our need to reward and retain executives with preserving stockholder value.
- *Align executive and employee compensation structures.* We believe that our compensation programs should be consistent across our employee population and that the interests of our executives should be aligned with our employee base. Therefore, we have structured our compensation programs for our executive officers to be aligned with what we offer to more than 250 key employees with an emphasis on direct compensation—base salary, variable cash compensation and stock-based awards—while avoiding special benefits for executive officers.

Elements of Compensation

Our executive compensation program consists of the following components:

- Base salary;
- Variable cash compensation; and
- Long-term incentives in the form of stock options and, commencing in fiscal 2010, a combination of stock options and restricted stock unit awards.

As discussed in greater detail below, the Compensation Committee of the Board of Directors, or the Compensation Committee, does not use a strict weighting system between compensation elements for each executive officer, but instead considers the total compensation necessary to motivate and retain these individuals with a mix that is significantly biased towards performance based components, including variable cash compensation and equity compensation. At present, we do not believe it is necessary to supplement these three primary elements with perquisites, executive change-in-control arrangements or special severance benefits, except in special circumstances, such as short term arrangements as discussed below for Mr. White.

How We Make Compensation Decisions

Role of the Various Parties in Making Compensation Decisions

Our executive compensation program is administered by the Compensation Committee, with the assistance of our Chief Executive Officer, or CEO, and members of our Human Resources Department, including the Senior Vice President, Human Resources.

For fiscal 2009, the Compensation Committee retained an executive compensation consultant, Hewitt Associates LLC, or Hewitt, to assist with the compensation-determination process for all executive officers, including our CEO. Hewitt reports directly to the Compensation Committee. Hewitt worked with the Compensation Committee and our management to gather and analyze third-party data about our peer companies' compensation practices and provided feedback regarding proposed macro-compensation decisions. During fiscal 2009, Hewitt also aided the Compensation Committee with a review of the compensation of our non-employee directors.

At the end of each fiscal year, our Senior Vice President, Human Resources and other members of his department work with the CEO and the Compensation Committee to review our overall compensation program for our executive officers. The process begins with members of our Human Resources department gathering data from the Radford Executive Survey. They then analyze compensation practices at our peer companies (described below), assess existing compensation programs at NVIDIA, forecast our growth, and model total compensation costs and stock dilution from any proposed changes to the existing compensation programs. The Senior Vice President, Human Resources then presents a proposed compensation plan for the upcoming fiscal year to our CEO.

Our CEO reviews the plan for the upcoming year with the Compensation Committee. In addition, our CEO reviews the individual performance of each executive against results achieved and leadership demonstrated during the previous year. Our CEO also considers the challenges faced during the previous year and the scope and difficulty of the executive officer's role. The CEO then makes recommendations for each executive officer's base salary, variable compensation level and equity-based awards for the new fiscal year, as well as variable compensation payouts for the prior year. Through several regularly scheduled meetings, the Compensation Committee reviews these recommendations with the CEO and the Senior Vice President, Human Resources and makes compensation decisions for the executive officers. The Compensation Committee adjusts each executive officer's compensation up or down based on the factors discussed above.

The Compensation Committee, working directly with Hewitt, makes compensation decisions for our CEO separately without his participation. The Compensation Committee evaluates the CEO's performance taking into account a self-review prepared by the CEO and the Compensation Committee's own judgment of the results achieved by our CEO as compared to goals established at the beginning of the fiscal year. In addition, the Compensation Committee analyzes market data and the compensation practices at our peer companies. At the end of this annual process, the Compensation Committee reviews its overall compensation decisions with the full Board in executive session.

Compensation Benchmarking

When establishing the compensation program each year, the Compensation Committee determines the amount and types of compensation that will best allow us to secure key talent and to motivate performance and innovation, keeping in mind the competitive market for executive talent. In order to balance these goals, the Compensation Committee reviews the data discussed below.

For fiscal 2009, members of our Human Resources Department began with the full Radford Executive Survey of 162 companies as a source of compensation data for all of the executive officers. They then created three different subsets or peer lists within that larger group as described in the table below. We use information based on all four groups to help assess the market and help determine appropriate levels of compensation for our executive officers. The following companies make up our three peer company groups:

Company Name	EE	EX	SC	Company Name	EE	EX	SC
Adobe Systems Incorporated	X	X		LSI Corporation	X	X	X
Advanced Micro Devices, Inc.	X	X	X	Marvell Semiconductor	X	X	X
Agere Systems Inc.		X	X	Maxim Integrated Products, Inc.			X
Agilent Technologies, Inc.		X		Microchip Technology Incorporated			X
Altera Corporation	X	X	X	Micron Technology, Inc.	X	X	X
Amazon.Com, Inc.	X	X		Microsoft Corporation	X		
Apple Inc.	X			Motorola, Inc.	X		
Atmel Corporation			X	National Semiconductor Corporation	X	X	X
Autodesk, Inc.	X	X		Network Appliance, Inc.	X	X	
Avago Technologies Limited			X	NXP Semiconductors USA Inc.			X
BEA Systems, Inc.	X			ON Semiconductor Corporation	X		X
Broadcom Corporation	X	X	X	Oracle Corporation	X		
Cadence Design Systems, Inc.	X			Palm, Inc.	X		
Cisco Systems, Inc.	X			Philips Electronics N.A. Corp.	X		
Cypress Semiconductor Corporation	X		X	Qimonda North America Corporation			X
Dell Inc.	X			QUALCOMM Incorporated	X	X	
eBay Inc.	X	X		Samsung Telecommunications America LLC	X		
Electronic Arts Inc.	X	X		SanDisk Corporation	X	X	X
EMC Corporation	X			Sharp Microelectronics of the Americas			X
Fairchild Semiconductor International, Inc.			X	Sony Computer Entertainment America Inc.	X		
Gateway, Inc.	X			Spansion Inc.			X
Google Inc.	X			STMicroelectronics N.V.	X		X
Infineon Technologies AG		X	X	Sun Microsystems, Inc.	X	X	
Intel Corporation	X		X	Symantec Corporation	X		
International Rectifier Corporation			X	Synopsys, Inc.	X		
Intuit Inc.	X	X		Texas Instruments Incorporated	X	X	X
Juniper Networks, Inc.	X	X		Xilinx, Inc.	X	X	X
KLA-Tencor Corporation	X	X		Yahoo! Inc.	X		
LM Ericsson Telephone Company	X						

Key to Table:

EE: Companies listed as employee peers are the companies in various industries with which we feel we compete for executives and employees.

EX: Companies listed as executive peers are the companies of similar size, complexity and with comparable revenue.

SC: Companies listed as semiconductor peers are all the companies in the semiconductor industry from the Radford Executive Survey.

In order to analyze the survey data, each executive officer's position is matched to a job code in the Radford Executive Survey. Our Human Resources Department then provides the CEO and the Compensation Committee with the average for each of the peer groups for the 50th percentile and for the 75th percentile for the three major components of our compensation program. These percentiles are not used as the standard for setting compensation, rather they are used to provide the Compensation Committee with data points for purposes of comparison in evaluating whether the proposed compensation levels for our executive officers are reasonably likely to help us achieve our compensation program objectives.

Use of Tally Sheets

When making annual decisions about an executive officer's compensation, the Compensation Committee reviews the executive officer's total compensation as set forth in a tally sheet that includes:

- Current and past base salary;
- Target variable compensation in previous years;
- Amount of shares granted to each executive officer in the prior four fiscal years; and
- Data about the rewards offered to executives in similar positions at comparable companies.

The tally sheets help the Compensation Committee analyze the executive officer's short- and long-term compensation at NVIDIA and compare total compensation packages offered by our peer companies. The Compensation Committee is committed to reviewing tally sheets annually.

Elements of Our Compensation Program

Base Salary

Purpose. Base salaries are set at levels we believe are sufficient to recruit and retain executive officers. However, we believe biasing an executive officer's compensation toward variable compensation programs and long-term equity compensation creates a strong link between that executive's pay and performance. Therefore, while the Compensation Committee does not rely on a weighting system between fixed and variable compensation, our executive officers' base salaries ranged from approximately 15% to 20% of their total target compensation in fiscal 2009, other than for our CEO. Base salaries are reviewed annually and adjusted as the Compensation Committee deems necessary and appropriate to meet our compensation and business goals.

Factors Considered When Establishing Base Salary. When setting base salaries, the Compensation Committee considers an executive officer's responsibilities (including the scope of their position and complexity of the department or function they manage), experience, the base salaries for other members of NVIDIA's executive staff, and the market data of salaries at peer companies. While reviewing potential changes in base salary, the Compensation Committee also considers the operating expense impact and budgets for executive officer salary adjustments.

Fiscal 2009 Determinations. In March 2008, the Compensation Committee determined that the base salary of each executive officer for fiscal 2009 should remain at its fiscal 2008 level, as the Compensation Committee believed that they were set at levels that balanced our goals of retention and internal pay equity. In September 2008, in light of the current economic environment and our cost reduction efforts, Mr. Huang determined that it would be appropriate for substantially all of his compensation to be linked to our performance. The Compensation Committee accepted Mr. Huang's voluntary proposal to reduce his annual base salary from $600,000 to $1 (after taxes and benefit contributions). This reduction in Mr. Huang's base salary was effective on October 1, 2008.

Fiscal 2010 Determinations. In March 2009, the Compensation Committee determined that the base salary of each of Messrs. Shannon and Puri and Ms. Shoquist for fiscal 2010 should remain at its fiscal 2009 level. However, in light of the current economic environment and our cost reduction efforts, effective March 1, 2009, these base salaries were temporarily reduced by 5% in connection with a company-wide salary reduction action, subject to periodic review against business conditions. For fiscal 2010, the Compensation Committee determined that the annual base salary of Mr. Huang should remain at its fiscal 2009 level of $600,000. However, given the current economic environment and our cost reduction efforts, Mr. Huang voluntarily proposed that his base salary remain at $1 (after taxes and benefit contributions) and the Compensation Committee accepted this proposal.

David White joined NVIDIA in February 2009 as our Executive Vice President and Chief Financial Officer, or CFO. His annual base salary was established at $425,000 for fiscal 2010, based primarily on the CEO's recommendation that this salary was necessary to attract an executive with his skills and background and in consideration of his compensation at his prior employer. Mr. White succeeds Mr. Burkett, whose decision to retire as CFO was previously announced in March 2008 and who is continuing to provide services to NVIDIA as a Senior Advisor.

Proxy

Variable Cash Compensation

Purpose and Structure. In keeping with our pay-for-performance culture, variable cash compensation is designed to be a substantial portion of each executive's total compensation annually and rewards executives for individual performance and for their role in helping NVIDIA meet its annual financial goals.

The variable cash compensation an executive officer actually receives depends on corporate financial results for the year and the executive's individual performance during the year. A target payout is divided into two components:

- *Corporate Performance.* 50% of the target variable compensation for an executive officer depends on our success at achieving a corporate performance target. This target is established by the Compensation Committee in light of our approved operating plan, with input from our CEO. If we do not meet the target at a threshold level of performance, he or she will receive no payment for this portion of his or her variable compensation. If the threshold level of performance is surpassed, the executive officer will receive a payment of up to 200% of the target value of this portion of the payout.
- *Individual Performance.* 50% of the target variable compensation for an executive officer depends on how well the executive performs against his or her individual objectives. With regard to the variable compensation target related to individual performance, 75% of this amount is weighted towards an individual's contribution to delivering results and 25% of the target is weighted towards overall leadership. The individual objectives generally include results to be achieved in the executive officer's function or area, such as revenue growth, gross margin improvement, quality of products delivered, and reducing waste. Leadership objectives may include hiring exceptional talent, building a strong organization, improving core processes, and supporting global expansion. To provide a way for NVIDIA to recognize a truly exceptional individual contribution, there is no defined maximum payment for individual performance. In practice, the CEO makes payout recommendations for executives out of a pool funded at 100% of the target payout. This is the same approach used for our other key employees. The Compensation Committee has full discretion to determine the appropriate individual performance payout for each executive officer.

The variable compensation plan for the executive officers is similar to the variable compensation plan applicable to over 900 NVIDIA key employees in that it focuses on both corporate and individual performance to determine payouts, if any, and has the same corporate performance goal.

Factors Considered When Establishing Target Variable Compensation. Annually, the Compensation Committee determines the total target variable compensation for each executive officer. When setting the amount of the target variable compensation for each executive officer, the Compensation Committee considers the following:

- the CEO's recommendations;
- each executive officer's scope of responsibility; and
- the compensation of other similarly situated executives at our peer companies.

Fiscal 2009 Targets. The Compensation Committee approved the corporate performance target, established our CEO's performance targets and approved the fiscal 2009 total target variable compensation for each executive officer in March 2008.

- *Definition of Corporate Target.* For fiscal 2009, the Compensation Committee determined that it would use actual annual net income as set forth in the financial statements of NVIDIA for fiscal 2009, as determined according to United States generally accepted accounting principles, as the corporate performance target as it would provide the most relevant measure of our performance in comparison to the previous year and in comparison to our annual operating plan.
- *Establishment of Corporate Targets.* For fiscal 2009, the Compensation Committee established threshold, target and maximum levels of achievement of annual net income. In setting the threshold, target and maximum levels, the Compensation Committee considered the annual operating plan as well as the fact that NVIDIA had outperformed the target level in fiscal 2006, fiscal 2007 and fiscal 2008, and therefore increased the target level of annual net income by 26% over the target for fiscal 2008. The Compensation Committee did not try to estimate the probabilities of achieving the fiscal 2009 target goal. Rather, the Compensation Committee believed that achievement of the target goal was attainable with significant effort, but not certain. The Compensation Committee believed that achievement of the maximum performance goal was possible with a high level of execution and performance by our executives.
- *Individual Performance Targets.* In March 2008, the CEO established the individual performance targets for each executive officer and the Compensation Committee established the individual performance targets for our CEO.
- *Target Variable Compensation Level.* For fiscal 2009, the Compensation Committee determined to keep the same variable compensation target levels as the previous year for Messrs. Huang, Burkett, Shannon and Puri and Ms. Shoquist. The target variable compensation levels were $1,500,000, $425,000, $275,000, $350,000 and $225,000, respectively. The Compensation Committee determined that such amounts were set at levels that balanced our goals of motivation, internal pay equity and cost management.

Fiscal 2009 Payout Determinations.

- *Corporate Performance Payouts.* Our corporate performance did not meet the minimum threshold targets for payout in fiscal 2009 and, accordingly, no payouts were made to our executive officers with respect to our corporate performance targets in fiscal 2009.
- *Individual Performance Payouts.* In September 2008, in light of the cost saving actions being taken by NVIDIA, the CEO on behalf of the executive officers voluntarily proposed, and the Compensation Committee determined, that the executive officers, including the CEO, would receive no individual performance payouts for fiscal 2009.

Fiscal 2010 Targets.

- *Corporate Targets.* In March 2009, the Compensation Committee determined not to establish any corporate targets for compensatory purposes for fiscal 2010 because payout for corporate performance in fiscal year 2010 would not be appropriate in light of the current economic environment and our cost reduction efforts.

- *Individual Performance Targets.* In March 2009, the CEO established the individual performance targets for each executive officer and the Compensation Committee established the individual performance targets for our CEO. In light of the current economic environment and our cost reduction efforts, prior to the consideration of the fiscal 2010 performance targets, the CEO proposed on behalf of the executive officers and the Compensation Committee determined that, except for Mr. White, the executive officers, including the CEO, would not be eligible for any individual performance payouts for fiscal 2010. Even though the executive officers are not eligible for variable compensation under the plan, the Compensation Committee retains the discretion to award incentive compensation to our executive officers and CEO, and may consider the individual performance targets should any compensation be awarded for fiscal 2010.

Mr. White joined NVIDIA in February 2009 and under the terms of his offer letter he is eligible to receive a payout with respect to his individual performance target. His target variable compensation level was established at $385,000 (pro-rated for his time employed in fiscal 2010), based on the same factors that were used to set his base salary, as discussed above, of which 50% relates to his individual performance. If Mr. White leaves NVIDIA for any reason prior to the end of fiscal 2010 or the date of distribution, no incentive compensation will be paid to him.

Clawback Policy. In April 2009, in connection with the settlement of the stockholder derivative lawsuits relating to our historical stock option practices, or the Settlement, our Board adopted a policy, or the Clawback Policy, to be implemented on the date that the Settlement is effective, currently expected to be on or about April 17, 2009, pursuant to which, if (i) we are required to prepare an accounting restatement to correct an accounting error on an interim or annual financial statement included in a report on Form 10-Q or Form 10-K, due to material noncompliance with any financial reporting requirement under the federal securities laws, or a Restatement, and (ii) the Board or a committee of independent directors concludes that our CEO or CFO had received a variable compensation payment, or portion thereof, that would not have been payable if the original interim or annual financial statements reflected the Restatement, then our CEO or CFO shall disgorge to NVIDIA the net after-tax amount of such variable compensation payment.

In addition, pursuant to the Clawback Policy, if the Board or a committee of independent directors determines that an officer (including our CEO and CFO) or other employee received a variable compensation payment, or portion thereof, that would not have been payable if our original interim or annual financial statement reflected a Restatement, then the Board or such committee, in its discretion, may take such actions as it deems necessary or appropriate to address the events that gave rise to the Restatement and to prevent its recurrence. In using its discretion, the Board or such committee may consider whether such person was involved in the preparation of our financial statements or otherwise caused the need for the Restatement. Such actions may include, to the extent permitted by applicable law, requiring partial or full repayment of any variable compensation or other incentive compensation paid to such person, requiring repayment of any gains realized on the exercise of stock options or on the open-market sale of vested shares and causing the partial or full cancellation of restricted stock or deferred stock awards and outstanding stock options.

Equity Compensation

Purpose. NVIDIA believes equity-based compensation is critical to its overall compensation program for all of its employees, including its executive officers. Equity-based compensation provides several significant advantages:

- It allows us to provide exceptional potential rewards and to attract top talent. Exceptional rewards are realized only if our growth is strong and results in stock price appreciation creating value for our stockholders.

- It creates a strong incentive for executive officers to improve financial results and take the right actions to increase our value over the long term. Because the ultimate value of the grant varies with results, equity-based compensation creates a strong link between pay and performance.
- It links executives officers' interests directly with stockholders' because rewards depend on stock performance.

Factors Considered. For each executive officer, the Compensation Committee considers the following elements in determining equity grants:

- anticipated future performance demonstrated by individual past performance;
- the potential reward and retention value of the grant, determined by reviewing the estimated value of the proposed equity grant (determined using the Black-Scholes valuation model) compared with equity awards offered to executive officers in similar positions by our peer companies; and
- alignment to the employee equity program, shares available, and total stock based compensation expense.

Fiscal 2009 Structure and Grants. In fiscal 2009, based on the factors explained above, the Compensation Committee made grants semi-annually to our executive officers on the third Wednesday of March and the third Wednesday of September, consistent with our policy for other employees. During the first quarter of fiscal 2009, the Compensation Committee approved a target equity grant for each eligible executive for fiscal 2009, which was divided as follows, except with respect to Ms. Shoquist as explained below: (a) 50% of the target grant was granted in March and (b) the remaining 50% was budgeted to be granted in September, subject to a performance review by the Compensation Committee prior to the September grant date. With respect to Ms. Shoquist, who at the time of the March 2008 grants was the newest executive officer at NVIDIA, the Compensation Committee agreed with the CEO's recommendation to grant more shares in March 2008 in order to provide additional long-term incentives.

In September 2008, the Compensation Committee determined to grant less than the remaining budgeted stock options in the second half of fiscal 2009. Accordingly, the Compensation Committee reduced the semi-annual grants for the second half of fiscal 2009 by 10% for each of Messrs. Huang, Puri and Shannon and Ms. Shoquist. Other than the stock option grant of 75,000 shares in March 2008, Mr. Burkett did not receive any other stock options in fiscal 2009, due to his decision to retire upon the hiring of our new CFO.

The number of stock options granted to our executive officers in fiscal 2009 were as follows:

Name	Option Grants in March 2008	Option Grants in September 2008	Total Option Grants in Fiscal 2009(1)
Jen-Hsun Huang (2)	200,000	180,000	380,000
Marvin D. Burkett (3)	75,000	—	75,000
Ajay K. Puri (3)	62,500	56,250	118,750
David M. Shannon (3)	62,500	56,250	118,750
Debora Shoquist (3)	75,000	30,000	105,000

(1) For more information about the stock options granted to our executive officers in fiscal 2009, please see *Grants of Plan-Based Awards for Fiscal 2009* in this proxy statement.

(2) Mr. Huang's stock option granted in March 2008 will vest as to (i) 50% of the stock option on August 15, 2012, and (ii) the remaining 50% on November 15, 2012, contingent upon his continued service to NVIDIA. Mr. Huang's stock option granted in September 2008 will vest as to (i) 50% of the stock option on February 15, 2013, and (ii) the remaining 50% of the stock option on May 15, 2013, contingent upon his continued service to NVIDIA.

(3) The stock options will vest as to (i) 50% of the stock option, two years and three months from the date of grant and (ii) the remaining 50% of the stock option, two years and six months from the date of grant such that the stock option is fully vested on the date that is two years and six months from the date of grant, contingent upon the executive officer's continued service to NVIDIA.

In general, the vesting schedule of the executive officer semi-annual grants is such that they will begin to vest after currently held options are fully vested. The Compensation Committee structured vesting of the executive officer semi-annual grants to serve the following objectives:

- to ensure executives take a long-term view of company performance; and
- to encourage retention, as the executive officer must remain employed to recognize its value.

Proxy

Fiscal 2010 Structure and Grants. In March 2009, we introduced restricted stock units, or RSUs, as a form of equity compensation to all employees, including executive officers. Our executive officers (except Messrs. Huang and White as explained below), and the other top 260 leaders in NVIDIA, will receive as equity compensation a combination of RSUs and stock options. The target mix of stock options to RSUs for our executive officers on a value basis is 50% stock options and 50% RSUs. All of our other employees will receive RSUs only. The Compensation Committee believes that the use of RSUs, in combination with stock options, for our executive officers will maintain our pay-for-performance culture, provide significant award upside for achieving outstanding performance and promote retention, while maintaining a level of total direct compensation competitiveness and reducing overall dilution of stockholder ownership.

In March 2009, the Compensation Committee determined the target number of RSUs and stock options to be granted to the executive officers in fiscal 2010 and, consistent with past practices, intends to make the grants on a semi-annual basis (in March and September). In light of the company-wide salary reductions, no variable compensation in fiscal 2009 and 2010 and ineligibility to participate in the tender offer as discussed below, the Compensation Committee determined that larger than normal grants in March were necessary to create long-term incentive to our executive officers. The number of RSUs and stock options granted to our executive officers in March 2009 were as follows:

Name	RSU Grants in March 2009	Option Grants in March 2009
Jen-Hsun Huang (1)	—	250,000
Ajay K. Puri (2)	35,750	63,750
David M. Shannon (2)	56,725	90,100
Debora Shoquist (2)	62,525	68,950

(1) In light of Mr. Huang's position as CEO, the Compensation Committee determined to only grant stock options and not RSUs to Mr. Huang in fiscal 2010. Mr. Huang's stock option will vest as to (i) 50% of the stock option on August 15, 2013, and (ii) the remaining 50% of the stock option on November 15, 2013, contingent upon his continued service to NVIDIA.

(2) The stock options will vest as to approximately 33.36% of the shares on the one-year anniversary of the date of grant, with the remainder vesting over the next two years thereafter in equal amounts every quarter, contingent upon the executive officer's continued service to NVIDIA. The RSUs will vest as to approximately 33.36% of the shares on the one-year anniversary of the date of grant, with the remainder vesting over the next two years thereafter in equal amounts every six months, contingent upon the executive officer's continued service to NVIDIA.

The Compensation Committee believes that the vesting periods of both the RSUs and the stock options properly balance the potential compensatory benefits of the grants with the long-term success of NVIDIA.

Mr. White joined NVIDIA in February 2009 and under the terms of his offer letter he received a stock option grant of 450,000 shares on March 9, 2009 (the same date as all grants made to our employees that started employment in February 2009). Mr. White did not receive a combination of stock options and RSUs because he entered into his offer letter with NVIDIA before we introduced RSUs as a form of equity compensation. The number of shares subject to this stock option grant was based primarily on the CEO's recommendation that the amount of the grant was necessary to attract an executive with his skills and background. Given the magnitude of the grant, the vesting schedule for this option was extended such that it vests quarterly over a four year period, subject to acceleration as discussed below.

Other Benefits

We offer our executive officers the same health and change-in-control protections that we offer to all of our employees. We do not have any special benefit, severance, change-in-control or other programs for our executive officers, except as discussed below for Mr. White.

Health and Welfare Benefits. In order to attract and retain qualified executive officers and other employees, we must offer our employees a competitive package of health and welfare programs. Our Human Resources Department compares annually our health and welfare benefits packages to those offered by peer companies to ensure our package is competitive and we will be able to attract and retain employees.

We maintain medical, vision, dental and accidental death and disability insurance as well as paid time off and paid holidays for all of our employees. Our executive officers are eligible to participate in these programs along with and on the same basis as our other employees. Like all of our full-time employees, our executive officers are eligible to participate in our 1998 Employee Stock Purchase Plan and our 401(k) plan.

No Perquisites. Our executive officers do not receive any perquisites or personal benefits that are not available to all NVIDIA employees.

Severance and Change-in-Control Agreements. Except in special circumstances, such as short term arrangements as discussed below for Mr. White, we do not have severance or change-in-control agreements with any of our employees, including our executive officers. While such agreements are offered by many of our peer companies, we want to encourage executive officers to focus on growing and building value for our stockholders by focusing our compensation program on at-risk compensation elements such as variable cash compensation and long-term equity grants.

Under the circumstances described under the heading *Employment, Severance and Change-in-Control Agreements* all of the stock options or restricted stock units held by our executive officers and all of our other employees would be accelerated if they were not assumed or substituted by an acquiring company. However, this is a provision of our broad-based employee equity incentive plan rather than a special executive change-in-control arrangement.

Pursuant to the terms of Mr. White's offer letter, in the event that Mr. White's employment is involuntarily terminated as a direct result of the completion of an acquisition of NVIDIA within the first twelve months of his employment, the vesting of his initial grant of 450,000 stock option shares will be accelerated such that 25% of such grant will be vested as of the date his employment is terminated. We believe that the terms of Mr. White's offer letter are consistent with our prior practice for the recruitment of certain of our new executive officers.

Additional Executive Compensation Practices and Procedures

Managing the Use of Equity

While equity is an important component of overall compensation, we carefully monitor the number of equity-based awards granted to employees. We strive to balance compensation and reward to employees against equity expense and the potential dilution of stockholder ownership by following two principals:

- We budget the number of equity-based awards available for employee grants. In determining the size of this pool, we consider factors such as the growth in the number of employees eligible for grants, competitive compensation practices, expected average grant sizes based on expected performance and the accounting expense of granting equity-based awards and potential dilution.
- We are sensitive to our annual dilution rate. We have historically defined our annual dilution rate as the net number of new equity granted during a fiscal year as a percentage of the outstanding common stock at fiscal year-end. For fiscal 2009, the Compensation Committee established an annual net dilution budget of 2.0% to 2.75%, which was subsequently increased to 3.0% in September 2008, for all

employee and new hire grants other than those related to merger and acquisition activity. Our actual net dilution rate for fiscal 2009 was 2.71%. This included grants to new hires, existing employees and employees joining from acquisition activity. In fiscal 2009 we had a 8.7% increase in total employees from 4,985 at fiscal 2008 year-end to 5,420 at fiscal 2009 year-end.

For fiscal 2010, the Compensation Committee has established a total dilution budget of 3.5% to 4.0%. Our fiscal 2010 budget is based on gross dilution versus our historical practice of net dilution, and does not give effect to the approximately 28.5 million stock options accepted for cancellation in our recently completed tender offer and assumes that we do not implement a stock repurchase program in fiscal 2010. After giving effect to the cancellation of the approximately 28.5 million stock options in the tender offer and assuming we do not implement a stock repurchase program in fiscal 2010, our net dilution budget for fiscal 2010 is approximately negative 1.25% to negative 1.75%.

As discussed above in fiscal 2010 we will be granting our employees RSUs. For purposes of our annual dilution rate calculations each RSU is counted as more than one share in accordance with RiskMetric's published policies. Currently, based on our historical common stock volatility, each RSU is counted as 1.5 shares. We will not exceed the approved dilution budget without explicit approval from the Compensation Committee. The fiscal 2010 dilution budget also does not account for any grants that may result from mergers and acquisitions. We expect our dilution rate to vary in future periods as our business and competitive environment change and in response to any accounting or regulatory developments.

In March 2009, we completed a cash tender offer for approximately 33.1 million stock options held by our employees, of which approximately 28.5 million were tendered for cancellation. Members of the Board of Directors and our executive officers were not eligible to participate in the tender offer. We use equity to promote employee retention and to provide an incentive vehicle valued by employees that is also aligned to stockholder interest. However, our common stock price declined significantly during fiscal 2009, and all of the eligible options subject to the tender offer were "out-of-the-money" (i.e., had exercise prices above our then-current common stock price). Therefore, we provided an opportunity to our employees to obtain a cash payment for their eligible options, while reducing our existing overhang and potential stockholder dilution from such stock options. Only options with an exercise price of greater than $17.50 per share were eligible to be tendered. Shares subject to cancelled stock options are available for future issuance pursuant to the 2007 Equity Incentive Plan.

Equity Granting Policies

The Compensation Committee adopted specific policies regarding the grant dates of stock options to all employees in fiscal 2009. As part of its overall compensation review, the Compensation Committee annually reviews these policies and makes adjustments. Our specific grant policies for our executive officers are as follows:

- New Hire Grants. The grant date for new employees, including a newly hired executive officer, is the 6th business day of the month following the executive's start date. These grants will be made as part of our monthly process that includes grants to all newly hired employees. The exercise price of all new hire stock options will equal the closing price of our common stock on the grant date.
- Semi-Annual Grants. The Compensation Committee makes grants semi-annually to our executive officers on the third Wednesday of March and the third Wednesday of September, consistent with our policy for other employees. During the first quarter of the fiscal year, the Compensation Committee approves a target equity grant for each eligible executive for the fiscal year, which is divided as follows: (a) 50% of the target grant is granted in March and (b) the remaining 50% is budgeted to be granted in September, subject to a performance review by the Compensation Committee prior to the September grant date. The exercise price of all the executive semi-annual stock option grants is the closing price of our common stock on the grant date. Semi-annual grants will not be made to our executive officers during blackout periods under our insider trading policy. Instead, executive semi-annual grants will be made on the day that the blackout period ends.

- Other Grants. All other grants to existing executive officers and employees throughout the year, which we call off-cycle grants, will have a grant date of the 6th day of the month subsequent to the date of the event leading to the grant, provided that the grant is approved on or prior to such grant date. No off-cycle grants may be granted to our executive officers during blackout periods under our insider trading policy. Instead, they will be made as part of the next monthly grant cycle when the trading window is open. Also, the Compensation Committee must approve any off cycle grants to executive officers. No off-cycle grants were made to our executive officers during fiscal 2009.

We do not grant stock options upon the exercise of an option using shares already in the holder's possession (i.e. reload options), make loans to executives to exercise their stock options or for any other reason, grant stock options at a discount, or allow semi-annual or off-cycle grants to be made to our executive staff when our stock trading window is closed.

Stock Ownership Guidelines

Our Corporate Governance Policies as supplemented by the Supplement, which is expected to be effective on or about April 17, 2009, as explained above, require each director and executive officer to hold at least 25,000 shares of our common stock during the period in which he or she serves as a director or executive officer, unless our Nominating and Corporate Governance Committee waives the requirement. The 25,000 shares may include vested but unexercised stock options. Non-employee directors and executive officers will have 18 months from the date that they become directors or executive officers to reach the ownership threshold. Each of our directors and executive officers currently meets the stock ownership requirement, except for Mr. White, who joined NVIDIA in February 2009 and has until August 2010 to reach this ownership threshold. The stock ownership guidelines are intended to further align director and executive officer interests with stockholder interests.

Tax and Accounting Implications

Section 162(m) of the Internal Revenue Code limits the amount that we may deduct from its federal income taxes for remuneration paid to our CEO and three most highly compensated executive officers (other than our CFO) to $1 million per executive per year, unless certain requirements are met. Section 162(m) provides an exception from this deduction limitation for certain forms of "performance-based compensation," as well as for the gain recognized by an executive upon the exercise of qualifying compensatory stock options. While the Compensation Committee is mindful of the benefit to NVIDIA performance of full deductibility of compensation, we believe the Compensation Committee must not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. Therefore, the Compensation Committee has not adopted a policy that requires that all compensation be deductible. The Compensation Committee intends to continue to compensate our executive officers in a manner consistent with the best interests of NVIDIA and our stockholders.

We adopted SFAS No. 123(R) on January 30, 2006. SFAS No. 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the grants, and is recognized as an expense over the requisite employee service period. We use a binomial option pricing model to estimate the fair value of each stock option grant for accounting purposes.

SUMMARY COMPENSATION TABLE FOR FISCAL YEARS 2009, 2008 AND 2007

The following table summarizes information regarding the compensation earned by our chief executive officer, our chief financial officer and our other three executive officers during our fiscal year 2009. We refer to these individuals as our named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)(1)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Jen-Hsun Huang	2009	$401,272(4)	—	$3,609,098	—	—	$4,010,370
Chief Executive Officer	2008	584,083(5)	$150,000(6)	3,152,069	$2,250,000	$ 750(7)	6,136,902
and President	2007	500,000	—	2,507,627	1,624,375	—	4,632,002
Marvin D. Burkett (8) ...	2009	425,000	—	2,239,070	—	—	2,664,070
Chief Financial Officer	2008	425,000	—	2,038,520	637,500	—	3,101,020
	2007	425,000	—	1,323,613	573,538	—	2,322,151
Ajay K. Puri	2009	301,154	—	1,713,037	—	6,344(9)	2,020,535
Vice President of	2008	300,000	—	1,446,015	525,000	6,373(9)	2,277,388
Worldwide Sales	2007	300,000	75,000(10)	1,045,467	329,850	6,372(9)	1,756,689
David M. Shannon	2009	300,000	—	1,462,050	—	—	1,762,050
Senior Vice President,	2008	300,000	—	1,310,006	412,500	—	2,022,506
General Counsel and	2007	300,000	—	874,397	312,375	—	1,486,772
Secretary							
Debora Shoquist (11) ...	2009	270,769	—	1,717,332	—	—	1,988,101
Senior Vice President,	2008	98,894	—	538,033	126,570	—	763,497
Operations							

(1) Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the dollar amount recognized for financial statement reporting purposes for the referenced fiscal year, in accordance with the provisions of SFAS No. 123(R). Assumptions used in the calculation of these amounts are included in Note 2, *Stock-Based Compensation*, of the Notes to our Audited Consolidated Financial Statements for fiscal 2009 included in our Annual Report on Form 10-K filed with the SEC on March 13, 2009. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officers will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.

(2) The amounts recognized for financial statement reporting purposes include compensation expense from awards granted both in and prior to fiscal 2009. The following chart provides additional information regarding the amounts we recognized in fiscal 2009.

Name	Expense Related to Stock Options Granted in Fiscal 2009 ($)	Expense Related to Stock Options Granted prior to Fiscal 2009 ($)
Jen-Hsun Huang	$385,106	$3,223,992
Marvin D. Burkett	254,389	1,984,681
Ajay K. Puri	260,686	1,452,351
David M. Shannon	260,686	1,201,364
Debora Shoquist	280,361	1,436,971

(3) As applicable, reflects amounts earned in fiscal 2008 and fiscal 2007 and paid in March 2008 and March 2007, respectively, pursuant to our 2008 Variable Compensation Plan and 2007 Variable Compensation Plan, respectively. No amounts were paid in fiscal 2009 under our 2009 Variable Compensation Plan, which is discussed in our *Compensation Discussion and Analysis* beginning on page 23 of this proxy statement.

(4) Mr. Huang voluntarily decreased his base salary to $1, after taxes and benefit contributions, effective October 1, 2008.

(5) Mr. Huang's base salary was increased to $600,000 for fiscal 2008 effective April 1, 2007.

(6) Reflects an amount earned in fiscal 2008 and paid in March 2008 to Mr. Huang under our 2008 Variable Compensation Plan, in excess of the target amount related to his individual objectives.

(7) Represents an award for the filing of a patent of which Mr. Huang is an inventor with the U.S. Patent and Trademark Office, or the PTO. Awards are made to all NVIDIA employees whose patents are filed by NVIDIA with the PTO.

(8) Mr. Burkett retired as CFO in February 2009.

(9) Represents imputed income for provision of medical insurance for an additional person.

(10) Represents the aggregate amount of a signing bonus paid to Mr. Puri in fiscal 2007. The signing bonus was payable in quarterly installments of $25,000. The first installment of the signing bonus was paid during fiscal 2006.

(11) Ms. Shoquist joined NVIDIA as our Senior Vice President, Operations in September 2007.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2009

The following table provides information regarding all grants of plan-based awards that were made to or earned by our named executive officers during fiscal 2009. Disclosure on a separate line item is provided for each grant of an award made to a named executive officer. The information in this table supplements the dollar value of stock options and other awards set forth in the *Summary Compensation Table for Fiscal Years 2009, 2008 and 2007* by providing additional details about the awards.

The option grants to purchase shares of our common stock set forth in the following table were made under our 2007 Plan. The exercise price of options granted under the 2007 Plan is equal to the closing price of our common stock as reported by NASDAQ on the date of grant. Under the 2007 Plan, the exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. All stock option grants are subject to service based vesting.

During fiscal 2009, none of our named executive officers were awarded or held any performance-based equity incentive awards.

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1) Target ($)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(5)
Jen-Hsun Huang	3/19/08	3/11/08	—	200,000(2)	$17.66(3)	$2,150,000
	9/17/08	9/3/08	—	180,000(4)	10.00(6)	1,148,400
	N/A	N/A	$1,500,000	—	—	—
Marvin D. Burkett	3/19/08	3/11/08	—	75,000(2)	17.66(3)	753,000
	N/A	N/A	425,000	—	—	—
Ajay K. Puri	3/19/08	3/11/08	—	62,500(2)	17.66(3)	627,500
	9/17/08	9/3/08	—	56,250(4)	10.00(6)	338,625
	N/A	N/A	350,000	—	—	—
David M. Shannon	3/19/08	3/11/08	—	62,500(2)	17.66(3)	627,500
	9/17/08	9/3/08	—	56,250(4)	10.00(6)	338,625
	N/A	N/A	275,000	—	—	—
Debora Shoquist	3/19/08	3/11/08	—	75,000(2)	17.66(3)	753,000
	9/17/08	9/3/08	—	30,000(4)	10.00(6)	180,600
	N/A	N/A	225,000	—	—	—

(1) Represents possible awards under the 2009 Variable Compensation Plan based on NVIDIA and individual performance in fiscal 2009. No non-equity incentive awards were made to our named executive officers in fiscal 2009, as discussed in our *Compensation Discussion and Analysis* beginning on page 23 of this proxy statement.

(2) Represents stock options granted to our named executive officers in the first quarter of fiscal 2009 pursuant to our 2007 Plan. The Compensation Committee approved these grants on March 11, 2008 for grant on March 19, 2008, the same day that semi-annual grants were made to all of our other eligible employees.

(3) Represents the closing price of our common stock as reported by NASDAQ on March 19, 2008, which is the exercise price of stock option grants made under our 2007 Plan.

(4) Represents stock options granted to our named executive officers in the third quarter of fiscal 2009 pursuant to our 2007 Plan. The Compensation Committee approved these grants on September 3, 2008 for grant on September 17, 2008, the same day that semi-annual grants were made to all of our other eligible employees.

(5) The grant date fair value was determined under SFAS No. 123(R) for financial reporting purposes. For a discussion of the determination of fair value of stock options under SFAS No. 123(R), see Note 2 to our Consolidated Financial Statements contained in our Annual Report on Form 10-K for fiscal 2009 filed with the SEC on March 13, 2009. The March 19, 2008 grant to Mr. Huang has a grant date fair value of $10.75 per share and the September 17, 2008 grant to Mr. Huang has a grant date fair value of $6.38 per share. The March 19, 2008 grants to each of Messrs. Burkett, Puri, and Shannon and Ms. Shoquist have a grant date fair value of $10.04 per share and the September 17, 2008 grants to each of Mr. Puri, Mr. Shannon, and Ms. Shoquist have a grant date fair value of $6.02 per share.

(6) Represents the closing price of our common stock as reported by NASDAQ on September 17, 2008, which is the exercise price of stock option grants made under our 2007 Plan.

Outstanding Equity Awards as of January 25, 2009

The following table presents information regarding outstanding equity awards held by our named executive officers as of January 25, 2009. Option grants made before February 2004 generally had a ten year term and option grants made after February 2004 generally have a six-year term. As of January 25, 2009, none of our named executive officers held unearned equity incentive awards or stock awards.

	Option Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date**
Jen-Hsun Huang	2,604,744	—	$ 3.11(1)	1/30/10
	1,500,00	—	11.95(1)	7/25/11
	750,000	—	12.39(1)	5/14/12
	600,000	—	5.30(1)	5/14/10
	300,000	300,000(3)	8.75(1)	4/12/11
	—	600,000(4)	8.47(1)	5/16/12
	—	150,000(5)	10.00(1)	5/16/12
	—	450,000(6)	19.16(1)	3/30/13
	—	202,500(7)	18.90(1)	3/20/14
	—	164,025(8)	34.36(2)	9/18/14
	—	200,000(9)	17.66(2)	3/18/15
	—	180,000(10)	10.00(2)	9/16/15
Marvin D. Burkett	168,570	—	8.75(1)	4/12/10
	299,994	—	8.47(1)	5/16/11
	168,750	56,250(11)	19.16(1)	3/30/12
	—	123,750(12)	18.90(1)	3/20/13
	—	100,238(13)	34.36(2)	9/18/13
	—	75,000(14)	17.66(2)	3/18/14

Proxy

Name	Option Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Ajay K. Puri	566,611	—	12.05(1)	12/21/11
	—	56,249(12)	18.90(1)	3/20/13
	—	45,563(13)	34.36(2)	9/18/13
	—	62,500(14)	17.66(2)	3/18/14
	—	56,250(15)	10.00(2)	9/16/14
David M. Shannon	78,570	—	8.75(1)	4/12/10
	157,500	—	8.47(1)	5/16/11
	112,500	37,500(11)	19.16(1)	3/30/12
	—	67,500(12)	18.90(1)	3/20/13
	—	54,675(13)	34.36(2)	9/18/13
	—	62,500(14)	17.66(2)	3/18/14
	—	56,250(15)	10.00(2)	9/16/14
Debora Shoquist	104,166	145,834(16)	36.93(2)	10/4/13
	—	75,000(14)	17.66(2)	3/18/14
	—	30,000(15)	10.00(2)	9/16/14

(1) Represents the closing price of our common stock as reported by NASDAQ on the last trading day prior to the date of grant which is the exercise price of stock option grants made pursuant to our 1998 Plan.

(2) Represents the closing price of our common stock as reported by NASDAQ on the date of grant which is the exercise price of stock option grants made pursuant to our 2007 Plan.

(3) The option vests in equal quarterly installments over a one year period beginning on May 15, 2008 such that the option will be fully vested on May 15, 2009.

(4) The option vests in equal quarterly installments over a one year period beginning on May 15, 2009 such that the option will be fully vested on May 15, 2010.

(5) The option vests in equal quarterly installments over a one year period beginning on May 15, 2009 such that the option will be fully vested on May 15, 2010. This option was granted with an exercise price of $10.00 per share which was a premium over the closing price of our common stock on NASDAQ on the last trading day prior to the date of grant, which was $8.47 per share.

(6) The option vests in equal quarterly installments over a one year period beginning on May 15, 2010 such that the option will be fully vested on May 15, 2011.

(7) The option vests as to 50% of the shares on August 15, 2011, and vests as to the remaining 50% of the shares on November 15, 2011.

(8) The option vests as to 50% of the shares on February 15, 2012, and vests as to the remaining 50% of the shares on May 15, 2012.

(9) The option vests as to 50% of the shares on August 15, 2012, and vests as to the remaining 50% of the shares on November 15, 2012.

(10) The option vests as to 50% of the shares on February 15, 2013, and vests as to the remaining 50% of the shares on May 15, 2013.

(11) The option vested as to 33% of the shares on June 30, 2008 with the remainder of the shares vesting in equal quarterly installments thereafter such that the option will be fully vested on March 31, 2009.

(12) The option vests as to 50% of the shares on June 21, 2009, and vests as to the remaining 50% of the shares on September 21, 2009.

(13) The option vests as to 50% of the shares on December 19, 2009, and vests as to the remaining 50% of the shares on March 19, 2010.

(14) The option vests as to 50% of the shares on June 19, 2010, and vests as to the remaining 50% of the shares on September 19, 2010.

(15) The option vests as to 50% of the shares on December 17, 2010, and vests as to the remaining 50% of the shares on March 17, 2011.

(16) The option vests in equal quarterly installments over a three year period beginning on September 17, 2007 such that the option will be fully vested on September 17, 2010.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2009

The following table shows information regarding option exercises by our named executive officers during fiscal 2009. None of our named executive officers had stock awards outstanding or that vested during fiscal 2009.

Amounts shown under the heading "Value Realized on Exercise" represent the difference between the exercise price per share of the stock option and the sales price of the shares of our common stock. The value realized was determined without considering any taxes that may have been owed. The exercise price of each stock option was equal to the closing price of our common stock as reported by NASDAQ for the last trading day prior to the date of grant.

	Option Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**
Jen-Hsun Huang	1,488,000	$18,408,982
Marvin D. Burkett	11,436(1)	—
Ajay K. Puri	—	—
David M. Shannon	—	—
Debora Shoquist	—	—

(1) On February 19, 2008, Mr. Burkett exercised and held these shares, of which 6 shares had an exercise price of $8.47 per share and of which 11.430 shares had an exercise price of $8.75 per share.

EMPLOYMENT, SEVERANCE AND CHANGE-IN-CONTROL AGREEMENTS

Employment Agreements. Our executives are "at-will" employees and we do not have employment, severance or change-in-control agreements with our executive officers, except as discussed in *Compensation Discussion and Analysis—Severance and Change-in-Control Agreements* for Mr. White.

Change-in-Control Agreements. Our 1998 Plan provides that if we sell all or substantially all of our assets, or we are involved in any merger or any consolidation in which we are not the surviving corporation, or if there is any other change-in-control, all outstanding awards held by all employees then providing services, including our executive officers, under the 1998 Plan will either (a) be assumed or substituted for by the surviving entity or (b) if not assumed or substituted, the vesting and exercisability of the awards will accelerate in full and the awards will terminate if they are not exercised prior to the closing of the change-in-control.

Our 2007 Plan provides that in the event of a corporate transaction or a change-in-control, outstanding stock awards may be assumed, continued, or substituted by the surviving corporation. If the surviving corporation does not assume, continue, or substitute such stock awards, then (a) any stock awards that are held by individuals performing services for NVIDIA immediately prior to the effective time of the transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction or change-in-control, and (b) all other outstanding stock awards will be terminated if not exercised on or prior to the effective date of the corporate transaction or change-in-control.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Potential Payments Upon Change-in-Control. Upon a change-in-control or certain other corporate transactions of NVIDIA, unvested stock options will fully vest in some cases as described above under *Employment, Severance and Change-in-Control Agreements—Change-in-Control Agreements.* The table below shows our estimates of the amount of the benefit each of our named executive officers would have received if the unvested options held by them as of January 25, 2009 had become fully vested as a result of a change-in-control. The estimated benefit amount of unvested options was calculated by multiplying the number of in-the-money unvested options held by the applicable named executive officer by the difference between the closing price of our common stock on January 23, 2009 as reported by NASDAQ, which was $7.71, and the exercise price of the option. Based on such closing price, none of our named executive officers would have received any benefit if the unvested options held by them as of January 25, 2009 had become fully vested as a result of a change-in-control.

Name	Number of Unvested Options at January 25, 2009 (#)	Total Estimated Benefit ($)
Jen-Hsun Huang	2,246,525	—
Marvin D. Burkett	355,238	—
Ajay K. Puri	220,562	—
David M. Shannon	278,425	—
Debora Shoquist	250,834	—

COMPENSATION COMMITTEE REPORT

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, other than our Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language in any such filing unless specifically incorporated by reference therein.

The Compensation Committee of the Board of Directors oversees the compensation programs of NVIDIA on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement.

In reliance on the review and discussions referred to above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K of NVIDIA for the year ended January 25, 2009 and in this proxy statement.

COMPENSATION COMMITTEE

Harvey C. Jones, Chairman
James C. Gaither
William J. Miller
Mark A. Stevens

EQUITY COMPENSATION PLAN INFORMATION

The number of shares issuable upon exercise of outstanding stock options, the weighted-average exercise price of the outstanding options, and the number of stock options remaining for future issuance under each of our equity compensation plans as of January 25, 2009 are summarized as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	82,903,896	$13.54(3)	74,111,396
Equity compensation plans not approved by security holders (2)	14,550,384	$15.44(3)	—
Total (4)	97,454,280	$13.83(3)	74,111,396

(1) This row includes our 2007 Plan (which is intended as the successor to and continuation of our 1998 Equity Incentive Plan, our 1998 Non-Employee Directors' Stock Option Plan, our 2000 Nonstatutory Equity Incentive Plan, and the PortalPlayer, Inc. 2004 Stock Incentive Plan) and our 1998 Employee Stock Purchase Plan. Of these shares, 44,604,302 shares remained available for the grant of future rights under our 1998 Employee Stock Purchase Plan as of January 25, 2009. Under our 1998 Employee Stock Purchase Plan, participants are permitted to purchase our common stock at a discount on certain dates through payroll deductions within a pre-determined purchase period. Accordingly, these numbers are not determinable.

(2) This row represents the 2000 Nonstatutory Equity Incentive Plan, the PortalPlayer, Inc. 2004 Stock Incentive Plan and the PortalPlayer, Inc. 1999 Stock Option Plan, which are described below.

(3) Represents the weighted average exercise price of outstanding stock options only.

(4) In March 2009, we completed a cash tender offer for outstanding stock options in the aggregate amount of 28,532,050 shares, or the Tendered Options. The Tendered Options were cancelled and became available for issuance under our 2007 Plan.

2000 Nonstatutory Equity Incentive Plan

The 2000 Nonstatutory Equity Incentive Plan, or the 2000 Plan, provided for the grant of nonstatutory stock options to employees, directors, and consultants. The terms and exercise price of awards granted under the 2000 Plan are set forth in each optionee's option agreement. The term of nonstatutory stock options is either six or ten years. Grants made after May 8, 2003 generally have six year terms. Until February 2004, options granted to new employees vested over a period of four years, with 25% of the shares vesting one year from the date of grant and the remaining 75% of the shares vesting quarterly over the next three years. During this same time period, stock options granted to existing employees generally would vest each quarter over a four-year period from the date of grant. Beginning in February 2004, new employees' initial options vest quarterly over a three-year period. Grants to existing employees in recognition of performance also vest over a three-year period; however, the option did not begin vesting until the second anniversary of the date of grant, after which time the option vests in quarterly increments over the remaining one-year period. Generally, an option terminates three months after the termination of the optionee's service to NVIDIA. If the termination is due to the optionee's disability, the exercise period generally is extended to 12 months. If the termination is due to the optionee's death or if the optionee dies within three months after his or her service terminates, the exercise period generally is extended to 18 months following death. We no longer make option grants from this plan.

PortalPlayer, Inc. 2004 Stock Incentive Plan

We assumed the PortalPlayer, Inc. 2004 Stock Incentive Plan, or the 2004 Plan, and all related outstanding options in connection with our acquisition of PortalPlayer, Inc., or PortalPlayer, in January 2007. The 2004 Plan was adopted by the PortalPlayer stockholders in 2004. Each option we assumed in connection with our acquisition of PortalPlayer has been converted into the right to purchase that number of shares of NVIDIA common stock determined by multiplying the number of shares of PortalPlayer common stock underlying such option by 0.3601 and then rounding down to the nearest whole number of shares. The exercise price per share for each assumed option has been similarly adjusted by dividing the exercise price by 0.3601 and then rounding up to the nearest whole cent. Vesting schedules and expiration dates for the assumed options did not change. Under the 2004 Plan, options generally vest as to 25% of the shares one year after the date of grant and as to $1/48^{th}$ of the shares each month thereafter and expire ten years from the date of grant. We no longer make option grants from this plan.

PortalPlayer, Inc. 1999 Stock Option Plan

We assumed options issued under the PortalPlayer, Inc. 1999 Stock Option Plan, or the 1999 Plan, when we completed our acquisition of PortalPlayer in January 2007. The 1999 Plan was terminated upon completion of PortalPlayer's initial public offering of common stock in 2004. Each option we assumed in connection with our acquisition of PortalPlayer has been converted into the right to purchase that number of shares of NVIDIA common stock determined by multiplying the number of shares of PortalPlayer common stock underlying such option by 0.3601 and then rounding down to the nearest whole number of shares. The exercise price per share for each assumed option has been similarly adjusted by dividing the exercise price by 0.3601 and then rounding up to the nearest whole cent. Vesting schedules and expiration dates did not change. Under the 1999 Plan, options generally vest as to 25% of the shares one year after the date of grant and as to $1/48^{th}$ of the shares each month thereafter and expire ten years from the date of grant.

ADDITIONAL INFORMATION

REVIEW OF TRANSACTIONS WITH RELATED PERSONS

It is our policy that all employees, officers and directors must avoid any activity that is or has the appearance of conflicting with our interests. This policy is included in our Worldwide Code of Conduct and our Financial Team Code of Conduct. We conduct a review of all related party transactions for potential conflict of interest situations on an ongoing basis and all transactions involving executive officers or directors must be approved by the Audit Committee or another independent body of the Board. Except as discussed below, we did not conduct any transactions with related persons in fiscal 2009 that would require disclosure in this proxy statement or approval by the Audit Committee.

TRANSACTIONS WITH RELATED PERSONS

We have entered into indemnity agreements with our executive officers and directors which provide, among other things, that we will indemnify such executive officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, executive officer or other agent of NVIDIA, and otherwise to the fullest extent permitted under Delaware law and our bylaws. We also intend to execute these agreements with our future executive officers and directors.

See the section above entitled *Employment, Severance and Change-in-Control Agreements* for a description of the terms of our 1998 Plan and our 2007 Plan related to a change–in-control of NVIDIA.

We have granted stock options to our executive officers and our non-employee directors. See "*Executive Compensation*" and "*Director Compensation.*"

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities to file initial reports of ownership and reports of changes in ownership of our common stock and other equity securities with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal 2009, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with; except that a Form 4, covering the acquisition of an aggregate of 11,700 shares of our common stock in connection with becoming a co-trustee of his childrens' trusts, was filed late by Mr. Jones.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the 2009 Annual Meeting. If any other matters are properly brought before the 2009 Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

David M. Shannon
Secretary

April 8, 2009

A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 25, 2009 AS FILED WITH THE SEC IS BEING FURNISHED TO STOCKHOLDERS CONCURRENTLY HEREWITH. STOCKHOLDERS MAY SUBMIT A WRITTEN REQUEST FOR AN ADDITIONAL COPY OF THE ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 25, 2009 TO: INVESTOR RELATIONS, NVIDIA CORPORATION, 2701 SAN TOMAS EXPRESSWAY, SANTA CLARA, CALIFORNIA 95050. WE WILL ALSO FURNISH A COPY OF ANY EXHIBIT TO THE FORM 10-K IF SPECIFICALLY REQUESTED IN WRITING.


San Tomas Expressway
B
A
C
D
Building E
NVIDIA.
Walsh Avenue
Scott Boulevard

Directions to Our Headquarters - Building E

FROM HIGHWAY 101

Take the San Tomas/Montague Exit
Follow the sign to San Tomas Expressway
Stay on San Tomas for less than a mile to Walsh Avenue
Turn left onto Walsh Avenue
Continue on Walsh Avenue to the stoplight at Scott Boulevard
Turn left onto Scott Boulevard
2800 Scott Boulevard is the first office building on the left
Turn left into 2800 Scott Boulevard

FROM INTERSTATE 280

Take the Saratoga Ave/Saratoga Exit towards Santa Clara
Stay on Saratoga Avenue for about 1 mile
Turn left onto San Tomas Expressway and drive for approximately 3 miles to Walsh Avenue
Turn right onto Walsh Avenue
Continue on Walsh Avenue to the stoplight at Scott Boulevard
Turn left onto Scott Boulevard
2800 Scott Boulevard is the first office building on the left
Turn left into 2800 Scott Boulevard

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 25, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 0-23985

NVIDIA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of Incorporation or Organization)**	**94-3177549** **(I.R.S. Employer Identification No.)**

2701 San Tomas Expressway
Santa Clara, California 95050
(408) 486-2000
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value per share	**The NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of July 27, 2008 was approximately $6.1 billion (based on the closing sales price of the registrant's common stock as reported by the NASDAQ Global Select Market, on July 25, 2008). This calculation excludes approximately 26,237,509 shares held by directors and executive officers of the registrant. This calculation does not exclude shares held by such organizations whose ownership exceeds 5% of the registrant's outstanding common stock that have represented to the registrant that they are registered investment advisers or investment companies registered under section 8 of the Investment Company Act of 1940.

The number of shares of common stock outstanding as of March 6, 2009 was 542,453,547.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2009 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission by April 6, 2009 are incorporated by reference.

NVIDIA CORPORATION

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "goal," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential" and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. We discuss many of these risks, uncertainties and other factors in this Annual Report on Form 10-K in greater detail under the heading "Risk Factors." Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this filing. You should read this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

All references to "NVIDIA," "we," "us," "our" or the "Company" mean NVIDIA Corporation and its subsidiaries, except where it is made clear that the term means only the parent company.

NVIDIA, GeForce, SLI, Hybrid SLI, GoForce, Quadro, NVIDIA Quadro, NVIDIA nForce, Tesla, Tegra, CUDA, NVIDIA APX, PhysX, Ageia, Mental Images, and the NVIDIA logo are our trademarks and/or registered trademarks in the United States and other countries that are used in this document. We may also refer to trademarks of other corporations and organizations in this document.

Our Company

NVIDIA Corporation is the worldwide leader in visual computing technologies and the inventor of the graphic processing unit, or the GPU, a high-performance processor which generates realistic, interactive graphics on workstations, personal computers, game consoles, and mobile devices. Our products are designed to generate realistic, interactive graphics on consumer and professional computing devices. We serve the entertainment and consumer market with our GeForce graphics products, the professional design and visualization market with our Quadro graphics products, the high-performance computing market with our Tesla computing solutions products, and the handheld computing market with our Tegra computer-on-a-chip products. We have four major product-line operating segments: the GPU business, the professional solutions business, or PSB, the media and communications processor, or MCP, business, and the consumer products business, or CPB.

Our GPU business is comprised primarily of our GeForce products that support desktop and notebook personal computers, or PCs, plus memory products. Our PSB is comprised of our Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products. Our MCP business is comprised of nForce core logic and motherboard GPU, or mGPU products. Our CPB is comprised of our Tegra and GoForce mobile brands and products that support netbooks, personal navigation devices, or PNDs, handheld personal media players, or PMPs, personal digital assistants, or PDAs, cellular phones and other handheld devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices. Original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, add-in-card manufacturers, system builders and consumer electronics companies worldwide utilize our processors as a core component of their entertainment, business and professional solutions.

We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our headquarter facilities are in Santa Clara, California. Our Internet address is *www.nvidia.com.* The contents of our website are not a part of this Form 10-K.

GPU Business

Our GPU business is comprised primarily of our GeForce products that support desktop and notebook PCs, plus memory products. Our GPU business is focused on Microsoft Windows and Apple PC platforms. GeForce GPUs power PCs made by or distributed by most PC OEMs in the world for desktop PCs, notebook PCs, PCs loaded with Windows Media Center and media extenders such as the Apple TV. GPUs enhance the user experience for playing video games, editing photos, viewing and editing videos and high-definition, or HD, movies. GPUs also enable the rich visual user interfaces of the Windows Vista and Apple OS X operating systems. The combination of the programmable Unified Shader GPU with Microsoft Corporation's, or Microsoft's, DirectX 10 high-level shading language is known as DirectX 10 GPUs. Combined with the ability to directly access the GPU via the new Windows Vista applications from Microsoft Office to Web 2.0, applications can now incorporate improved quality through 3D effects.

We believe we are in an era where visual computing is becoming increasingly important to consumers and other end users of our products. Our strategy is to promote our GeForce brand as one of the most important processors through technology leadership, increasing programmability, and great content experience. In fiscal year 2009, our strategy was to extend our architectural and technology advantage with our GeForce GPUs.

The GeForce GTX 280 and 260 GPU products that we launched during fiscal year 2009 represent the second-generation of our unified architecture. Based on a comparison between the GeForce GTX 280 and the GeForce 8800 Ultra in a variety of benchmarks and resolutions, the GeForce GTX 280 and 260 GPUs deliver 50 percent more gaming performance over the GeForce 8800 Ultra GPU. Other significant product launches during fiscal year 2009 included the GeForce 9600 GT, which provides more than double the performance of our GeForce 8600 GTS product; the GeForce 9800 GX2, which provides a new dual GPU board featuring Quad Scalable Link Interface, or SLI, technology; and the GeForce 9800 GTX, which is a flexible GPU that supports both two-way and three-way SLI technology.

We also launched the GeForce GTX 295 and GeForce GTX 285 which were designed based on Compute Unified Device Architecture, or CUDA, technology. The GeForce GTX 295 is among the world's fastest dual GPU solutions featuring the power of two GeForce GTX 200 GPUs on a single card. The GeForce GTX 285 is among the world's most powerful single GPU solution and works efficiently in complex DirectX 10 environments with extreme HD resolutions. We also shipped notebook products from the GeForce 100M Series, which includes the GeForce G105M and the GeForce G110M to meet the performance demands of today's visual computing applications. The GeForce G105M is over 55 percent faster than our previous product in the mainstream segment, while the GeForce G110M is 35 percent faster than our previous mainstream GPU.

In fiscal year 2009, we completed our acquisition of Ageia Technologies, Inc., or Ageia, an industry leader in gaming physics technology. Ageia's PhysX software is widely adopted in several PhysX-based games that are shipping or in development on Sony Playstation 3, Microsoft Xbox 360, Nintendo Wii, and gaming PCs. We believe that the combination of the GPU and physics engine brands result in an enhanced visual experience for the gaming world. Subsequent to our acquisition of Ageia, we launched the GeForce 9800 GTX+, GeForce 9800 GT, and GeForce 9500 GT GPUs, which provide support for our PhysX physics engine and CUDA parallel processing across a wide range of price segments. Electronic Arts, THQ and 2K Games, a publishing label of

Take-Two Interactive Software, have licensed PhysX technology as a development platform which will be available for use by each of the companies' studios worldwide.

Our share of the standalone desktop GPU category decreased from 64% to 63% in fiscal year 2009, according to the December 2007 and December 2008 PC Graphics Report from Mercury Research, respectively. Our share of the standalone notebook category decreased from 75% to 63%, according to the December 2007 and December 2008 PC Graphics Report from Mercury Research, respectively.

Professional Solutions Business

Our PSB is comprised of our Quadro professional workstation products and other professional graphics products, including our Tesla high-performance computing products. Our Quadro brand products are designed to deliver the highest possible level of performance and compatibility for the professional industry. The Quadro family consists of the Quadro Plex Visual Computing System, or VCS, Quadro FX, Quadro CX and the Quadro Night Vision Systems, or NVS, professional workstation processors. Quadro products are recognized by many as the standard for professional graphics solutions needed to solve many of the world's most complex visual computing challenges in the manufacturing, entertainment, medical, science, and aerospace industries. NVIDIA Quadro products are fully certified by several software developers for professional workstation applications and are designed to deliver the graphics performance and precision required by professional applications.

We believe that recent years have experienced an increasing level of global adoption for the computer-aided design approach of product creation. We have achieved a leading position in the professional graphics category by providing innovative GPU technology, software, and tools that integrate the capabilities of our GPU with a broad array of visualization products.

During fiscal year 2009, we launched several new Quadro solutions. These included the Quadro FX 3600M Professional, which is among the highest performing notebook GPUs, and the Quadro Plex D Series, a dedicated desk side VCS system that, alternatively, can be configured using two Quadro Plex D systems for a 3U configuration that fits a standard 19" rack environment. At the SIGGRAPH 2008 conference, the Quadro Plex D2 system set a new milestone in computer graphics by demonstrating the world's first real-time fully-interactive ray tracer. We also launched five new Quadro FX notebook GPUs that spanned from ultra-high performance to ultra mobility, as well as the Quadro CX, the industry's first accelerator for Adobe's Creative Suite 4, or Adobe CS4, content creation software. Adobe CS4 software has added optimization to take advantage of GPU technology. The Quadro CX is specifically designed to enhance the performance of the Adobe CS4 product line and to give creative professionals the ultimate performance and productivity.

During fiscal year 2009, we also we launched the Tesla C1060 computing processor and the Tesla S1070 computing system, which is among the first teraflop processors and has a 1U system demonstrating up to four teraflops of performance. Tesla is a new family of GPU computing products that delivers processing capabilities for high-performance computing applications, and marks our entry into the high-performance computing industry. The Tesla family also consists of the C870 GPU computing processor, the D870 Deskside Supercomputer and the S870 1U Computing Server. We believe we are in an era of GPU computing, where our CUDA parallel processing architecture can accelerate compute-intensive applications by significant multiples over that of a central processing unit, or CPU, alone. NVIDIA CUDA is a general purpose parallel computing architecture that leverages the parallel compute engine in our graphics processing units to solve many complex computational problems in a fraction of the time required on a CPU. There are currently over 25,000 developers around the world using CUDA. In order to program using the CUDA architecture, developers can, today, use C, one of the most widely used high-level programming languages, which can then be run at great performance on a CUDA enabled processor. We expect other languages to be supported in the future, including FORTRAN and C++.

With CUDA, we are able to speed up general purpose compute-intensive applications like we do for 3D graphics processing. Developers are able to speed-up algorithms in areas ranging from nano molecular dynamics to image processing, medical image reconstruction and derivatives modeling for financial risk analysis. Over 100 universities around the world now teach parallel programming with CUDA and many PC OEMs now offer high performance computing solutions with Tesla for use by customers around the world, including Motorola, Chevron, GE Health Care and even General Mills, the consumer products company. Researchers use CUDA to accelerate their time-to-discovery, and popular off-the-shelf software packages are now CUDA accelerated.

MCP Business

Our MCP business is comprised of nForce core logic and GeForce mGPU products. Our nForce and GeForce mGPU families of products address the core logic market. Core logic is the computer's "central nervous system," controlling and directing high speed data between the central processing unit, or CPU, the GPU, storage, and networks. High quality, long-term reliability, and top performance are key customer demands of core logic suppliers.

During fiscal year 2008, we announced a new technology named Hybrid SLI. This technology combines the multi-GPU technology with a powerful and energy-efficient engine. When GeForce add-in graphics cards are connected to GeForce mGPUs, Hybrid SLI kicks in, combining their processing power to deliver an improved experience. The technology is application aware so, depending on the processing demands of each application running on the host PC, the discrete GPU may be completely shut down in order to save power.

During fiscal year 2009, we shipped Hybrid SLI DX10 mGPUs—the GeForce 8000 GPU series. The GeForce 8000 GPU series includes GeForce Boost Hybrid SLI technology, which is designed to double performance when paired with a GeForce 8 series desktop GPU. We also extended the reach of SLI technology into the performance category with the launch of our NVIDIA nForce 790i Ultra SLI MCP, a highly rated overclockable platform for Intel Corporation, or Intel, processors. During fiscal year 2009, we launched the GeForce 9M series of notebook GPUs that enables improved performance in notebooks with Hybrid SLI technology and PhysX technology. We also launched SLI for Intel Broomfield CPU platforms. When paired with the nForce 200 SLI MCP, Intel's Bloomfield CPU and Tylersburg core logic chipset will deliver NVIDIA three-way SLI technology with up to a 2.8 times performance boost over single graphics card platforms.

In fiscal year 2009, we launched the GeForce 9400M mGPU along with Apple Inc., or Apple, for their new lineup of Mac notebooks. The GeForce 9400M integrates three complex chips—the northbridge, the input-output network processor, and the GeForce GPU into a single chip and, as a result, significantly improves performance over Intel integrated graphics. Apple's MacBook and MacBook Air notebook computers come standard with the GeForce 9400M. Apple's MacBook Pro notebook computer comes standard with the hybrid combination of two GeForce GPUs—a GeForce 9400M for maximum battery life and a GeForce 9600M GT for high performance mode. We also launched the GeForce 9400 and 9300 mGPUs for Intel desktop PCs. These new mGPUs set a new price/performance standard for integrated graphics by combining the power of three different chips into one highly compact and efficient GPU.

Additionally, in the fourth quarter of fiscal year 2009, we announced the NVIDIA Ion Platform, which combines the GeForce 9400 GPU with the Intel Atom CPU. The combination enables netbooks, small form factor and all-in-one PCs to play rich media and popular games in high definition.

Our MCP strategy is to bring the benefits of GeForce GPUs to the most price sensitive categories while creating exciting platform architectures like SLI, Hybrid SLI, and Enthusiast System Architecture, or ESA. ESA is a standard for system information protocol that links a PC system's various critical components—such as fan, power supply, smart chassis, GPUs, and motherboards. It enables a unified architecture for applications and users to control and optimize the performance of their system. SLI, Hybrid SLI, and ESA are examples of how we create architectures that advance the capabilities of the PC.

Consumer Products Business

Our CPB is comprised of our Tegra and GoForce mobile brands and products that support netbooks, PMPs, PDAs, cellular phones and other handheld devices. This business also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices.

We believe that mobile devices like phones, music players, and portable navigation devices will increasingly become multi-function, multi-tasking, PCs. As such, we anticipate the architecture of these devices will increasingly become more consumer PC-like and be capable of delivering all the entertainment and web experiences that end users currently enjoy on a PC, but in a form-factor that fits nicely in their hands. Our mobile strategy is to create a computer-on-a-chip that enables this experience. NVIDIA Tegra and GoForce mobile products implement design techniques, both inside the chips and at the system level, which result in high performance and long battery life. These technologies enhance visual display capabilities, improve connectivity, and minimize chip and system-level power consumption. NVIDIA Tegra and GoForce products can be found primarily in multimedia cellular phones and other handheld devices.

During fiscal year 2009, we launched the NVIDIA Tegra APX 2500 computer-on-a-chip. The NVIDIA Tegra APX 2500 is a computer-on-a-chip designed to meet the growing multimedia demands of today's mobile phone and entertainment user In February 2009, we announced the NVIDIA Tegra APX 2600 computer-on-a-chip and that we have worked closely with Google, Inc., or Google, and the Open Handset Alliance to unleash Android, an open mobile phone software stack, with the NVIDIA Tegra series of 'computer-on-a-chip' processors. The NVIDIA Tegra APX 2600 and 2500 enable a compelling user interface and high-definition video playback for a low-power, visually rich experience, and we expect that these products will be key to building next-generation Microsoft Windows Mobile, Windows CE, and Android-based devices, including smartphones, PNDs, and PMPs.

Additionally, we also launched the NVIDIA Tegra 600 and 650 products, which are small, advanced, highly-integrated visual computer-on-a-chip products. These products, which represent a single-chip heterogeneous computer architecture designed for low-power mobile computing devices, feature enhanced multimedia functionality—including high definition, or HD, 1080p video and advanced 3D technology—and deliver many times the power efficiency of competing products on a broad range of connected devices.

Additionally, in the fourth quarter of fiscal year 2009, we also introduced GeForce 3D Vision, a high-definition 3D stereo solution for the home. 3D Vision is a combination of high-tech wireless glasses, a high-power infrared emitter and advanced software that transforms hundreds of PC games into full stereoscopic 3D.

Our Strategy

We design our products to enable our PC OEMs, ODMs, system builders, motherboard and add-in board manufacturers, and cellular phone and consumer electronics OEMs, to build products that deliver state-of-the-art features, performance, compatibility and power efficiency while maintaining competitive pricing and profitability. We believe that by developing 3D graphics, HD, video and media communications solutions that provide superior performance and address the key requirements of each of the product categories we serve, we will accelerate the adoption of HD digital media platforms and devices throughout these segments. We combine scalable architectural technology with mass market economies-of-scale to deliver a complete family of products that span from professional workstations, to consumer PCs, to multimedia-rich cellular phones.

Our objective is to be the leading supplier of performance GPUs, MCPs and computer-on-a-chip products that support netbooks, PNDs, PDAs, PMPs, cellular phones and other handheld devices. Our current focus is on the desktop PC, professional workstation, notebook PC, high-performance computing, application processor, multimedia-rich cellular phone and video game console product lines, and we plan to expand into other product lines. Our strategy to achieve this objective includes the following key elements:

Build Award-Winning, Architecturally-Compatible 3D Graphics, HD Video, Media Communications and Ultra-Low Power Product Families for the PC, Handheld and Digital Entertainment Platforms. Our strategy is to achieve market segment leadership in these platforms by providing award-winning performance at every price point. By developing 3D graphics, HD video and media communications solutions that provide superior performance and address the key requirements of these platforms, we believe that we will accelerate the adoption of 3D graphics and rich digital media.

Target Leading OEMs, ODMs and System Builders. Our strategy is to enable our leading PC, handheld and consumer electronics OEMs, ODMs and major system builder customers to differentiate their products in a highly competitive marketplace by using our products. We believe that design wins with these industry leaders provide market validation of our products, increase brand awareness and enhance our ability to penetrate additional leading customer accounts. In addition, we believe that close relationships with OEMs, ODMs and major system builders will allow us to better anticipate and address customer needs with future generations of our products.

Sustain Technology and Product Leadership in 3D Graphics and HD Video, and Media Communications and Ultra-Low Power. We are focused on using our advanced engineering capabilities to accelerate the quality and performance of 3D graphics, HD video, media communications and ultra-low power processing in PCs and handheld devices. A fundamental aspect of our strategy is to actively recruit the best 3D graphics and HD video, networking and communications engineers in the industry, and we believe that we have assembled an exceptionally experienced and talented engineering team. Our research and development strategy is to focus on concurrently developing multiple generations of GPUs, including GPUs for high-performance computing, MCPs and mobile and consumer products that support netbooks, PNDs, PMPs, PDAs, cellular phones and other handheld devices using independent design teams. As we have in the past, we intend to use this strategy to achieve new levels of graphics, networking and communications features and performance and ultra-low power designs, enabling our customers to achieve superior performance in their products.

Increase Market Share. We believe that substantial market share will be important to achieving success. We intend to achieve a leading share of the market in areas in which we don't have a leading market share, and maintain a leading share of the market in areas in which we do have the lead, by devoting substantial resources to building families of products for a wide range of applications that offer significant improvement in performance over existing products.

Use Our Expertise in Digital Multimedia. We believe the synergy created by the combination of 3D graphics, HD video and the Internet will fundamentally change the way people work, learn, communicate and play. We believe that our expertise in HD graphics and system architecture positions us to help drive this transformation. We are using our expertise in the processing and transmission of high-bandwidth digital media to develop products designed to address the requirements of high-bandwidth concurrent multimedia.

Use our Intellectual Property and Resources to Enter into License and Development Contracts. From time to time, we expect to enter into license arrangements that will require significant customization of our intellectual property components. For license arrangements that require significant customization of our intellectual property components, we generally recognize this license revenue using the percentage-of-completion method of accounting over the period that services are performed. For example, in fiscal year 2006, we entered into an agreement with Sony Computer Entertainment, Inc., or SCE, to jointly develop a custom GPU for SCE's PlayStation3. Our collaboration with SCE includes license fees and royalties for the PlayStation3 and all derivatives, including next-generation digital consumer electronics devices. In addition, we are licensing software development tools for creating shaders and advanced graphics capabilities to SCE.

Revolutionize computing with CUDA and Tesla. Tesla is a family of GPU computing products that delivers processing capabilities for high-performance computing applications, and marks our entry into the high-performance computing industry. NVIDIA CUDA is a general purpose parallel computing architecture that leverages the parallel compute engine in NVIDIA GPUs to solve many complex computational problems in a fraction of the time required on a CPU. We believe we are in an era of GPU computing, where our CUDA parallel processing architecture can accelerate compute-intensive applications by significant multiples over that of a CPU alone. We are working with developers around the world to adopt and write application programs for the CUDA architecture using C, one of the most widely used high-level programming languages, which can then be run at great execution speeds on a CUDA enabled processor. We expect other languages to be supported in the future, including FORTRAN and C++. With CUDA, we are able to speed up general purpose compute-intensive applications like we do for 3D graphics processing. Developers are able to speed-up algorithms in areas ranging from nano molecular dynamics to image processing, medical image reconstruction and derivatives modeling for financial risk analysis. We are also working with universities around the world who now teach parallel programming with CUDA and we are also working with many PC OEMs who now offer high performance computing solutions with Tesla for use by their customers around the world. Researchers also use CUDA to accelerate their time-to-discovery, and popular off-the-shelf software packages are now CUDA accelerated.

Sales and Marketing

Our worldwide sales and marketing strategy is a key part of our objective to become the leading supplier of performance GPUs, MCPs, and applications processors that support netbooks, PNDs, PMPs, PDAs, cellular phones and other handheld devices. Our sales and marketing teams work closely with each industry's respective OEMs, ODMs, system builders, motherboard manufacturers, add-in board manufacturers and industry trendsetters, collectively referred to as our Channel, to define product features, performance, price and timing of new products. Members of our sales team have a high level of technical expertise and product and industry knowledge to support the competitive and complex design win process. We also employ a highly skilled team of application engineers to assist our Channel in designing, testing and qualifying system designs that incorporate our products. We believe that the depth and quality of our design support are keys to improving our Channel's time-to-market, maintaining a high level of customer satisfaction within our Channel and fostering relationships that encourage customers to use the next generation of our products.

In the GPU and MCP segments we serve, the sales process involves achieving key design wins with leading OEMs and major system builders and supporting the product design into high volume production with key ODMs, motherboard manufacturers and add-in board manufacturers. These design wins in turn influence the retail and system builder channel that is serviced by add-in board and motherboard manufacturers. Our distribution strategy is to work with a number of leading independent contract equipment manufacturers, or CEMs, ODMs, motherboard manufacturers, add-in board manufacturers and distributors each of which have relationships with a broad range of major OEMs and/or strong brand name recognition in the retail channel. In the CPB segment we serve, the sales process primarily involves achieving key design wins directly with the leading handheld OEMs and supporting the product design into high-volume production. Currently, we sell a significant portion of our processors directly to distributors, CEMs, ODMs, motherboard manufacturers and add-in board manufacturers, which then sell boards and systems with our products to leading OEMs, retail outlets and to a large number of system builders.

Although a small number of our customers represent the majority of our revenue, their end customers include a large number of OEMs and system builders throughout the world. As a result of our Channel strategy, our sales are focused on a small number of customers. Sales to our largest customer, Hewlett-Packard Company, accounted for 11% of our total revenue for fiscal year 2009.

To encourage software title developers and publishers to develop games optimized for platforms utilizing our products, we seek to establish and maintain strong relationships in the software development community. Engineering and marketing personnel interact with and visit key software developers to promote and discuss our products, as well as to ascertain product requirements and solve technical problems. Our developer program makes certain that our products are available to developers prior to volume availability in order to encourage the development of software titles that are optimized for our products.

Backlog

Our sales are primarily made pursuant to standard purchase orders. The quantity of products purchased by our customers as well as our shipment schedules are subject to revisions that reflect changes in both the customers' requirements and in manufacturing availability. The semiconductor industry is characterized by short lead time orders and quick delivery schedules. In light of industry practice and experience, we believe that only a small portion of our backlog is non-cancelable and that the dollar amount associated with the non-cancelable portion is not significant. Consequently, we do not believe that a backlog as of any particular date is indicative of future results.

Dependence on PC market

We derive and expect to continue to derive the majority of our revenue from the sale or license of products for use in the desktop PC and notebook PC markets, including professional workstations. A reduction in sales of PCs, or a reduction in the growth rate of PC sales, may reduce demand for our products. Changes in demand for our products could be large and sudden. During fiscal year 2009, sales of our desktop GPU products decreased approximately 29% compared to fiscal year 2008. These decreases were primarily due to the Standalone Desktop and Standalone Notebook GPU market segment decline as reported in the PC Graphics December 2008 Report from Mercury Research. Since PC manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they incorrectly forecast product transitions. In these cases, PC manufacturers may abruptly suspend substantially all purchases of additional inventory from suppliers like us until their excess inventory has been absorbed, which would have a negative impact on our financial results.

Seasonality

Our industry is largely focused on the consumer products market. Historically, we have seen stronger revenue in the second half of our fiscal year than in the first half of our fiscal year, primarily due to back-to-school and holiday demand. This seasonal trend did not occur in fiscal year 2009. Revenue in the second half of fiscal year 2009 declined by 33% when compared to revenue from the first half of fiscal year 2009. The current recessionary economic environment has created substantial uncertainty in our business. There can be no assurance that the historical seasonal trend will resume in the future.

Manufacturing

Fabless Manufacturing Strategy

We do not directly manufacture semiconductor wafers used for our products. Instead, we utilize what is known as a fabless manufacturing strategy for all of our product-line operating segments whereby we employ world-class suppliers for all phases of the manufacturing process, including wafer fabrication, assembly, testing and packaging. This strategy uses the expertise of industry-leading suppliers that are certified by the International Organization for Standardization, or ISO, in such areas as fabrication, assembly, quality control and assurance, reliability and testing. In addition, this strategy allows us to avoid many of the significant costs and risks associated with owning and operating manufacturing operations. Our suppliers are also responsible for procurement of most of the raw materials used in the production of our products. As a result, we can focus our resources on product design, additional quality assurance, marketing and customer support.

We utilize industry-leading suppliers, such as Taiwan Semiconductor Manufacturing Corporation, or TSMC, United Microelectronics Corporation, or UMC, Chartered Semiconductor Manufacturing, or Chartered, Semiconductor Manufacturing International Corporation, or SMIC, and Austria Micro Systems, or AMS to produce our semiconductor wafers. We then utilize independent subcontractors, such as Advanced Semiconductor Engineering, or ASE, Amkor Technology, or Amkor, JSI Logistics Ltd., or JSI, King Yuan

Electronics Co., Ltd, or KYEC, Siliconware Precision Industries Company Ltd., or SPIL, and STATS ChipPAC Incorporated, or ChipPAC, to perform assembly, testing and packaging of most of our products.

We typically receive semiconductor products from our subcontractors, perform incoming quality assurance and then ship the semiconductors to CEMs, distributors, motherboard and add-in board manufacturer customers from our third-party warehouse in Hong Kong. Generally, these manufacturers assemble and test the boards based on our design kit and test specifications, and then ship the products to retailers, system builders or OEMs as motherboard and add-in board solutions.

Product Defect

Our products are complex and may contain defects or experience failures due to any number of issues in design, fabrication, packaging, materials and/or use within a system. If any of our products or technologies contains a defect, compatibility issue or other error, we may have to invest additional research and development efforts to find and correct the issue. Such efforts could divert our management's and engineers' attention from the development of new products and technologies and could increase our operating costs and reduce our gross margin. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Also, we may be required to reimburse customers, including for customers' costs to repair or replace the products in the field. A product recall or a significant number of product returns could be expensive, damage our reputation and could result in the shifting of business to our competitors. Costs associated with correcting defects, errors, bugs or other issues could be significant and could materially harm our financial results.

For example, in July 2008, we recorded a $196.0 million charge against cost of revenue to cover anticipated customer warranty, repair, return, replacement and other associated costs arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook systems. All of our newly manufactured products and all of our products that are currently shipping in volume have a different material set that we believe is more robust. The previous generation MCP and GPU products that are impacted were included in a number of notebook products that were shipped and sold in significant quantities. Certain notebook configurations of these MCP and GPU products are failing in the field at higher than normal rates. While we have not been able to determine a root cause for these failures, testing suggests a weak material set of die/package combination, system thermal management designs, and customer use patterns are contributing factors. We have worked with our customers to develop and have made available for download a software driver to cause the system fan to begin operation at the powering up of the system and reduce the thermal stress on these chips. We have also recommended to our customers that they consider changing the thermal management of the MCP and GPU products in their notebook system designs. We intend to fully support our customers in their repair and replacement of these impacted MCP and GPU products that fail, and their other efforts to mitigate the consequences of these failures.

We continue to engage in discussions with our supply chain regarding reimbursement to us for some or all of the costs we have incurred and may incur in the future relating to the weak material set. We also continue to seek to access our insurance coverage, which provided us with $8.0 million in related reimbursement during fiscal year 2009. However, there can be no assurance that we will recover any additional reimbursement. We continue to not see any abnormal failure rates in any systems using NVIDIA products other than certain notebook configurations. However, we are continuing to test and otherwise investigate other products. There can be no assurance that we will not discover defects in other MCP or GPU products.

Inventory and Working Capital

Our management focuses considerable attention on managing our inventories and other working-capital-related items. We manage inventories by communicating with our customers and then using our industry experience to forecast demand on a product-by-product basis. We then place manufacturing orders for our products that are based on forecasted demand. The quantity of products actually purchased by our customers as well as shipment schedules are subject to revisions that reflect changes in both the customers' requirements and in manufacturing availability. We generally maintain substantial inventories of our products because the semiconductor industry is characterized by short lead time orders and quick delivery schedules.

We believe that our existing cash balances and anticipated cash flows from operations will be sufficient to meet our operating, acquisition and capital requirements for at least the next twelve months. However, there is no assurance that we will not need to raise additional equity or debt financing within this time frame. Additional financing may not be available on favorable terms or at all and may be dilutive to our then-current stockholders. We also may require additional capital for other purposes not presently contemplated. If we are unable to obtain sufficient capital, we could be required to curtail capital equipment purchases or research and development expenditures, which could harm our business.

Research and Development

We believe that the continued introduction of new and enhanced products designed to deliver leading 3D graphics, HD video, audio, ultra-low power communications, storage, and secure networking performance and features is essential to our future success. Our research and development strategy is to focus on concurrently developing multiple generations of GPUs, MCPs and our consumer products that support netbooks, PNDs, PMPs, PDAs, cellular phones or other handheld devices using independent design teams. Our research and development efforts are performed within specialized groups consisting of software engineering, hardware engineering, very large scale integration design engineering, process engineering, architecture and algorithms. These groups act as a pipeline designed to allow the efficient simultaneous development of multiple generations of products.

A critical component of our product development effort is our partnerships with leaders in the computer aided design, or CAD, industry. We invest significant resources in the development of relationships with industry leaders, including Cadence Design Systems, Inc., and Synopsys, Inc., often assisting these companies in the product definition of their new products. We believe that forming these relationships and utilizing next-generation development tools to design, simulate and verify our products will help us remain at the forefront of the 3D graphics market and develop products that utilize leading-edge technology on a rapid basis. We believe this approach assists us in meeting the new design schedules of PC OEM and other manufacturers.

We substantially increased our engineering and technical resources in fiscal year 2009, and had 3,772 full-time employees engaged in research and development as of January 25, 2009, compared to 3,255 employees as of January 27, 2008 and 2,668 employees as of January 28, 2007. During fiscal years 2009, 2008 and 2007, we incurred research and development expenditures of $855.9 million, $691.6 million and $553.5 million, respectively.

Competition

The market for GPUs, MCPs, and computer-on-a-chip products that support netbooks, PNDs, PMPs, PDAs, cellular phones or other handheld devices is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining average selling prices. We believe that the principal competitive factors in this market are performance, breadth of product offerings, access to customers and distribution channels, software support, conformity to industry standard Application Programming Interfaces, or APIs, manufacturing capabilities, processor pricing, and total system costs. We believe that our ability to remain competitive will depend on how well we are able to anticipate the features and functions that customers will demand and whether we are able to deliver consistent volumes of our products at acceptable levels of quality and at competitive prices. We expect competition to increase from both existing competitors and new market entrants with products that may be less costly than ours, or may provide better performance or additional features not provided by our products. In addition, it is possible that new competitors or alliances among competitors could emerge and acquire significant market share.

A significant source of competition is from companies that provide or intend to provide GPU, MCP, and computer-on-a-chip products that support netbooks, PNDs, PMPs, PDAs, cellular phones or other handheld devices. Some of our competitors may have greater marketing, financial, distribution and manufacturing resources than we do and may be more able to adapt to customer or technological changes. Currently, Intel, which has greater resources than we do, is working on a multi-core architecture code-named Larrabee, which may compete with our products in various markets. Intel may also release an enthusiast level discrete GPU based on the Larrabee architecture. Additionally, in fiscal year 2009, Intel also introduced the Intel Atom processor which is designed for lower cost PCs. Intel may also release a second generation of Atom chips by 2010 which is expected to have an improved battery life. The Intel Atom processor may compete with our products that support netbooks, PDAs, cellular phones and other handheld devices.

Our current competitors include the following:

- suppliers of discrete MCPs that incorporate a combination of networking, audio, communications and input/output, or I/O, functionality as part of their existing solutions, such as AMD, Broadcom Corporation, or Broadcom, Silicon Integrated Systems, Inc., or SIS, VIA Technologies, Inc., or VIA, and Intel;
- suppliers of GPUs, including MCPs that incorporate 3D graphics functionality as part of their existing solutions, such as AMD, Intel, Matrox Electronics Systems Ltd., SIS, and VIA;
- suppliers of computer-on-a-chip products that support netbooks, PNDs, PMPs, PDAs, cellular phones or other handheld devices such as AMD, Broadcom, Fujitsu Limited, Imagination Technologies Ltd., ARM Holdings plc, Marvell Technology Group Ltd, or Marvell, NEC Corporation, Qualcomm Incorporated, Renesas Technology, Samsung, Seiko-Epson, Texas Instruments Incorporated, and Toshiba America, Inc.; and
- suppliers of computer-on-a-chip products for handheld and embedded devices that incorporate multimedia processing as part of their existing solutions such as Broadcom, Texas Instruments Inc., Qualcomm Incorporated, Marvell, Freescale Semiconductor Inc., Renesas Technology, Samsung, and ST Microelectronics.

We expect substantial competition from both Intel's and AMD's strategy of selling platform solutions, such as the success Intel achieved with its Centrino platform solution. AMD has also announced a platform solution. Additionally, we expect that Intel and AMD will extend this strategy to other segments, including the possibility of successfully integrating a central processing unit, or CPU, and a GPU on the same chip, as evidenced by AMD's announcement of its Fusion processor project. If AMD and Intel continue to pursue platform solutions, we may not be able to successfully compete and our business would be negatively impacted.

If and to the extent we offer products in new markets, we may face competition from some of our existing competitors as well as from companies with which we currently do not compete. For example, in the case of our CPB, our Tegra and GoForce products primarily compete in architecture used in multimedia cellular phones and handheld devices. We believe that mobile devices like phones, music players, and portable navigation devices will increasingly become more consumer PC-like and be capable of delivering all the entertainment and web experiences in a handheld device. We cannot accurately predict if we will compete successfully in any of the new markets we may enter. If we are unable to compete in our current or new markets, demand for our products could decrease which could cause our revenue to decline and our financial results to suffer.

Our GPU and MCP products are currently used with both Intel and AMD processors. In February 2009, Intel filed suit against us, related to a patent license agreement that we signed with Intel in 2004. Intel seeks an order from the court declaring that the license does not extend to a new Intel processor architecture and enjoining us from stating that we have licensing rights for this architecture. If Intel successfully obtains such a court order, we could be unable to sell our MCP products for use with these Intel processors and our competitive position would be harmed. In addition, in order to continue to sell MCP products for use with these Intel processors we could be required to negotiate a new license agreement with Intel and we may not be able to do so on reasonable terms, if at all.

Patents and Proprietary Rights

We rely primarily on a combination of patents, trademarks, trade secrets, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property in the United States and internationally. Our issued patents have expiration dates from April 10, 2009 to October 1, 2028. We have numerous patents issued, allowed and pending in the United States and in foreign jurisdictions. Our patents and pending patent applications primarily relate to our products and the technology used in connection with our products. We also rely on international treaties, organizations and foreign laws to protect our intellectual property. The laws of certain foreign countries in which our products are or may be manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as the laws of the United States. This makes the possibility of piracy of our technology and products more likely. We continuously assess whether and where to seek formal protection for particular innovations and technologies based on such factors as:

- the location in which our products are manufactured;
- our strategic technology or product directions in different countries; and
- the degree to which intellectual property laws exist and are meaningfully enforced in different jurisdictions.
- the commercial significance of our operations and our competitors' operations in particular countries and regions;

Our pending patent applications and any future applications may not be approved. In addition, any issued patents may not provide us with competitive advantages or may be challenged by third parties. The enforcement of patents by others may harm our ability to conduct our business. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business. We have licensed technology from third parties for incorporation in some of our products and for defensive reasons, and expect to continue to enter into such license agreements. These licenses may result in royalty payments to third parties, the cross licensing of technology by us or payment of other consideration. If these arrangements are not concluded on commercially reasonable terms, our business could suffer.

Employees

As of January 25, 2009 we had 5,420 employees, 3,772 of whom were engaged in research and development and 1,648 of whom were engaged in sales, marketing, operations and administrative positions. None of our employees are covered by collective bargaining agreements, and we believe our relationships with our employees are good.

Financial Information by Business Segment and Geographic Data

Our Chief Executive Officer, who is considered to be our chief operating decision maker, or CODM, reviews financial information presented on an operating segment basis for purposes of making operating decisions and assessing financial performance. During the first quarter of fiscal year 2008, we reorganized our operating segments. We now report financial information for four operating segments to our CODM: the GPU business, which is comprised primarily of our GeForce products that support desktop and notebook PCs, plus memory products; the PSB which is comprised of our NVIDIA Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products; the MCP business which is comprised of NVIDIA nForce core logic and motherboard GPU products; and our CPB, which is comprised of our Tegra and GoForce mobile brands and products that support netbooks, PNDs, PMPs, PDAs, cellular phones and other handheld devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices. In addition to these operating segments, we have the "All Other" category that includes human resources, legal, finance, general administration and corporate marketing expenses, which total $346.1 million, $266.2 million and $239.6 million for fiscal years 2009, 2008 and 2007, respectively, that we do not allocate to our other operating segments as these expenses are not included in the segment operating performance measures evaluated by our CODM. "All Other" also includes the results of operations of other miscellaneous reporting segments that are neither individually reportable, nor aggregated with another operating segment. Revenue in the "All Other" category is primarily derived from sales of components. Certain prior period amounts have been revised to conform to the presentation of our current fiscal year.

Our CODM does not review any information regarding total assets on an operating segment basis. Operating segments do not record intersegment revenue, and, accordingly, there is none to be reported. The accounting policies for segment reporting are the same as for NVIDIA as a whole. The information included in Note 16 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K, including financial information by business segment and revenue and long-lived assets by geographic region, is hereby incorporated by reference.

Executive Officers of the Registrant

The following sets forth certain information regarding our executive officers, their ages and their positions as of February 27, 2009:

Name	Age	Position
Jen-Hsun Huang	45	President, Chief Executive Officer and Director
David L. White *	53	Executive Vice President and Chief Financial Officer
Ajay K. Puri	54	Executive Vice President, Worldwide Sales
David M. Shannon	53	Executive Vice President, General Counsel and Secretary
Debora Shoquist	54	Executive Vice President, Operations

* *On February 27, 2009, we announced that David L. White was appointed as our Executive Vice President and Chief Financial Officer, succeeding Marvin Burkett, whose decision to retire was disclosed in March 2008.*

Jen-Hsun Huang co-founded NVIDIA in April 1993 and has served as its President, Chief Executive Officer and a member of the Board of Directors since its inception. From 1985 to 1993, Mr. Huang was employed at LSI Logic Corporation, a computer chip manufacturer, where he held a variety of positions, most recently as Director of Coreware, the business unit responsible for LSI's "system-on-a-chip" strategy. From 1983 to 1985, Mr. Huang was a microprocessor designer for Advanced Micro Devices, Inc., a semiconductor company. Mr. Huang holds a B.S.E.E. degree from Oregon State University and an M.S.E.E. degree from Stanford University.

David White joined NVIDIA in February 2009 as Executive Vice President and Chief Financial Officer. From August 2004 to February 2009, Mr. White served as the Executive Vice President of Finance and Chief Financial Officer of Sanmina-SCI Corporation, a global provider of customized, integrated electronics manufacturing services to original equipment manufacturers in the communications, enterprise computing and medical industries and various other end markets. From 2003 to 2004, Mr. White was Senior Vice President and Chief Financial Officer of Asyst Technologies, Inc., a provider of integrated hardware and software automation solutions that enhance semiconductor and flat-panel display manufacturing productivity. Mr. White served as

President and Chief Executive Officer of Candescent Technologies Corporation, a developer of field emission display technology for next-generation thin flat-panel displays, and held various other positions, from 1995 to 2002. Mr. White holds a B.S. degree from Brigham Young University and an M.B.A. from the University of Washington.

Ajay K. Puri joined NVIDIA in December 2005 as Senior Vice President, Worldwide Sales and became Executive Vice President, Worldwide Sales in January 2009. Prior to NVIDIA, he held positions in sales, marketing, and general management over a 22-year career at Sun Microsystems, Inc. Mr. Puri previously held marketing, management consulting, and product development positions at Hewlett-Packard Company, Booz Allen Hamilton Inc., and Texas Instruments Incorporated. Mr. Puri holds an M.B.A. degree from Harvard University, an M.S.E.E. degree from the California Institute of Technology and a B.S.E.E. degree from the University of Minnesota.

David M. Shannon joined NVIDIA in August 2002 as Vice President and General Counsel. Mr. Shannon became Secretary of NVIDIA in April 2005, a Senior Vice President in December 2005 and an Executive Vice President in January 2009. From 1993 to 2002, Mr. Shannon held various counsel positions at Intel, including the most recent position of Vice President and Assistant General Counsel. Mr. Shannon also practiced for eight years in the law firm of Gibson Dunn and Crutcher, focusing on complex commercial and high-technology related litigation. Mr. Shannon holds B.A. and J.D. degrees from Pepperdine University.

Debora Shoquist joined NVIDIA in September 2007 as Senior Vice President of Operations and became Executive Vice President of Operations in January 2009. From 2004 to 2007, Ms. Shoquist served as Senior Vice President of Operations at JDS Uniphase Corporation, a provider of communications test and measurement solutions and optical products for the telecommunications industry. From 2002 to 2004, she served as Senior Vice President and General Manager of the Electro-Optics business at Coherent, Inc., a manufacturer of commercial and scientific laser equipment. Her experience includes her role at Quantum Corporation as the President of the Personal Computer Hard Disk Drive Division. Her experience also includes senior roles at Hewlett-Packard Corporation. She holds a B.S degree in Electrical Engineering from Kansas State University and a B.S. degree in Biology from Santa Clara University.

Available Information

Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, or the Exchange Act, are available free of charge on or through our Internet web site, http://www.nvidia.com, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or the SEC. Our web site and the information on it or connected to it is not a part of this Form 10-K.

ITEM 1A. RISK FACTORS

In evaluating NVIDIA and our business, the following factors should be considered in addition to the other information in this Annual Report on Form 10-K. Before you buy our common stock, you should know that making such an investment involves some risks including, but not limited to, the risks described below. Additionally, any one of the following risks could seriously harm our business, financial condition and results of operations, which could cause our stock price to decline. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business and Industry

Global economic conditions have reduced demand for our products, adversely impacted our customers and suppliers and harmed our business.

Our operations and performance depend significantly on worldwide economic conditions. Uncertainty about current global economic conditions poses a continuing risk to our business as consumers and businesses have postponed spending in response to tighter credit, negative financial news and/or declines in income or asset values, which have reduced the demand for our products. Other factors that could depress demand for our products in the future include conditions in the residential real estate and mortgage markets, labor and healthcare costs, access to credit, consumer confidence, and other macroeconomic factors affecting consumer spending behavior. These and other economic factors have reduced demand for our products and could further harm our business, financial condition and operating results.

The current financial turmoil affecting the banking system and financial markets and the possibility that financial institutions may consolidate or go out of business have resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. There could be a number of follow-on effects from the credit crisis on our business, including insolvency of key suppliers resulting in product delays; inability of customers, including channel partners, to obtain credit to finance purchases of our products and/or customer, including channel partner, insolvencies; and failure of financial institutions, which may negatively impact our treasury operations. Other income and expense could also vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments; impairment charges related to debt securities as well as equity and other investments; interest rates; and cash, cash equivalent and marketable securities balances. For example, during fiscal year 2009, we recorded impairment charges of $5.6 million related to our money market investment in the Reserve International Liquidity Fund, Ltd., or the International Reserve Fund. The current volatility in the financial markets and overall economic uncertainty increases the risk that the actual amounts realized in the future on our financial instruments could differ significantly from the fair values currently assigned to them.

Our business is cyclical in nature and is currently experiencing a severe downturn, which has harmed and may continue to harm our financial results.

Our business is directly affected by market conditions in the highly cyclical semiconductor industry, which is currently experiencing a severe downturn. The semiconductor industry has been adversely affected by many factors, including the current global downturn, ongoing efforts by our customers to reduce their spending, diminished product demand, increased inventory levels, lower average selling prices, uncertainty regarding long-term growth rates and underlying financial health and increased competition. These factors, could, among other things, limit our ability to maintain or increase our sales or recognize revenue and in turn adversely affect our business, operating results and financial condition. If our actions to reduce our operating expenses to sufficiently offset these factors during this downturn are unsuccessful, our operating results will suffer.

Our revenue may fluctuate while our operating expenses are relatively fixed, which makes our results difficult to predict and could cause our results to fall short of expectations.

Demand for many of our revenue components fluctuate and are difficult to predict, and our operating expenses are relatively fixed and largely independent of revenue. Therefore, it is difficult for us to accurately forecast revenue and profits or losses in any particular period. Our operating expenses, which are comprised of research and development expenses, sales, general and administrative expenses and restructuring and other charges, represented 36%, 25% and 28% of our total revenue for fiscal years 2009, 2008 and 2007, respectively. Since we often recognize a substantial portion of our revenue in the last month of each quarter, we may not be able to adjust our operating expenses in a timely manner in response to any unanticipated revenue shortfalls in any quarter as was the case in the fourth quarter of fiscal year 2009. Our operating expenses, which are comprised of research and development expenses and sales, general and administrative expenses and restructuring and other charges, represented 66% of our total revenue for the fourth quarter of fiscal year 2009. Further, some of our operating expenses, like stock-based compensation expense can only be adjusted over a longer period of time and cannot be reduced during a quarter. If we are unable to reduce operating expenses quickly in response to any revenue shortfalls, our financial results will be negatively impacted.

In September 2008, we announced a workforce reduction to allow for continued investment in strategic growth areas, which was completed in the third quarter of fiscal year 2009. As a result, we eliminated approximately 360 positions worldwide, or about 6.5% of our global workforce. During fiscal year 2009, expenses associated with the workforce reduction, which were comprised primarily of severance and benefits payments to these employees, totaled $8.0 million. We anticipate that the expected decrease in operating expenses from this action will be offset by continued investment in strategic growth areas. In addition, in response to the current economic environment, we have commenced several cost reduction measures which are designed to reduce our operating expenses and will continue to focus on reducing our operating expenses during fiscal year 2010. Please refer to the discussion in Note 19 to the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for the potential impact of the tender offer on operating expenses during the first quarter of fiscal year 2010.

Any one or more of the risks discussed in this Annual Report on Form 10-K or other factors could prevent us from achieving our expected future revenue or net income. Accordingly, we believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of future performance. Similarly, the results of any quarterly or full fiscal year period are not necessarily indicative of results to be expected for a subsequent quarter or a full fiscal year. As a result, it is possible that in some quarters our operating results could be below the expectations of securities analysts or investors, which could cause the trading price of our common stock to decline. We believe that our quarterly and annual results of operations may continue to be affected by a variety of factors that could harm our revenue, gross profit and results of operations.

Our failure to estimate customer demand properly could adversely affect our financial results.

We manufacture our products based on forecasts of customer demand in order to have shorter shipment lead times and quicker delivery schedules for our customers. As a result, we may build inventories for anticipated periods of growth which do not occur or may build inventory anticipating demand for a product that does not materialize. The current negative worldwide economic conditions and market instability makes it increasingly difficult for us, our customers and our suppliers to accurately forecast future product demand trends. In forecasting demand, we make multiple assumptions any of which may prove to be incorrect. Situations that may result in excess or obsolete inventory include:

- if there were a sudden and significant decrease in demand for our products;
- if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements;
- if we fail to estimate customer demand properly for our older products as our newer products are introduced; or
- if our competition were to take unexpected competitive pricing actions.

Any inability to sell products to which we have devoted resources could harm our business. In addition, cancellation or deferral of customer purchase orders could result in our holding excess inventory, which could adversely affect our gross margin and restrict our ability to fund operations. Additionally, because we often sell a substantial portion of our products in the last month of each quarter, we may not be able to reduce our inventory purchase commitments in a timely manner in response to customer cancellations or deferrals. We could be subject to excess or obsolete inventories and be required to take corresponding inventory write-downs and/or a reduction in average selling prices if growth slows or does not materialize, or if we incorrectly forecast product demand, which could negatively impact our financial results.

Conversely, if we underestimate our customers' demand for our products, our third party manufacturing partners may not have adequate lead-time or capacity to increase production for us meaning that we may not be able to obtain sufficient inventory to fill our customers' orders on a timely basis. Even if we are able to increase production levels to meet customer demand, we may not be able to do so in a cost effective or timely manner. Inability to fulfill our customers' orders on a timely basis, or at all, could damage our customer relationships, result in lost revenue, cause a loss in market share, impact our customer relationships or damage our reputation, any of which could adversely impact our business.

Because our gross margin for any period depends on a number of factors, our failure to forecast changes in any of these factors could adversely affect our gross margin.

We are focused on improving our gross margin. Our gross margin for any period depends on a number of factors, including:

- the mix of our products sold;
- average selling prices;
- introduction of new products;
- product transitions;
- sales discounts;
- unexpected pricing actions by our competitors;
- the cost of product components; and
- the yield of wafers produced by the foundries that manufacture our products.

During the fourth quarter of fiscal year 2009, our gross margin declined to 29.4% as compared to 45.7% during the fourth quarter of fiscal year 2008 and decreased from 41.0% from the third quarter of fiscal year 2009. If we do not correctly forecast the impact of any of the relevant factors on our business, there may not be any actions we can take or we may not be able to take any possible actions in time to counteract any negative impact on our gross margin. Additionally, during fiscal year 2009, the revenue and gross margins from our sale of desktop products decreased primarily due to a decline in the Standalone Desktop market segment as reported in the December 2008 PC Graphics Report from Mercury Research. This decline was driven by a combination of market migration from desktop PCs towards notebook PCs and an overall market shift in the mix of products towards lower priced products. If the overall shift in the demand from the consumer continues to shift towards lower priced products, it will have an adverse impact on our gross margin. In addition, if we are unable to meet our gross margin target for any period or the target set by analysts, the trading price of our common stock may decline.

We are dependent on the personal computer market and its rate of growth in the future may have a negative impact on our business.

We derive and expect to continue to derive the majority of our revenue from the sale or license of products for use in the desktop personal computer, or PC, and notebook PC markets, including professional workstations. A reduction in sales of PCs, or a reduction in the growth rate of PC sales, may reduce demand for our products. These changes in demand could be large and sudden. During fiscal year 2009, sales of our desktop GPU products decreased by approximately 29% compared to fiscal year 2008. These decreases were primarily due to the Standalone Desktop GPU market segment decline as reported in the PC Graphics December 2008 Report from Mercury Research. Since PC manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they incorrectly forecast product transitions. In these cases, PC manufacturers may abruptly suspend substantially all purchases of additional inventory from suppliers like us until their excess inventory has been absorbed, which would have a negative impact on our financial results.

If we are unable to compete in the markets for our products, our financial results could be adversely impacted.

The market for GPUs, MCPs, and computer-on-a-chip products that support netbooks, PNDs, PMPs, PDAs, cellular phones or other handheld devices is intensely competitive and is characterized by rapid technological change, new product introductions, evolving industry standards and declining average selling prices. We believe that the principal competitive factors in this market are performance, breadth of product offerings, access to customers and distribution channels, software support, conformity to industry standard Application Programming Interface, or APIs, manufacturing capabilities, price of processors, and total system costs. We believe that our ability to remain competitive will depend on how well we are able to anticipate the features and functions that customers will demand and whether we are able to deliver consistent volumes of our products at acceptable levels of quality. We expect competition to increase from both existing competitors and new market entrants with products that may be less costly than ours, or may provide better performance or additional features not provided by our products. In addition, it is possible that new competitors or alliances among competitors could emerge and acquire significant market share. We believe other factors impacting our ability to compete are:

- product performance;
- product bundling by competitors with multiple product lines;
- breadth and frequency of product offerings;
- access to customers and distribution channels;
- backward-forward software support;
- conformity to industry standard application programming interfaces; and
- manufacturing capabilities.

A significant source of competition is from companies that provide or intend to provide GPU, MCP, and computer-on-a-chip products that support netbooks, PNDs, PMPs, PDAs, cellular phones or other handheld devices. Some of our competitors may have greater marketing, financial, distribution and manufacturing resources than we do and may be more able to adapt to customer or technological changes. Currently, Intel Corporation, or Intel, which has greater resources than we do, is working on a multi-core architecture code-named Larrabee, which may compete with our products in various markets. Intel may also release an enthusiast level discrete GPU based on the Larrabee architecture. Additionally, in fiscal year 2009, Intel also introduced the Intel Atom processor which is designed for lower cost PCs. Intel may also release a second generation of Atom chips by 2010 which is expected to have an improved battery life. The Intel Atom processor may compete with our products that support netbooks, PDAs, cellular phones and other handheld devices.

Our current competitors include the following:

- suppliers of discrete MCPs that incorporate a combination of networking, audio, communications and input/output, or I/O, functionality as part of their existing solutions, such as AMD, Broadcom Corporation, or Broadcom, Silicon Integrated Systems, Inc., or SIS, VIA Technologies, Inc., or VIA, and Intel;
- suppliers of GPUs, including MCPs that incorporate 3D graphics functionality as part of their existing solutions, such as AMD, Intel, Matrox Electronics Systems Ltd., SIS, and VIA;
- suppliers of computer-on-a-chip products that support netbooks, PNDs, PMPs, PDAs, cellular phones or other handheld devices such as AMD, Broadcom, Fujitsu Limited, Imagination Technologies Ltd., ARM Holdings plc, Marvell Technology Group Ltd, or Marvell, NEC Corporation, Qualcomm Incorporated, Renesas Technology, Samsung, Seiko-Epson, Texas Instruments Incorporated, and Toshiba America, Inc.; and
- suppliers of computer-on-a-chip products for handheld and embedded devices that incorporate multimedia processing as part of their existing solutions such as Broadcom, Texas Instruments Inc., Qualcomm Incorporated, Marvell, Freescale Semiconductor Inc., Renesas Technology, Samsung, and ST Microelectronics.

If and to the extent we offer products in new markets, we may face competition from some of our existing competitors as well as from companies with which we currently do not compete. For example, in the case of our

CPB, our Tegra and GoForce products primarily compete in architecture used in multimedia cellular phones and handheld devices. We believe that mobile devices like phones, music players, and portable navigation devices will increasingly become more consumer PC-like and be capable of delivering all the entertainment and web experiences in a handheld device. We cannot accurately predict if we will compete successfully in any of the new markets we may enter. If we are unable to compete in our current or new markets, demand for our products could decrease which could cause our revenue to decline and our financial results to suffer.

Our GPU and MCP products are currently used with both Intel and AMD processors. In February 2009, Intel filed suit against us, related to a patent license agreement that we signed with Intel in 2004. Intel seeks an order from the court declaring that the license does not extend to a new Intel processor architecture and enjoining us from stating that we have licensing rights for this architecture. If Intel successfully obtains such a court order, we could be unable to sell our MCP products for use with these Intel processors and our competitive position would be harmed. In addition, in order to continue to sell MCP products for use with these Intel processors we could be required to negotiate a new license agreement with Intel and we may not be able to do so on reasonable terms, if at all.

As Intel and AMD continue to pursue platform solutions, we may not be able to successfully compete and our business would be negatively impacted.

We expect substantial competition from both Intel's and AMD's strategy of selling platform solutions, such as the success Intel achieved with its Centrino platform solution. AMD has also announced a platform solution. Additionally, we expect that Intel and AMD will extend this strategy to other segments, including the possibility of successfully integrating a central processing unit, or CPU, and a GPU on the same chip, as evidenced by AMD's announcement of its Fusion processor project. If AMD and Intel continue to pursue platform solutions, we may not be able to successfully compete and our business would be negatively impacted.

If our products contain significant defects our financial results could be negatively impacted, our reputation could be damaged and we could lose market share.

Our products are complex and may contain defects or experience failures due to any number of issues in design, fabrication, packaging, materials and/or use within a system. If any of our products or technologies contains a defect, compatibility issue or other error, we may have to invest additional research and development efforts to find and correct the issue. Such efforts could divert our engineers' attention from the development of new products and technologies and could increase our operating costs and reduce our gross margin. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Also, we may be required to reimburse customers, including our customers' costs to repair or replace products in the field. A product recall or a significant number of product returns could be expensive, damage our reputation, could result in the shifting of business to our competitors and could result in litigation against us. Costs associated with correcting defects, errors, bugs or other issues could be significant and could materially harm our financial results. For example, in July 2008, we recorded a $196.0 million charge against cost of revenue to cover anticipated customer warranty, repair, return, replacement and other associated costs arising from a weak die/packaging material set in certain versions of our previous generation media and communications processor, or MCP, and GPU products used in notebook systems. In September, October and November 2008, several putative class action lawsuits were filed against us, asserting various claims related to the impacted MCP and GPU products. Please refer to the risk entitled "*We are subject to litigation arising from alleged defects in our previous generation MCP and GPU products, which if determined adversely to us, could harm our business*" for the risk associated with this litigation.

We are subject to risks associated with international operations which may harm our business.

We conduct our business worldwide. Our semiconductor wafers are manufactured, assembled, tested and packaged by third-parties located outside of the United States. We generated 87%, 89% and 86% of our revenue for fiscal years 2009, 2008 and 2007, respectively, from sales to customers outside the United States and other Americas. As of January 25, 2009, we had offices in fifteen countries outside of the United States. The manufacture, assembly, test and packaging of our products outside of the United States, operation of offices outside of the United States, and sales to customers internationally subjects us to a number of risks, including:

- international economic and political conditions, such as political tensions between countries in which we do business;
- unexpected changes in, or impositions of, legislative or regulatory requirements;
- complying with a variety of foreign laws;
- differing legal standards with respect to protection of intellectual property and employment practices;
- cultural differences in the conduct of business;
- inadequate local infrastructure that could result in business disruptions;
- exporting or importing issues related to export or import restrictions, tariffs, quotas and other trade barriers and restrictions;
- financial risks such as longer payment cycles, difficulty in collecting accounts receivable and fluctuations in currency exchange rates;
- imposition of additional taxes and penalties; and
- other factors beyond our control such as terrorism, civil unrest, war and diseases such as severe acute respiratory syndrome and the Avian flu.

If sales to any of our customers outside of the United States and other Americas are delayed or cancelled because of any of the above factors, our revenue may be negatively impacted.

Our international operations in Australia, China, Finland, France, Germany, Hong Kong, India, Japan, Korea, Russia, Singapore, Sweden, Switzerland, Taiwan, and the United Kingdom are subject to many of the above listed risks. Difficulties with our international operations, including finding appropriate staffing and office space, may divert management's attention and other resources any of which could negatively impact our operating results.

The economic conditions in our primary overseas markets, particularly in Asia, may negatively impact the demand for our products abroad. All of our international sales to date have been denominated in United States dollars. Accordingly, an increase in the value of the United States dollar relative to foreign currencies could make our products less competitive in international markets or require us to assume the risk of denominating certain sales in foreign currencies. We anticipate that these factors will impact our business to a greater degree as we further expand our international business activities.

If our products do not continue to be adopted by the desktop PC, notebook PC, workstation, high-performance computing, netbook, personal media player, or PMP, personal digital assistant, or PDA, cellular handheld device, and video game console markets or if the demand for new and innovative products in these markets decreases, our business and operating results would suffer.

Our success depends in part upon continued broad adoption of our processors for 3D graphics and multimedia in desktop PC, notebook PC, workstation, high-performance computing, netbooks, PMPs, PDAs, cellular handheld devices, and video game console applications. The market for processors has been characterized by unpredictable and sometimes rapid shifts in the popularity of products, often caused by the publication of competitive industry benchmark results, changes in pricing of dynamic random-access memory devices and other changes in the total system cost of add-in boards, as well as by severe price competition and by frequent new technology and product introductions. Broad market acceptance is difficult to achieve and such market acceptance, if achieved, is difficult to sustain due to intense competition and frequent new technology and product introductions. Our GPU and MCP businesses together comprised approximately 75%, 79% and 77% of our revenue during fiscal years 2009, 2008 and 2007, respectively. As such, our financial results would suffer if for any reason our current or future GPUs or MCPs do not continue to achieve widespread adoption by the PC market. If we are unable to complete the timely development of new products or if we were unable to successfully and cost-effectively manufacture and deliver products that meet the requirements of the desktop PC, notebook PC, workstation, high-performance computing, netbook, PMP, PDA, cellular phone, and video game console markets, we may experience a decrease in revenue which could negatively impact our operating results.

Additionally, there can be no assurance that the industry will continue to demand new products with improved standards, features or performance. If our customers, OEMs, ODMs, add-in-card and motherboard manufacturers, system builders and consumer electronics companies, do not continue to design products that require more advanced or efficient processors and/or the market does not continue to demand new products with increased performance, features, functionality or standards, sales of our products could decline and the markets for our products could shrink. Decreased sales of our products for these markets could negatively impact our revenue and our financial results.

Our business results could be adversely affected if the identification and development of new products or entry into or development of a new market is delayed or unsuccessful.

In order to maintain or improve our financial results, we will need to continue to identify and develop new products as well as identify and enter new markets. As our GPUs and other processors develop and competition increases, we anticipate that product life cycles at the high end will remain short and average selling prices will decline. In particular, average selling prices and gross margins for our GPUs and other processors could decline as each product matures and as unit volume increases. As a result, we will need to introduce new products and enhancements to existing products to maintain or improve overall average selling prices, our gross margin and our financial results. We believe the success of our new product introductions will depend on many factors outlined elsewhere in these risk factors as well as the following:

- market demand for new products and enhancements to existing products;
- timely completion and introduction of new product designs and new opportunities for existing products;
- seamless transitions from an older product to a new product;
- differentiation of our new products from those of our competitors;
- delays in volume shipments of our products;
- market acceptance of our products instead of our customers' products; and
- availability of adequate quantity and configurations of various types of memory products.

In the past, we have experienced delays in the development and adoption of new products and have been unable to successfully manage product transitions from older to newer products resulting in obsolete inventory.

To be successful, we must also enter new markets or develop new uses for our future or existing products. We cannot accurately predict if our current or existing products or technologies will be successful in the new opportunities or markets that we identify for them or that we will compete successfully in any new markets we may enter. For example, we have developed products and other technology in order for certain general-purpose computing operations to be performed on a GPU rather than a CPU. This general purpose computing, which is often referred to as GP computing, was a new use for the GPU which had been entirely used for graphics rendering. During fiscal year 2008, we introduced our NVIDIA Tesla family of products, which was our entry into the high-performance computing industry, a new market for us. We also offer our CUDA software development solution, which is a C language programming environment for GPUs, that allows parallel computing on the GPU by using standard C language to create programs that process large quantities of data in parallel. Some of our competitors, including Intel, are now developing their own solutions for the discrete graphics and computing markets. Our failure to successfully develop, introduce or achieve market acceptance for new GPUs, other products or other technologies or to enter into new markets or identify new uses for existing or future products, could result in rapidly declining average selling prices, reduced demand for our products or loss of market share any of which could cause our revenue, gross margin and overall financial results to suffer.

If we are unable to achieve design wins, our products may not be adopted by our target markets or customers either of which could negatively impact our financial results.

The success of our business depends to a significant extent on our ability to develop new competitive products for our target markets and customers. We believe achieving design wins, which entails having our existing and future products chosen for hardware components or subassemblies designed by OEMs, ODMs, add-in board and motherboard manufacturers, is an integral part of our future success. Our OEM, ODM, and add-in board and motherboard manufacturers' customers typically introduce new system configurations as often as twice per year, typically based on spring and fall design cycles or in connection with trade shows. Accordingly, when our customers are making their design decisions, our existing products must have competitive performance levels or we must timely introduce new products in order to be included in our customers' new system configurations. This requires that we:

- anticipate the features and functionality that customers and consumers will demand;
- incorporate those features and functionalities into products that meet the exacting design requirements of our customers;
- price our products competitively; and
- introduce products to the market within our customers' limited design cycles.

If OEMs, ODMs, and add-in board and motherboard manufacturers do not include our products in their systems, they will typically not use our products in their systems until at least the next design configuration. Therefore, we endeavor to develop close relationships with our OEMs and ODMs, in an attempt to better anticipate and address customer needs in new products so that we will achieve design wins.

Our ability to achieve design wins also depends in part on our ability to identify and be compliant with evolving industry standards. Unanticipated changes in industry standards could render our products incompatible with products developed by major hardware manufacturers and software developers like AMD, Intel and Microsoft Corporation, or Microsoft. If our products are not in compliance with prevailing industry standards, we may not be designed into our customers' product designs. However, to be compliant with changes to industry standards, we may have to invest significant time and resources to redesign our products which could negatively impact our gross margin or operating results. If we are unable to achieve new design wins for existing or new customers, we may lose market share and our operating results would be negatively impacted.

We may have to invest more resources in research and development than anticipated, which could increase our operating expenses and negatively impact our operating results.

If new competitors, technological advances by existing competitors, our entry into new markets, or other competitive factors require us to invest significantly greater resources than anticipated in our research and development efforts, our operating expenses would increase. We had 3,772 full-time employees engaged in research and development as of January 25, 2009, compared to 3,255 employees as of January 27, 2008 and 2,668 employees as of January 28, 2007, respectively. Research and development expenditures were $855.9 million, $691.6 million and $553.5 million, for fiscal years 2009, 2008 and 2007, respectively. Research and development expenses included stock-based compensation expense of $98.0 million, $76.6 million and $70.1 million for fiscal years 2009, 2008 and 2007, respectively. If we are required to invest significantly greater resources than anticipated in research and development efforts without a corresponding increase in revenue, our operating results could further decline. Research and development expenses are likely to fluctuate from time to time to the extent we make periodic incremental investments in research and development and these investments may be independent of our level of revenue which could negatively impact our financial results. In order to remain competitive, we anticipate that we will continue to devote substantial resources to research and development.

We are dependent on key employees and the loss of any of these employees could negatively impact our business.

Our future success and ability to compete is substantially dependent on our ability to identify, hire, train and retain highly qualified key personnel. The market for key employees in the semiconductor industry can be competitive. None of our key employees is bound by an employment agreement, meaning our relationships with all of our key employees are at will. The loss of the services of any of our other key employees without an adequate replacement or our inability to hire new employees as needed could delay our product development efforts, harm our ability to sell our products or otherwise negatively impact our business.

In September 2008, we reduced our global workforce by approximately 6.5% as part of our efforts to allow continued investment in strategic growth areas. This reduction in our workforce may impair our ability to recruit and retain qualified employees of our workforce as a result of a perceived risk of future workforce reductions. Employees, whether or not directly affected by the reduction, may also seek future employment with our business partners, customers or competitors. In addition, we rely on stock-based awards as one means for recruiting, motivating and retaining highly skilled talent. If the value of such stock awards does not appreciate as measured by the performance of the price of our common stock or if our share-based compensation otherwise ceases to be viewed as a valuable benefit, our ability to attract, retain, and motivate employees could be weakened, which could harm our results of operations. The significant decline in the trading price of our common stock has resulted in the exercise price of a significant portion of our outstanding options to significantly exceed the current trading price of our common stock, thus lessening the effectiveness of these stock-based awards. We may not continue to successfully attract and retain key personnel which would harm our business.

We may not be able to realize the potential financial or strategic benefits of business acquisitions or strategic investments, which could hurt our ability to grow our business, develop new products or sell our products.

We have acquired and invested in other businesses that offered products, services and technologies that we believe will help expand or enhance our existing products and business. We may enter into future acquisitions of, or investments in, businesses, in order to complement or expand our current businesses or enter into a new business market. Negotiations associated with an acquisition or strategic investment could divert management's attention and other company resources. Any of the following risks associated with past or future acquisitions or investments could impair our ability to grow our business, develop new products, our ability to sell our products, and ultimately could have a negative impact on our growth or our financial results:

Form 10-K

- difficulty in combining the technology, products, operations or workforce of the acquired business with our business;
- difficulty in operating in a new or multiple new locations;
- disruption of our ongoing businesses or the ongoing business of the company we invest in or acquire;
- difficulty in realizing the potential financial or strategic benefits of the transaction;
- difficulty in maintaining uniform standards, controls, procedures and policies;
- disruption of or delays in ongoing research and development efforts;

- diversion of capital and other resources;
- assumption of liabilities;
- diversion of resources and unanticipated expenses resulting from litigation arising from potential or actual business acquisitions or investments;
- difficulties in entering into new markets in which we have limited or no experience and where competitors in such markets have stronger positions; and
- impairment of relationships with employees and customers, or the loss of any of our key employees or customers our target's key employees or customers, as a result of our acquisition or investment.

In addition, the consideration for any future acquisition could be paid in cash, shares of our common stock, the issuance of convertible debt securities or a combination of cash, convertible debt and common stock. If we make an investment in cash or use cash to pay for all or a portion of an acquisition, our cash reserves would be reduced which could negatively impact the growth of our business or our ability to develop new products. However, if we pay the consideration with shares of common stock, or convertible debentures, the holdings of our existing stockholders would be diluted. The significant decline in the trading price of our common stock would make the dilution to our stockholders more extreme and could negatively impact our ability to pay the consideration with shares of common stock or convertible debentures. We cannot forecast the number, timing or size of future strategic investments or acquisitions, or the effect that any such investments or acquisitions might have on our operations or financial results.

We are exposed to credit risk, fluctuations in the market values of our portfolio investments and in interest rates.

We account for our investment instruments in accordance with Statement of Financial Accounting Standards No. 115, or SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. All of the cash equivalents and marketable securities are treated as "available-for-sale" under SFAS No. 115. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded debt or equity investments is judged to be other-than-temporary. We may suffer losses in principal if we are forced to sell securities that decline in securities market value due to changes in interest rates. Future declines in the market values of our cash, cash equivalents and marketable securities could have a material adverse effect on our financial condition and operating results. However, because any debt securities we hold are classified as "available-for-sale," no gains or losses are realized in our Consolidated Statements of Operations due to changes in interest rates unless such securities are sold prior to maturity or unless declines in value are determined to be other-than-temporary.

At January 25, 2009 and January 27, 2008, we had $1.26 billion and $1.81 billion, respectively, in cash, cash equivalents and marketable securities. Given the global nature of our business, we have invested both domestically and internationally. All of our investments are denominated in United States dollars. We invest in a variety of financial instruments, consisting principally of cash and cash equivalents, asset-backed securities, commercial paper, mortgage-backed securities issued by Government-sponsored enterprises, equity securities, money market funds and debt securities of corporations, municipalities and the United States government and its agencies. As of January 25, 2009, we did not have any investments in auction-rate preferred securities. As of January 25, 2009, our investments in government agencies and government sponsored enterprises represented approximately 71% of our total investment portfolio, while the financial sector accounted for approximately 17% of our total investment portfolio.

The current volatility in the financial markets and overall economic uncertainty increases the risk that the actual amounts realized in the future on our financial instruments could differ significantly from the fair values currently assigned to them. Other income and expense could also vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments; impairment charges related to debt securities as well as equity and other investments; interest rates; and cash, cash equivalent and marketable securities balances. For instance, we recorded other than temporary impairment charges of $9.9 million during fiscal year 2009. These charges include $5.6 million related to what we believe is an other than temporary impairment of our investment in the money market funds held by the Reserve International Liquidity Fund, Ltd., or International Reserve Fund; $2.5 million related to a decline in the value of publicly traded equity securities and $1.8 million related to debt securities held by us that were issued by companies that have filed for bankruptcy as of January 25, 2009. Please refer to Note 17 of these Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further details. Subsequent to year-end, on January 30, 2009, we received $84.4 million from the International Reserve Fund. This was our portion of a payout of approximately 65% of the total assets of the Fund. Each shareholder's percentage of this distribution was determined by dividing the shareholder's total unfunded redeemed shares by the aggregate unfunded redeemed shares of the Fund, which was then used to calculate the shareholder's pro rata portion of this distribution. We expect to receive the proceeds of our remaining investment in the International Reserve Fund, excluding the $5.6 million that we have recorded as an other than temporary impairment, by no later than October 2009, when all of the underlying securities held by the International Reserve Fund are scheduled to have matured. However, redemptions from the International Reserve Fund are currently subject to pending litigation, which could cause further delay in receipt of our funds. In addition, we may determine that further impairment of our investment in the International Reserve Fund may be necessary.

Risks Related to Our Partners and Customers

We depend on foundries to manufacture our products and these third parties may not be able to satisfy our manufacturing requirements, which would harm our business.

We do not manufacture the silicon wafers used for our products and do not own or operate a wafer fabrication facility. Instead, we are dependent on industry-leading foundries, such as Taiwan Semiconductor Manufacturing Corporation, or TSMC, to manufacture our semiconductor wafers using their state-of-the-art fabrication equipment and techniques. The foundries, which have limited capacity, also manufacture products for other semiconductor companies, including some of our competitors. Since we do not have long-term commitment contracts with any of these foundries, they do not have an obligation to provide us with any minimum quantity of product at any time or at any set price, except as may be provided in a specific purchase order. Most of our products are only manufactured by one foundry at a time. In times of high demand, the foundries could choose to prioritize their capacity for other companies, reduce or eliminate deliveries to us, or increase the prices that they charge us. If we are unable to meet customer demand due to reduced or eliminated deliveries or have to increase the prices of our products, we could lose sales to customers, which would negatively impact our revenue and our reputation.

Because the lead-time needed to establish a strategic relationship with a new manufacturing partner could be several quarters, we do not have an alternative source of supply for our products. In addition, the time and effort to qualify a new foundry could result in additional expense, diversion of resources, or lost sales, any of which would negatively impact our financial results. We believe that long-term market acceptance for our products will depend on reliable relationships with the third-party manufacturers we use to ensure adequate product supply and competitive pricing to respond to customer demand.

Failure to achieve expected manufacturing yields for our products could negatively impact our financial results and damage our reputation.

Manufacturing yields for our products are a function of product design, which is developed largely by us, and process technology, which typically is proprietary to the manufacturer. Low yields may result from either product design or process technology failure. We do not know a yield problem exists until our design is manufactured. When a yield issue is identified, the product is analyzed and tested to determine the cause. As a result, yield problems may not be identified until well into the production process. Resolution of yield problems requires cooperation by, and communication between, us and the manufacturer. Because of our potentially limited access to wafer foundry capacity, decreases in manufacturing yields could result in an increase in our costs and force us to allocate our available product supply among our customers. Lower than expected yields could potentially harm customer relationships, our reputation and our financial results.

We are dependent on third parties for assembly, testing and packaging of our products, which reduces our control over the delivery schedule, product quantity or product quality.

Our products are assembled, tested and packaged by independent subcontractors, such as Advanced Semiconductor Engineering, Inc., Amkor Technology, JSI Logistics, Ltd., King Yuan Electronics Co., Siliconware Precision Industries Co. Ltd., and ChipPAC. As a result, we do not directly control our product delivery schedules, product quantity, or product quality. All of these subcontractors assemble, test and package products for other companies, including some of our competitors. Since we do not have long-term agreements with our subcontractors, when demand for subcontractors to assemble, test or package products is high, our subcontractors may decide to prioritize the orders of other customers over our orders. Since the time required to qualify a different subcontractor to assemble, test or package our products can be lengthy, if we have to find a replacement subcontractor we could experience significant delays in shipments of our products, product shortages, a decrease in the quality of our products, or an increase in product cost. Any product shortages or quality assurance problems could increase the costs of manufacture, assembly or testing of our products, which could cause our gross margin and revenue to decline.

Failure to transition to new manufacturing process technologies could adversely affect our operating results and gross margin.

We use the most advanced manufacturing process technology appropriate for our products that is available from our third-party foundries. As a result, we continuously evaluate the benefits of migrating our products to smaller geometry process technologies in order to improve performance and reduce costs. We believe this strategy will help us remain competitive. Our current product families are manufactured using 0.15 micron, 0.14 micron, 0.13 micron, 0.11 micron, 90 nanometer, 65 nanometer and 55 nanometer process technologies. Manufacturing process technologies are subject to rapid change and require significant expenditures for research and development, which could negatively impact our operating expenses and gross margin.

We have experienced difficulty in migrating to new manufacturing processes in the past and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. We may face similar difficulties, delays and expenses as we continue to transition our new products to smaller geometry processes. Moreover, we are dependent on our third-party manufacturers to invest sufficient funds in new manufacturing techniques in order to have ample capacity for all of their customers and to develop the techniques in a timely manner. Our product cycles may also depend on our third-party manufacturers migrating to smaller geometry processes successfully and in time for us to meet our customer demands. Some of our competitors own their manufacturing facilities and may be able to move to a new state of the art manufacturing process more quickly or more successfully than our manufacturing partners. For example, Intel has released a 45 nanometer chip for desktop computers which it is manufacturing in its foundries. In addition, in October 2008, AMD and the Advanced Technology Investment Company, a technology investment company backed by the government of Abu Dhabi, announced the establishment of a U.S. headquartered semiconductor manufacturing company that will manufacture AMD's advance processors. If our suppliers fall behind our competitors in manufacturing processes, the development and customer demand for our products and the use of our products could be negatively impacted. If we are forced to use larger geometric processes in manufacturing a product than our competition, our gross margin may be reduced. The inability by us or our third-party manufacturers to effectively and efficiently transition to new manufacturing process technologies may adversely affect our operating results and our gross margin.

We rely on third-party vendors to supply software development tools to us for the development of our new products and we may be unable to obtain the tools necessary to develop or enhance new or existing products.

We rely on third-party software development tools to assist us in the design, simulation and verification of new products or product enhancements. To bring new products or product enhancements to market in a timely manner, or at all, we need software development tools that are sophisticated enough or technologically advanced enough to complete our design, simulations and verifications. In the past, we have experienced delays in the introduction of products as a result of the inability of then available software development tools to fully simulate the complex features and functionalities of our products. In the future, the design requirements necessary to meet consumer demands for more features and greater functionality from our products may exceed the capabilities of available software development tools. Unavailability of software development tools may result in our missing design cycles or losing design wins, either of which could result in a loss of market share or negatively impact our operating results.

Because of the importance of software development tools to the development and enhancement of our products, a critical component of our product development efforts is our partnerships with leaders in the computer-aided design industry, including Cadence Design Systems, Inc. and Synopsys, Inc. We have invested significant resources to develop relationships with these industry leaders and have often assisted them in the definition of their new products. We believe that forming these relationships and utilizing next-generation development tools to design, simulate and verify our products will help us remain at the forefront of the 3D graphics, communications and networking segments and develop products that utilize leading-edge technology on a rapid basis. If these relationships are not successful, we may be unable to develop new products or product enhancements in a timely manner, which could result in a loss of market share, a decrease in revenue or negatively impact our operating results.

We sell our products to a small number of customers and our business could suffer if we lose any of these customers.

We have a limited number of customers and our sales are highly concentrated. For fiscal years 2009, 2008 and 2007, aggregate sales to customers in excess of 10% of our total revenue accounted for approximately 11% of total revenue from one customer and approximately 10% and 12% of our total revenue from another customer, respectively. Although a small number of our other customers represent the majority of our revenue, their end customers include a large number of original equipment manufacturers, or OEMs, and system integrators throughout the world who, in many cases, specify the graphics supplier. Our sales process involves achieving key design wins with leading PC, OEMs and major system builders and supporting the product design into high volume production with key contract equipment manufacturers, or CEMs, original design manufacturers, or ODMs, add-in board and motherboard manufacturers. These design wins in turn influence the retail and system builder channel that is serviced by CEMs, ODMs, add-in board and motherboard manufacturers. Our distribution strategy is to work with a small number of leading independent CEMs, ODMs, add-in board and motherboard manufacturers, and distributors, each of which has relationships with a broad range of system builders and leading PC OEMs. If we were to lose sales to our PC OEMs, CEMs, ODMs, add-in board manufacturers and motherboard manufacturers and were unable to replace the lost sales with sales to different customers, if they were to significantly reduce the number of products they order from us, or if we were unable to collect accounts receivable from them, our revenue may not reach or exceed the expected level in any period, which could harm our financial condition and our results of operations.

Any difficulties in collecting accounts receivable, including from foreign customers, could harm our operating results and financial condition.

Our accounts receivable are highly concentrated and make us vulnerable to adverse changes in our customers' businesses, and to downturns in the industry and the worldwide economy. Accounts receivable from significant customers, those representing 10% or more of total accounts receivable aggregated approximately 38% of our accounts receivable balance from three customers at January 25, 2009 and approximately 12% of our accounts receivable balance from one customer at January 27, 2008.

Difficulties in collecting accounts receivable could materially and adversely affect our financial condition and results of operations. These difficulties are heightened during periods when economic conditions worsen. We continue to work directly with more foreign customers and it may be difficult to collect accounts receivable from them. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. If the financial condition of our customers were to deteriorate, resulting in an impairment in their ability to make payments, additional allowances may be required, we may be required to defer revenue recognition on sales to affected customers, and we may be required to pay higher credit insurance premiums, any of which could adversely affect our operating results. In the future, we may have to record additional reserves or write-offs and/or defer revenue on certain sales transactions which could negatively impact our financial results.

Risks Related to Regulatory, Legal, Our Common Stock and Other Matters

We are subject to litigation arising from alleged defects in our previous generation MCP and GPU products, which if determined adversely to us, could harm our business.

During the second fiscal quarter of 2009, we recorded a $196.0 million charge against cost of revenue to cover anticipated customer warranty, repair, return, replacement and other associated costs arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook systems. The previous generation MCP and GPU products that are impacted were included in a number of notebook products that were shipped and sold in significant quantities. Certain notebook configurations of these MCP and GPU products are failing in the field at higher than normal rates. While we have not been able to determine a root cause for these failures, testing suggests a weak material set of die/package combination, system thermal management designs, and customer use patterns are contributing factors. We continue to engage in discussions with our supply chain regarding reimbursement to us for some or all of the costs we have incurred and may incur in the future relating to the weak material set. We also continue to seek to access our insurance coverage, which provided us with $8 million in related reimbursement during fiscal year 2009. However, there can be no assurance that we will recover any additional reimbursement. We continue to not see any abnormal failure rates in any systems using NVIDIA products other than certain notebook configurations. However, we are continuing to test and otherwise investigate other products. There can be no assurance that we will not discover defects in other MCP or GPU products.

In September, October and November 2008, several putative class action lawsuits were filed against us, asserting various claims related to the impacted MCP and GPU products. Such lawsuits could result in the diversion of management's time and attention away from business operations, which could harm our business. In addition, the costs of defense and any damages resulting from this litigation, a ruling against us, or a settlement of the litigation could adversely affect our cash flow and financial results.

The ongoing civil actions or any new actions relating to the market for GPUs could adversely affect our business.

In November 2006, we received a subpoena from the San Francisco Office of the Antitrust Division of the United States Department of Justice, or DOJ, in connection with the DOJ's investigation into potential antitrust violations related to GPUs and cards. In October 2008, the DOJ formally notified us that the DOJ investigation had been closed. No specific allegations were made against NVIDIA during the investigation.

Several putative civil complaints were filed against us by direct and indirect purchasers of GPUs, asserting federal antitrust claims based on alleged price fixing, market allocation, and other alleged anti-competitive agreements between us and ATI Technologies, ULC., or ATI, and Advanced Micro Devices, Inc., or AMD, as a result of its acquisition of ATI. The indirect purchasers' consolidated amended complaint also asserts a variety of state law antitrust, unfair competition and consumer protection claims on the same allegations, as well as a common law claim for unjust enrichment.

In September 2008, we executed a settlement agreement, or the Agreement, in connection with the claims of the certified class of direct purchaser plaintiffs. The Agreement is subject to court approval and, if approved, would dispose of all claims and appeals raised by the certified class in the complaints against NVIDIA. In addition, in September 2008, we reached a settlement agreement with the remaining individual indirect purchaser plaintiffs that provides for a dismissal of all claims and appeals related to the complaints raised by the individual indirect purchaser plaintiffs. This settlement is not subject to the approval of the court. While we expect the courts to approve the settlement agreement with the direct purchasers, there can be no assurance that it will approved. If the settlement agreement is not approved we may be required to pay damages or penalties or have other remedies imposed on us that could harm our business. In addition, additional parties may bring claims against us relating to the potential antitrust violations related to GPUs and cards. If additional claims are brought against us, such lawsuits could result in the diversion of management's time and attention away from business operations, which could harm our business. In addition, the costs of defense and any damages resulting from this litigation, a ruling against us, or a settlement of the litigation could adversely affect our cash flow and financial results.

The matters relating to the Board of Director's review of our historical stock option granting practices and the restatement of our consolidated financial statements have resulted in litigation, which could harm our financial results.

In August 2006, we announced that the Audit Committee of our Board, with the assistance of outside legal counsel, was conducting a review of our stock option practices covering the time from our initial public offering in 1999, our fiscal year 2000, through June 2006. The Audit Committee reached the conclusion that incorrect measurement dates were used for financial accounting purposes for stock option grants in certain prior periods. As a result, we recorded additional non-cash stock-based compensation expense, and related tax effects, related to stock option grants. Ten derivative complaints were filed in state and federal court pertaining to allegations relating to stock option grants. In September 2008, we entered into Memoranda of Understanding regarding the settlement of the stockholder derivative lawsuits. In November 2008, the definitive settlement agreements were concurrently filed in the Chancery Court of Delaware and the United States District Court Northern District of California and are subject to approval by both such courts. The settlement agreements do not contain any admission of wrongdoing or fault on the part of NVIDIA, our board of directors or executive officers. While we expect the courts to approve the settlement agreements, there can be no assurance that they will approved. If the settlement agreements are not approved we may be required to pay damages or penalties or have other remedies imposed on us that could harm our business.

We are a party to other litigation, including patent litigation, which, if determined adversely to us, could adversely affect our cash flow and financial results.

We are a party to other litigation as both a defendant and as a plaintiff. For example, we are engaged in litigation with Intel Corporation, Rambus Corporation and with various parties related to our acquisition of 3dfx in 2001. Please refer to Note 12 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further detail on these lawsuits. There can be no assurance that any litigation to which we are a party will be resolved in our favor. Any claim that is successfully decided against us may cause us to pay substantial damages, including punitive damages, and other related fees. Regardless of whether lawsuits are resolved in our favor or if we are the plaintiff or the defendant in the litigation, any lawsuits to which we are a party will likely be expensive and time consuming to defend or resolve. Such lawsuits could also harm our relationships with existing customers and result in the diversion of management's time and attention away from business operations, which could harm our business. Costs of defense and any damages resulting from litigation, a ruling against us, or a settlement of the litigation could adversely affect our cash flow and financial results.

Litigation to defend against alleged infringement of intellectual property rights or to enforce our intellectual property rights and the outcome of such litigation could result in substantial costs to us.

We expect that as the number of issued hardware and software patents increases and as competition intensifies, the volume of intellectual property infringement claims and lawsuits may increase. We may in the future become involved in lawsuits or other legal proceedings alleging patent infringement or other intellectual property rights violations by us or by our customers that we have agreed to indemnify them for certain claims of infringement.

An unfavorable ruling in any such intellectual property related litigation could include significant damages, invalidation of a patent or family of patents, indemnification of customers, payment of lost profits, or, when it has been sought, injunctive relief.

In addition, in the future, we may need to commence litigation or other legal proceedings in order to:

- assert claims of infringement of our intellectual property;
- enforce our patents;
- protect our trade secrets or know-how; or
- determine the enforceability, scope and validity of the propriety rights of others.

If we have to initiate litigation in order to protect our intellectual property, our operating expenses may increase which could negatively impact our operating results. Our failure to effectively protect our intellectual property could harm our business.

If infringement claims are made against us or our products are found to infringe a third parties' patent or intellectual property, we or one of our indemnified customers may have to seek a license to the third parties' patent or other intellectual property rights. However, we may not be able to obtain licenses at all or on terms acceptable to us particularly from our competitors. If we or one of our indemnified customers is unable to obtain a license from a third party for technology that we use or that is used in one of our products, we could be subject to substantial liabilities or have to suspend or discontinue the manufacture and sale of one or more of our products. We may also have to make royalty or other payments, or cross license our technology. If these arrangements are not concluded on commercially reasonable terms, our business could be negatively impacted. Furthermore, the indemnification of a customer may increase our operating expenses which could negatively impact our operating results.

Our ability to compete will be harmed if we are unable to adequately protect our intellectual property.

We rely primarily on a combination of patents, trademarks, trade secrets, employee and third-party nondisclosure agreements, and licensing arrangements to protect our intellectual property in the United States and internationally. We have numerous patents issued, allowed and pending in the United States and in foreign jurisdictions. Our patents and pending patent applications primarily relate to our products and the technology used in connection with our products. We also rely on international treaties, organizations and foreign laws to protect our intellectual property. The laws of certain foreign countries in which our products are or may be manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as the laws of the United States. This makes the possibility of piracy of our technology and products more likely. We continuously assess whether and where to seek formal protection for particular innovations and technologies based on such factors as:

- the commercial significance of our operations and our competitors' operations in particular countries and regions;
- the location in which our products are manufactured;
- our strategic technology or product directions in different countries; and
- the degree to which intellectual property laws exist and are meaningfully enforced in different jurisdictions.

Our pending patent applications and any future applications may not be approved. In addition, any issued patents may not provide us with competitive advantages or may be challenged by third parties. The enforcement of patents by others may harm our ability to conduct our business. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business.

Government investigations and inquiries from regulatory agencies could lead to enforcement actions, fines or other penalties and could result in litigation against us.

In the past, we have been subject to government investigations and inquiries from regulatory agencies such as the DOJ and the SEC. We may be subject to government investigations and receive additional inquiries from regulatory agencies in the future, which may lead to enforcement actions, fines or other penalties.

In addition, litigation has often been brought against a company in connection with the announcement of a government investigation or inquiry from a regulatory agency. For example, following the announcement of the DOJ investigation, several putative civil complaints were filed against us. In addition, following our Audit Committee's investigation and the SEC's investigation concerning our historical stock option granting practices, ten derivative complaints were filed in state and federal court pertaining to allegations relating to stock option grants. Please refer to Note 12 of the Notes to Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding these lawsuits. Such lawsuits could result in the diversion of management's time and attention away from business operations, which could harm our business. In addition, the costs of defense and any damages resulting from litigation, a ruling against us, or a settlement of the litigation could adversely affect our cash flow and financial results.

We are subject to the risks of owning real property.

In fiscal year 2009, we used approximately $183.8 million of our cash to purchase real property in Santa Clara, California that includes approximately 25 acres of land and ten commercial buildings. We also own real property in China and India. We have limited experience in the ownership and management of real property and are subject to the risks of owning real property, including:

- the possibility of environmental contamination and the costs associated with fixing any environmental problems;
- adverse changes in the value of these properties, due to interest rate changes, changes in the neighborhood in which the property is located, or other factors;
- the risk of loss if we decide to sell and are not able to recover all capitalized costs;
- increased cash commitments for the possible construction of a campus;
- the possible need for structural improvements in order to comply with zoning, seismic and other legal or regulatory requirements;
- increased operating expenses for the buildings or the property or both;
- possible disputes with third parties, such as neighboring owners or others, related to the buildings or the property or both; and
- the risk of financial loss in excess of amounts covered by insurance, or uninsured risks, such as the loss caused by damage to the buildings as a result of earthquakes, floods and or other natural disasters.

Expensing employee equity compensation adversely affects our operating results and could also adversely affect our competitive position.

Since inception, we have used equity through our stock option plans and our employee stock purchase program as a fundamental component of our compensation packages. We believe that these programs directly motivate our employees and, through the use of vesting, encourage our employees to remain with us.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R), *Share-based Payment,* which requires the measurement and recognition of compensation expense for all stock-based compensation payments. SFAS No. 123(R) requires that we record compensation expense for stock options and our employee stock purchase plan using the fair value of those awards. Stock-based compensation expense resulting from our compliance with SFAS No. 123(R), was $162.7 million, $133.4 million and $116.7 million for fiscal years 2009, 2008 and 2007, respectively, which negatively impacted our operating results. Additionally, on February 11, 2009, we announced that our Board of Directors approved a cash tender offer for certain employee stock options. The tender offer commenced on February 11, 2009 and expired at 12:00 midnight (Pacific Time) on March 11, 2009. As of January 25, 2009, there were approximately 33.1 million options eligible to participate in the tender offer. If all these options were tendered and accepted in the offer, the aggregate cash purchase price for these options would be approximately $92.0 million. As a result of the tender offer, we may incur a non-recurring charge of up to approximately $150.0 million if all of the unvested eligible options are tendered. This charge would be reflected in our financial results for the first fiscal quarter of fiscal year 2010 and represents stock-based compensation expense, consisting of the remaining unamortized stock-based compensation expense associated with the unvested portion of the eligible options tendered in the offer, stock-based compensation expense resulting from amounts paid in excess of the fair value of the underlying options, if any, plus associated payroll taxes and professional fees. We are currently tallying information on the number of options tendered under the offer to determine the actual aggregate cash to be paid in exchange for the cancellation of the eligible options and the non-recurring charge to be incurred pertaining to the unvested eligible options that have been tendered. We believe that SFAS No. 123(R) will continue to negatively impact our operating results.

To the extent that SFAS No. 123(R) makes it more expensive to grant stock options or to continue to have an employee stock purchase program, we may decide to incur increased cash compensation costs. In addition, actions that we may take to reduce stock-based compensation expense that may be more severe than any actions our competitors may implement and may make it difficult to attract retain and motivate employees, which could adversely affect our competitive position as well as our business and operating results.

We may be required to record a charge to earnings if our goodwill or amortizable intangible assets become impaired, which could negatively impact our operating results.

Under accounting principles generally accepted in the United States, we review our amortizable intangible assets and goodwill for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at least annually. The carrying value of our goodwill or amortizable assets may not be recoverable due to factors such as a decline in stock price and market capitalization, reduced estimates of future cash flows and slower growth rates in our industry or in any of our business units. For example, during the twelve months ended January 25, 2009, our market capitalization declined from approximately $14 billion to approximately $4 billion. Estimates of future cash flows are based on an updated long-term financial outlook of our operations. However, actual performance in the near-term or long-term could be materially different from these forecasts, which could impact future estimates. For example, if one of our business units does not meet its near-term and longer-term forecasts, the goodwill assigned to the business unit could be impaired. We may be required to record a charge to earnings in our financial statements during a period in which an impairment of our goodwill or amortizable intangible assets is determined to exist, which may negatively impact our results of operations.

Our stock price continues to be volatile and investors may suffer losses.

Our stock has at times experienced substantial price volatility as a result of variations between our actual and anticipated financial results, announcements by us and our competitors, or uncertainty about current global economic conditions. The stock market as a whole also has experienced extreme price and volume fluctuations that have affected the market price of many technology companies in ways that may have been unrelated to these companies' operating performance.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. For example, following our announcement in July 2008 that we would take a charge against cost of revenue to cover anticipated costs and expenses arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products and that we were revising financial guidance for our second fiscal quarter of 2009, the trading price of our common stock declined. In September, October and November 2008, several putative class action lawsuits were filed against us relating to this announcement. Please refer to Note 12 of the Notes to Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding these lawsuits. Due to changes in the potential volatility of our stock price, we may be the target of securities litigation in the future. Such lawsuits could result in the diversion of management's time and attention away from business operations, which could harm our business. In addition, the costs of defense and any damages resulting from litigation, a ruling against us, or a settlement of the litigation could adversely affect our cash flow and financial results.

Our operating results may be adversely affected if we are subject to unexpected tax liabilities.

We are subject to taxation by a number of taxing authorities both in the United States and throughout the world. Tax rates vary among the jurisdictions in which we operate. Significant judgment is required in determining our provision for our income taxes as there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, any of the below could cause our effective tax rate to be materially different than that which is reflected in historical income tax provisions and accruals:

- the jurisdictions in which profits are determined to be earned and taxed;
- adjustments to estimated taxes upon finalization of various tax returns;
- changes in available tax credits;
- changes in share-based compensation expense;
- changes in tax laws, the interpretation of tax laws either in the United States or abroad or the issuance of new interpretative accounting guidance related to uncertain transactions and calculations where the tax treatment was previously uncertain; and
- the resolution of issues arising from tax audits with various tax authorities.

Should additional taxes be assessed as a result of any of the above, our operating results could be adversely affected. In addition, our future effective tax rate could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in tax laws or changes in the interpretation of tax laws.

Our failure to comply with any applicable environmental regulations could result in a range of consequences, including fines, suspension of production, excess inventory, sales limitations, and criminal and civil liabilities.

We are subject to various state, federal and international laws and regulations governing the environment, including restricting the presence of certain substances in electronic products and making producers of those products financially responsible for the collection, treatment, recycling and disposal of those products. For example, we are subject to the European Union Directive on Restriction of Hazardous Substances Directive, or RoHS Directive, that restricts the use of a number of substances, including lead, and other hazardous substances in electrical and electronic equipment in the market in the European Union. We could face significant costs and liabilities in connection with the European Union Directive on Waste Electrical and Electronic Equipment, or WEEE. The WEEE directs members of the European Union to enact laws, regulations, and administrative provisions to ensure that producers of electric and electronic equipment are financially responsible for the collection, recycling, treatment and environmentally responsible disposal of certain products sold into the market after August 15, 2005.

It is possible that unanticipated supply shortages, delays or excess non-compliant inventory may occur as a result of the RoHS Directive, WEEE, and other domestic or international environmental regulations. Failure to comply with any applicable environmental regulations could result in a range of consequences including costs, fines, suspension of production, excess inventory, sales limitations, criminal and civil liabilities and could impact our ability to conduct business in the countries or states that have adopted these types of regulations.

While we believe that we have adequate internal control over financial reporting, if we or our independent registered public accounting firm determines that we do not, our reputation may be adversely affected and our stock price may decline.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to audit, the effectiveness of our internal control structure and procedures for financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. However, the manner in which companies and their independent public accounting firms apply these requirements and test companies' internal controls remains subject to some judgment. To date, we have incurred, and we expect to continue to incur, increased expense and to devote additional management resources to Section 404 compliance. Despite our efforts, if we identify a material weakness in our internal controls, there can be no assurance that we will be able to remediate that material weakness in a timely manner, or that we will be able to maintain all of the controls necessary to determine that our internal control over financial reporting is effective. In the event that our chief executive officer, chief financial officer or our independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions of us may be adversely affected and could cause a decline in the market price of our stock.

Changes in financial accounting standards or interpretations of existing standards could affect our reported results of operations.

We prepare our consolidated financial statements in conformity with generally accepted accounting principles in the United States. These principles are constantly subject to review and interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles. A change in these principles can have a significant effect on our reported results and may even retroactively affect previously reported transactions.

Provisions in our certificate of incorporation, our bylaws and our agreement with Microsoft could delay or prevent a change in control.

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire a majority of our outstanding voting stock. These provisions include the following:

- the ability of our Board to create and issue preferred stock without prior stockholder approval;
- the prohibition of stockholder action by written consent;
- a classified Board; and
- advance notice requirements for director nominations and stockholder proposals.

On March 5, 2000, we entered into an agreement with Microsoft in which we agreed to develop and sell graphics chips and to license certain technology to Microsoft and its licensees for use in the Xbox. Under the agreement, if an individual or corporation makes an offer to purchase shares equal to or greater than 30% of the outstanding shares of our common stock, Microsoft may have first and last rights of refusal to purchase the stock. The Microsoft provision and the other factors listed above could also delay or prevent a change in control of NVIDIA.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters complex is located in Santa Clara, California. During fiscal year 2009, we purchased property that includes approximately 25 acres of land and ten commercial buildings in Santa Clara, California for approximately $194.8 million of which we occupy four buildings, sublease two buildings, and four are unoccupied. Our original plans for the purchased property included constructing a new campus on the site. We are currently re-evaluating those plans. Additionally, our corporate campus is comprised of seven other leased buildings with four used primarily as office buildings, one used as warehouse space, and the other two used primarily as lab space. We also entered into a lease for data center space in Santa Clara in fiscal year 2009.

Outside of Santa Clara, we lease space in Marina Del Rey, San Jose and San Francisco, California; Austin and Houston, Texas; Beaverton and Portland, Oregon; Bedford, Massachusetts; Bellevue and Bothell, Washington; Madison, Alabama; Durham, North Carolina; Greenville, South Carolina; Salt Lake City, Utah; St. Louis, Missouri; and Fort Collins and Boulder, Colorado. These facilities are used as design centers and/or sales and administrative offices.

Outside of the United States, we lease space in Hsin Chu City, Taiwan; Tokyo, Japan; Seoul, Korea; Beijing and Shanghai, China; Wanchai, and Shatin, New Territories, Hong Kong; Mumbai, India; Paris, France; Moscow, Russia; Berlin and Munich, Germany; Helsinki, Finland; Theale and London, United Kingdom; Melbourne, Australia; Singapore; Uppsala, Sweden; and Zurich, Switzerland. These facilities are used primarily to support our customers and operations and as sales and administrative offices. We also lease spaces in Wurselen, Germany; Shenzhen, China; Neihu, Taiwan; and Bangalore and Pune, India, which are used primarily as design centers. Additionally, we own buildings in Hyderabad, India and Shanghai, China which are being used primarily as research and development centers.

We believe that we currently have sufficient facilities to conduct our operations for the next twelve months, although we expect to lease additional facilities throughout the world as our business requires. For additional information regarding obligations under leases, see Note 12 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K under the subheading "Lease Obligations," which information is hereby incorporated by reference.

ITEM 3. LEGAL PROCEEDINGS

3dfx

On December 15, 2000, NVIDIA and one of our indirect subsidiaries entered into an Asset Purchase Agreement, or APA, to purchase certain graphics chip assets from 3dfx. The transaction closed on April 18, 2001. That acquisition, and 3dfx's October 2002 bankruptcy filing, led to four lawsuits against NVIDIA: two brought by 3dfx's former landlords, one by 3dfx's bankruptcy trustee and the fourth by a committee of 3dfx's equity security holders in the bankruptcy estate.

Landlord Lawsuits

In May 2002, we were served with a California state court complaint filed by the landlord of 3dfx's San Jose, California commercial real estate lease, Carlyle Fortran Trust, or Carlyle. In December 2002, we were served with a California state court complaint filed by the landlord of 3dfx's Austin, Texas commercial real estate lease, CarrAmerica Realty Corporation, or CarrAmerica. The landlords both asserted claims for, among other things, interference with contract, successor liability and fraudulent transfer. The landlords sought to recover damages in the aggregate amount of approximately $15 million, representing amounts then owed on the 3dfx leases. The cases were later removed to the United States Bankruptcy Court for the Northern District of California when 3dfx filed its bankruptcy petition and consolidated for pretrial purposes with an action brought by the bankruptcy trustee.

In 2005, the U.S. District Court for the Northern District of California withdrew the reference to the Bankruptcy Court for the landlords' actions, and on November 10, 2005, granted our motion to dismiss both landlords' complaints. The landlords filed amended complaints in early February 2006, and NVIDIA again filed motions to dismiss those claims. On September 29, 2006, the District Court dismissed the CarrAmerica action in its entirety and without leave to amend. On December 15, 2006, the District Court also dismissed the Carlyle action in its entirety. Both landlords filed timely notices of appeal from those orders.

On July 17, 2008, the United States Court of Appeals for the Ninth Circuit held oral argument on the landlords' appeals. On November 25, 2008, the Court of Appeals issued its opinion affirming the dismissal of Carlyle's complaint in its entirety. The Court of Appeals also affirmed the dismissal of most of CarrAmerica's complaint, but reversed the District Court's dismissal of CarrAmerica's claims for interference with contractual relations and fraud. On December 8, 2008, Carlyle filed a Request for Rehearing *En Banc*, which CarrAmerica joined. That same day, Carlyle also filed a Motion for Clarification of the Court's Opinion. On January 22, 2009, the Court of Appeals denied the Request for Rehearing *En Banc*, but clarified its opinion affirming dismissal of the claims by stating that CarrAmerica had standing to pursue claims for interference with contractual relations, fraud, conspiracy and tort of another, and remanding Carlyle's case with instructions that the District Court evaluate whether the Trustee had abandoned any claims, which Carlyle might have standing to pursue.

The District Court held a status conference in the CarrAmerica and Carlyle cases on March 9, 2009. That same day, 3dfx's bankruptcy Trustee filed in the bankruptcy court a Notice of Trustee's Intention to Compromise Controversy with Carlyle Fortran Trust. According to that Notice, the Trustee would abandon any claims it has against us for intentional interference with contract, negligent interference with prospective economic advantage, aiding and abetting breach of fiduciary duty, declaratory relief, unfair business practices and tort of another, in exchange for which Carlyle will withdraw irrevocably its Proof of Claim against the 3dfx bankruptcy estate and waive any further right of distribution from the estate. In light of the Trustee's notice, the District Court ordered the parties to seek a hearing on the Notice on or before April 24, 2009, ordered Carlyle and CarrAmerica to file amended complaints by May 10, 2009, and set a further Case Management Conference for May 18, 2009. We continue to believe that there is no merit to Carlyle or CarrAmerica's remaining claims.

Trustee Lawsuit

In March 2003, the Trustee appointed by the Bankruptcy Court to represent 3dfx's bankruptcy estate served his complaint on NVIDIA. The Trustee's complaint asserts claims for, among other things, successor liability and fraudulent transfer and seeks additional payments from us. The Trustee's fraudulent transfer theory alleged that NVIDIA had failed to pay reasonably equivalent value for 3dfx's assets, and sought recovery of the difference between the $70 million paid and the alleged fair value, which the Trustee estimated to exceed $50 million. The Trustee's successor liability theory alleged NVIDIA was effectively 3dfx's legal successor and was therefore responsible for all of 3dfx's unpaid liabilities. This action was consolidated for pretrial purposes with the landlord cases, as noted above.

On October 13, 2005, the Bankruptcy Court heard the Trustee's motion for summary adjudication, and on December 23, 2005, denied that motion in all material respects and held that NVIDIA may not dispute that the value of the 3dfx transaction was less than $108 million. The Bankruptcy Court denied the Trustee's request to find that the value of the 3dfx assets conveyed to NVIDIA was at least $108 million.

In early November 2005, after several months of mediation, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, agreed to a Plan of Liquidation of 3dfx, which included a conditional settlement of the Trustee's claims against us. This conditional settlement was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court. The conditional settlement called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx. The Trustee advised that he intended to object to the settlement. The conditional settlement never progressed substantially through the confirmation process.

On December 21, 2006, the Bankruptcy Court scheduled a trial for one portion of the Trustee's case against NVIDIA. On January 2, 2007, NVIDIA terminated the settlement agreement on grounds that the Bankruptcy Court had failed to proceed toward confirmation of the Creditors' Committee's plan. A non-jury trial began on March 21, 2007 on valuation issues in the Trustee's constructive fraudulent transfer claims against NVIDIA. Specifically, the Bankruptcy Court tried four questions: (1) what did 3dfx transfer to NVIDIA in the APA?; (2) of what was transferred, what qualifies as "property" subject to the Bankruptcy Court's avoidance powers under the Uniform Fraudulent Transfer Act and relevant bankruptcy code provisions?; (3) what is the fair market value of the "property" identified in answer to question (2)?; and (4) was the $70 million that NVIDIA paid "reasonably equivalent" to the fair market value of that property? The parties completed post-trial briefing on May 25, 2007.

On April 30, 2008, the Bankruptcy Court issued its Memorandum Decision After Trial, in which it provided a detailed summary of the trial proceedings and the parties' contentions and evidence and concluded that "the creditors of 3dfx were not injured by the Transaction." This decision did not entirely dispose of the Trustee's action, however, as the Trustee's claims for successor liability and intentional fraudulent conveyance were still pending. On June 19, 2008, NVIDIA filed a motion for summary judgment to convert the Memorandum Decision After Trial to a final judgment. That motion was granted in its entirety and judgment was entered in NVIDIA's favor on September 11, 2008. The Trustee filed a Notice of Appeal from that judgment on September 22, 2008, and on September 25, 2008, NVIDIA exercised its election to have the appeal heard by the United States District Court, where the appeal is pending.

While the conditional settlement reached in November 2005 never progressed through the confirmation process, the Trustee's case still remains pending appeal. As such, we have not reversed the accrual of $30.6 million—$5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx—that we recorded during the three months ended October 30, 2005, pending resolution of the appeal of the Trustee's case. We do not believe the resolution of this matter will have a material impact on our results of operations or financial position.

The Equity Committee Lawsuit

On December 8, 2005, the Trustee filed a Form 8-K on behalf of 3dfx, disclosing the terms of the conditional settlement agreement between NVIDIA and the Creditor's Committee. Thereafter, certain 3dfx shareholders filed a petition with the Bankruptcy Court to appoint an official committee to represent the claimed interests of 3dfx shareholders. The court granted that petition and appointed an Equity Securities Holders' Committee, or the Equity Committee. The Equity Committee thereafter sought and obtained an order granting it standing to bring suit against NVIDIA, for the benefit of the bankruptcy estate, to compel NVIDIA to pay the stock consideration then unpaid from the APA, and filed its own competing plan of reorganization/liquidation. The Equity Committee's plan assumes that 3dfx can raise additional equity capital that would be used to retire all of 3dfx's debts, and thus to trigger NVIDIA's obligation to pay six million shares of stock consideration specified in the APA. NVIDIA contends, among other things, that such a commitment is not sufficient and that its obligation to pay the stock consideration had long before been extinguished. On May 1, 2006, the Equity Committee filed its lawsuit for declaratory relief to compel NVIDIA to pay the stock consideration. In addition, the Equity Committee filed a motion seeking Bankruptcy Court approval of investor protections for Harbinger Capital Partners Master Fund I, Ltd., an equity investment fund that conditionally agreed to pay no more than $51.5 million for preferred stock in 3dfx. The hearing on that motion was held on January 18, 2007, and the Bankruptcy Court approved the proposed protections.

After the Bankruptcy Court denied our motion to dismiss on September 6, 2006, the Equity Committee again amended its complaint, and NVIDIA moved to dismiss that amended complaint as well. On December 21,

2006, the Bankruptcy Court granted the motion as to one of the Equity Committee's claims, and denied it as to the others. However, the Bankruptcy Court also ruled that NVIDIA would only be required to answer the first three causes of action by which the Equity Committee seeks determinations that (1) the APA was not terminated before 3dfx filed for bankruptcy protection, (2) the 3dfx bankruptcy estate still holds some rights in the APA, and (3) the APA is capable of being assumed by the bankruptcy estate.

Because of the trial of the Trustee's fraudulent transfer claims against NVIDIA, the Equity Committee's lawsuit did not progress substantially in 2007. On July 31, 2008, the Equity Committee filed a motion for summary judgment on its first three causes of action. On September 15, 2008, NVIDIA filed a cross-motion for summary judgment. On October 24, 2008, the Court held a hearing on the parties' cross-motions for summary judgment. On January 6, 2009, the Bankruptcy Court issued a Memorandum Decision granting NVIDIA's motion and denying the Equity Committee's motion, and entered an Order to that effect on January 30, 2009. On February 27, 2009, the Bankruptcy Court entered judgment in favor of NVIDIA. The Equity Committee has waived its right to appeal by stipulation entered on February 18, 2009, and the judgment is now final.

Proceedings, SEC inquiry and lawsuits related to our historical stock option granting practices

In June 2006, the Audit Committee of the Board of NVIDIA ("Audit Committee"), began a review of our stock option practices based on the results of an internal review voluntarily undertaken by management. The Audit Committee, with the assistance of outside legal counsel, completed its review on November 13, 2006 when the Audit Committee reported its findings to our full Board. The review covered option grants to all employees, directors and consultants for all grant dates during the period from our initial public offering in January 1999 through June 2006. Based on the findings of the Audit Committee and our internal review, we identified a number of occasions on which we used an incorrect measurement date for financial accounting and reporting purposes.

We voluntarily contacted the SEC regarding the Audit Committee's review. In late August 2006, the SEC initiated an inquiry related to our historical stock option grant practices. In October 2006, we met with the SEC and provided it with a review of the status of the Audit Committee's review. In November 2006, we voluntarily provided the SEC with additional documents. We continued to cooperate with the SEC throughout its inquiry. On October 26, 2007, the SEC formally notified us that the SEC's investigation concerning our historical stock option granting practices had been terminated and that no enforcement action was recommended.

Concurrently with our internal review and the SEC's inquiry, since September 29, 2006, ten derivative cases have been filed in state and federal courts asserting claims concerning errors related to our historical stock option granting practices and associated accounting for stock-based compensation expense. These complaints have been filed in various courts, including the California Superior Court, Santa Clara County, the United States District Court for the Northern District of California, and the Court of Chancery of the State of Delaware in and for New Castle County. The California Superior Court cases were subsequently consolidated as were the cases pending in the Northern District of California. All of the cases purport to be brought derivatively on behalf of NVIDIA against members of our Board and several of our current and former officers and directors. Plaintiffs in these actions allege claims for, among other things, breach of fiduciary duty, unjust enrichment, insider selling, abuse of control, gross mismanagement, waste, and constructive fraud. The Northern District of California action also alleges violations of federal provisions, including Sections 10(b) and 14(a) of the Securities Exchange Act of 1934. The plaintiffs seek to recover for NVIDIA, among other things, damages in an unspecified amount, rescission, punitive damages, treble damages for insider selling, and fees and costs. Plaintiffs also seek an accounting, a constructive trust and other equitable relief.

On August 5, 2007, our Board authorized the formation of a Special Litigation Committee to investigate, evaluate, and make a determination as to how NVIDIA should proceed with respect to the claims and allegations asserted in the underlying derivative cases brought on behalf of NVIDIA. The Special Litigation Committee has made substantial progress in completing its work, but has not yet issued a report.

Between June 2007 and September 2008 the parties to the actions engaged in settlement discussions, including four mediation sessions before the Honorable Edward Infante (Ret.). On September 22, 2008, we disclosed that we had entered into Memoranda of Understanding regarding the settlement of all derivative actions concerning our historical stock option granting practices. On November 10, 2008, the definitive settlement agreements were concurrently filed in the Chancery Court of Delaware and the United States District Court for the Northern District of California and are subject to approval by both such courts. The settlement agreements do not contain any admission of wrongdoing or fault on the part of NVIDIA, our board of directors or executive officers. The terms of the settlement agreements include, among other things, the agreement by the board of directors to continue and to implement certain corporate governance changes; acknowledgement of the prior amendment of certain options through re-pricings and limitations of the relevant exercise periods; an agreement by Jen-Hsun Huang, our president and chief executive officer, to amend additional options to increase the aggregate exercise price of such options by $3.5 million or to cancel options with an intrinsic value of $3.5 million; an $8.0 million cash payment by our insurance carrier to NVIDIA; and an agreement to not object to attorneys' fees to be paid by NVIDIA to plaintiffs' counsel of no more than $7.25 million, if approved by the courts. On January 24, 2009, a Notice of Pendency and Settlement of Shareholder Derivative Actions was mailed to shareholders of record and posted on *www.nvidia.com.* On March 11, 2009, a final settlement hearing was held in the Delaware Chancery Court and, on the same date, the Court entered a Final Order and Judgment, which approved the requested attorneys' fees and dismissed the Delaware action with prejudice. The final approval hearing in the Northern District of California is scheduled for March 17, 2009.

Department of Justice Subpoena and Investigation, and Civil Cases

On November 29, 2006, we received a subpoena from the San Francisco Office of the Antitrust Division of the United States Department of Justice, or DOJ, in connection with the DOJ's investigation into potential antitrust violations related to GPUs and cards. On October 10, 2008, the DOJ formally notified us that the DOJ investigation has been closed. No specific allegations were made against NVIDIA during the investigation.

As of January 25, 2009, over 50 civil complaints have been filed against us. The majority of the complaints were filed in the Northern District of California, several were filed in the Central District of California, and other cases were filed in several other Federal district courts. On April 18, 2007, the Judicial Panel on Multidistrict Litigation transferred the actions currently pending outside of the Northern District of California to the Northern District of California for coordination of pretrial proceedings before the Honorable William H. Alsup. By agreement of the parties, Judge Alsup will retain jurisdiction over the consolidated cases through trial or other resolution.

In the consolidated proceedings, two groups of plaintiffs (one putatively representing all direct purchasers of GPUs and the other putatively representing all indirect purchasers) filed consolidated, amended class-action complaints. These complaints purport to assert federal antitrust claims based on alleged price fixing, market allocation, and other alleged anti-competitive agreements between us and ATI Technologies, ULC., or ATI, and Advanced Micro Devices, Inc., or AMD, as a result of its acquisition of ATI. The indirect purchasers' consolidated amended complaint also asserts a variety of state law antitrust, unfair competition and consumer protection claims on the same allegations, as well as a common law claim for unjust enrichment.

Plaintiffs filed their first consolidated complaints on June 14, 2007. On July 16, 2007, we moved to dismiss those complaints. The motions to dismiss were heard by Judge Alsup on September 20, 2007. The court subsequently granted and denied the motions in part, and gave the plaintiffs leave to move to amend the complaints. On November 7, 2007, the court granted plaintiffs' motion to file amended complaints, ordered defendants to answer the complaints, lifted a previously entered stay on discovery, and set a trial date for January 12, 2009. Plaintiffs filed motions for class certification on April 24, 2008. We filed oppositions to the motions on May 20, 2008. On July 18, 2008, the court ruled on Plaintiffs' class certification motions. The court denied class certification for the proposed class of indirect purchasers. The court granted in part class certification for the direct purchasers but limited the direct purchaser class to individual purchasers that acquired graphics processing cards products directly from NVIDIA or ATI from their websites between December 4, 2002 and November 7, 2007.

On September 16, 2008, we executed a settlement agreement, or the Agreement, in connection with the claims of the certified class of direct purchaser plaintiffs approved by the court. Pursuant to the Agreement, NVIDIA has paid $850,000 into a $1.7 million fund to be made available for payments to the certified class. We are not obligated under the Agreement to pay plaintiffs' attorneys' fees, costs, or make any other payments in connection with the settlement other than the payment of $850,000. The Agreement is subject to court approval and, if approved, would dispose of all claims and appeals raised by the certified class in the complaints against NVIDIA. A final settlement approval hearing is scheduled for March 26, 2009. Because the Court certified a class consisting only of a narrow group of direct purchasers, the Agreement does not resolve any claims that other direct purchasers may assert. In addition, on September 9, 2008, we reached a settlement agreement with the remaining individual indirect purchaser plaintiffs pursuant to which NVIDIA paid $112,500 in exchange for a dismissal of all claims and appeals related to the complaints raised by the individual indirect purchaser plaintiffs. This settlement is not subject to the approval of the court. Pursuant to the settlement, the individual indirect purchaser plaintiffs in the complaints have dismissed their claims and withdrawn their appeal of the class certification ruling. Because the Court did not certify a class of indirect purchasers, this settlement agreement resolves only the claims of those indirect purchasers that were named in the various actions.

Rambus Corporation

On July 10, 2008, Rambus Corporation, or Rambus, filed suit against NVIDIA Corporation, asserting patent infringement of 17 patents claimed to be owned by Rambus. Rambus seeks damages, enhanced damages and injunctive relief. The lawsuit was filed in the Northern District of California in San Jose, California. On July 11, 2008, NVIDIA filed suit against Rambus in the Middle District of North Carolina asserting numerous claims, including antitrust and other claims. NVIDIA seeks damages, enhanced damages and injunctive relief. Rambus has since dropped two patents from its lawsuit in the Northern District of California. The two cases have recently been consolidated into a single action in the Northern District of California. A case management conference in the case pending in the Northern District of California is scheduled for March 30, 2009. On November 6, 2008, Rambus filed a complaint alleging a violation of 19 U.S.C. Section 1337 based on a claim of patent infringement against NVIDIA and 14 other respondents with the U.S. International Trade Commission, or ITC. The complaint seeks an exclusion order barring the importation of products that allegedly infringe nine Rambus patents. The ITC has instituted the investigation. NVIDIA intends to pursue its offensive and defensive cases vigorously.

Product Defect Litigation and Securities Cases

In September, October and November 2008, several putative consumer class action lawsuits were filed against us, asserting various claims arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook systems. Most of the lawsuits were filed in Federal Court in the Northern District of California, but three were filed in state court in California, in Federal Court in New York, and in Federal Court in Texas. Those three actions have since been removed or transferred to the United States District Court for the Northern District of California, San Jose Division, where all of the actions now are currently pending. The various lawsuits are titled *Nakash v. NVIDIA Corp.*, *Feinstein v. NVIDIA Corp.*, *Inicom Networks, Inc. v. NVIDIA Corp. and Dell, Inc. and Hewlett Packard*, *Olivos v. NVIDIA Corp., Dell, Inc. and Hewlett Packard*, *Sielicki v. NVIDIA Corp. and Dell, Inc.*, *Cormier v. NVIDIA Corp.*, *National Business Officers Association, Inc. v. NVIDIA Corp.*, and *West v. NVIDIA Corp.* The First Amended Complaint was filed on October 27, 2008, which no longer asserted claims against Dell, Inc. The various complaints assert claims for, among other things, breach of warranty, violations of the Consumer Legal Remedies Act, Business & Professions Code sections 17200 and 17500 and other consumer protection statutes under the laws of various jurisdictions, unjust enrichment, and strict liability.

The District Court has entered orders deeming all of the above cases-related under the relevant local rules. On December 11, 2008, NVIDIA filed a motion to consolidate all of the aforementioned consumer class action cases. The District Court held a case management conference for the above cases on February 23, 2009. On February 26, 2009, the District Court consolidated the cases, as well as two other cases pending against

Hewlett-Packard, under the caption "The NVIDIA GPU Litigation" and ordered the plaintiffs to file lead counsel motions by March 2, 2009. On March 2, 2009, several of the parties filed motions for appointment of lead counsel and briefs addressing certain related issues. A hearing on appointment of lead counsel is scheduled for March 23, 2009. The District Court also ordered that a consolidated amended complaint be filed on or before May 6, 2009.

In September 2008, three putative securities class actions, or the Actions, were filed in the United States District Court for the Northern District of California arising out of our announcements on July 2, 2008, that we would take a charge against cost of revenue to cover anticipated costs and expenses arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products and that we were revising financial guidance for our second quarter of fiscal year 2009. The Actions purport to be brought on behalf of purchasers of NVIDIA stock and assert claims for violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended. On October 30, 2008, the Actions were consolidated under the caption *In re NVIDIA Corporation Securities Litigation*, Civil Action No. 08-CV-04260-JW (HRL). Lead Plaintiffs and Lead Plaintiffs' Counsel were appointed on December 23, 2008. On February 6, 2009, co-Lead Plaintiff filed a Writ of Mandamus with the Ninth Circuit Court of Appeals challenging the designation of co-Lead Plaintiffs' Counsel. On February 19, 2009, co-Lead Plaintiff filed with the District Court, a motion to stay the District Court proceedings pending resolution of the Writ of Mandamus by the Ninth Circuit. On February 24, 2009, Judge Ware granted the stay. The Writ is still pending in the Court of Appeals. We intend to take all appropriate action with respect to the above cases.

Intel Corporation

On February 17, 2009, Intel Corporation filed suit against NVIDIA Corporation, seeking declaratory and injunctive relief relating to a licensing agreement that the parties signed in 2004. The lawsuit was filed in Delaware Chancery Court. Intel seeks an order from the Court declaring that the license does not extend to certain future NVIDIA chipset products, and enjoining NVIDIA from stating that it has licensing rights for these products. The lawsuit seeks no damages from NVIDIA. If Intel successfully obtains such a court order, we could be unable to sell our MCP products for use with Intel processors and our competitive position would be harmed. NVIDIA's response to the Intel complaint is currently due on March 23, 2009. NVIDIA disputes Intel's positions and intends to vigorously defend the case.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our security holders during the fourth quarter of fiscal year 2009.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market under the symbol NVDA. Public trading of our common stock began on January 22, 1999. Prior to that, there was no public market for our common stock. As of March 10, 2009, we had approximately 460 registered stockholders, not including those shares held in street or nominee name. The following table sets forth for the periods indicated the high and low sales price for our common stock as quoted on the NASDAQ Global Select Market:

	High	Low
Fiscal year ending January 31, 2010		
First Quarter (through March 10, 2009)	$ 9.97	$ 7.21
Fiscal year ended January 25, 2009		
Fourth Quarter	$ 9.45	$ 5.75
Third Quarter	$14.12	$ 5.97
Second Quarter	$25.35	$10.70
First Quarter	$27.59	$17.31
Fiscal year ended January 27, 2008		
Fourth Quarter	$38.20	$22.33
Third Quarter (1)	$39.67	$27.00
Second Quarter (1)	$31.89	$21.47
First Quarter (1)	$23.27	$18.69

(1) Reflects a three-for-two stock split effective on September 10, 2007.

Dividend Policy

We have never paid and do not expect to pay cash dividends for the foreseeable future.

Issuer Purchases of Equity Securities

During fiscal year 2005, we announced that our Board of Directors, or Board, had authorized a stock repurchase program to repurchase shares of our common stock, subject to certain specifications, up to an aggregate maximum amount of $300 million. During fiscal year 2007, the Board further approved an increase of $400 million to the original stock repurchase program. In fiscal year 2008, we announced a stock repurchase program under which we may purchase up to an additional $1.0 billion of our common stock over a three year period through May 2010. On August 12, 2008, we announced that our Board further authorized an additional increase of $1.0 billion to the stock repurchase program. As a result of these increases, we have an ongoing authorization from the Board, subject to certain specifications, to repurchase shares of our common stock up to an aggregate maximum amount of $2.7 billion through May 2010.

The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase programs, and may be made in one or more larger repurchases, in compliance with the Securities Exchange Act of 1934, or the Exchange Act, Rule 10b-18, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion. As part of our share repurchase program, we have entered into, and we may continue to enter into, structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement.

During the three months ended January 25, 2009, we did not enter into any structured share repurchase transactions or otherwise purchase any shares of our common stock. During fiscal year 2009, we entered into structured share repurchase transactions to repurchase 29.3 million shares for $423.6 million, which we recorded on the trade date of the transactions. Through fiscal year 2009, we have repurchased an aggregate of 90.9 million shares under our stock repurchase program for a total cost of $1.46 billion. As of January 25, 2009, we are authorized, subject to certain specifications, to repurchase shares of our common stock up to an additional amount of $1.24 billion through May 2010.

Additionally, during fiscal year 2009, we granted approximately 17.9 million stock options under the 2007 Equity Incentive Plan. Please refer to Note 2 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding stock-based compensation and stock options granted under our equity incentive program.

Stock Performance Graphs

The following graph compares the cumulative total stockholder return for our common stock, the S & P 500 Index and the S & P 500 Semiconductors Index for the five years ended January 25, 2009. The graph assumes that $100 was invested on January 25, 2004 in our common stock or on January 31, 2004 in each of the S & P 500 Index and the S & P Semiconductors Index. Total return assumes reinvestment of dividends in each of the indices indicated. We have never paid cash dividends on our common stock. Our results are calculated on fiscal year-end basis and each of the S & P 500 Index and the S & P Semiconductors Index are calculated on month-end basis. Total return is based on historical results and is not intended to indicate future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among NVIDIA Corporation, The S&P 500 Index
And The S&P Semiconductors Index



$350
$300
$250
$200
$150
$100
$50
$0
1/25/04
1/30/05
1/29/06
1/28/07
1/27/08
1/25/09
NVIDIA Corporation
S&P 500
S&P Semiconductors

	1/25/2004	1/30/2005	1/29/2006	1/28/2007	1/27/2008	1/25/2009
NVIDIA Corporation	$100.00	$ 99.09	$200.30	$272.59	$324.17	$100.17
S & P 500	$100.00	$106.23	$117.26	$134.28	$131.17	$ 80.50
S & P Semiconductors	$100.00	$ 75.16	$ 86.90	$ 81.82	$ 76.25	$ 45.17

* $100 invested on January 25, 2004 in stock or index, including reinvestment of dividends. Indexes calculated on month-end basis.

The following graph compares the cumulative total stockholder return for our common stock, the S & P 500 Index and the S & P 500 Semiconductors Index for the period commencing with our initial public offering through the year ended January 25, 2009. The graph assumes that $100 was invested at our initial public offering on January 21, 1999 in our common stock or on December 31, 1998 in each of the S & P 500 Index and the S & P Semiconductors Index. Total return assumes reinvestment of dividends in each of the indices indicated. We have never paid cash dividends on our common stock. Our results are calculated on fiscal year-end basis and each of the S & P 500 Index and the S & P Semiconductors Index are calculated on month-end basis. Total return is based on historical results and is not intended to indicate future performance.

COMPARISON OF 10 YEAR CUMULATIVE TOTAL RETURN*
Among NVIDIA Corporation, The S&P 500 Index
And The S&P Semiconductors Index



$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
1/21/99 1/31/99 1/30/00 1/28/01 1/27/02 1/24/03 1/25/04 1/30/05 1/29/06 1/28/07 1/27/08 1/25/09
NVIDIA Corporation
S&P 500
S&P Semiconductors

	1/21/1999	1/31/1999	1/30/2000	1/28/2001	1/27/2002	1/24/2003	1/25/2004	1/30/2005	1/29/2006	1/28/2007	1/27/2008	1/25/2009
NVIDIA Corporation	$100.00	$158.33	$311.46	$846.88	$2,182.33	$339.00	$769.67	$762.67	$1,541.67	$2,098.00	$2,495.00	$771.00
S&P 500	$100.00	$104.18	$114.96	$113.93	$ 95.53	$ 73.54	$ 98.97	$105.13	$ 116.05	$ 132.89	$ 129.82	$ 79.67
S&P Semiconductors	$100.00	$119.64	$180.33	$145.17	$ 112.96	$ 50.00	$ 99.52	$ 74.79	$ 86.48	$ 81.43	$ 75.88	$ 45.49

* $100 invested on January 21, 1999 in stock or December 31, 1998, in index, including reinvestment of dividends. Indexes calculated on month-end basis.

Form 10-K

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with our financial statements and the notes thereto, and with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statements of operations data for the years ended January 25, 2009, January 27, 2008 and January 28, 2007 and the consolidated balance sheet data as of January 25, 2009 and January 27, 2008 have been derived from and should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K. The consolidated statement of operations data for the years ended January 29, 2006 and January 30, 2005 and the consolidated balance sheet data for the year ended January 28, 2007, January 29, 2006 and January 30, 2005 are derived from audited consolidated financial statements and the notes thereto which are not included in this Annual Report on Form 10-K.

	Year Ended				
	January 25, 2009 (B)	January 27, 2008 (C)	January 28, 2007 (C, D)	January 29, 2006 (E)	January 30, 2005
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenue	$3,424,859	$4,097,860	$3,068,771	$2,375,687	$2,010,033
Income (loss) from operations	$ (70,700)	$ 836,346	$ 453,452	$ 336,664	$ 95,176
Net income (loss)	$ (30,041)	$ 797,645	$ 448,834	$ 301,176	$ 88,615
Basic net income (loss) per share	$ (0.05)	$ 1.45	$ 0.85	$ 0.59	$ 0.18
Diluted net income (loss) per share	$ (0.05)	$ 1.31	$ 0.76	$ 0.55	$ 0.17
Shares used in basic per share computation (A)	548,126	550,108	528,606	509,070	498,186
Shares used in diluted per share computation (A)	548,126	606,732	587,256	548,556	527,436

	January 25, 2009	January 27, 2008	January 28, 2007	January 29, 2006	January 30, 2005
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$1,255,390	$1,809,478	$1,117,850	$ 950,174	$ 670,045
Total assets	$3,350,727	$3,747,671	$2,675,263	$1,954,687	$1,663,551
Capital lease obligations, less current portion	$ 25,634	$ —	$ —	$ —	$ —
Total stockholders' equity	$2,394,652	$2,617,912	$2,006,919	$1,495,992	$1,221,091
Cash dividends declared per common share	$ —	$ —	$ —	$ —	$ —

(A) Reflects a three-for-two stock-split effective September 10, 2007 and a two-for-one stock-split effective April 6, 2006.

(B) Fiscal year 2009 includes $196.0 million for a warranty charge against cost of revenue arising from a weak die/packaging material set; a benefit of $8.0 million received from an insurance provider as reimbursement for some of the claims towards the warranty cost arising from a weak die/packaging material set; $18.9 million for a non-recurring charge resulting from the termination of a development contract related to a new campus construction project we have put on hold and $8.0 million for restructuring charges.

(C) Fiscal years 2008 and 2007 include a charge of $4.0 million and $13.4 million towards in-process research and development expense related to our purchase of Mental Images Inc. and PortalPlayer Inc., respectively, that had not yet reached technological feasibility and have no alternative future use.

(D) Fiscal year 2007 included a charge of $17.5 million associated with a confidential patent licensing arrangement.

(E) Fiscal year 2006 included a charge of $14.2 million related to settlement costs associated with two litigation matters, 3dfx and American Video Graphics, LP, or AVG.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Item 1A. Risk Factors", "Item 6. Selected Financial Data", our Consolidated Financial Statements and related Notes thereto, as well as other cautionary statements and risks described elsewhere in this Annual Report on Form 10-K, before deciding to purchase, hold or sell shares of our common stock.

Overview

Our Company

NVIDIA Corporation is the worldwide leader in visual computing technologies and the inventor of the graphic processing unit, or the GPU, a high-performance processor which generates realistic, interactive graphics on workstations, personal computers, game consoles, and mobile devices. Our products are designed to generate realistic, interactive graphics on consumer and professional computing devices. We serve the entertainment and consumer market with our GeForce graphics products, the professional design and visualization market with our Quadro graphics products, the high-performance computing market with our Tesla computing solutions products, and the handheld computing market with our Tegra computer-on-a-chip products. We have four major product-line operating segments: the GPU business, the professional solutions business, or PSB, the media and communications processor, or MCP, business, and the consumer products business, or CPB.

Our GPU business is comprised primarily of our GeForce products that support desktop and notebook personal computers, or PCs, plus memory products. Our PSB is comprised of our NVIDIA Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products. Our MCP business is comprised of NVIDIA nForce core logic and motherboard GPU, or mGPU products. Our CPB is comprised of our Tegra and GoForce mobile brands and products that support netbooks, personal navigation devices, or PNDs, handheld personal media players, or PMPs, personal digital assistants, or PDAs, cellular phones and other handheld devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices. Original equipment manufacturers, original design manufacturers, add-in-card manufacturers, system builders and consumer electronics companies worldwide utilize our processors as a core component of their entertainment, business and professional solutions.

We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our headquarter facilities are in Santa Clara, California. Our Internet address is *www.nvidia.com.* The contents of our website are not a part of this Form 10-K.

Form 10-K

Recent Developments, Future Objectives and Challenges

GPU Business

Our GPU business is comprised primarily of our GeForce products that support desktop and notebook PCs, plus memory products. During fiscal year 2009, we launched several new GPUs in the GeForce family, including the GeForce 9600 GT, the GeForce 9800 GX2, and the GeForce 9800 GTX. We also launched the GeForce GTX 280 and 260 GPU products, which represent the second generation of our unified architecture and, based on a variety of benchmarks and resolutions, deliver approximately 50 percent more gaming performance than our GeForce 8800 Ultra GPU. We also launched the GeForce GTX 295 and GeForce GTX 285 which were designed based on Compute Unified Device Architecture, or CUDA, technology. The GeForce GTX 295 is among the world's fastest dual GPU solutions featuring the power of two GeForce GTX 200 GPUs on a single card. The GeForce GTX 285 is among the world's most powerful single GPU solution and works efficiently in complex DirectX 10 environments with extreme HD resolutions. We also shipped notebook products from the GeForce 100M Series, which includes the GeForce G105M and the GeForce G110M to meet the performance demands of today's visual computing applications. The GeForce G105M is over 55 percent faster than our previous product in its segment, while the GeForce G110M is 35 percent faster than our previous mainstream GPU.

In fiscal year 2009, we completed our acquisition of Ageia Technologies, Inc., or Ageia, an industry leader in gaming physics technology. We believe that the combination of the GPU and physics engine brands results in an enhanced visual experience for the gaming world. Subsequent to our acquisition of Ageia, we launched the GeForce 9800 GTX+, GeForce 9800 GT, and GeForce 9500 GT GPUs, which provide support for our PhysX physics engine and CUDA parallel processing across a wide range of price segments.

Our share of the standalone desktop GPU category decreased from 64% to 63% in fiscal year 2009, according to the December 2007 and December 2008 PC Graphics Report from Mercury Research, respectively. Our share of the standalone notebook category decreased from 75% to 63%, according to the December 2007 and December 2008 PC Graphics Report from Mercury Research, respectively, due to increased competition in the marketplace. During fiscal year 2009, our revenue from Desktop GPU products declined approximately 29% compared to fiscal year 2008. This decline was driven primarily as a result of a decline of over 20% in the number of units of Desktop GPU products that we sold, while average selling prices of our Desktop GPU products were flat to slightly lower in fiscal year 2009 when compared to fiscal year 2008. We believe that some portion of the decline in our Desktop GPU unit sales reflects a shift in consumer preference towards notebook PCs and away from desktop PCs, and that the overall global economic recessionary climate also contributed to the decline. As such, we noted that unit sales of our Notebook GPU products increased over 10% during fiscal year 2009 when compared to fiscal year 2008. However, the overall global economic recessionary climate contributed to a significant decline in the demand for total graphics during the fourth quarter of fiscal year 2009. If consumer preferences towards notebook PCs, and away from desktop PCs, continue or escalate, we may see further declines in sales of our Desktop GPU products. In addition, if the global economic climate does not recover during fiscal year 2010, or deteriorates further, we may see consumer preferences move towards lower-priced notebook PCs, which may negatively impact sales of our Notebook PC products.

Professional Solutions Business

Our PSB is comprised of our Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products. During fiscal year 2009, we launched several new Quadro solutions, including the Quadro FX 3600M Professional, and the Quadro Plex D Series, a dedicated desk side Visual Computing System, or VCS, system that also can be configured (using two Quadro Plex D systems) for a 3U configuration. We also launched five new Quadro FX notebook GPUs that spanned from ultra-high performance to ultra mobility, as well as the Quadro CX accelerator for Adobe's Creative Suite 4, or Adobe CS4, content creation software.

During fiscal year 2009, we also launched the Tesla C1060 computing processor and the Tesla S1070 computing system. Tesla is a new family of GPU computing products that delivers processing capabilities for high-performance computing applications, and marks our entry into the high-performance computing industry. The Tesla family also consists of the C870 GPU computing processor, the D870 Deskside Supercomputer and the S870 1U Computing Server. We believe we are in an era of GPU computing, where our Compute Unified Device Architecture, or CUDA, parallel processing architecture can accelerate compute-intensive applications by significant multiples over that of a CPU alone. NVIDIA CUDA is a general purpose parallel computing architecture that leverages the parallel compute engine in our graphics processing units to solve many complex computational problems in a fraction of the time required on a CPU. In order to program using the CUDA architecture, developers can, today, use C, one of the most widely used high-level programming languages, which can then be run at great performance on a CUDA enabled processor. We expect other languages to be supported in the future, including FORTRAN and C++. With CUDA, we are able to speed up general purpose compute-intensive applications like we do for 3D graphics processing. Developers are able to speed-up algorithms in areas ranging from nano molecular dynamics to image processing, medical image reconstruction and derivatives modeling for financial risk analysis. Many PC OEMs now offer high performance computing solutions with Tesla for use by customers around the world. Researchers use CUDA to accelerate their time-to-discovery, and popular off-the-shelf software packages are now CUDA accelerated.

We have achieved a leading position in the professional graphics category by providing innovative GPU technology, software, and tools that integrate the capabilities of our GPU with a broad array of visualization products.

MCP Business

Our MCP business is comprised of NVIDIA nForce core logic and NVIDIA GeForce mGPU products. Our NVIDIA nForce and GeForce mGPU families of products address the core logic market. During fiscal year 2008, we announced a new technology named Hybrid SLI, which combines a powerful yet energy-efficient engine with our multi-GPU SLI technology. During fiscal year 2009, we shipped Hybrid SLI DirectX 10, or DX10, mGPUs—the GeForce 8000 GPU series. We also extended the reach of SLI technology into the performance category with the launch of our overclockable NVIDIA nForce 790i Ultra SLI MCP for Intel processors. We also launched SLI for Intel Broomfield CPU platforms.

In fiscal year 2009, we also launched the GeForce 9400M mGPU along with Apple, Inc., or Apple, for their new lineup of Mac notebooks. The GeForce 9400M integrates three complex chips—the northbridge, the input-output network processor, and the GeForce GPU into a single chip and, as a result, significantly improves performance over Intel integrated graphics. Apple's MacBook and MacBook Air notebook computers come standard with the GeForce 9400M. Apple's MacBook Pro notebook computer comes standard with the hybrid combination of two GeForce GPUs—a GeForce 9400M for maximum battery life and a GeForce 9600M GT for high performance mode. We also launched the GeForce 9400 and 9300 mGPUs for Intel desktop PCs. These new mGPUs set a new price/performance standard for integrated graphics by combining the power of three different chips into one highly compact and efficient GPU.

Additionally, in fiscal year 2009, we announced the NVIDIA Ion Platform, which combines the GeForce 9400 GPU with the Intel Atom CPU. The combination enables netbooks, small form factor and all-in-one PCs to play rich media and popular games in high definition.

Consumer Products Business

Our CPB is comprised of our Tegra and GoForce mobile brands and products that support netbooks, PMPs, PDAs, cellular phones and other handheld devices. This business also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices.

During fiscal year 2009, we launched the NVIDIA Tegra APX 2500 computer-on-a-chip. In February 2009, we announced the NVIDIA Tegra APX 2600 computer-on-a-chip and that we have worked closely with Google Inc., or Google, and the Open Handset Alliance to utilize Android, an open mobile phone software stack, with the NVIDIA Tegra series. During fiscal year 2009, we also launched the NVIDIA Tegra 600 and 650 products, which are small, advanced, highly-integrated visual computer-on-a-chip products. These products feature enhanced multimedia functionality and deliver many times the power efficiency of competing products.

We also introduced GeForce 3D Vision, a high-definition 3D stereo solution for the home. 3D Vision is a combination of high-tech wireless glasses, a high-power infrared emitter and advanced software that transforms hundreds of PC games into full stereoscopic 3D.

Restructuring Charges

On September 18, 2008, we announced a workforce reduction to allow for continued investment in strategic growth areas, which was completed in the third quarter of fiscal year 2009. As a result, we eliminated approximately 360 positions worldwide, or about 6.5% of our global workforce. During fiscal year 2009, expenses associated with the workforce reduction, which were comprised primarily of severance and benefits payments to these employees, totaled $8.0 million. We anticipate that the expected decrease in operating expenses from this action will be offset by continued investment in strategic growth areas.

Product Defect

Our products are complex and may contain defects or experience failures due to any number of issues in design, fabrication, packaging, materials and/or use within a system. If any of our products or technologies contains a defect, compatibility issue or other error, we may have to invest additional research and development efforts to find and correct the issue. Such efforts could divert our management's and engineers' attention from the development of new products and technologies and could increase our operating costs and reduce our gross margin. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Also, we may be required to reimburse customers, including for customers' costs to repair or replace the products in the field. A product recall or a significant number of product returns could be expensive, damage our reputation and could result in the shifting of business to our competitors. Costs associated with correcting defects, errors, bugs or other issues could be significant and could materially harm our financial results.

In July 2008, we recorded a $196.0 million charge against cost of revenue to cover anticipated customer warranty, repair, return, replacement and other associated costs arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook systems. All of our newly manufactured products and all of our products that are currently shipping in volume have a different material set that we believe is more robust.

The previous generation MCP and GPU products that are impacted were included in a number of notebook products that were shipped and sold in significant quantities. Certain notebook configurations of these MCP and GPU products are failing in the field at higher than normal rates. While we have not been able to determine a root cause for these failures, testing suggests a weak material set of die/package combination, system thermal management designs, and customer use patterns are contributing factors. We have worked with our customers to develop and have made available for download a software driver to cause the system fan to begin operation at the powering up of the system and reduce the thermal stress on these chips. We have also recommended to our customers that they consider changing the thermal management of the MCP and GPU products in their notebook system designs. We intend to fully support our customers in their repair and replacement of these impacted MCP and GPU products that fail, and their other efforts to mitigate the consequences of these failures.

We continue to engage in discussions with our supply chain regarding reimbursement to us for some or all of the costs we have incurred and may incur in the future relating to the weak material set. We also continue to seek to access our insurance coverage, which provided us with $8.0 million in related reimbursement during fiscal year 2009. However, there can be no assurance that we will recover any additional reimbursement. We continue to not see any abnormal failure rates in any systems using NVIDIA products other than certain notebook configurations. However, we are continuing to test and otherwise investigate other products. There can be no assurance that we will not discover defects in other MCP or GPU products.

In September, October and November 2008, several putative class action lawsuits were filed against us, asserting various claims related to the impacted MCP and GPU products. Please refer to Note 12 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding this litigation.

Common Stock

At the Annual Meeting of Stockholders held on June 19, 2008, our stockholders approved an increase in our authorized number of shares of common stock to 2,000,000,000. The par value of our common stock remained unchanged at $0.001 per share.

Dependence on PC market

We derive and expect to continue to derive the majority of our revenue from the sale or license of products for use in the desktop PC and notebook PC markets, including professional workstations. A reduction in sales of PCs, or a reduction in the growth rate of PC sales, may reduce demand for our products. Changes in demand for our products could be large and sudden. During fiscal year 2009, sales of our desktop GPU products decreased approximately 29% compared to fiscal year 2008. These decreases were primarily due to the Standalone Desktop and Standalone Notebook GPU market segment decline as reported in the PC Graphics December 2008 Report from Mercury Research. Since PC manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they incorrectly forecast product transitions. In these cases, PC manufacturers may abruptly suspend substantially all purchases of additional inventory from suppliers like us until their excess inventory has been absorbed, which would have a negative impact on our financial results.

Seasonality

Our industry is largely focused on the consumer products market. Historically, we have seen stronger revenue in the second half of our fiscal year than in the first half of our fiscal year, primarily due to back-to-school and holiday demand. This seasonal trend did not occur in fiscal year 2009. Revenue in the second half of fiscal year 2009 declined by 33% when compared to revenue from the first half of fiscal year 2009. The current recessionary economic environment has created substantial uncertainty in our business. There can be no assurance that the historical seasonal trend will resume in the future.

Subsequent Event

Tender Offer

On February 11, 2009, we announced that our Board of Directors approved a cash tender offer for certain employee stock options. The tender offer commenced on February 11, 2009 and expired at 12:00 midnight (Pacific Time) on March 11, 2009. The tender offer applied to outstanding stock options held by employees with an exercise price equal to or greater than $17.50 per share. None of the non-employee members of our Board of Directors or our officers who file reports under Section 16(a) of the Securities Exchange Act of 1934, including our former Chief Financial Officer, Marvin D. Burkett, were eligible to participate in the Offer. All eligible options with exercise prices less than $28.00 per share, but not less than $17.50 per share were eligible to receive a cash payment of $3.00 per option in exchange for the cancellation of the eligible option. All eligible options with exercise prices greater than $28.00 per share were eligible to receive a cash payment of $2.00 per option in exchange for the cancellation of the eligible option.

We use equity to promote employee retention and provide an incentive vehicle valued by employees that is also aligned to stockholder interest. However, our stock price has declined significantly over the past year, and all of our eligible options are "out-of-the-money" (i.e., have exercise prices above our stock price). Therefore, we provided an incentive to employees with an opportunity to obtain cash payment for their eligible options. Also, the tender offer is expected to increase the number of shares available for issuance under our 2007 Equity Incentive Plan to the extent eligible options were tendered in this tender offer. The tender offer is also expected to reduce the potential dilution to our stockholders that is represented by outstanding stock options, which become additional outstanding shares of our common stock upon exercise.

As of January 25, 2009, there were approximately 33.1 million options eligible to participate in the tender offer. If all these options were tendered and accepted in the offer, the aggregate cash purchase price for these options would be approximately $92.0 million. As a result of the tender offer, we may incur a non-recurring charge of up to approximately $150.0 million if all of the unvested eligible options are tendered. This charge would be reflected in our financial results for the first fiscal quarter of fiscal year 2010 and represents stock-based compensation expense, consisting of the remaining unamortized stock-based compensation expense associated with the unvested portion of the eligible options tendered in the offer, stock-based compensation expense resulting from amounts paid in excess of the fair value of the underlying options, if any, plus associated payroll taxes and professional fees.

We are currently tallying information on the number of options tendered under the offer to determine the actual aggregate cash to be paid in exchange for the cancellation of the eligible options and the non-recurring charge to be incurred pertaining to the unvested eligible options that have been tendered.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, cost of revenue, expenses and related disclosure of contingencies. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, cash equivalents and marketable securities, accounts receivable, inventories, income taxes, goodwill, stock-based compensation, warranty liabilities, litigation, investigation and settlement costs and other contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements. Our management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our Board of Directors, or Board. The Audit Committee has reviewed our disclosures relating to our critical accounting policies and estimates in this Annual Report on Form 10-K.

Revenue Recognition

Product Revenue

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable, and collection is reasonably assured. For most sales, we use a binding purchase order and in certain cases we use a contractual agreement as evidence of an arrangement. We consider delivery to occur upon shipment provided title and risk of loss have passed to the customer based on the shipping terms. At the point of sale, we assess whether the arrangement fee is fixed and determinable and whether collection is reasonably assured. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of payment.

Our policy on sales to certain distributors, with rights of return, is to defer recognition of revenue and related cost of revenue until the distributors resell the product.

We record estimated reductions to revenue for customer programs at the time revenue is recognized. Our customer programs primarily involve rebates, which are designed to serve as sales incentives to purchasers of our products. We account for rebates in accordance with Emerging Issues Task Force Issue 01-9, or EITF 01-09, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)* and, as such, we accrue for 100% of the potential rebates and do not apply a breakage factor. Rebates typically expire six months from the date of the original sale, unless we reasonably believe that the customer intends to claim the rebate. Unclaimed rebates are reversed to revenue upon expiration of the rebate.

Our customer programs also include marketing development funds, or MDFs. We account for MDFs as either a reduction of revenue or an operating expense in accordance with EITF 01-09. MDFs represent monies paid to retailers, system builders, original equipment manufacturers, distributors and add-in card partners that are earmarked for market segment development and expansion and typically are designed to support our partners' activities while also promoting our products. Depending on market conditions, we may take actions to increase amounts offered under customer programs, possibly resulting in an incremental reduction of revenue at the time such programs are offered.

We also record a reduction to revenue by establishing a sales return allowance for estimated product returns at the time revenue is recognized, based primarily on historical return rates. However, if product returns for a particular fiscal period exceed historical return rates we may determine that additional sales return allowances are required to properly reflect our estimated exposure for product returns.

License and Development Revenue

For license arrangements that require significant customization of our intellectual property components, we generally recognize this license revenue using the percentage-of-completion method of accounting over the period that services are performed. For all license and service arrangements accounted for under the percentage-of-completion method, we determine progress to completion based on actual direct labor hours incurred to date as a percentage of the estimated total direct labor hours required to complete the project. We periodically evaluate the actual status of each project to ensure that the estimates to complete each contract remain accurate. A provision for estimated losses on contracts is made in the period in which the loss becomes probable and can be reasonably estimated. Costs incurred in advance of revenue recognized are recorded as deferred costs on uncompleted contracts. If the amount billed exceeds the amount of revenue recognized, the excess amount is recorded as deferred revenue. Revenue recognized in any period is dependent on our progress toward completion of projects in progress. Significant management judgment and discretion are used to estimate total direct labor hours. Any changes in or deviations from these estimates could have a material effect on the amount of revenue we recognize in any period.

Accounts Receivable

We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments. Management determines this allowance, which consists of an amount identified for specific customer issues as well as an amount based on overall estimated exposure. Our accounts receivable are highly concentrated and make us vulnerable to adverse changes in our customers' businesses, and to downturns in the industry and the worldwide economy. For example, one customer accounted for approximately 18% of our accounts receivable balance at January 25, 2009, and we continue to work directly with more foreign customers and it may be difficult to collect accounts receivable from them. Our overall estimated exposure excludes significant amounts that are covered by credit insurance and letters of credit. If the financial condition of our customers, the financial institutions providing letters of credit, or our credit insurance carrier were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required that could adversely affect our operating results. This risk is heightened during periods when economic conditions worsen, such as the current period when the worldwide economy is experiencing a downturn. The current financial turmoil affecting the banking system and financial markets and the possibility that financial institutions may consolidate or go out of business have resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. There could be a number of follow-on effects from the credit crisis on our business, including inability of customers, including channel partners, to obtain credit to finance purchases of our products and/or customer, insolvencies and failure of financial institutions, which may negatively impact our financial results. Furthermore, there can be no assurance that we will be able to obtain credit insurance in the future. Our current credit insurance agreement expires on December 31, 2009.

Form 10-K

As of January 25, 2009, our allowance for doubtful accounts receivable was $1.1 million and our gross accounts receivable balance was $336.8 million. Of the $336.8 million, $94.5 million was covered by credit insurance and $5.3 million was covered by letters of credit. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required and we may have to record additional reserves or write-offs on certain sales transactions in the future. Factors impacting the allowance include the level of gross receivables, the financial condition of our customers and the extent to which balances are covered by credit insurance or letters of credit. As a percentage of our gross accounts receivable balance, our allowance for doubtful accounts receivable has ranged between 0.1% and 0.3% during fiscal years 2009 and 2008, respectively. As of January 25, 2009, our allowance for doubtful accounts receivable represented the high end of this range, at 0.3% of our gross accounts receivable balance.

Inventories

Inventory cost is computed on an adjusted standard basis; which approximates actual cost on an average or first-in, first-out basis. We write down our inventory for estimated lower of cost or market, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions. If actual market conditions are less favorable than those projected by management, or if our future product purchase commitments to our suppliers exceed our forecasted future demand for such products, additional future inventory write-downs may be required that could adversely affect our operating results. For example, during the fourth quarter of fiscal year 2009, we recorded new inventory write-downs of approximately $50.0 million, which was approximately five to ten times higher than the level of inventory reserves we recorded during the first three quarters of fiscal year 2009, reflecting a significant decline in our forecasted future demand for the related products. This increased level of inventory reserves had a negative impact on our gross margin and our results of operations. If actual market conditions are more favorable, we may have higher gross margins when products are sold, however, sales to date of such products have not had a significant impact on our gross margin. Inventory reserves once established are not reversed until the related inventory has been sold or scrapped. As of January 25, 2009, our inventory reserve was $86.9 million. As a percentage of our gross inventory balance, our inventory reserve has ranged between 7.8% and 13.9% during fiscal years 2009 and 2008. As of January 25, 2009, our inventory reserve represented the high end of this range at 13.9% of our gross inventory balance.

Warranty Liabilities

Cost of revenue includes the estimated cost of product warranties that are calculated at the point of revenue recognition. Under limited circumstances, we may offer an extended limited warranty to customers for certain products. Our products are complex and may contain defects or experience failures due to any number of issues in design, fabrication, packaging, materials and/or use within a system. If any of our products or technologies contains a defect, compatibility issue or other error, we may have to invest additional research and development efforts to find and correct the issue. Such efforts could divert our management's and engineers' attention from the development of new products and technologies and could increase our operating costs and reduce our gross margin. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Also, we may be required to reimburse customers, including our customers' costs to repair or replace products in the field. A product recall or a significant number of product returns could be expensive, damage our reputation and could result in the shifting of business to our competitors. Costs associated with correcting defects, errors, bugs or other issues could be significant and could materially harm our financial results.

In July 2008, we recorded a $196.0 million charge against cost of revenue to cover anticipated customer warranty, repair, return, replacement and other associated costs arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook systems. The MCP and GPU products that are impacted were included in a number of notebook products that were shipped and sold in significant quantities. Certain notebook configurations of these MCP and GPU products are failing in the field at higher than normal rates. While we have not been able to determine a root cause for these failures, testing suggests a weak material set of die/package combination, system thermal management designs, and customer use patterns are contributing factors. We intend to fully support our customers in their repair and replacement of these impacted MCP and GPU products that fail, and their other efforts to mitigate the consequences of these failures. We continue to not see any abnormal failure rates in any systems using NVIDIA products other than certain notebook configurations. However, we are continuing to test and otherwise investigate other products. There can be no assurance that we will not discover defects in other MCP or GPU products.

Determining the amount of the $196.0 million charge related to this issue required management to make estimates and judgments based on historical experience, test data and various other assumptions including estimated field failure rates that we believe to be reasonable under the circumstances. The results of these judgments formed the basis for our estimate of the total charge to cover anticipated customer warranty, repair, return and replacement and other associated costs. However, if actual repair, return, replacement and other associated costs and/or actual field failure rates exceed our estimates, we may be required to record additional reserves, which would increase our cost of revenue and materially harm our financial results.

Income Taxes

Statement of Financial Accounting Standards No. 109, or SFAS No. 109, *Accounting for Income Taxes*, establishes financial accounting and reporting standards for the effect of income taxes. In accordance with SFAS No. 109, we recognize federal, state and foreign current tax liabilities or assets based on our estimate of taxes payable or refundable in the current fiscal year by tax jurisdiction. We also recognize federal, state and foreign deferred tax assets or liabilities, as appropriate, for our estimate of future tax effects attributable to temporary differences and carryforwards; and we record a valuation allowance to reduce any deferred tax assets by the amount of any tax benefits that, based on available evidence and judgment, are not expected to be realized.

United States income tax has not been provided on earnings of our non-U.S. subsidiaries to the extent that such earnings are considered to be permanently reinvested.

Our calculation of current and deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates of current and deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting standards or tax laws in the United States, or foreign jurisdictions where we operate, or changes in other facts or circumstances. In addition, we recognize liabilities for potential United States and foreign income tax contingencies based on our estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than our current assessment, we may be required to recognize an income tax benefit or additional income tax expense in our financial statements, accordingly.

As of January 25, 2009, we had a valuation allowance of $92.5 million. Of the total valuation allowance, $5.3 million relates to state tax attributes acquired in certain acquisitions for which realization of the related deferred tax assets was determined not likely to be realized due, in part, to potential utilization limitations as a result of stock ownership changes, and $87.2 million relates to state and foreign deferred tax assets that management determined not likely to be realized due, in part, to projections of future taxable income. To the extent realization of the deferred tax assets related to certain acquisitions becomes more-likely-than-not, recognition of these acquired tax benefits would be reported as a reduction to income tax expense in accordance with the recent accounting pronouncement, Statement of Financial Accounting Standards No. 141(R), or SFAS No. 141(R), *Business Combinations*, issued by the FASB in December 2007. We would also recognize an income tax benefit during the period that the realization of the deferred tax assets related to state or foreign tax benefits of $87.2 million becomes more-likely-than-not.

In accordance with Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R), *Share Based Payment*, our deferred tax assets do not include the excess tax benefit related to stock-based compensation that are a component of our federal and state net operating loss and research tax credit carryforwards in the amount of $588.7 million as of January 25, 2009. Consistent with prior years, the excess tax benefit reflected in our net operating loss and research tax credit carryforwards will be accounted for as a credit to stockholders' equity, if and when realized. In determining if and when excess tax benefits have been realized, we have elected to do a with-and-without approach with respect to such excess tax benefits. We have also elected to ignore the indirect tax effects of stock-based compensation deductions for financial and accounting reporting purposes, and specifically to recognize the full effect of the research tax credit in income from continuing operations.

On January 29, 2007, we adopted FASB Interpretation No. 48, or FIN 48, *Accounting for Uncertainty in Income Taxes,* issued in July 2006. FIN 48 applies to all tax positions related to income taxes subject to SFAS No. 109. Under FIN 48 we recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. The cumulative effect of adoption of FIN 48 did not result in a material adjustment to our tax liability for unrecognized income tax benefits. Our policy to include interest and penalties related to unrecognized tax benefits as a component of income tax expense did not change as a result of implementing the FIN 48. Please refer to Note 13 of these Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for additional information.

Goodwill

Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. We determined that our reporting units are equivalent to our operating segments or components of an operating segment for the purposes of completing our Statement of Financial Accounting Standards No. 142, or SFAS No. 142, *Goodwill and Other Intangible Assets*, impairment test. We utilize a two-step approach to testing goodwill for impairment. The first step tests for possible impairment by applying a fair value-based test. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The second step, if necessary, measures the amount of such impairment by applying fair value-based tests to individual assets and liabilities. Goodwill is subject to our annual impairment test during the fourth quarter of our fiscal year, or earlier if indicators of potential impairment exist, using a fair value-based approach. We completed our most recent annual impairment test during the fourth quarter of fiscal year 2009 and concluded that there was no impairment. This assessment is based upon a discounted cash flow analysis and analysis of our market capitalization. The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance such as revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. Our estimates of discounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to our business model or changes in operating performance. Additionally, certain estimates of discounted cash flows involve businesses with limited financial history and developing revenue models, which increase the risk of differences between the projected and actual performance. Significant differences between these estimates and actual cash flows could materially affect our future financial results. These factors increase the risk of differences between projected and actual performance that could impact future estimates of fair value of all reporting units. In addition, determining the number of reporting units and the fair value of a reporting unit requires us to make judgments and involves the use of significant estimates and assumptions. We also make judgments and assumptions in allocating assets and liabilities to each of our reporting units. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. The long-term financial forecast represents the best estimate that we have at this time and we believe that its underlying assumptions are reasonable. However, actual performance in the near-term and longer-term could be materially different from these forecasts, which could impact future estimates of fair value of our reporting units and may result in a charge to earnings in future periods due to the potential for a write-down of goodwill in connection with such tests.

Cash Equivalents and Marketable Securities

Fair Value

In the current market environment, the assessment of the fair value of debt instruments can be difficult and subjective. The volume of trading activity of certain debt instruments has declined, and the rapid changes occurring in today's financial markets can lead to changes in the fair value of financial instruments in relatively short periods of time. Statement of Financial Accounting Standards No. 157, or SFAS No. 157, *Fair Value Measurements,* establishes three levels of inputs that may be used to measure fair value. Please refer to Note 17 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K. We measure our cash equivalents and marketable securities at fair value. The fair values of our financial assets and liabilities are determined using quoted market prices of identical assets or quoted market prices of similar assets from active markets. Level 1 valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2 valuations are obtained from quoted market prices in active markets involving similar assets. Level 3 valuations are based on unobservable inputs to the valuation methodology and include our own data about assumptions market participants would use in pricing the asset or liability based on the best information available under the circumstances. Each level of input has different levels of subjectivity and difficulty involved in determining fair value. While most of our cash equivalents and marketable securities are valued based on Level 2 inputs, the valuation of our holdings of the Reserve International Liquidity Fund, Ltd., or International Reserve Fund are classified as a Level 3 input due to the inherent subjectivity and the significant judgment involved in its valuation. Total financial assets at fair value classified within Level 3 were 3.7% of total assets on our Consolidated Balance Sheet as of January 25, 2009.

Other Than Temporary Impairment

We account for our investment instruments in accordance with Statement of Financial Accounting Standards No. 115, or SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* All of our cash equivalents and marketable securities are treated as "available-for-sale" under SFAS No. 115. All of our available-for-sale investments are subject to a periodic impairment review. Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary when the resulting fair value is significantly below cost basis and/or the significant decline has lasted for an extended period of time. The evaluation that we use to determine whether a marketable security is impaired is based on the specific facts and circumstances present at the time of assessment, which include the consideration of general market conditions, the duration and extent to which fair value is below cost, and our intent and ability to hold an investment for a sufficient period of time to allow for recovery in value. We also consider specific adverse conditions related to the financial health of and business outlook for an investee, including industry and sector performance, changes in technology, operational and financing cash flow factors, and changes in an investee's credit rating. Investments that we identify as having an indicator of impairment are subject to further analysis to determine if the investment is other than temporarily impaired, in which case we write down the investment to its estimated fair value. During fiscal year 2009, we recorded other than temporary impairment charges of $9.9 million. These charges include $5.6 million related to what we believe is an other than temporary impairment of our investment in the money market funds held by the International Reserve Fund; $2.5 million related to a decline in the value of publicly traded equity securities and $1.8 million related to debt securities held by us that were issued by companies that have filed for bankruptcy as of January 25, 2009.

Stock-based Compensation

Effective January 30, 2006, we adopted the provisions of SFAS No. 123(R), which establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the awards, and is recognized as expense over the requisite employee service period. Stock-based compensation expense recognized during fiscal years 2009, 2008 and 2007 was $162.7 million, $133.4 million and $116.7 million, respectively, which consisted of stock-based compensation expense related to stock options and our employee stock purchase plan. Please refer to Note 2 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information.

We elected to adopt the modified prospective application method as provided by SFAS No. 123(R), beginning January 30, 2006. We recognize stock-based compensation expense using the straight-line attribution method. We estimate the value of employee stock options on the date of grant using a binomial model. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, vesting schedules, death and disability probabilities, expected volatility and risk-free interest. Our management determined that the use of implied volatility is expected to be more reflective of market conditions and, therefore, could reasonably be expected to be a better indicator of our expected volatility than historical volatility. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. The dividend yield assumption is based on the history and expectation of dividend payouts. We began segregating options into groups for employees with relatively homogeneous exercise behavior in order to calculate the best estimate of fair value using the binomial valuation model.

Using the binomial model, the fair value of the stock options granted under our stock option plans have been estimated using the following assumptions during the year ended January 25, 2009:

Weighted average expected life of stock options (in years)	3.6 - 5.8
Risk free interest rate	1.7% - 3.7%
Volatility	52% - 105%
Dividend yield	—

For our employee stock purchase plan we continue to use the Black-Scholes model. The fair value of the shares issued under the employee stock purchase plan has been estimated using the following assumptions during year ended January 25, 2009:

Weighted average expected life of stock options (in years)	0.5 - 2.0
Risk free interest rate	1.6% - 2.4%
Volatility	62% - 68%
Dividend yield	—

SFAS No. 123(R) also requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience. If factors change and we employ different assumptions in the application of SFAS No. 123(R) in future periods, the compensation expense that we record under SFAS No. 123(R) may differ significantly from what we have recorded in the current period.

Litigation, Investigation and Settlement Costs

From time to time, we are involved in legal actions and/or investigations by regulatory bodies. We are aggressively defending our current litigation matters for which we are responsible. However, there are many uncertainties associated with any litigation or investigations, and we cannot be certain that these actions or other third-party claims against us will be resolved without costly litigation, fines and/or substantial settlement payments. If that occurs, our business, financial condition and results of operations could be materially and adversely affected. If information becomes available that causes us to determine that a loss in any of our pending litigation, investigations or settlements is probable, and we can reasonably estimate the loss associated with such events, we will record the loss in accordance with accounting principles generally accepted in the United States. However, the actual liability in any such litigation or investigations may be materially different from our estimates, which could require us to record additional costs.

Results of Operations

The following table sets forth, for the periods indicated, certain items in our consolidated statements of operations expressed as a percentage of revenue.

	Year Ended		
	January 25, 2009	January 27, 2008	January 28, 2007
Revenue	100.0%	100.0%	100.0%
Cost of revenue	65.7	54.4	57.6
Gross profit	34.3	45.6	42.4
Operating expenses:			
Research and development	25.0	16.9	18.0
Sales, general and administrative	10.6	8.3	9.6
Restructuring charges and other	0.8	—	—
Total operating expenses	36.4	25.2	27.6
Income (loss) from operations	(2.1)	20.4	14.8
Interest and other income, net	0.8	1.6	1.3
Income (loss) before income taxes	(1.3)	22.0	16.1
Income tax expense (benefit)	(0.4)	2.5	1.5
Net income (loss)	(0.9)%	19.5%	14.6%

Fiscal Years Ended January 25, 2009, January 27, 2008 and January 28, 2007

Revenue

We report financial information for four major product-line operating segments to our Chief Executive Officer, who is considered to be our chief operating decision maker, as follows: the GPU business, PSB, MCP business, and CPB. Revenue in the "All Other" category is primarily derived from sales of components. Please refer to Note 16 of our Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information.

Fiscal Year 2009 vs. Fiscal Year 2008

Revenue was $3.42 billion for fiscal year 2009, compared to $4.10 billion for fiscal year 2008, which represents a decrease of 16%. For the first quarter of fiscal 2010, we expect revenue to remain flat or improve slightly when compared to the fourth quarter of fiscal year 2009. A discussion of our revenue results for each of our operating segments is as follows:

GPU Business. GPU business revenue decreased by 24% to $1.91 billion for fiscal year 2009, compared to $2.52 billion for fiscal year 2008. This decrease resulted from decreased sales of our desktop GPU and memory products, offset by increased sales of our notebook GPU products. Sales of our desktop GPU and memory products decreased approximately 29% and 59%, respectively, in fiscal year 2009 when compared to fiscal year 2008. These decreases were primarily due to a decline in the Standalone Desktop market segment as reported in the December 2008 PC Graphics Report from Mercury Research, driven by a combination of market migration from desktop PCs towards notebook PCs and an overall market shift in the mix of products towards lower priced products. This overall market decline translated into a decline of over 20% in the number of units of desktop GPU products that we sold in fiscal year 2009 compared to fiscal year 2008. The decline in desktop GPU revenue also reflects the impact of a slight average sales price regression in our products and a decline in our share position during the middle portion of fiscal year 2009 as a result of increased competition. Memory sales declined as a result of a decline in sales of our high-end desktop GPU products. Sales of our notebook GPU products increased approximately 3% in fiscal year 2009 when compared to fiscal year 2008, due to higher unit sales aided by a market move toward notebook PCs over desktop PCs, offset by a slight decline in average selling prices. Additionally, the overall global economic recessionary climate contributed to a significant decline in the demand for total graphics during the fourth quarter of fiscal year 2009.

PSB. PSB revenue increased by 18% to $693.4 million for fiscal year 2009, compared to $588.4 million for fiscal year 2008. Our NVIDIA professional workstation product sales increased due to an overall unit increase of approximately 15% in shipments of boards and chips as compared to fiscal year 2008, due to strong demand and our transition from previous generations of NVIDIA Quadro professional workstation products to GeForce 8-based and GeForce 9-based products. Sales of NVIDIA Quadro CX for Adobe's CS4 software, which we launched in the third quarter of fiscal year 2009, also contributed towards the increase in sales in fiscal year 2009.

MCP Business. MCP business revenue decreased by 8% to $655.6 million for fiscal year 2009, compared to $710.4 million for fiscal year 2008. This decrease was due to a decline of approximately 32% in sales of our AMD-based platform products resulting from increased competition in AMD-based products, offset by an increase of approximately 120% in sales of our Intel-based platform products. The increase in Intel-based product sales was driven by sales of our GeForce 9400M mGPU, which we launched in October 2008 along with Apple Inc., or Apple, for their new lineup of Mac notebooks, and our new GeForce 9400 and 9300 mGPUs for Intel desktop PCs.

CPB. CPB revenue decreased by 46% to $136.3 million for fiscal year 2009, compared to $251.1 million for fiscal year 2008. The decline in CPB revenue is primarily driven by a combination of a decrease in revenue from our cell phone products and a decrease in revenue from Sony Computer Entertainment, or SCE. The decrease in revenue from our cell phone products resulted from our shift from marketing and developing legacy products to achieving design wins and marketing our newer Tegra products. The decrease in our revenue from SCE resulted from a decline in license revenue and a decline in royalty revenue that was caused by a lower number of units shipped as well as by a step-down in the per unit royalty rate during the year due to achievement of a unit-based milestone in our agreement with SCE.

Fiscal Year 2008 vs. Fiscal Year 2007

Revenue was $4.10 billion for fiscal year 2008, compared to $3.07 billion for fiscal year 2007, which represents an increase of 34%. A discussion of our revenue results for each of our operating segments is as follows:

GPU Business. GPU business revenue increased by 47% to $2.52 billion in fiscal year 2008, compared to $1.71 billion in fiscal year 2007. This improvement was primarily due to increased sales of our desktop GPU products and notebook GPU products. Sales of our desktop GPU products increased by approximately 38% compared to fiscal year 2007, primarily due to growth of the Standalone Desktop market as reported in the December 2007 PC Graphics Report from Mercury Research. Our leadership position in the Standalone Desktop market was driven by our GeForce 8-based products. Sales of our notebook GPU products increased by approximately 114% compared to fiscal year 2007. Notebook GPU revenue growth was primarily due to share gains in the Standalone Notebook category as reported in the December 2007 PC Graphics Report from Mercury Research. Our share gains in the Standalone Notebook category were primarily a result of shipments of products used in notebook PC design wins related to Intel's Santa Rosa platform used in notebooks.

PSB. PSB revenue increased by 29% to $588.4 million in fiscal year 2008, compared to $454.7 million in fiscal year 2007. Our professional workstation product sales increased due to an overall increase in shipments of boards and chips. This increase in shipments was primarily driven by our transition from previous generations of NVIDIA Quadro professional workstation products to GeForce 8-based products.

MCP Business. MCP business revenue increased by 7% to $710.4 million in fiscal year 2008, compared to $661.5 million in fiscal year 2007. The increase resulted from an approximate 225% increase in sales of our Intel-based platform products as compared to fiscal year 2007. We began ramping up shipments of our Intel-based platform products after the third quarter of fiscal year 2007. This increase was offset by a decline in sales of our AMD-based platform products and sales of products related to our acquisition of ULi Electronics, Inc. in February 2006.

CPB. CPB revenue increased by 8% to $251.1 million in fiscal year 2008, compared to $233.2 million in fiscal year 2007. The overall increase in CPB revenue is primarily due to increased royalties from Sony Computer Entertainment, or SCE, but was offset by decreases in revenue from our cell phone products and our contractual development arrangements with SCE.

Concentration of Revenue

We generated 87%, 89% and 86% of our total revenue for fiscal years 2009, 2008 and 2007, respectively, from sales to customers outside the United States and other Americas. Revenue by geographic region is allocated to individual countries based on the location to which the products are initially billed even if the foreign contract equipment manufacturers, or CEMs', add-in board and motherboard manufacturers' revenue is attributable to end customers in a different location.

Revenue from significant customers, those representing approximately 10% or more of total revenue for the respective periods, is summarized as follows:

	Year Ended		
	January 25, 2009	January 27, 2008	January 28, 2007
Revenue:			
Customer A	11%	7%	4%
Customer B	8%	10%	12%

Gross Profit and Gross Margin

Gross profit consists of total revenue, net of allowances, less cost of revenue. Cost of revenue consists primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, inventory and warranty provisions, and shipping costs. Cost of revenue also includes development costs for license and service arrangements.

Gross margin is the percentage of gross profit to revenue. Our gross margin was 34.3%, 45.6% and 42.4% for fiscal years 2009, 2008 and 2007, respectively. Our gross margin is significantly impacted by the mix of products we sell. Product mix is often difficult to estimate with accuracy. Therefore, if we experience product transition or competitive challenges, if we achieve significant revenue growth in our lower margin product lines, or if we are unable to earn as much revenue as we expect from higher margin product lines, our gross margin may be negatively impacted.

We will continue to focus on improving our gross margin by delivering cost effective product architectures, enhancing business processes and delivering profitable growth. A discussion of our gross margin results for each of our operating segments is as follows:

Fiscal Year 2009 vs. Fiscal Year 2008

Our gross margin declined to 34.3% in fiscal year 2009 from 45.6% for fiscal year 2008. The gross margin for fiscal year 2009 includes the impact of a $196.0 million charge against cost of revenue to cover anticipated customer warranty, repair, return, replacement and associated costs arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook systems offset by allocated insurance claim proceeds of $6.7 million from an insurance provider. This warranty charge had an adverse impact of approximately 6.0% on our gross margin for fiscal year 2009. Additionally, inventory reserves taken during fiscal year 2009 were approximately $50.0 million higher compared to fiscal year 2008, reflecting a significant decline in our forecasted future demand for the related products and having a negative impact on our gross margin.

GPU Business. The gross margin of our GPU business decreased during fiscal year 2009 as compared to fiscal year 2008. This decrease was due to a charge against cost of revenue to cover anticipated customer warranty, repair, return, replacement and associated costs arising from a weak die/packaging material set in certain versions of our previous generation GPU products used in notebook systems, the negative impact of inventory reserves taken during the fourth quarter of fiscal year 2009, and average sales price regression in our GeForce 9-based and previous generations of desktop products resulting from increased competition. The average sales price regression was also driven by a combination of market migration from desktop PCs towards notebook PCs and an overall market shift in the mix of products towards lower priced products.

PSB. The gross margin of our PSB increased slightly during fiscal year 2009 as compared to fiscal year 2008. This increase was primarily due to increased sales of our GeForce 9-based NVIDIA Quadro products, which began selling in the fourth quarter of fiscal year 2008, and GeForce 8-based NVIDIA Quadro products, which generally have higher gross margins than our previous generations of NVIDIA Quadro products.

MCP Business. The gross margin of our MCP business decreased during fiscal year 2009 as compared to fiscal year 2008, due to decline in the margins of our AMD and Intel-based products. During fiscal year 2009, gross margins declined primarily due to a charge against cost of revenue to cover anticipated customer warranty, repair, return, replacement and associated costs arising from a weak die/packaging material set in certain versions of our previous generation MCP products used in notebook systems.

CPB. The gross margin of our CPB increased during fiscal year 2009 as compared to fiscal year 2008. This increase was primarily due to changes in the product mix in our CPB product lines. We experienced greater revenue decline in our lower margin cell phone and other handheld devices product lines as compared to higher margin SCE transactions in the current year.

Fiscal Year 2008 vs. Fiscal Year 2007

GPU Business. The gross margin of our GPU business increased during fiscal year 2008 as compared to fiscal year 2007. This increase was primarily due to increased sales of our GeForce 8-series GPUs, which began selling in the third quarter of fiscal year 2007. Our GeForce 8-series GPUs generally have higher gross margins than our previous generations of GPUs. Additionally, the more favorable costs of memory purchases during fiscal year 2008, positively impacted our gross margin.

PSB. The gross margin of our PSB increased during fiscal year 2008 as compared to fiscal year 2007. This increase was primarily due to increased sales of our GeForce 8-based NVIDIA Quadro products, which began selling in the fourth quarter of fiscal year 2007 and generally have higher gross margins than our previous generations of NVIDIA Quadro products.

MCP Business. The gross margin of our MCP business increased during fiscal year 2008 as compared to fiscal year 2007. This increase was primarily due to a shift in product mix towards Intel-based platform products, which began to ramp up shipments after the third quarter of fiscal year 2007, and inventory reserves that we recorded as a charge to cost of revenue during the first quarter of fiscal year 2007 of approximately $4.1 million related to certain NVIDIA nForce purchase commitments that we believed had exceeded future demand.

CPB. The gross margin of our CPB decreased during fiscal year 2008 as compared to fiscal year 2007. This decrease was primarily due to a drop in gross profit realized from sales of our high-end feature cellular phone and other handheld devices. However, increased royalties from SCE during fiscal year 2008, offset the decreases.

Operating Expenses

	Year Ended				Year Ended			
	January 25, 2009	January 27, 2008	$ Change	% Change	January 27, 2008	January 28, 2007	$ Change	% Change
	(In millions)				(In millions)			
Research and development expenses	$ 855.9	$ 691.6	$164.3	24%	$ 691.6	$553.5	$138.1	25%
Sales, general and administrative expenses	362.2	341.3	20.9	6%	341.3	293.5	47.8	16%
Restructuring charges and other	26.9	—	26.9	100%	—	—	—	—
Total operating expenses	$1,245.0	$1,032.9	$212.1	21%	$1,032.9	$847.0	$185.9	22%
Research and development as a percentage of net revenue	25%	17%			17%	18%		
Sales, general and administrative as a percentage of net revenue	11%	8%			8%	10%		

Research and Development

Fiscal Year 2009 vs. Fiscal Year 2008

Research and development expenses were $855.9 million and $691.6 million during fiscal years 2009 and 2008, respectively, an increase of $164.3 million, or 24%. The increase was primarily due to increase in salaries and benefits by approximately $64.9 million primarily as a result of the net addition of approximately 500 personnel in departments related to research and development functions, offset by lower expenses during fiscal year 2009 related to our variable compensation programs when compared to fiscal year 2008. Stock-based compensation expense increased by $21.4 million primarily because of the impact of new hire and semi-annual stock awards granted subsequent to the third quarter of fiscal year 2008, offset by a reduction in expense related to older stock awards that were almost fully vested and for which the related expense had been almost fully amortized by the end of the first quarter of fiscal year 2009. Development expenses increased by $18.8 million primarily due to increase in expenses related to engineering services, prototype materials and internal board requests. Other increases in research and development expenses are primarily related to costs that were driven by personnel growth, including depreciation and amortization, facilities, and computer software and equipment.

Fiscal Year 2008 vs. Fiscal Year 2007

Research and development expenses were $691.6 million and $553.5 million during fiscal years 2008 and 2007, respectively, an increase of $138.1 million, or 25%. The increase is primarily related to an increase in salaries and benefits by approximately $95.3 million as a result of personnel growth in departments related to research and development functions by approximately 600 additional personnel in fiscal year 2008. Additionally, salaries and benefits expenses also increased due to the increase in our variable compensation expense as a result of our financial performance for fiscal year 2008. Facilities expenses and expenses related to computer software and equipment also increased as a result of the personnel growth.

In order to remain competitive, we anticipate that we will continue to devote substantial resources to research and development. Research and development expenses are likely to fluctuate from time to time to the extent we make periodic incremental investments in research and development and these investments may be independent of our level of revenue.

Sales, General and Administrative

Fiscal Year 2009 vs. Fiscal Year 2008

Sales, general and administrative expenses were $362.2 million and $341.3 million during fiscal years 2009 and 2008, respectively, an increase of $20.9 million, or 6%. Outside professional fees increased by $17.5 million primarily due to increased legal fees pertaining to ongoing litigation matters described in Note 12 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K. Marketing and advertising expenses increased by $22.3 million, primarily due to increased advertising campaign related activities and trade shows in the current year. Depreciation and amortization expense increased by $15.4 million primarily due to amortization of intangible assets acquired from our acquisitions of Mental Images and Ageia, and from increased capital expenditures. Stock-based compensation expense increased by $6.9 million primarily due to the impact of new hire and semi-annual stock awards granted subsequent to the third quarter of fiscal year 2008, offset by a reduction in expense related to older stock awards that were almost fully vested and for which the related expense had been almost fully amortized by the end of the first quarter of fiscal year 2009. Headcount related to personnel in departments related to sales, general and administrative functions remained relatively flat year-over-year, but labor and related expenses decreased by $13.9 million due to lower expenses during fiscal year 2009 related to our variable compensation programs when compared to fiscal year 2008.

Fiscal Year 2008 vs. Fiscal Year 2007

Sales, general and administrative expenses were $341.3 million and $293.5 million during fiscal years 2008 and 2007, respectively, an increase of $47.8 million, or 16%. The increase is primarily due to an increase in salaries and benefits by approximately $31.4 million related to the growth in personnel by approximately 180 additional personnel. Additionally, salaries and benefits expenses also increased due to the increase in our variable compensation expense as a result of our financial performance for fiscal year 2008. Advertising and promotion expenses increased by $4.2 million primarily due to costs incurred for sponsorships and increased advertising campaign costs. The increase in personnel during the year and the expansion of our facilities worldwide to support additional personnel resulted in increases in our facilities expenses, stock-based compensation expense and depreciation and amortization expenses.

In response to the current economic environment, we have commenced several cost reduction measures which are designed to reduce our operating expenses and will continue to focus on reducing our operating expenses during fiscal year 2010. Please refer to the discussion in Note 19 to the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for the potential impact of the tender offer on operating expenses during the first quarter of fiscal year 2010.

In-process research and development

In connection with our acquisition of Mental Images in November 2007 and PortalPlayer in January 2007, we wrote-off $4.0 million and $13.4 million during fiscal years 2008 and 2007, respectively, of in-process research and development, or IPR&D, that had not yet reached technological feasibility and had no alternative future use. In accordance with SFAS No. 2, *Accounting for Research and Development Costs*, as clarified by FIN 4, *Applicability of SFAS No. 2 to Business Combinations Accounted for by the Purchase Method an interpretation of SFAS No. 2*, amounts assigned to IPR&D meeting the above-stated criteria must be charged to expense as part of the allocation of the purchase price.

Restructuring Charges and Other

On September 18, 2008, we announced a workforce reduction to allow for continued investment in strategic growth areas, which was completed in the third quarter of fiscal year 2009. As a result, we eliminated approximately 360 positions worldwide, or about 6.5% of our global workforce. During fiscal year 2009, expenses associated with the workforce reduction, which were comprised primarily of severance and benefits payments to these employees, totaled $8.0 million. We anticipate that the expected decrease in operating expenses from this action will be offset by continued investment in strategic growth areas.

Restructuring and other expenses also included a non-recurring charge of $18.9 million associated with the termination of a development contract related to a new campus construction project that has been put on hold.

Interest Income and Interest Expense

Interest income consists of interest earned on cash, cash equivalents and marketable securities. Interest income decreased to $42.9 million in fiscal year 2009, from $64.3 million in fiscal year 2008, primarily due to the result of lower average balances of cash, cash equivalents and marketable securities and lower interest rates in fiscal year 2009 compared to fiscal year 2008. Interest income increased to $64.3 million in fiscal year 2008 from $41.8 million in fiscal year 2007 primarily due to the result of higher average balances of cash, cash equivalents and marketable securities and higher interest rates in fiscal year 2008 compared to fiscal year 2007.

Other Income (Expense), net

Other income and expense primarily consists of realized gains and losses on the sale of marketable securities and foreign currency translation. Other income (expense) was $(14.7) million and $0.8 million in fiscal years 2009 and 2008, respectively, a decrease of $15.5 million. This decrease was primarily due to other than temporary impairment charges of $9.9 million that we recorded during fiscal year 2009. These charges include $5.6 million related to what we believe is an other than temporary impairment of our investment in the money market funds held by the Reserve International Liquidity Fund, Ltd., or International Reserve Fund; $2.5 million related to a decline in the value of publicly traded equity securities and $1.8 million related to debt securities held by us that were issued by companies that have filed for bankruptcy as of January 25, 2009. Please refer to Note 17 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further discussion. Other income (expense) was $0.8 million and $(0.8) million for fiscal years 2008 and 2007, respectively, an increase of $1.5 million. The increase in other income during fiscal year 2008 compared to fiscal year 2007 is primarily due to approximately $2.0 million of realized gains on sale of an investment offset by an increase in foreign currency transaction losses in fiscal year 2008.

Income Taxes

We recognized income tax expense (benefit) of $(12.9) million, $103.7 million and $46.4 million during fiscal years 2009, 2008 and 2007, respectively. Income tax expense (benefit) as a percentage of income (loss) before taxes, or our annual effective tax rate, was (30.0) % in fiscal year 2009, 11.5% in fiscal year 2008 and 9.4% in fiscal year 2007.

The difference in the effective tax rates amongst the three years was primarily a result of changes in our geographic mix of income subject to tax, with the additional impact of the federal research tax credit recognized in fiscal year 2009 relative to the loss before taxes in such fiscal year.

Please refer to Note 13 of the Notes to Consolidated Financial Statements for further information regarding the components of our income tax expense.

Liquidity and Capital Resources

	January 25, 2009	January 27, 2008
	(In millions)	
Cash and cash equivalents	$ 417.7	$ 727.0
Marketable securities	837.7	1,082.5
Cash, cash equivalents, and marketable securities	$1,255.4	$1,809.5

	Year Ended		
	January 25, 2009	January 27, 2008	January 28, 2007
		(In millions)	
Net cash provided by operating activities	$ 249.4	$1,270.2	$ 572.7
Net cash used in investing activities	(209.4)	(761.3)	(526.4)
Net cash used in financing activities	(349.3)	(326.3)	(53.6)

As of January 25, 2009, we had $1.26 billion in cash, cash equivalents and marketable securities, a decrease of $554.1 million from the end of fiscal year 2008. Our portfolio of cash equivalents and marketable securities is managed by several financial institutions. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset types and includes certain limits on our portfolio duration.

Operating activities

Operating activities generated cash of $249.4 million, $1.27 billion and $572.7 million during fiscal years 2009, 2008 and 2007, respectively. The cash provided by operating activities decreased in fiscal year 2009 due to a decrease in our net income compared to fiscal year 2008 plus the impact of non-cash charges to earnings and deferred income taxes. During fiscal year 2009, non-cash charges to earnings included stock-based compensation of $162.7 million and depreciation and amortization on our long-term assets of $185.0 million. Additionally, operating cash flows for fiscal year 2009 also declined due to changes in operating assets and liabilities, including the timing of payments to vendors and a decrease in inventory turnover. Additionally, we incurred $21.8 million in net cash outflows in fiscal year 2009 towards a confidential patent licensing agreement that we entered into in fiscal year 2007.

The increase in cash flows from operating activities in fiscal year 2008 when compared to fiscal year 2007 was primarily due to an increase in our net income during the comparable periods plus the impact of non-cash charges to earnings. During fiscal year 2008, non-cash charges to earnings included stock-based compensation of $133.4 million and depreciation and amortization on our long-term assets of $133.2 million. Additionally, operating cash flows for fiscal year 2008 also improved due to changes in operating assets and liabilities, including the timing of payments to vendors and an improvement in inventory turnover. These increases were offset by approximately $57.3 million in net cash outflows towards a confidential patent licensing agreement that we entered into in fiscal year 2007.

The increase in cash flows from operating activities in fiscal year 2007 when compared to fiscal year 2006 was primarily due to an increase in our net income during the comparable periods plus the impact of non-cash charges to earnings. Additionally, the increase is related to the $116.7 million of stock-based compensation expense recorded upon adoption of SFAS No. 123(R) in fiscal year 2007 and changes in operating assets and liabilities in fiscal years 2007 and 2006.

Investing activities

Investing activities have consisted primarily of purchases and sales of marketable securities, acquisition of businesses and purchases of property and equipment, which include leasehold improvements for our facilities and intangible assets. Investing activities used cash of $209.4 million, $761.3 million and $526.4 million during fiscal years 2009, 2008 and 2007, respectively. Investing activities for fiscal year 2009 provided cash of $226.7 million from the net proceeds from sales of marketable securities and used $27.9 million in connection with our acquisition of Ageia. Investing activities also included $407.7 million cash used for capital expenditures, as we built additional facilities to accommodate our growing employee headcount, new research and development equipment, testing equipment to support our increased production requirements, technology licenses, software, intangible assets and leasehold improvements at our facilities in various international locations. Investing activities for capital expenditures in fiscal year 2009 included payment of approximately $183.8 million for purchase of a property in Santa Clara, California, that includes approximately 25 acres of land and ten commercial buildings. Our original plans for the purchased property included constructing a new campus on the site. We are currently re-evaluating those plans.

Investing activities for fiscal year 2008 used cash of $496.4 million towards the net purchases of marketable securities, resulting from the need to invest the additional amounts of cash we received from operating activities, and $75.5 million for our acquisition of Mental Images. Investing activities for fiscal 2008 also included $187.7 million of capital expenditures. Capital expenditures included purchase of property in anticipation of building additional facilities to accommodate our growing employee headcount, new research and development equipment, testing equipment to support our increased production requirements, technology licenses, software, intangible assets and leasehold improvements at our facilities in various international locations.

In fiscal year 2007, net cash used in investing activities included $401.8 million used for our acquisitions of PortalPlayer, ULi and Hybrid Graphics. Additionally, net cash used in investing activities included capital expenditures of $130.8 million attributable to new research and development equipment, hardware equipment, technology licenses, software, intangible assets and leasehold improvements at our various facilities.

Financing activities

Financing activities used cash of $349.3 million, $326.3 million and $53.6 million during fiscal years 2009, 2008 and 2007, respectively. Net cash used by financing activities in fiscal year 2009 was primarily due to $423.6 million used in our stock repurchase program, offset by cash proceeds of $73.5 million from common stock issued under our employee stock plans.

Net cash used by financing activities in fiscal year 2008 was primarily due to $552.5 million used in our stock repurchase program, offset by cash proceeds of $226.0 million from common stock issued under our employee stock plans.

During fiscal year 2007, net cash used by financing activities towards payments under our stock repurchase program was $275.0 million. These uses of cash in financing activities were offset by cash proceeds from common stock issued under our employee stock plans of $221.2 million for fiscal year 2007.

Liquidity

Our primary source of liquidity is cash generated by our operations. Our investment portfolio consisted of cash and cash equivalents, asset-backed securities, commercial paper, mortgage-backed securities issued by government-sponsored enterprises, equity securities, money market funds and debt securities of corporations, municipalities and the United States government and its agencies. These investments are denominated in United States dollars. As of January 25, 2009, we did not have any investments in auction-rate preferred securities.

We account for our investment instruments in accordance with Statement of Financial Accounting Standards No. 115, or SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. All of the cash equivalents and marketable securities are treated as "available-for-sale" under SFAS No. 115. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate debt securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded debt or equity investments is judged to be other-than-temporary. We may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because any debt securities we hold are classified as "available-for-sale," no gains or losses are realized in our statement of operations due to changes in interest rates unless such securities are sold prior to maturity or unless declines in market values are determined to be other-than-temporary. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income, a component of stockholders' equity, net of tax.

As of January 25, 2009 and January 27, 2008, we had $1.26 billion and $1.81 billion, respectively, in cash, cash equivalents and marketable securities. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset types and includes certain limits on our portfolio duration, as specified in our investment policy guidelines. These guidelines also limit the amount of credit exposure to any one issue, issuer or type of instrument. As of January 25, 2009, we were in compliance with our investment policy. As of January 25, 2009, our investments in government agencies and government sponsored enterprises represented approximately 71% of our total investment portfolio, while the financial sector, which has been negatively impacted by recent market liquidity conditions, accounted for approximately 17% of our total investment portfolio. Substantially all of our investments are with A/A2 or better rated securities with the substantial majority of the securities rated AA-/Aa3 or better.

We performed an impairment review of our investment portfolio as of January 25, 2009. Currently, we have the intent and ability to hold our investments with impairment indicators until maturity. Based on our quarterly impairment review and having considered the guidance in Statement of Financial Accounting Standards Staff Position No. 115-1, or FSP No. 115-1, *A Guide to the Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities*, we recorded other than temporary impairment charges of $9.9 million during fiscal year 2009. These charges include $5.6 million related to what we believe is an other than temporary impairment of our investment in the money market funds held by the Reserve International Liquidity Fund, Ltd., or International Reserve Fund; $2.5 million related to a decline in the value of publicly traded equity securities and $1.8 million related to debt securities held by us that were issued by companies that have filed for bankruptcy as of January 25, 2009. Please refer to Note 17 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further details. We concluded that our investments were appropriately valued and that except for the $9.9 million impairment charges recognized in the year, no other than temporary impairment charges were necessary on our portfolio of available for sale investments as of January 25, 2009.

Net realized gains (losses), excluding any impairment charges, for fiscal year 2009 was $2.1 million. Net realized gains (losses) for fiscal years 2008 and 2007 were not material. As of January 25, 2009, we had a net unrealized gain of $4.4 million, which was comprised of gross unrealized gains of $7.8 million, offset by $3.4 million of gross unrealized losses. As of January 27, 2008, we had a net unrealized gain of $10.7 million, which was comprised of gross unrealized gains of $11.1 million, offset by $0.4 million of gross unrealized losses.

As of January 25, 2009, our money market investment in the International Reserve Fund, which was valued at $124.4 million, net of other than temporary impairment charges, was classified as marketable securities in our Consolidated Balance Sheet due to the halting of redemption requests in September 2008 by the International Reserve Fund. Subsequent to year-end, on January 30, 2009, we received $84.4 million from the International Reserve Fund. This was our portion of a payout of approximately 65% of the total assets of the Fund. Each shareholder's percentage of this distribution was determined by dividing the shareholder's total unfunded redeemed shares by the aggregate unfunded redeemed shares of the Fund, which was then used to calculate the shareholder's pro rata portion of this distribution. We expect to receive the proceeds of our remaining investment in the International Reserve Fund, excluding the $5.6 million that we have recorded as an other than temporary impairment, by no later than October 2009, when all of the underlying securities held by the International Reserve Fund are scheduled to have matured. However, redemptions from the International Reserve Fund are currently subject to pending litigation, which could cause further delay in receipt of our funds.

Our accounts receivable are highly concentrated and make us vulnerable to adverse changes in our customers' businesses, and to downturns in the industry and the worldwide economy. One customer accounted for approximately 18% of our accounts receivable balance at January 25, 2009. While we strive to limit our exposure to uncollectible accounts receivable using a combination of credit insurance and letters of credit, difficulties in collecting accounts receivable could materially and adversely affect our financial condition and results of operations. These difficulties are heightened during periods when economic conditions worsen. We continue to work directly with more foreign customers and it may be difficult to collect accounts receivable from them. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. If the financial condition of our customers were to deteriorate, resulting in an impairment in their ability to make payments, additional allowances may be required, we may be required to defer revenue recognition on sales to affected customers, and we may be required to pay higher credit insurance premiums, any of which could adversely affect our operating results. In the future, we may have to record additional reserves or write-offs and/or defer revenue on certain sales transactions which could negatively impact our financial results.

Cash Tender Offer

On February 11, 2009, we announced that our Board of Directors approved a cash tender offer for certain employee stock options. The tender offer commenced on February 11, 2009 and expired at 12:00 midnight (Pacific Time) on March 11, 2009. The tender offer applied to outstanding stock options held by employees with an exercise price equal to or greater than $17.50 per share. None of the non-employee members of our Board of Directors or our officers who file reports under Section 16(a) of the Securities Exchange Act of 1934, including our former Chief Financial Officer, Marvin D. Burkett, were eligible to participate in the Offer. All eligible options with exercise prices less than $28.00 per share, but not less than $17.50 per share were eligible to receive a cash payment of $3.00 per option in exchange for the cancellation of the eligible option. All eligible options with exercise prices greater than $28.00 per share were eligible to receive a cash payment of $2.00 per option in exchange for the cancellation of the eligible option. Please refer to Note 19 for further discussion regarding the cash tender offer for certain employee stock options that our Board of Directors approved in February 2009.

Stock Repurchase Program

During fiscal year 2005, we announced that our Board of Directors, or Board, had authorized a stock repurchase program to repurchase shares of our common stock, subject to certain specifications, up to an aggregate maximum amount of $300 million. During fiscal year 2007, the Board further approved an increase of $400 million to the original stock repurchase program. In fiscal year 2008, we announced a stock repurchase program under which we may purchase up to an additional $1.0 billion of our common stock over a three year period through May 2010. On August 12, 2008, we announced that our Board further authorized an additional increase of $1.0 billion to the stock repurchase program. As a result of these increases, we have an ongoing authorization from the Board, subject to certain specifications, to repurchase shares of our common stock up to an aggregate maximum amount of $2.7 billion through May 2010.

The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase programs, and may be made in one or more larger repurchases, in compliance with the Securities Exchange Act of 1934, or the Exchange Act, Rule 10b-18, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion. As part of our share repurchase program, we have entered into, and we may continue to enter into, structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement.

During the three months ended January 25, 2009, we did not enter into any structured share repurchase transactions or otherwise purchase any shares of our common stock. During fiscal year 2009, we entered into structured share repurchase transactions to repurchase 29.3 million shares for $423.6 million, which we recorded on the trade date of the transactions. Through fiscal year 2009, we have repurchased an aggregate of 90.9 million shares under our stock repurchase program for a total cost of $1.46 billion. As of January 25, 2009, we are authorized, subject to certain specifications, to repurchase shares of our common stock up to an additional amount of $1.24 billion through May 2010.

Operating Capital and Capital Expenditure Requirements.

We believe that our existing cash balances and anticipated cash flows from operations will be sufficient to meet our operating, acquisition and capital requirements for at least the next twelve months. However, there is no assurance that we will not need to raise additional equity or debt financing within this time frame. Additional financing may not be available on favorable terms or at all and may be dilutive to our then-current stockholders. We also may require additional capital for other purposes not presently contemplated. If we are unable to obtain sufficient capital, we could be required to curtail capital equipment purchases or research and development expenditures, which could harm our business. Factors that could affect our cash used or generated from operations and, as a result, our need to seek additional borrowings or capital include:

- decreased demand and market acceptance for our products and/or our customers' products;
- inability to successfully develop and produce in volume production our next-generation products;
- competitive pressures resulting in lower than expected average selling prices; and
- new product announcements or product introductions by our competitors.

We expect to spend approximately $200 million to $250 million for capital expenditures during fiscal year 2010, primarily for property development, leasehold improvements, software licenses, emulation equipment, computers and engineering workstations. In addition, we may continue to use cash in connection with the acquisition of new businesses or assets.

For additional factors see "Item 1A. Risk Factors—Risks Related to Our Business and Industry—*Our revenue may fluctuate while our operating expenses are relatively fixed, which makes our results difficult to predict and could cause our results to fall short of expectations.*"

3dfx Asset Purchase

On December 15, 2000, NVIDIA Corporation and one of our indirect subsidiaries entered into an Asset Purchase Agreement, or APA, which closed on April 18, 2001, to purchase certain graphics chip assets from 3dfx. Under the terms of the APA, the cash consideration due at the closing was $70.0 million, less $15.0 million that was loaned to 3dfx pursuant to a Credit Agreement dated December 15, 2000. The Asset Purchase Agreement also provided, subject to the other provisions thereof, that if 3dfx properly certified that all its debts and other liabilities had been provided for, then we would have been obligated to pay 3dfx one million shares, which due to subsequent stock splits now totals six million shares, of NVIDIA common stock. If 3dfx could not make such a certification, but instead properly certified that its debts and liabilities could be satisfied for less than $25.0 million, then 3dfx could have elected to receive a cash payment equal to the amount of such debts and liabilities and a reduced number of shares of our common stock, with such reduction calculated by dividing the cash payment by $25.00 per share. If 3dfx could not certify that all of its debts and liabilities had been provided for, or could not be satisfied, for less than $25.0 million, we would not be obligated under the agreement to pay any additional consideration for the assets.

In October 2002, 3dfx filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of California. In March 2003, we were served with a complaint filed by the Trustee appointed by the Bankruptcy Court which sought, among other things, payments from us as additional purchase price related to our purchase of certain assets of 3dfx. In early November 2005, after several months of mediation, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, agreed to a Plan of Liquidation of 3dfx, which included a conditional settlement of the Trustee's claims against us. This conditional settlement was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court. The conditional settlement called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx. The Trustee advised that he intended to object to the settlement. The conditional settlement never progressed substantially through the confirmation process.

On December 21, 2006, the Bankruptcy Court scheduled a trial for one portion of the Trustee's case against NVIDIA. On January 2, 2007, NVIDIA terminated the settlement agreement on grounds that the Bankruptcy Court had failed to proceed toward confirmation of the Creditors' Committee's plan. A non-jury trial began on March 21, 2007 on valuation issues in the Trustee's constructive fraudulent transfer claims against NVIDIA. Specifically, the Bankruptcy Court tried four questions: (1) what did 3dfx transfer to NVIDIA in the APA?; (2) of what was transferred, what qualifies as "property" subject to the Bankruptcy Court's avoidance powers under the Uniform Fraudulent Transfer Act and relevant bankruptcy code provisions?; (3) what is the fair market value of the "property" identified in answer to question (2)?; and (4) was the $70 million that NVIDIA paid "reasonably equivalent" to the fair market value of that property? The parties completed post-trial briefing on May 25, 2007.

On April 30, 2008, the Bankruptcy Court issued its Memorandum Decision After Trial, in which it provided a detailed summary of the trial proceedings and the parties' contentions and evidence and concluded that "the creditors of 3dfx were not injured by the Transaction." This decision did not entirely dispose of the Trustee's action, however, as the Trustee's claims for successor liability and intentional fraudulent conveyance were still pending. On June 19, 2008, NVIDIA filed a motion for summary judgment to convert the Memorandum Decision After Trial to a final judgment. That motion was granted in its entirety and judgment was entered in NVIDIA's favor on September 11, 2008. The Trustee filed a Notice of Appeal from that judgment on September 22, 2008, and on September 25, 2008, NVIDIA exercised its election to have the appeal heard by the United States District Court, where the appeal is pending.

While the conditional settlement reached in November 2005 never progressed through the confirmation process, the Trustee's case still remains pending appeal. As such, we have not reversed the accrual of $30.6 million—$5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx—that we recorded during the three months ended October 30, 2005, pending resolution of the appeal of the Trustee's case. We do not believe the resolution of this matter will have a material impact on our results of operations or financial position.

Please refer to Note 12 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding this litigation.

Product Defect

Our products are complex and may contain defects or experience failures due to any number of issues in design, fabrication, packaging, materials and/or use within a system. If any of our products or technologies contains a defect, compatibility issue or other error, we may have to invest additional research and development efforts to find and correct the issue. Such efforts could divert our management's and engineers' attention from the development of new products and technologies and could increase our operating costs and reduce our gross margin. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Also, we may be required to reimburse customers, including for customers' costs to repair or replace the products in the field. A product recall or a significant number of product returns could be expensive, damage our reputation and could result in the shifting of business to our competitors. Costs associated with correcting defects, errors, bugs or other issues could be significant and could materially harm our financial results.

In July 2008, we recorded a $196.0 million charge against cost of revenue to cover anticipated customer warranty, repair, return, replacement and other associated costs arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook systems. All of our newly manufactured products and all of our products that are currently shipping in volume have a different material set that we believe is more robust.

The previous generation MCP and GPU products that are impacted were included in a number of notebook products that were shipped and sold in significant quantities. Certain notebook configurations of these MCP and GPU products are failing in the field at higher than normal rates. While we have not been able to determine a root cause for these failures, testing suggests a weak material set of die/package combination, system thermal management designs, and customer use patterns are contributing factors. We have worked with our customers to develop and have made available for download a software driver to cause the system fan to begin operation at the powering up of the system and reduce the thermal stress on these chips. We have also recommended to our customers that they consider changing the thermal management of the MCP and GPU products in their notebook system designs. We intend to fully support our customers in their repair and replacement of these impacted MCP and GPU products that fail, and their other efforts to mitigate the consequences of these failures.

We continue to engage in discussions with our supply chain regarding reimbursement to us for some or all of the costs we have incurred and may incur in the future relating to the weak material set. We also continue to seek to access our insurance coverage, which provided us with $8.0 million in related reimbursement during fiscal year 2009. However, there can be no assurance that we will recover any additional reimbursement. We continue to not see any abnormal failure rates in any systems using NVIDIA products other than certain notebook configurations. However, we are continuing to test and otherwise investigate other products. There can be no assurance that we will not discover defects in other MCP or GPU products.

Determining the amount of the $196.0 million charge related to this issue required management to make estimates and judgments based on historical experience, test data and various other assumptions including estimated field failure rates that we believe to be reasonable under the circumstances. The results of these judgments formed the basis for our estimate of the total charge to cover anticipated customer warranty, repair, return and replacement and other associated costs. However, if actual repair, return, replacement and other associated costs and/or actual field failure rates exceed our estimates, we may be required to record additional reserves, which would increase our cost of revenue and materially harm our financial results.

In September, October and November 2008, several putative class action lawsuits were filed against us, asserting various claims related to the impacted MCP and GPU products. Please refer to Note 12 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding this litigation.

Contractual Obligations

The following table summarizes our contractual obligations as of January 25, 2009:

Contractual Obligations	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years	All Other
			(In thousands)			
Operating leases	$153,625	$ 44,448	$83,959	$21,150	$ 4,068	$ —
Capital lease	47,976	4,185	8,751	9,283	25,757	—
Purchase obligations (1)	290,662	290,662	—	—	—	—
FIN 48 liability and interest (2)	107,116	—	—	—	—	107,116
Capital purchase obligations	20,328	20,328	—	—	—	—
Total contractual obligations	$619,707	$359,623	$92,710	$30,433	$29,825	$107,116

(1) Represents our inventory purchase commitments as of January 25, 2009.

(2) Represents our FIN 48 liability and FIN 48 net interest/penalty payable for $95.3 million and $11.8 million, respectively, as of January 25, 2009. We are unable to reasonably estimate the timing of FIN 48 liability and interest/penalty payments in individual years due to uncertainties in the timing of the effective settlement of tax positions.

Off-Balance Sheet Arrangements

As of January 25, 2009, we had no material off-balance sheet arrangements as defined in Regulation S-K 303(a)(4)(ii).

Adoption of New Accounting Pronouncements

Please see Note 1 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for a discussion of adoption of new accounting pronouncements.

Recently Issued Accounting Pronouncements

Please see Note 1 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for a discussion of recently issued accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Investment and Interest Rate Risk

As of January 25, 2009 and January 27, 2008, we had $1.26 billion and $1.81 billion, respectively, in cash, cash equivalents and marketable securities. We invest in a variety of financial instruments, consisting principally of cash and cash equivalents, asset-backed securities, commercial paper, mortgage-backed securities issued by Government-sponsored enterprises, equity securities, money market funds and debt securities of corporations, municipalities and the United States government and its agencies. As of January 25, 2009, we did not have any investments in auction-rate preferred securities. Our investments are denominated in United States dollars.

We account for our investment instruments in accordance with Statement of Financial Accounting Standards No. 115, or SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. All of the cash equivalents and marketable securities are treated as "available-for-sale" under SFAS No. 115. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded debt or equity investments is judged to be other-than-temporary. We may suffer losses in principal if we are forced to sell securities that decline in securities market value due to changes in interest rates. However, because any debt securities we hold are classified as "available-for-sale," no gains or losses are realized in our Consolidated Statements of Operations due to changes in interest rates unless such securities are sold prior to maturity or unless declines in value are determined to be other-than-temporary. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax.

As of January 25, 2009, we performed a sensitivity analysis on our floating and fixed rate financial investments. According to our analysis, parallel shifts in the yield curve of both plus or minus 0.5% would result in changes in fair market values for these investments of approximately $4.4 million.

The current financial turmoil affecting the banking system and financial markets and the possibility that financial institutions may consolidate or go out of business have resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. There could be a number of follow-on effects from the credit crisis on our business, including insolvency of key suppliers resulting in product delays; inability of customers, including channel partners, to obtain credit to finance purchases of our products and/or customer, including channel partner, insolvencies; and failure of financial institutions, which may negatively impact our treasury operations. Other income and expense could also vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments; impairment charges related to debt securities as well as equity and other investments; interest rates; and cash, cash equivalent and marketable securities balances. The current volatility in the financial markets and overall economic uncertainty increases the risk that the actual amounts realized in the future on our financial instruments could differ significantly from the fair values currently assigned to them. For instance, we recorded other than temporary impairment charges of $9.9 million during fiscal year 2009. These charges include $5.6 million related to what we believe is an other than temporary impairment of our investment in the money market funds held by the Reserve International Liquidity Fund, Ltd., or International Reserve Fund; $2.5 million related to a decline in the value of publicly traded equity securities and $1.8 million related to debt securities held by us that were issued by companies that have filed for bankruptcy as of January 25, 2009. Please refer to Note 17 of the Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further details. As of January 25, 2009, our investments in government agencies and government sponsored enterprises represented approximately 71% of our total investment portfolio, while the financial sector accounted for approximately 17% of our total investment portfolio. Substantially all of our investments are with A/A2 or better rated securities with the substantial majority of the securities rated AA-/Aa3 or better. If the fair value of our investments in these sectors was to decline by 2%-5%, it would result in changes in fair market values for these investments by approximately $25-$63 million.

Exchange Rate Risk

We consider our direct exposure to foreign exchange rate fluctuations to be minimal. Gains or losses from foreign currency remeasurement are included in "Other income (expense), net" in our Consolidated Financial Statements and to date have not been significant. The impact of foreign currency transaction loss included in determining net income (loss) for fiscal years 2009, 2008 and 2007 was $2.0 million, $1.7 million and $0.5 million, respectively. Currently, sales and arrangements with third-party manufacturers provide for pricing and payment in United States dollars, and, therefore, are not subject to exchange rate fluctuations. Increases in the value of the United States' dollar relative to other currencies would make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the United States' dollar relative to other currencies could result in our suppliers raising their prices in order to continue doing business with us. Fluctuations in currency exchange rates could harm our business in the future.

We may enter into certain transactions such as forward contracts which are designed to reduce the future potential impact resulting from changes in foreign currency exchange rates. There were no forward exchange contracts outstanding at January 25, 2009.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item is set forth in our Consolidated Financial Statements and Notes thereto included in this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Controls and Procedures

Disclosure Controls and Procedures

Based on their evaluation as of January 25, 2009, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act of 1934) were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 25, 2009 based on the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of January 25, 2009.

The effectiveness of our internal control over financial reporting as of January 25, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls, will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within NVIDIA have been detected.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Identification of Directors

Reference is made to the information regarding directors appearing under the heading "Proposal 1—Election of Directors" in our 2009 Proxy Statement, which information is hereby incorporated by reference.

Identification of Executive Officers

Reference is made to the information regarding executive officers appearing under the heading "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K, which information is hereby incorporated by reference.

Identification of Audit Committee and Financial Expert

Reference is made to the information regarding directors appearing under the heading "Report of the Audit Committee of the Board of Directors" and "Information about the Board of Directors and Corporate Governance" in our 2009 Proxy Statement, which information is hereby incorporated by reference.

Material Changes to Procedures for Recommending Directors

Reference is made to the information regarding directors appearing under the heading "Information about the Board of Directors and Corporate Governance" in our 2009 Proxy Statement, which information is hereby incorporated by reference.

Compliance with Section 16(a) of the Exchange Act

Reference is made to the information appearing under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2009 Proxy Statement, which information is hereby incorporated by reference.

Code of Conduct

Reference is made to the information appearing under the heading "Information about the Board of Directors and Corporate Governance—Code of Conduct" in our 2009 Proxy Statement, which information is hereby incorporated by reference. The full text of our "Worldwide Code of Conduct" and "Financial Team Code of Conduct" are published on the Investor Relations portion of our web site, under Corporate Governance, at *www.nvidia.com*. The contents of our website are not a part of this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is hereby incorporate by reference from the sections entitled "Executive Compensation", "Compensation Committee Interlocks and Insider Participation", "Director Compensation" and "Compensation Committee Report" in our 2009 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Ownership of NVIDIA Securities

The information required by this item is hereby incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our 2009 Proxy Statement.

Equity Compensation Plan Information

Information regarding our equity compensation plans, including both stockholder approved plans and non-stockholder approved plans, will be contained in our 2009 Proxy Statement under the caption "Equity Compensation Plan Information," and is incorporated by reference into this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is hereby incorporated by reference from the sections entitled "Transactions with Related Persons", "Review of Transactions with Related Persons" and "Information about the Board of Directors and Corporate Governance—Independence of the Members of the Board of Directors" in our 2009 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is hereby incorporated by reference from the section entitled "Fees Billed by the Independent Registered Public Accounting Firm" in our 2009 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULE

Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Nvidia Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of NVIDIA Corporation and its subsidiaries at January 25, 2009 and January 27, 2008, and the results of their operations and their cash flows for each of the three years in the period ended January 25, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 25, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, CA
March 13, 2009

NVIDIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended		
	January 25, 2009	January 27, 2008	January 28, 2007
Revenue	$3,424,859	$4,097,860	$3,068,771
Cost of revenue	2,250,590	2,228,580	1,768,322
Gross profit	1,174,269	1,869,280	1,300,449
Operating expenses:			
Research and development	855,879	691,637	553,467
Sales, general and administrative	362,222	341,297	293,530
Restructuring charges and other	26,868	—	—
Total operating expenses	1,244,969	1,032,934	846,997
Income (loss) from operations	(70,700)	836,346	453,452
Interest income	42,859	64,289	41,820
Interest expense	(406)	(54)	(21)
Other income (expense), net	(14,707)	760	(771)
Income (loss) before income tax	(42,954)	901,341	494,480
Income tax expense (benefit)	(12,913)	103,696	46,350
Income (loss) before change in accounting principle	(30,041)	797,645	448,130
Cumulative effect of change in accounting principle, net of tax	—	—	704
Net income (loss)	$ (30,041)	$ 797,645	$ 448,834
Basic income (loss) per share:			
Income (loss) before change in accounting principle	$ (0.05)	$ 1.45	$ 0.85
Cumulative effect of change in accounting principle	—	—	—
Basic net income (loss) per share	$ (0.05)	$ 1.45	$ 0.85
Shares used in basic per share computation (1)	548,126	550,108	528,606
Diluted income (loss) per share:			
Income (loss) before change in accounting principle	$ (0.05)	$ 1.31	$ 0.76
Cumulative effect of change in accounting principle	—	—	—
Diluted net income (loss) per share	$ (0.05)	$ 1.31	$ 0.76
Shares used in diluted per share computation (1)	548,126	606,732	587,256

(1) Reflects a three-for-two stock split effective on September 10, 2007 and a two-for-one stock split effective on April 6, 2006.

See accompanying notes to the consolidated financial statements.

NVIDIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	January 25, 2009	January 27, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 417,688	$ 726,969
Marketable securities	837,702	1,082,509
Accounts receivable, less allowances of $18,399 and $19,693 in 2009 and 2008, respectively	318,435	666,494
Inventories	537,834	358,521
Prepaid expenses and other	39,794	43,068
Deferred income taxes	16,505	11,268
Total current assets	2,167,958	2,888,829
Property and equipment, net	625,798	359,808
Goodwill	369,844	354,057
Intangible assets, net	147,101	106,926
Deposits and other assets	40,026	38,051
Total assets	$ 3,350,727	$ 3,747,671
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 218,864	$ 492,099
Accrued liabilities and other	559,727	475,062
Total current liabilities	778,591	967,161
Other long-term liabilities	151,850	162,598
Capital lease obligations, long term	25,634	—
Commitments and contingencies—see Note 12		
Stockholders' equity:		
Preferred stock, $.001 par value; 2,000,000 shares authorized; none issued	—	—
Common stock, $.001 par value; 2,000,000,000 shares authorized; 629,386,584 shares issued and 538,460,766 outstanding in 2009; and 618,701,483 shares issued and 557,102,588 outstanding in 2008, respectively	629	619
Additional paid-in capital	1,889,257	1,654,681
Treasury stock, at cost (90,925,818 shares in 2009 and 61,598,895 shares in 2008)	(1,463,268)	(1,039,632)
Accumulated other comprehensive income	3,865	8,034
Retained earnings	1,964,169	1,994,210
Total stockholders' equity	2,394,652	2,617,912
Total liabilities and stockholders' equity	$ 3,350,727	$ 3,747,671

See accompanying notes to the consolidated financial statements.

NVIDIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except share data)

	Common Stock								
	Outstanding Shares [1]	Amount [1]	Additional Paid-in Capital [1]	Deferred Compensation	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity	Total Comprehensive Income
Balances, January 29, 2006	514,432,368	$540	$ 965,424	$(3,604)	$ (212,142)	$(1,957)	$ 747,731	$1,495,992	$302,682
Issuance of common stock from stock plans	42,571,532	43	221,117	—	—	—	—	221,160	
Stock repurchase	(15,506,144)	—	—	—	(274,978)	—	—	(274,978)	
Tax deficit from stock-based compensation	—	—	(8,482)	—	—	—	—	(8,482)	
Reversal of deferred compensation upon adoption of SFAS No. 123(R)	—	—	(3,604)	3,604	—	—	—	—	
Stock-based compensation expense related to acquisitions	—	—	2,914	—	—	—	—	2,914	
Stock-based compensation related to employees	—	—	118,790	—	—	—	—	118,790	
Unrealized gain, net of $1,223 tax effect	—	—	—	—	—	3,509	—	3,509	3,509
Reclassification adjustment for net realized gains included in net income, net of $78 tax effect	—	—	—	—	—	(116)	—	(116)	(116)
Impact of change in accounting principle, net of ($379) tax effect	—	—	(704)	—	—	—	—	(704)	
Net Income	—	—	—	—	—	—	448,834	448,834	448,834
Balances, January 28, 2007	541,497,756	583	1,295,455	—	(487,120)	1,436	1,196,565	2,006,919	452,227
Issuance of common stock from stock plans	36,238,014	36	225,933	—	—	—	—	225,969	
Stock repurchase	(20,633,182)	—	—	—	(552,512)	—	—	(552,512)	
Tax benefit from stock-based compensation	—	—	220	—	—	—	—	220	
Stock-based compensation related to employees	—	—	133,073	—	—	—	—	133,073	
Unrealized gain, net of $2,860 tax effect	—	—	—	—	—	6,703	—	6,703	6,703
Reclassification adjustment for net realized gains included in net income, net of $4 tax effect	—	—	—	—	—	(105)	—	(105)	(105)
Net Income	—	—	—	—		—	797,645	797,645	797,645
Balances, January 27, 2008	557,102,588	619	1,654,681	—	(1,039,632)	8,034	1,994,210	2,617,912	804,243
Issuance of common stock from stock plans	10,685,101	10	73,537	—	—	—	—	73,547	
Stock repurchase	(29,326,923)	—	—	—	(423,636)	—	—	(423,636)	
Tax deficit from stock-based compensation	—	—	(2,946)	—	—	—	—	(2,946)	
Stock-based compensation related to employees	—	—	163,985	—	—	—	—	163,985	
Unrealized loss, net of $2,054 tax effect	—	—	—	—	—	(3,920)	—	(3,920)	(3,920)
Reclassification adjustment for net realized gains included in net income, net of $135 tax effect	—	—	—	—	—	(249)	—	(249)	(249)
Net Loss	—	—	—	—	—	—	(30,041)	(30,041)	(30,041)
Balances, January 25, 2009	538,460,766	$629	$1,889,257	$ —	$(1,463,268)	$ 3,865	$1,964,169	$2,394,652	$ (34,210)

(1) Reflects a three-for-two stock split effective on September 10, 2007 and a two-for-one stock split effective on April 6, 2006.

See accompanying notes to the consolidated financial statements.

NVIDIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended January 25, 2009	Year ended January 27, 2008	Year ended January 28, 2007
Cash flows from operating activities:			
Net income (loss)	$ (30,041)	$ 797,645	$ 448,834
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Stock-based compensation expense related to employees	162,706	133,365	116,735
Depreciation and amortization	185,023	133,192	107,562
Impairment charge on investments	9,891	—	—
Deferred income taxes	(23,277)	89,516	41,766
Payments under patent licensing arrangement	(21,797)	(57,255)	(14,430)
In-process research and development expenses	—	4,000	14,002
Tax benefit (deficit) from stock-based compensation	(2,946)	220	(8,482)
Cumulative effect of change in accounting principle	—	—	(704)
Other	3,134	(436)	268
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	348,873	(146,055)	(175,261)
Inventories	(177,295)	(3,690)	(91,395)
Prepaid expenses and other current assets	21,528	(6,293)	(5,294)
Deposits and other assets	(2,108)	(13,914)	7,314
Accounts payable	(283,207)	216,875	38,613
Accrued liabilities and other long-term liabilities	58,876	123,026	93,153
Net cash provided by operating activities	249,360	1,270,196	572,681
Cash flows from investing activities:			
Purchases of marketable securities	(999,953)	(1,250,248)	(220,834)
Proceeds from sales and maturities of marketable securities	1,226,646	753,839	227,067
Purchases of property and equipment and intangible assets	(407,670)	(187,745)	(130,826)
Acquisition of businesses, net of cash and cash equivalents	(27,948)	(75,542)	(401,800)
Other	(442)	(1,622)	—
Net cash used in investing activities	(209,367)	(761,318)	(526,393)
Cash flows from financing activities:			
Payments for stock repurchases	(423,636)	(552,512)	(274,978)
Proceeds from issuance of common stock under employee stock plans	73,547	225,969	221,160
Other	815	220	188
Net cash used in financing activities	(349,274)	(326,323)	(53,630)
Change in cash and cash equivalents	(309,281)	182,555	(7,342)
Cash and cash equivalents at beginning of period	726,969	544,414	551,756
Cash and cash equivalents at end of period	$ 417,688	$ 726,969	$ 544,414
Supplemental disclosures of cash flow information:			
Cash paid for income taxes, net	$ 7,620	$ 2,328	$ 26,628

NVIDIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(In thousands)

	Year Ended		
	January 25, 2009	January 27, 2008	January 28, 2007
Non-cash activities:			
Change in unrealized gains (losses) from marketable securities	$ (6,360)	$ 9,462	$ 4,492
Assets acquired by assuming related liabilities	$47,236	$18,072	$37,251
Acquisition of business—goodwill adjustment	$ 3,411	$ 2,633	$17,862
Deferred stock-based compensation	$ —	$ —	$ 3,604
Acquisition of business—stock option conversion	$ —	$ —	$ 2,914

Form 10-K

See accompanying notes to the consolidated financial statements.

NVIDIA CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization and Summary of Significant Accounting Policies

Our Company

NVIDIA Corporation is the worldwide leader in visual computing technologies and the inventor of the graphics processing unit, or GPU. Our products are designed to generate realistic, interactive graphics on consumer and professional computing devices. We have four major product-line operating segments: the graphics processing unit, or GPU, business, the professional solutions business, or PSB, the media and communications processor, or MCP, business, and the consumer products business, or CPB. Our GPU business is comprised primarily of our GeForce products that support desktop and notebook personal computers, or PCs, plus memory products. Our PSB is comprised of our NVIDIA Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products. Our MCP business is comprised of NVIDIA nForce core logic and motherboard GPU products. Our CPB is comprised of our Tegra and GoForce mobile brands and products that support handheld personal media players, or PMPs, personal digital assistants, or PDAs, cellular phones and other handheld devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices. We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our headquarter facilities are in Santa Clara, California. Our Internet address is *www.nvidia.com.* The contents of our website are not a part of these Notes to the consolidated financial statements.

All references to "NVIDIA," "we," "us," "our" or the "Company" mean NVIDIA Corporation and its subsidiaries, except where it is made clear that the term means only the parent company.

Fiscal Year

We operate on a 52 or 53-week year, ending on the last Sunday in January. Fiscal years 2009, 2008 and 2007 were 52-week years.

Stock Splits

In August 2007, our Board of Directors, or the Board, approved a three-for-two stock split of our outstanding shares of common stock on Monday, August 20, 2007 to be effected in the form of a stock dividend. The stock split was effective on Monday, September 10, 2007 and entitled each stockholder of record on August 20, 2007 to receive one additional share for every two outstanding shares of common stock held and cash in lieu of fractional shares. All share and per-share numbers contained herein have been retroactively adjusted to reflect this stock split.

In March 2006, our Board approved a two-for-one stock split of our outstanding shares of common stock to be effected in the form of a 100% stock dividend. The stock split was effective on Thursday, April 6, 2006 for stockholders of record at the close of business on Friday, March 17, 2006. All share and per-share numbers contained herein have been retroactively adjusted to reflect this stock split.

Reclassifications

Certain prior fiscal year balances have been reclassified to conform to the current fiscal year presentation.

Principles of Consolidation

Our consolidated financial statements include the accounts of NVIDIA Corporation and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, cash equivalents and marketable securities, accounts receivable, inventories, income taxes, goodwill, stock-based compensation, warranty liabilities, litigation, investigation and settlement costs and other contingencies. These estimates are based on historical facts and various other assumptions that we believe are reasonable.

Revenue Recognition

Product Revenue

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable, and collection is reasonably assured. For most sales, we use a binding purchase order and in certain cases we use a contractual agreement as evidence of an arrangement. We consider delivery to occur upon shipment provided title and risk of loss have passed to the customer based on the shipping terms. At the point of sale, we assess whether the arrangement fee is fixed and determinable and whether collection is reasonably assured. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of payment.

Our policy on sales to certain distributors, with rights of return, is to defer recognition of revenue and related cost of revenue until the distributors resell the product.

We record estimated reductions to revenue for customer programs at the time revenue is recognized. Our customer programs primarily involve rebates, which are designed to serve as sales incentives to resellers of our products in various target markets. We account for rebates in accordance with Emerging Issues Task Force Issue 01-9, or EITF 01-09, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)* and, as such, we accrue for 100% of the potential rebates and do not apply a breakage factor. Rebates typically expire six months from the date of the original sale, unless we reasonably believe that the customer intends to claim the rebate. Unclaimed rebates are reversed to revenue upon expiration of the rebate.

Our customer programs also include marketing development funds, or MDFs. We account for MDFs as either a reduction of revenue or an operating expense in accordance with EITF 01-09. MDFs represent monies paid to retailers, system builders, original equipment manufacturers, or OEMs, distributors and add-in card partners that are earmarked for market segment development and expansion and typically are designed to support our partners' activities while also promoting NVIDIA products. Depending on market conditions, we may take actions to increase amounts offered under customer programs, possibly resulting in an incremental reduction of revenue at the time such programs are offered.

We also record a reduction to revenue by establishing a sales return allowance for estimated product returns at the time revenue is recognized, based primarily on historical return rates. However, if product returns for a particular fiscal period exceed historical return rates we may determine that additional sales return allowances are required to properly reflect our estimated exposure for product returns.

License and Development Revenue

For license arrangements that require significant customization of our intellectual property components, we generally recognize this license revenue using the percentage-of-completion method of accounting over the period that services are performed. For all license and service arrangements accounted for under the percentage-of-completion method, we determine progress to completion based on actual direct labor hours incurred to date as a percentage of the estimated total direct labor hours required to complete the project. We periodically evaluate the actual status of each project to ensure that the estimates to complete each contract remain accurate. A provision for estimated losses on contracts is made in the period in which the loss becomes probable and can be reasonably estimated. Costs incurred in advance of revenue recognized are recorded as deferred costs on uncompleted contracts. If the amount billed exceeds the amount of revenue recognized, the excess amount is recorded as deferred revenue. Revenue recognized in any period is dependent on our progress toward completion of projects in progress. Significant management judgment and discretion are used to estimate total direct labor hours. Any changes in or deviations from these estimates could have a material effect on the amount of revenue we recognize in any period.

Advertising Expenses

We expense advertising costs in the period in which they are incurred. Advertising expenses for fiscal years 2009, 2008 and 2007 were $28.5 million, $11.4 million and $14.8 million, respectively.

Rent Expense

We recognize rent expense on a straight-line basis over the lease period and accrue for rent expense incurred, but not paid.

Product Warranties

We generally offer limited warranty to end-users that ranges from one to three years for products in order to repair or replace products for any manufacturing defects or hardware component failures. Cost of revenue includes the estimated cost of product warranties that are calculated at the point of revenue recognition. Under limited circumstances, we may offer an extended limited warranty to customers for certain products. We also accrue for known warranty and indemnification issues if a loss is probable and can be reasonably estimated.

Stock-based Compensation

Effective January 30, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R), *Share-Based Payment.* SFAS No. 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, we measure stock-based compensation at grant date, based on the fair value of the awards, and we recognize that compensation as expense using the straight-line attribution method over the requisite employee service period, which is typically the vesting period of each award. We elected to adopt the modified prospective application method provided by SFAS No. 123(R). Our estimates of the fair values of employee stock options are calculated using a binomial model.

Litigation, Investigation and Settlement Costs

From time to time, we are involved in legal actions and/or investigations by regulatory bodies. We are aggressively defending our current litigation matters for which we are responsible. However, there are many uncertainties associated with any litigation or investigation, and we cannot be certain that these actions or other third-party claims against us will be resolved without costly litigation, fines and/or substantial settlement payments. If that occurs, our business, financial condition and results of operations could be materially and adversely affected. If information becomes available that causes us to determine that a loss in any of our pending litigation, investigations or settlements is probable, and we can reasonably estimate the loss associated with such events, we will record the loss in accordance with accounting principles generally accepted in the United States. However, the actual liability in any such litigation or investigations may be materially different from our estimates, which could require us to record additional costs.

Foreign Currency Translation

We use the United States dollar as our functional currency for all of our subsidiaries. Foreign currency monetary assets and liabilities are remeasured into United States dollars at end-of-period exchange rates. Non-monetary assets and liabilities such as property and equipment, and equity, are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to the previously noted balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in "Other income (expense), net" in our Consolidated Financial Statements and to date have not been significant.

The impact of foreign currency transaction loss included in determining net income (loss) for fiscal years 2009, 2008 and 2007 was $2.0 million, $1.7 million and $0.5 million, respectively.

Income Taxes

Statement of Financial Accounting Standards No. 109, or SFAS No. 109, *Accounting for Income Taxes*, establishes financial accounting and reporting standards for the effect of income taxes. In accordance with SFAS No. 109, we recognize federal, state and foreign current tax liabilities or assets based on our estimate of taxes payable or refundable in the current fiscal year by tax jurisdiction. We also recognize federal, state and foreign deferred tax assets or liabilities, as appropriate, for our estimate of future tax effects attributable to temporary differences and carryforwards; and we record a valuation allowance to reduce any deferred tax assets by the amount of any tax benefits that, based on available evidence and judgment, are not expected to be realized.

United States income tax has not been provided on earnings of our non-United States subsidiaries to the extent that such earnings are considered to be permanently reinvested.

Our calculation of current and deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates of current and deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting standards or tax laws in the United States or foreign jurisdictions where we operate, or changes in other facts or circumstances. In addition, we recognize liabilities for potential United States and foreign income tax contingencies based on our estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than our current assessment, we may be required to recognize an income tax benefit or additional income tax expense in our financial statements, accordingly.

On January 29, 2007, we adopted FASB Interpretation No. 48, or FIN 48, *Accounting for Uncertainty in Income Taxes,* issued in July 2006. FIN 48 applies to all tax positions related to income taxes subject to SFAS No. 109. Under FIN 48 we recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. The cumulative effect of adoption of FIN 48 did not result in a material adjustment to our tax liability for unrecognized income tax benefits. Our policy to include interest and penalties related to unrecognized tax benefits as a component of income tax expense did not change as a result of implementing the FIN 48. Please refer to Note 13 of these Notes to the Consolidated Financial Statements for additional information.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income or loss. Other comprehensive income or loss components include unrealized gains or losses on available-for-sale securities, net of tax.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method. Under the treasury stock method, the effect of stock options outstanding is not included in the computation of diluted net income (loss) per share for periods when their effect is anti-dilutive.

Cash and Cash Equivalents

We consider all highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at the time of purchase to be cash equivalents. As of January 25, 2009 and January 27, 2008, our cash and cash equivalents were $417.7 million and $727.0 million, which includes $14.6 million and $218.1 million invested in money market funds for fiscal year 2009 and fiscal year 2008, respectively.

Marketable Securities

We account for our investment instruments in accordance with Statement of Financial Accounting Standards No. 115, or SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* All of our cash equivalents and marketable securities are treated as "available-for-sale" under SFAS No. 115. Cash equivalents consist of financial instruments which are readily convertible into cash and have original maturities of three months or less at the time of acquisition. Marketable securities consist primarily of highly liquid investments with a maturity of greater than three months when purchased. We classify our marketable securities at the date of acquisition in the available-for-sale category as our intention is to convert them into cash for operations. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. Any unrealized losses which are considered to be other-than-temporary impairments are recorded in the other income (expense) section of our consolidated statements of operations. Realized gains (losses) on the sale of marketable securities are determined using the specific-identification method and recorded in the other income (expense) section of our consolidated statements of operations.

All of our available-for-sale investments are subject to a periodic impairment review. Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary when the resulting fair value is significantly below cost basis and/or the significant decline has lasted for an extended period of time. The evaluation that we use to determine whether a marketable security is impaired is based on the specific facts and circumstances present at the time of assessment, which include the consideration of general market conditions, the duration and extent to which fair value is below cost, and our intent and ability to hold an investment for a sufficient period of time to allow for recovery in value. We also consider specific adverse conditions related to the financial health of and business outlook for an investee, including industry and sector performance, changes in technology, operational and financing cash flow factors, and changes in an investee's credit rating. Investments that we identify as having an indicator of impairment are subject to further analysis to determine if the investment is other than temporarily impaired, in which case we write down the investment to its estimated fair value.

Fair Value of Financial Instruments

The carrying value of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their relatively short maturities as of January 25, 2009 and January 27, 2008. Marketable securities are comprised of available-for-sale securities that are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. Fair value of the marketable securities is determined based on quoted market prices.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, marketable securities and accounts receivable. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset type and includes certain limits on our portfolio duration. All marketable securities are held in our name, managed by several investment managers and held by one major financial institution under a custodial arrangement. Accounts receivable from significant customers, those representing 10% or more of total accounts receivable aggregated approximately 38% of our accounts receivable balance from three customers at January 25, 2009 and approximately 12% of our accounts receivable balance from one customer at January 27, 2008. We perform ongoing credit evaluations of our customers' financial condition and maintain an allowance for potential credit losses. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. Our overall estimated exposure excludes amounts covered by credit insurance and letters of credit.

Accounts Receivable

We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments. We determine this allowance, which consists of an amount identified for specific customer issues as well as an amount based on overall estimated exposure. Factors impacting the allowance include the level of gross receivables, the financial condition of our customers and the extent to which balances are covered by credit insurance or letters of credit.

Inventories

Inventory cost is computed on an adjusted standard basis, which approximates actual cost on an average or first-in, first-out basis. Inventory costs consist primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, inventory provisions and shipping costs. We write down our inventory for estimated amounts related to lower of cost or market, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions. If actual market conditions are less favorable than those projected by management, or if our future product purchase commitments to our suppliers exceed our forecasted future demand for such products, additional future inventory write-downs may be required that could adversely affect our operating results. If actual market conditions are more favorable, we may have higher gross margins when products are sold. Sales to date of such products have not had a significant impact on our gross margin. Inventory reserves once established are not reversed until the related inventory has been sold or scrapped.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets, generally three to five years. The estimated useful lives of our buildings have estimated useful lives of up to twenty-five years. Depreciation expense includes the amortization of assets recorded under capital leases. Leasehold improvements and assets recorded under capital leases are amortized over the shorter of the lease term or the estimated useful life of the asset.

Goodwill

We account for goodwill in accordance with Statement of Financial Accounting Standards No. 142, or SFAS No. 142, *Goodwill and Other Intangible Assets*. Goodwill is subject to our annual impairment test during the fourth quarter of our fiscal year, or earlier if indicators of potential impairment exist, using a fair value-based approach. Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. For the purposes of completing our SFAS No. 142 impairment test, we perform our analysis on a reporting unit basis. We utilize a two-step approach to testing goodwill for impairment. The first step tests for possible impairment by applying a fair value-based test. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The second step, if necessary, measures the amount of such impairment by applying fair value-based tests to individual assets and liabilities.

Intangible Assets

Intangible assets primarily represent rights acquired under technology licenses, patents, acquired intellectual property, trademarks and customer relationships. We currently amortize our intangible assets with definitive lives over periods ranging from one to ten years using a method that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up or, if that pattern can not be reliably determined, using a straight-line amortization method.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, or SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset. Assets and liabilities to be disposed of would be separately presented in the consolidated balance sheet and the assets would be reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated.

Accounting for Asset Retirement Obligations

We account for asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, or SFAS No. 143, *Accounting for Asset Retirement Obligations*, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. During fiscal years 2009 and 2008, we recorded asset retirement obligations to return the leasehold improvements to their original condition upon lease termination at our headquarters facility in Santa Clara, California and certain laboratories at our international locations. As of January 25, 2009 and January 27, 2008, our net asset retirement obligations were $9.5 million and $6.5 million, respectively.

Adoption of New Accounting Pronouncements

On January 28, 2008, we adopted Statement of Financial Accounting Standards No. 157, or SFAS No. 157, *Fair Value Measurements* for all financial assets and liabilities. SFAS No. 157 applies to all financial assets and financial liabilities recognized or disclosed at fair value in the financial statements. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS No. 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The adoption of SFAS No. 157 for financial assets and liabilities did not have a significant impact on our consolidated financial statements, and the resulting fair values calculated under SFAS No. 157 after adoption were not significantly different than the fair values that would have been calculated under previous guidance. Please refer to Note 17 of these Notes to the Consolidated Financial Statements for further details on our fair value measurements.

Additionally, in February 2008, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position No. FAS 157-2, or FSP No. 157-2, *Effective Date of FASB Statement No. 157, to partially defer FASB Statement No. 157, Fair Value Measurements*. FSP No. 157-2 defers the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. We do not believe the adoption of FSP No. 157-2 will have a material impact on our consolidated financial position, results of operations and cash flows.

In October 2008, the FASB issued Staff Position No. FAS 157-3, or FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*. FSP No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP No. 157-3 is effective for all periods presented in accordance with SFAS No. 157. The adoption of FSP No. 157-3 did not have a significant impact on our consolidated financial statements, and the resulting fair values calculated under SFAS No. 157 after adoption were not significantly different than the fair values that would have been calculated under previous guidance.

On January 28, 2008, we adopted Statement of Financial Accounting Standards No. 159, or SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value using an instrument-by-instrument election. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. Under SFAS No. 159, we did not elect the fair value option for any of our assets and liabilities. The adoption of SFAS No. 159 did not have an impact on our consolidated financial statements.

In June 2007, the FASB ratified Emerging Issues Task Force Issue No. 07-3, or EITF 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities*. EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. We adopted the provisions of EITF 07-3 beginning with our fiscal quarter ended April 27, 2008. The adoption of EITF 07-3 did not have any impact on our consolidated financial position, results of operations and cash flows.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), or SFAS No. 141(R), *Business Combinations*. Under SFAS No. 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. In addition, acquired in-process research and development, or IPR&D, is capitalized as an intangible asset and amortized over its estimated useful life. We are required to adopt the provisions of SFAS No. 141(R) beginning with our fiscal quarter ending April 26, 2009. The adoption of SFAS No. 141(R) is expected to change our accounting treatment for business combinations on a prospective basis beginning in the period it is adopted.

In April 2008, the FASB issued FASB Staff Position No. FAS No.142-3, or FSP No. 142-3, *Determination of Useful Life of Intangible Assets*. FSP No. 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement of Financial Accounting Standards No. 142, or SFAS No. 142, *Goodwill and Other Intangible Assets.* FSP No. 142-3 also requires expanded disclosure regarding the determination of intangible asset useful lives. FSP No. 142-3 is effective for fiscal years beginning after December 15, 2008. Earlier adoption is not permitted. We are currently evaluating the potential impact the adoption of FSP No. 142-3 will have on our consolidated financial position, results of operations and cash flows.

Note 2—Stock-Based Compensation

The statement of operations includes stock-based compensation expense and the amortization of amounts capitalized as inventory, as follows:

	Year Ended		
	January 25, 2009	January 27, 2008	January 28, 2007
		(In thousands)	
Cost of revenue	$ 11,939	$ 10,886	$ 8,200
Research and development	98,007	76,617	70,077
Sales, general and administrative	52,760	45,862	38,458
Total	$162,706	$133,365	$116,735

Impact of the adoption of SFAS No. 123(R)

We elected to adopt the modified prospective application method beginning January 30, 2006 as provided by SFAS No. 123(R). Accordingly, during fiscal year 2007, we recorded stock-based compensation expense for awards granted prior to, but not yet vested, as of January 29, 2006, equal to the amount that would have been recognized if the fair value method required for pro forma disclosure under SFAS No. 123 had been in effect for expense recognition purposes, adjusted for estimated forfeitures. Previously reported amounts have not been restated.

Our adoption of SFAS No. 123(R) resulted in a cumulative benefit from the accounting change of $0.7 million during fiscal year 2007, which reflects the net cumulative impact of estimating forfeitures in the determination of period expense by reversing the previously recognized cumulative compensation expense related to those forfeitures, rather than recording forfeitures when they occur as previously permitted.

Stock-based compensation expense that would have been recorded under APB No. 25 during the year ended January 28, 2007 was approximately $3.0 million. Upon our adoption of SFAS No. 123(R), at January 30, 2006, we reclassified the unearned stock-based compensation expense balance of approximately $3.6 million that would have been recorded under APB No. 25 to additional paid-in capital in our Consolidated Balance Sheet. The adoption of SFAS No. 123(R) reduced our basic and diluted earnings per share by $0.19 and $0.17, respectively, and reduced our net income by $102.7 million for the year ended January 28, 2007.

Prior to adopting SFAS No. 123(R), we presented all tax benefits resulting from the exercise of stock options as operating cash flows in our Consolidated Statement of Cash Flows. However, as required by our adoption of SFAS No. 123(R), since fiscal year 2007, we began classifying cash flows resulting from gross tax benefits as a part of cash flows from financing activities. Gross tax benefits are realized tax benefits from tax deductions for exercised options in excess of cumulative compensation cost for those instruments recognized in our consolidated financial statements. The effect of this change in classification on our Consolidated Statement of Cash Flows resulted in cash used from operations of $0.9 million and $0.2 million and cash provided by financing activities of $0.9 million and $0.2 million for the years ended January 25, 2009 and January 27, 2008, respectively. During year ended January 28, 2007, cash used from operations and cash provided by financing activities was $0.2 million each.

Subsequent to the adoption of SFAS No. 123(R)

As of January 25, 2009 and January 27, 2008, the aggregate amount of unearned stock-based compensation expense related to our stock options was $193.8 million and $233.6 million, respectively, adjusted for estimated forfeitures, which we will recognize over an estimated weighted average amortization period of 1.82 and 2.08 years, respectively.

Stock-based compensation capitalized in inventories resulted in a benefit of $2.0 million and a charge of $0.3 million in cost of revenue during the years ended January 25, 2009 and January 27, 2008, respectively.

During fiscal years 2009, 2008 and 2007, we granted approximately 17.9 million, 17.2 million and 17.9 million stock options, respectively, with estimated total grant-date fair values of $143.6 million, $207.4 million and $138.4 million, respectively, and weighted average grant-date fair values of $8.03, $11.98 and $7.85 per option, respectively. Of these amounts, we estimated that the stock-based compensation expense related to the awards that are not expected to vest for fiscal years 2009, 2008 and 2007 was $23.8 million, $40.0 million and $26.7 million, respectively.

Valuation Assumptions

We utilize a binomial model for calculating the estimated fair value of new stock-based compensation awards granted under our stock option plans. We have determined that the use of implied volatility is expected to be reflective of market conditions and, therefore, can be expected to be a reasonable indicator of our expected volatility. We also segregate options into groups of employees with relatively homogeneous exercise behavior in order to calculate the best estimate of fair value using the binomial valuation model. As such, the expected term assumption used in calculating the estimated fair value of our stock-based compensation awards using the binomial model is based on detailed historical data about employees' exercise behavior, vesting schedules, and death and disability probabilities. Our management believes the resulting binomial calculation provides a reasonable estimate of the fair value of our employee stock options. For our employee stock purchase plan we continue to use the Black-Scholes model.

SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on historical experience. If factors change and we employ different assumptions in the application of SFAS No. 123(R) in future periods, the compensation expense that we record under SFAS No. 123(R) may differ significantly from what we have recorded in the current period.

The fair value of stock options granted under our stock option plans and shares issued under our employee stock purchase plan have been estimated at the date of grant with the following assumptions:

	Year Ended		
	January 25, 2009	January 27, 2008	January 28, 2007
	(Using a binomial model)		
Stock Options			
Weighted average expected life of stock options (in years)	3.6 - 5.8	3.8 - 5.8	3.6 - 5.1
Risk free interest rate	1.7% - 3.7%	3.3% - 5.0%	4.7% - 5.1%
Volatility	52% - 105%	37% - 54%	39% - 51%
Dividend yield	—	—	—

	Year Ended		
	January 25, 2009	January 27, 2008	January 28, 2007
	(Using the Black-Scholes model)		
Employee Stock Purchase Plan			
Weighted average expected life of stock options (in years)	0.5 - 2.0	0.5 - 2.0	0.5 - 2.0
Risk free interest rate	1.6% - 2.4%	3.5% - 5.2%	1.6% - 5.2%
Volatility	62% - 68%	38% - 54%	30% - 47%
Dividend yield	—	—	—

Equity Incentive Program

We consider equity compensation to be long-term compensation and an integral component of our efforts to attract and retain exceptional executives, senior management and world-class employees. We believe that properly structured equity compensation aligns the long-term interests of stockholders and employees by creating a strong, direct link between employee compensation and stock appreciation, as stock options are only valuable to our employees if the value of our common stock increases after the date of grant.

2007 Equity Incentive Plan

At the Annual Meeting of Stockholders held on June 21, 2007, our stockholders approved the NVIDIA Corporation 2007 Equity Incentive Plan, or the 2007 Plan.

The 2007 Plan authorizes the issuance of incentive stock options, nonstatutory stock options, restricted stock, restricted stock unit, stock appreciation rights, performance stock awards, performance cash awards, and other stock-based awards to employees, directors and consultants. Only our employees may receive incentive stock options. The 2007 Plan succeeds our 1998 Equity Incentive Plan, our 1998 Non-Employee Directors' Stock Option Plan, our 2000 Nonstatutory Equity Incentive Plan, and the PortalPlayer, Inc. 2004 Stock Incentive Plan, or the Prior Plans. All options and stock awards granted under the Prior Plans shall remain subject to the terms of the Prior Plans with respect to which they were originally granted. Up to 101,845,177 shares which, due to the subsequent stock split now totals 152,767,766 shares, of our common stock may be issued pursuant to stock awards granted under the 2007 Plan or the Prior Plans. As of January 25, 2009, 29.5 million shares were available for future issuance under the 2007 Plan.

Options granted to new employees generally vest ratably quarterly over a three-year period. Grants to existing employees in recognition of performance generally vest as to 25% of the shares two years and three months after the date of grant and as to the remaining 75% of the shares subject to the option in equal quarterly installments over a nine month period. Options granted under the 2007 Plan generally expire in six years from the date of grant.

Unless terminated sooner, the 2007 Plan is scheduled to terminate on April 23, 2017. Our Board may suspend or terminate the 2007 Plan at any time. No awards may be granted under the 2007 Plan while the 2007 Plan is suspended or after it is terminated. The Board may also amend the 2007 Plan at any time. However, if legal, regulatory or listing requirements require stockholder approval, the amendment will not go into effect until the stockholders have approved the amendment.

PortalPlayer, Inc. 1999 Stock Option Plan

We assumed options issued under the PortalPlayer, Inc. 1999 Stock Option Plan, or the 1999 Plan, when we completed our acquisition of PortalPlayer on January 5, 2007. The 1999 Plan was terminated upon completion of PortalPlayer's initial public offering of common stock in calendar 2004. No shares of common stock are available for issuance under the 1999 Plan other than to satisfy exercises of stock options granted under the 1999 Plan prior to its termination and any shares that become available for issuance as a result of expiration or cancellation of an option that was issued pursuant to the 1999 Plan. Previously authorized yet unissued shares under the 1999 Plan were cancelled upon completion of PortalPlayer's initial public offering.

Each option we assumed in connection with our acquisition of PortalPlayer was converted into the right to purchase that number of shares of NVIDIA common stock determined by multiplying the number of shares of PortalPlayer common stock underlying such option by 0.3601 and then rounding down to the nearest whole number of shares. The exercise price per share for each assumed option was similarly adjusted by dividing the exercise price by 0.3601 and then rounding up to the nearest whole cent. Vesting schedules and expiration dates did not change.

Under the 1999 Plan, incentive stock options were granted at a price that was not less than 100% of the fair market value of PortalPlayer's common stock, as determined by its board of directors, on the date of grant. Non-statutory stock options were granted at a price that was not less than 85% of the fair market value of PortalPlayer's common stock, as determined by its board of directors, on the date of grant.

Generally, options granted under the 1999 Plan are exercisable for a period of ten years from the date of grant, and shares vest at a rate of 25% on the first anniversary of the grant date of the option, and an additional 1/48th of the shares upon completion of each succeeding full month of continuous employment thereafter.

1998 Employee Stock Purchase Plan

In February 1998, our Board approved the 1998 Employee Stock Purchase Plan, or the Purchase Plan. In June 1999, the Purchase Plan was amended to increase the number of shares reserved for issuance automatically each year at the end of our fiscal year for the next 10 years (commencing at the end of fiscal 2000 and ending 10 years later in 2009) by an amount equal to 2% of the outstanding shares on each such date, including on an as-if-converted basis preferred stock and convertible notes, and outstanding options and warrants, calculated using the treasury stock method; provided that the maximum number of shares of common stock available for issuance from the Purchase Plan could not exceed 52,000,000 shares which, due to subsequent stock-splits, is now 78,000,0000 shares. The number of shares will no longer be increased annually as we reached the maximum permissible number of shares at the end of fiscal year 2006. There are a total of 78,000,000 shares authorized for issuance. At January 25, 2009, 33,395,699 shares had been issued under the Purchase Plan and 44,604,301 shares were available for future issuance.

The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. Under the Purchase Plan, the Board has authorized participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. Under the Purchase Plan, separate offering periods shall be no longer than 27 months. Under the current offering adopted pursuant to the Purchase Plan, each offering period is 24 months, which is divided into four purchase periods of 6 months.

Employees are eligible to participate if they are employed by us or an affiliate of us as designated by the Board. Employees who participate in an offering may have up to 10% of their earnings withheld pursuant to the Purchase Plan up to certain limitations and applied on specified dates determined by the Board to the purchase of shares of common stock. The Board may increase this percentage at its discretion, up to 15%. The price of common stock purchased under the Purchase Plan will be equal to the lower of the fair market value of the common stock on the commencement date of each offering period and the purchase date of each offering period at 85% at the fair market value of the common stock on the relevant purchase date. During fiscal years 2009, 2008 and 2007, employees purchased approximately 3.0 million, 2.1 million and 5.7 million shares with weighted-average prices of $12.79, $14.29 and $4.28 per share, respectively, and grant-date fair values of $5.90, $5.48 and $2.43 per share, respectively. Employees may end their participation in the Purchase Plan at any time during the offering period, and participation ends automatically on termination of employment with us and in each case their contributions are refunded.

The following summarizes the transactions under our equity incentive plans:

	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price Per Share
Balances, January 29, 2006	46,966,464	131,937,720	$ 6.33
Authorized	1,637,075	—	—
Granted and assumed	(18,809,418)	18,809,418	$19.73
Exercised	—	(36,878,840)	$ 5.34
Cancelled	2,876,306	(2,876,306)	$ 8.95
Balances, January 28, 2007	32,670,427	110,991,992	$ 8.86
Authorized	25,114,550	—	—
Granted	(17,201,305)	17,201,305	$27.32
Exercised	—	(34,151,892)	$ 5.74
Cancelled	3,460,332	(3,460,332)	$18.45
Balances, January 27, 2008	44,044,004	90,581,073	$13.18
Authorized	—	—	—
Granted	(17,888,695)	17,888,695	$ 8.03
Exercised	—	(7,670,038)	$ 3.14
Cancelled	3,345,450	(3,345,450)	$ 7.66
Balances, January 25, 2009	29,500,759	97,454,280	$13.83

The total intrinsic value of options exercised was $84.9 million, $757.5 million and $530.7 million for fiscal years 2009, 2008 and 2007, respectively. The total fair value of options vested was $117.0 million, $102.8 million and $100.9 million for fiscal years 2009, 2008 and 2007, respectively.

The following table summarizes the options outstanding, options vested and expected to vest and options exercisable as of January 25, 2009:

	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value [1]
Options outstanding	3.16 years	$59.1 million
Options vested and expected to vest [2]	3.09 years	$59.1 million
Options exercisable	2.18 years	$59.0 million

(1) The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value for in-the-money options at January 25, 2009, based on the $7.71 closing stock price of our common stock on the NASDAQ Global Select Market, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date. The total number of in-the-money options outstanding and exercisable as of January 25, 2009 was 19.7 million shares and 19.2 million shares, respectively.

(2) Options vested and expected to vest include 93.7 million options with a weighted average exercise price of $13.59 per share.

The following table summarizes information about stock options outstanding as of January 25, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.01 - $5.00	11,047,215	1.3	$ 3.49	11,047,215	$ 3.49
5.01 - 7.50	7,920,796	1.7	$ 6.14	7,729,362	$ 6.11
7.51 - 10.00	27,082,933	2.9	$ 8.86	18,645,057	$ 8.46
10.01 - 15.00	14,067,091	2.8	$ 12.15	12,997,641	$ 12.13
15.01 - 20.00	24,566,194	4.2	$ 18.63	6,022,747	$ 18.75
20.01 - 50.00	12,744,164	4.5	$ 30.56	3,424,924	$ 26.79
50.00 and above	25,887	6.7	$ 64.05	25,887	$ 67.12
	97,454,280	3.2	$ 13.83	59,892,833	$ 10.15

We settle employee stock option exercises with newly issued common shares. We do not have any equity instruments outstanding other than the options described above as of January 25, 2009.

Please refer to Note 19 for further discussion regarding the cash tender offer for certain employee stock options that our Board of Directors approved in February 2009.

Note 3—Restructuring Charges and Other

On September 18, 2008, we announced a workforce reduction to allow for continued investment in strategic growth areas, which was completed in the third quarter of fiscal year 2009. As a result, we eliminated approximately 360 positions worldwide, or about 6.5% of our global workforce. During fiscal year 2009, expenses associated with the workforce reduction, which were comprised primarily of severance and benefits payments to these employees, totaled $8.0 million. The remaining accrual of $0.2 million as of January 25, 2009 relates to severance and benefits payments, which are expected to be paid during the first quarter of fiscal year 2010.

The following table provides a summary of the restructuring activities and related liabilities recorded in accrued liabilities in our Consolidated Balance Sheet as of January 25, 2009:

	(In thousands)
Accrued Restructuring Charges:	
Balance at January 27, 2008	$ —
Charges	7,956
Cash payments	(7,440)
Non-cash charges	(330)
Balance at January 25, 2009	$ 186

Restructuring and other expenses for fiscal year 2009 also included a non-recurring charge of $18.9 million associated with the termination of a development contract related to a new campus construction project that has been put on hold.

Note 4—Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the periods presented:

	Year Ended		
	January 25, 2009	January 27, 2008	January 28, 2007
	(In thousands, except per share data)		
Numerator:			
Net income (loss)	$(30,041)	$797,645	$448,834
Denominator:			
Denominator for basic net income (loss) per share, weighted average shares	548,126	550,108	528,606
Effect of dilutive securities:			
Stock options outstanding	—	56,624	58,650
Denominator for diluted net income (loss) per share, weighted average shares	548,126	606,732	587,256
Net income (loss) per share:			
Basic net income (loss) per share	$ (0.05)	$ 1.45	$ 0.85
Diluted net income (loss) per share	$ (0.05)	$ 1.31	$ 0.76

All of our outstanding stock options were anti-dilutive during fiscal year 2009 and excluded from the computation of diluted earnings per share due to the net loss for fiscal year 2009. Diluted net income (loss) per share does not include the effect of anti-dilutive common equivalent shares from stock options outstanding of 11.9 million and 13.4 million for fiscal years 2008 and 2007, respectively. The weighted average exercise price of stock options excluded from the computation of diluted earnings per share was $32.05 and $20.09 for fiscal years 2008 and 2007, respectively.

Note 5—3dfx

During fiscal year 2002, we completed the purchase of certain assets from 3dfx Interactive, Inc., or 3dfx, for an aggregate purchase price of approximately $74.2 million. On December 15, 2000, NVIDIA Corporation and one of our indirect subsidiaries entered into an Asset Purchase Agreement, or the APA, which closed on April 18, 2001, to purchase certain graphics chip assets from 3dfx. Under the terms of the APA, the cash consideration due at the closing was $70.0 million, less $15.0 million that was loaned to 3dfx pursuant to a Credit Agreement dated December 15, 2000. The APA also provided, subject to the other provisions thereof, that if 3dfx properly certified that all its debts and other liabilities had been provided for, then we would have been obligated to pay 3dfx one million shares, which due to subsequent stock splits now totals six million shares, of NVIDIA common stock. If 3dfx could not make such a certification, but instead properly certified that its debts and liabilities could be satisfied for less than $25.0 million, then 3dfx could have elected to receive a cash payment equal to the amount of such debts and liabilities and a reduced number of shares of our common stock, with such reduction calculated by dividing the cash payment by $25.00 per share. If 3dfx could not certify that all of its debts and liabilities had been provided for, or could not be satisfied, for less than $25.0 million, we would not be obligated under the APA to pay any additional consideration for the assets.

In October 2002, 3dfx filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of California. In March 2003, the Trustee appointed by the Bankruptcy Court to represent

3dfx's bankruptcy estate served his complaint on NVIDIA. The Trustee's complaint asserts claims for, among other things, successor liability and fraudulent transfer and seeks additional payments from us. On October 13, 2005, the Bankruptcy Court heard the Trustee's motion for summary adjudication, and on December 23, 2005, denied that motion in all material respects and held that NVIDIA may not dispute that the value of the 3dfx transaction was less than $108 million. The Bankruptcy Court denied the Trustee's request to find that the value of the 3dfx assets conveyed to NVIDIA was at least $108 million. In early November 2005, after several months of mediation, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, agreed to a Plan of Liquidation of 3dfx, which included a conditional settlement of the Trustee's claims against us. This conditional settlement was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court. The conditional settlement called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx. The Trustee advised that he intended to object to the settlement. The conditional settlement never progressed substantially through the confirmation process.

On December 21, 2006, the Bankruptcy Court scheduled a trial for one portion of the Trustee's case against NVIDIA. On January 2, 2007, NVIDIA terminated the settlement agreement on grounds that the Bankruptcy Court had failed to proceed toward confirmation of the Creditors' Committee's plan. A non-jury trial began on March 21, 2007 on valuation issues in the Trustee's constructive fraudulent transfer claims against NVIDIA. Specifically, the Bankruptcy Court tried four questions: (1) what did 3dfx transfer to NVIDIA in the APA?; (2) of what was transferred, what qualifies as "property" subject to the Bankruptcy Court's avoidance powers under the Uniform Fraudulent Transfer Act and relevant bankruptcy code provisions?; (3) what is the fair market value of the "property" identified in answer to question (2)?; and (4) was the $70 million that NVIDIA paid "reasonably equivalent" to the fair market value of that property? The parties completed post-trial briefing on May 25, 2007. On April 30, 2008, the Bankruptcy Court issued its Memorandum Decision After Trial, in which it provided a detailed summary of the trial proceedings and the parties' contentions and evidence and concluded that "the creditors of 3dfx were not injured by the Transaction." This decision did not entirely dispose of the Trustee's action, however, as the Trustee's claims for successor liability and intentional fraudulent conveyance were still pending. On June 19, 2008, NVIDIA filed a motion for summary judgment to convert the Memorandum Decision After Trial to a final judgment. That motion was granted in its entirety and judgment was entered in NVIDIA's favor on September 11, 2008. The Trustee filed a Notice of Appeal from that judgment on September 22, 2008, and on September 25, 2008, NVIDIA exercised its election to have the appeal heard by the United States District Court, where the appeal is pending.

While the conditional settlement reached in November 2005 never progressed through the confirmation process, the Trustee's case still remains pending appeal. As such, we have not reversed the accrual of $30.6 million—$5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx—that we recorded during the three months ended October 30, 2005, pending resolution of the appeal of the Trustee's case. We do not believe the resolution of this matter will have a material impact on our results of operations or financial position.

The 3dfx asset purchase price of $95.0 million and $4.2 million of direct transaction costs were allocated based on fair values presented below. The final allocation of the purchase price of the 3dfx assets is contingent upon the outcome of all of the 3dfx litigation. Please refer to Note 12 of these Notes to the Consolidated Financial Statements for further information regarding this litigation.

	Fair Market Value	Straight-Line Amortization Period
	(In thousands)	(Years)
Property and equipment	$ 2,433	1-2
Trademarks	11,310	5
Goodwill	85,418	—
Total	$99,161	

Note 6—Business Combinations

On February 10, 2008, we acquired Ageia Technologies, Inc., or Ageia, an industry leader in gaming physics technology. The combination of the graphics processing unit, or GPU, and physics engine brands is expected to enhance the visual experience of the gaming world. The aggregate purchase price consisted of total consideration of approximately $29.7 million.

On November 30, 2007, we completed our acquisition of Mental Images, Inc., or Mental Images, an industry leader in photorealistic rendering technology. The aggregate purchase price consisted of total consideration of approximately $88.3 million. The total consideration also includes approximately $7.8 million which reflects an initial investment we made in Mental Images in prior periods and $5.6 million primarily towards guaranteed payments subsequent to completion of our acquisition.

We allocated the purchase price of each of these acquisitions to tangible assets, liabilities and identifiable intangible assets acquired, as well as IPR&D, if identified, based on their estimated fair values. The excess of purchase price over the aggregate fair values was recorded as goodwill. The fair value assigned to identifiable intangible assets acquired was based on estimates and assumptions made by management. Purchased intangibles are amortized on a straight-line basis over their respective useful lives.

As of January 25, 2009, the estimated fair values of the purchase price allocated to assets we acquired and liabilities we assumed on the respective acquisition dates were as follows:

	Mental Images	Ageia
	(In thousands)	
Fair Market Values		
Cash and cash equivalents	$ 988	$ 1,744
Marketable securities	—	28
Accounts receivable	1,462	911
Prepaid and other current assets	214	1,149
Property and equipment	830	169
In-process research and development	4,000	—
Goodwill	59,252	19,198
Intangible assets:		
Existing technology	14,400	13,450
Customer relationships	6,500	170
Patents	5,000	—
Trademark	1,200	900
Total assets acquired	93,846	37,719
Current liabilities	(1,243)	(6,969)
Acquisition related costs	(1,313)	(1,030)
Long-term liabilities	(2,970)	—
Total liabilities assumed	(5,526)	(7,999)
Purchase price allocation	$88,320	$29,720

	Mental Images	Ageia
	(Straight-line depreciation/amortization period)	
Property and equipment	2 - 5 years	1 -2 years
Intangible assets:		
Existing technology	4 - 5 years	4 years
Customer relationships	4 - 5 years	5 years
Patents	5 years	—
Trademark	5 years	5 years

The amount of the IPR&D represents the value assigned to research and development projects of Mental Images that had commenced but had not yet reached technological feasibility at the time of the acquisition and for which we had no alternative future use. In accordance with Statement of Financial Accounting Standards No. 2, or SFAS No. 2, *Accounting for Research and Development Costs*, as clarified by FASB issued Interpretation No. 4, or FIN 4, *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method an interpretation of FASB Statement No. 2*, amounts assigned to IPR&D meeting the above-stated criteria were charged to research and development expenses as part of the allocation of the purchase price.

The pro forma results of operations for our acquisitions during fiscal years 2009 and 2008 have not been presented because the effects of the acquisitions, individually or in the aggregate, were not material to our results.

Note 7—Goodwill

The carrying amount of goodwill is as follows:

	January 25, 2009	January 27, 2008
	(In thousands)	
PortalPlayer	$104,896	$104,473
3dfx	75,326	75,326
Mental Images	59,252	63,086
MediaQ	35,167	35,167
ULi	31,115	31,115
Hybrid Graphics	27,906	27,906
Ageia	19,198	—
Other	16,984	16,984
Total goodwill	$369,844	$354,057

During fiscal year 2009, goodwill increased by $15.8 million, primarily due to $19.2 million of goodwill associated with our acquisition of Ageia on February 10, 2008. This increase in goodwill was offset by a decrease of $3.8 million for Mental Images related to the reassessment of estimates made during the preliminary purchase price allocation.

Goodwill is subject to our annual impairment test during the fourth quarter of our fiscal year, or earlier if indicators of potential impairment exist, using a fair value-based approach. We completed our most recent annual impairment test during the fourth quarter of fiscal year 2009 and concluded that there was no impairment. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. This assessment is based upon a discounted cash flow analysis and analysis of our market capitalization. The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance such as revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. Our estimates of discounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to our business model or changes in operating performance. Additionally, certain estimates of discounted cash flows involve businesses with limited financial history and developing revenue models, which increase the risk of differences between the projected and actual performance. Significant differences between these estimates and actual cash flows could materially affect our future financial results. These factors increase the risk of differences between projected and actual performance that could impact future estimates of fair value of all reporting units. In addition, determining the number of reporting units and the fair value of a reporting unit requires us to make judgments and involves the use of significant estimates and assumptions. We also make judgments and assumptions in allocating assets and liabilities to each of our reporting units. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. The long-term financial forecast represents the best estimate that we have at this time and we believe that its underlying assumptions are reasonable. However, actual performance in the near-term and longer-term could be materially different from these forecasts, which could impact future estimates of fair value of our reporting units and may result in a charge to earnings in future periods due to the potential for a write-down of goodwill in connection with such tests.

The amount of goodwill allocated to our GPU, PSB, MCP and CPB segments as of January 25, 2009, was $86.9 million, $95.1 million, $46.2 million and $141.6 million, respectively. As of January 27, 2008, the amount of goodwill allocated to our GPU, PSB, MCP and CPB segments, was $67.8 million, $99.0 million, $46.3 million and $141.0 million, respectively. Please refer to Note 16 of these Notes to the Consolidated Financial Statements for further segment information.

Note 8—Amortizable Intangible Assets

The components of our amortizable intangible assets are as follows:

	January 25, 2009				January 27, 2008			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life
	(In thousands)			(In years)	(In thousands)			(In years)
Technology licenses	$130,654	$(34,610)	$ 96,044	9.4	$ 94,970	$ (32,630)	$ 62,340	9.1
Acquired intellectual property	75,340	(35,200)	40,140	4.0	77,900	(41,030)	36,870	4.1
Patents	18,588	(7,671)	10,917	5.3	35,348	(27,632)	7,716	4.3
Other	—	—	—	—	1,494	(1,494)	—	—
Total intangible assets	$224,582	$(77,481)	$147,101		$209,712	$(102,786)	$106,926	

The increase in the gross carrying amount of technology licenses as of January 25, 2009 when compared to January 27, 2008 is primarily related to approximately $21.8 million of net cash outflows during fiscal year 2009 under a confidential patent licensing arrangement that we originally entered into during fiscal year 2007 and $25.0 million towards the purchase of a non-exclusive license related to advanced power management and other computing technologies that we entered into during fiscal year 2009. These increases were offset by amortization for fiscal year 2009. Additionally, the increase in the net carrying value of acquired intellectual property is primarily related to the intangible assets that resulted from our acquisition of Ageia during fiscal year 2009, offset by amortization for fiscal year 2009. Please refer to Note 6 of these Notes to the Consolidated Financial Statements for further information. During fiscal year 2009, the increase in the gross carrying amount of the intangible assets was offset by the write-off of fully amortized intangible assets that are no longer in use.

Amortization expense associated with intangible assets for fiscal years 2009, 2008 and 2007 was $32.6 million, $24.5 million and $19.8 million, respectively. Future amortization expense for the net carrying amount of intangible assets at January 25, 2009 is estimated to be, $30.9 million in fiscal year 2010, $27.2 million in fiscal year 2011, $24.6 million in fiscal year 2012, $18.6 million in fiscal year 2013, $14.1 million in fiscal year 2014 and $31.7 million in fiscal years subsequent to fiscal year 2014.

Note 9—Marketable Securities

We account for our investment instruments in accordance with Statement of Financial Accounting Standards No. 115, or SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* All of our cash equivalents and marketable securities are treated as "available-for-sale" under SFAS No. 115. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset type and certain limits on our portfolio duration, as specified in our investment policy guidelines. These guidelines also limit the amount of credit exposure to any one issue, issuer or type of instrument. The following is a summary of cash equivalents and marketable securities at January 25, 2009 and January 27, 2008:

	January 25, 2009			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
	(In thousands)			
Debt securities of United States government agencies	$ 313,319	$ 4,815	$ (13)	$ 318,121
Corporate debt securities	252,265	680	(1,771)	251,174
Mortgage backed securities issued by United States government-sponsored enterprises	162,243	361	(1,405)	161,199
Money market funds	139,046	—	—	139,046
Commercial paper	56,995	2	—	56,997
Debt securities issued by United States Treasury	53,407	1,868	—	55,275
Asset-backed securities	39,014	71	(227)	38,858
Total	$1,016,289	$ 7,797	$(3,416)	$1,020,670
Classified as:				
Cash equivalents				$ 182,968
Marketable securities				837,702
Total				$1,020,670

	January 27, 2008			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
	(In thousands)			
Commercial paper	$ 513,887	$ 31	$ (2)	$ 513,916
Debt securities of United States government agencies	363,434	4,365	(69)	367,730
Corporate debt securities	361,452	2,844	(281)	364,015
Money market funds	218,055	—	—	218,055
Asset-backed securities	110,287	1,232	(11)	111,508
Mortgage backed securities issued by United States government-sponsored enterprises	69,620	769	(5)	70,384
Debt securities issued by United States Treasury	29,327	256	—	29,583
Equity securities	2,491	1,613	—	4,104
Total	$1,668,553	$11,110	$ (368)	$1,679,295
Classified as:				
Cash equivalents				$ 596,786
Marketable securities				1,082,509
Total				$1,679,295

The following table provides the breakdown of the investments with unrealized losses at January 25, 2009:

	Less than 12 months		12 months or greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)					
Corporate debt securities	90,253	(885)	55,888	(886)	146,141	(1,771)
Mortgage backed securities issued by United States government-sponsored enterprises	4,851	(79)	95,552	(1,326)	100,403	(1,405)
Debt securities of United States government agencies	24,971	(3)	20,003	(10)	44,974	(13)
Asset-backed securities	$ 18,484	$ (151)	$ 3,669	$ (76)	$ 22,153	$ (227)
Total	$138,559	$(1,118)	$175,112	$(2,298)	$313,671	$(3,416)

We performed an impairment review of our investment portfolio as of January 25, 2009. Factors consider general market conditions, the duration and extent to which fair value is below cost, and our intent and ability to hold an investment for a sufficient period of time to allow for recovery in value. We also consider specific adverse conditions related to the financial health of and business outlook for an investee, including industry and sector performance, changes in technology, operational and financing cash flow factors, and changes in an investee's credit rating. Investments that we identify as having an indicator of impairment are subject to further analysis to determine if the investment was other than temporarily impaired.

As of January 25, 2009 we had fifty seven investments that were in an unrealized loss position with unrealized loss duration of less than one year. The gross unrealized losses related to fixed income securities were due to changes in interest rates. We have determined that the gross unrealized losses on investment securities at January 25, 2009 are temporary in nature. Currently, we have the intent and ability to hold our investments with impairment indicators until maturity. Based on our quarterly impairment review and having considered the guidance in Statement of Financial Accounting Standards Staff Position No. 115-1, or FSP No. 115-1, *A Guide to the Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities*, we recorded other than temporary impairment charges of $9.9 million during the year ended January 25, 2009. These charges include $5.6 million related to what we believe is an other than temporary impairment of our investment in the money market funds held by the Reserve International Liquidity Fund, Ltd., or International Reserve Fund; $2.5 million related to a decline in the value of publicly traded equity securities and $1.8 million related to debt securities held by us that were issued by companies that have filed for bankruptcy as of January 25, 2009. Please refer to Note 17 of these Notes to the Consolidated Financial Statements for further details. We concluded that our investments were appropriately valued and that, except for the $9.9 million impairment charges recognized during fiscal year 2009, no other than temporary impairment charges were necessary on our portfolio of available for sale investments as of January 25, 2009.

Net realized gains (losses), excluding any impairment charges, for fiscal year 2009 was $2.1 million. Net realized gains (losses) for fiscal years 2008 and 2007 were not material. As of January 25, 2009, we had a net unrealized gain of $4.4 million, which was comprised of gross unrealized gains of $7.8 million, offset by $3.4 million of gross unrealized losses. As of January 27, 2008, we had a net unrealized gain of $10.7 million, which was comprised of gross unrealized gains of $11.1 million, offset by $0.4 million of gross unrealized losses.

The amortized cost and estimated fair value of cash equivalents and marketable securities which are primarily debt instruments, are classified as available-for-sale at January 25, 2009 and January 27, 2008 and are shown below by contractual maturity.

	January 25, 2009		January 27, 2008	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)			
Less than one year	$ 484,869	$ 484,616	$1,141,725	$1,144,021
Due in 1 - 5 years	369,177	374,855	454,717	460,786
Due in 6 - 7 years	—	—	—	—
Mortgage-backed securities issued by government-sponsored enterprises not due at a single maturity date	162,243	161,199	69,620	70,384
Total	$1,016,289	$1,020,670	$1,666,062	$1,675,191

Note 10—Balance Sheet Components

Certain balance sheet components are as follows:

	January 25, 2009	January 27, 2008
	(In thousands)	
Inventories:		
Raw materials	$ 27,804	$ 31,299
Work in-process	132,960	107,835
Finished goods	377,070	219,387
Total inventories	$537,834	$358,521

	January 25, 2009	January 27, 2008	Estimated Useful Life
	(In thousands)		(Years)
Property and Equipment:			
Land	$ 217,866	$ 38,442	(A)
Building	29,216	4,104	3 - 25
Test equipment	234,368	186,774	3
Software and licenses	201,560	246,725	3 - 5
Leasehold improvements	136,008	103,353	(B)
Computer equipment	125,533	137,642	3
Office furniture and equipment	32,224	28,220	5
Capital leases	26,618	—	(C)
Construction in process	5,360	8,258	(D)
	1,008,753	753,518	
Accumulated depreciation and amortization	(382,955)	(393,710)	
Total property and equipment, net	$ 625,798	$ 359,808	

The increase in property and equipment, net, at January 25, 2009 compared to January 27, 2008, includes the purchase of a property that is comprised of approximately 25 acres of land and ten commercial buildings in

Santa Clara, California, for approximately $194.8 million. During fiscal year 2009, the increase in the gross carrying amount of the property and equipment was offset by the write-off of fully depreciated assets that were no longer in use.

(A) Land is a non-depreciable asset.

(B) Leasehold improvements are amortized based on the lesser of either the asset's estimated useful life or the remaining lease term.

(C) Capital leases are amortized based on the lesser of either the asset's estimated useful life or the remaining lease term.

(D) Construction in process represents assets that are not in service as of the balance sheet date.

Depreciation expense for fiscal years 2009, 2008 and 2007 was $152.4 million, $111.0 million and $88.0 million, respectively.

	January 25, 2009	January 27, 2008
	(In thousands)	
Prepaid Expenses and Other		
Prepaid maintenance	$ 11,268	$ 10,996
Prepaid insurance	5,400	6,140
Prepaid taxes	3,571	3
Prepaid rent	3,254	2,912
Other	16,301	23,017
Total prepaid expenses and other	$ 39,794	$ 43,068

	January 25, 2009	January 27, 2008
	(In thousands)	
Deposits and Other Assets		
Prepaid maintenance, long term	$ 20,005	$ 20,958
Lease deposits	10,583	8,372
Investment in non-affiliates	6,412	7,481
Other	3,026	1,240
Total deposits and other assets	$ 40,026	$ 38,051

	January 25, 2009	January 27, 2008
	(In thousands)	
Accrued Liabilities:		
Accrued customer programs (1)	$239,797	$271,869
Warranty accrual (2)	150,629	5,707
Accrued payroll and related expenses	82,449	122,284
Accrued legal settlement (3)	30,600	30,600
Deferred rent	11,643	11,982
Deferred revenue	3,774	5,856
Other	40,835	26,764
Total accrued liabilities and other	$559,727	$475,062

The decrease in accrued payroll and related expenses as of as of January 25, 2009 when compared to January 27, 2008 primarily relates to decreases in accrued bonus and variable compensation accruals in fiscal year 2009.

(1) Please refer to Note 1 of these Notes to these Consolidated Financial Statements for discussion regarding the nature of accrued customer programs and their accounting treatment related to our revenue recognition policies and estimates.
(2) Please refer to Note 11 of these Notes to these Consolidated Financial Statements for discussion regarding the warranty accrual.
(3) Please refer to Note 12 of these Notes to these Consolidated Financial Statements for discussion regarding the 3dfx litigation.

	January 25, 2009	January 27, 2008
	(In thousands)	
Other Long Term Liabilities:		
Deferred income tax liability	$ 75,252	$ 86,900
Income tax payable	49,248	44,235
Asset retirement obligations	9,515	6,469
Other	17,835	24,994
Total other long-term liabilities	$151,850	$162,598

Note 11—Guarantees

FASB Interpretation No. 45, or FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a tabular reconciliation of the changes of the entity's product warranty liabilities.

Product Defect

Our products are complex and may contain defects or experience failures due to any number of issues in design, fabrication, packaging, materials and/or use within a system. If any of our products or technologies contains a defect, compatibility issue or other error, we may have to invest additional research and development efforts to find and correct the issue. Such efforts could divert our management's and engineers' attention from the development of new products and technologies and could increase our operating costs and reduce our gross margin. In addition, an error or defect in new products or releases or related software drivers after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Also, we may be required to reimburse customers, including for customers' costs to repair or replace the products in the field. A product recall or a significant number of product returns could be expensive, damage our reputation and could result in the shifting of business to our competitors. Costs associated with correcting defects, errors, bugs or other issues could be significant and could materially harm our financial results.

In July 2008, we recorded a $196.0 million charge against cost of revenue to cover anticipated customer warranty, repair, return, replacement and other associated costs arising from a weak die/packaging material set in certain versions of our previous generation media and communications processor, or MCP, and GPU products used in notebook systems. All of our newly manufactured products and all of our products that are currently shipping in volume have a different material set that we believe is more robust.

The previous generation MCP and GPU products that are impacted were included in a number of notebook products that were shipped and sold in significant quantities. Certain notebook configurations of these MCP and GPU products are failing in the field at higher than normal rates. While we have not been able to determine a root cause for these failures, testing suggests a weak material set of die/package combination, system thermal management designs, and customer use patterns are contributing factors. We have worked with our customers to develop and have made available for download a software driver to cause the system fan to begin operation at the powering up of the system and reduce the thermal stress on these chips. We have also recommended to our customers that they consider changing the thermal management of the MCP and GPU products in their notebook system designs. We intend to fully support our customers in their repair and replacement of these impacted MCP and GPU products that fail, and their other efforts to mitigate the consequences of these failures.

We continue to engage in discussions with our supply chain regarding reimbursement to us for some or all of the costs we have incurred and may incur in the future relating to the weak material set. We also continue to seek to access our insurance coverage, which provided us with $8.0 million in related reimbursement during fiscal year 2009. However, there can be no assurance that we will recover any additional reimbursement. We continue to not see any abnormal failure rates in any systems using NVIDIA products other than certain notebook configurations. However, we are continuing to test and otherwise investigate other products. There can be no assurance that we will not discover defects in other MCP or GPU products.

In September, October and November 2008, several putative class action lawsuits were filed against us, asserting various claims related to the impacted MCP and GPU products. Please refer to Note 12 of these Notes to these Consolidated Financial Statements for further information regarding this litigation.

Accrual for estimated product returns and product warranty liabilities

We record a reduction to revenue for estimated product returns at the time revenue is recognized primarily based on historical return rates. Cost of revenue includes the estimated cost of product warranties that are calculated at the point of revenue recognition. Under limited circumstances, we may offer an extended limited warranty to customers for certain products. Additionally, we accrue for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. The estimated product returns and estimated product warranty liabilities for fiscal years 2009, 2008 and 2007 are as follows:

	January 25, 2009	January 27, 2008	January 28, 2007
		(In thousands)	
Balance at beginning of period	$ 24,432	$ 17,959	$ 10,239
Additions (1),(4)	217,114	27,763	40,515
Deductions (2),(5)	(73,579)	(21,290)	(32,795)
Balance at end of period (3)	$167,967	$ 24,432	$ 17,959

(1) Includes $27.9 million, $25.5 million and $37.0 million, respectively, for fiscal years 2009, 2008 and 2007, towards allowance for sales returns estimated at the time revenue is recognized primarily based on historical return rates and is charged as a reduction to revenue.

(2) Includes $29.2 million, $21.3 million and $32.8 million, respectively, for fiscal years 2009, 2008 and 2007, written off against allowance for sales returns.

(3) Includes $17.3 million, $18.7 million and $14.5 million, respectively, as of January 25, 2009, January 27, 2008 and January 28, 2007 relating to allowance for sales returns.

(4) Includes $196.0 million for fiscal year 2009 for incremental repair and replacement costs from a weak die/packaging material set, offset by $6.7 million for fiscal year 2009 related to the reimbursement of claims received from an insurance provider that were allocated to cost of revenue.

(5) Includes $43.6 million for fiscal year 2009 in deductions towards warranty accrual associated with incremental repair and replacement costs from a weak die/packaging material set.

In connection with certain agreements that we have executed in the past, we have at times provided indemnities to cover the indemnified party for matters such as tax, product and employee liabilities. We have also on occasion included intellectual property indemnification provisions in our technology related agreements with third parties. Maximum potential future payments cannot be estimated because many of these agreements do not have a maximum stated liability. As such, we have not recorded any liability in our Consolidated Financial Statements for such indemnifications. FASB Interpretation No. 45, or FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a tabular reconciliation of the changes of the entity's product warranty liabilities.

Note 12—Financial Arrangements, Commitments and Contingencies

Inventory Purchase Obligations

At January 25, 2009 and January 27, 2008, we had outstanding inventory purchase obligations totaling $290.7 million and $651.6 million, respectively.

Capital Purchase Obligations

At January 25, 2009 and January 27, 2008, we had outstanding capital purchase obligations totaling $20.3 million and $11.8 million, respectively.

Lease Obligations

Our headquarters complex is located in Santa Clara, California and is comprised of eleven buildings that are a combination of owned and leased properties. The lease agreements for five of the seven leased properties expire in fiscal year 2013 and include two seven-year renewals at our option; one leased property expires in fiscal year 2012 with an option to extend for one year; and the remaining leased building expires in fiscal year 2015 with one option to extend for seven years. Future minimum lease payments under these operating leases total $92.3 million over the remaining terms of the leases, including predetermined rent escalations, and are included in the future minimum lease payment schedule below.

In addition to the commitment of our headquarters, we have other domestic and international office facilities under operating leases expiring through fiscal year 2018. Future minimum lease payments under our non-cancelable operating leases as of January 25, 2009, are as follows:

	Future Minimum Lease Obligations
	(In thousands)
Year ending January:	
2010	$ 44,448
2011	42,763
2012	41,196
2013	13,244
2014	7,906
2015 and thereafter	4,068
Total	$153,625

Rent expense for the years ended January 25, 2009, January 27, 2008 and January 28, 2007 was $43.0 million, $38.2 million and $32.6 million, respectively.

In addition to these operating leases, we have a capital lease for a data center located near our headquarters complex in Santa Clara, California. Future minimum lease payments under this capital lease total $48.0 million over the remaining lease term, including predetermined rent escalations, and are included in the future minimum lease payment schedule below:

	Future Capital Lease Obligations
	(In thousands)
Year ending January:	
2010	$ 4,185
2011	4,311
2012	4,440
2013	4,573
2014	4,710
2015 and thereafter	25,757
Total	$47,976
Present Value of minimum lease payments	$26,562
Current portion	$ 928
Long term portion	$25,634

Litigation

3dfx

On December 15, 2000, NVIDIA and one of our indirect subsidiaries entered into an Asset Purchase Agreement, or APA, to purchase certain graphics chip assets from 3dfx. The transaction closed on April 18, 2001. That acquisition, and 3dfx's October 2002 bankruptcy filing, led to four lawsuits against NVIDIA: two brought by 3dfx's former landlords, one by 3dfx's bankruptcy trustee and the fourth by a committee of 3dfx's equity security holders in the bankruptcy estate.

Landlord Lawsuits

In May 2002, we were served with a California state court complaint filed by the landlord of 3dfx's San Jose, California commercial real estate lease, Carlyle Fortran Trust, or Carlyle. In December 2002, we were served with a California state court complaint filed by the landlord of 3dfx's Austin, Texas commercial real estate lease, CarrAmerica Realty Corporation, or CarrAmerica. The landlords both asserted claims for, among other things, interference with contract, successor liability and fraudulent transfer. The landlords sought to recover damages in the aggregate amount of approximately $15 million, representing amounts then owed on the 3dfx leases. The cases were later removed to the United States Bankruptcy Court for the Northern District of California when 3dfx filed its bankruptcy petition and consolidated for pretrial purposes with an action brought by the bankruptcy trustee.

In 2005, the U.S. District Court for the Northern District of California withdrew the reference to the Bankruptcy Court for the landlords' actions, and on November 10, 2005, granted our motion to dismiss both landlords' complaints. The landlords filed amended complaints in early February 2006, and NVIDIA again filed motions to dismiss those claims. On September 29, 2006, the District Court dismissed the CarrAmerica action in its entirety and without leave to amend. On December 15, 2006, the District Court also dismissed the Carlyle action in its entirety. Both landlords filed timely notices of appeal from those orders.

On July 17, 2008, the United States Court of Appeals for the Ninth Circuit held oral argument on the landlords' appeals. On November 25, 2008, the Court of Appeals issued its opinion affirming the dismissal of Carlyle's complaint in its entirety. The Court of Appeals also affirmed the dismissal of most of CarrAmerica's complaint, but reversed the District Court's dismissal of CarrAmerica's claims for interference with contractual relations and fraud. On December 8, 2008, Carlyle filed a Request for Rehearing *En Banc*, which CarrAmerica joined. That same day, Carlyle also filed a Motion for Clarification of the Court's Opinion. On January 22, 2009, the Court of Appeals denied the Request for Rehearing *En Banc*, but clarified its opinion affirming dismissal of the claims by stating that CarrAmerica had standing to pursue claims for interference with contractual relations, fraud, conspiracy and tort of another, and remanding Carlyle's case with instructions that the District Court evaluate whether the Trustee had abandoned any claims, which Carlyle might have standing to pursue.

The District Court held a status conference in the CarrAmerica and Carlyle cases on March 9, 2009. That same day, 3dfx's bankruptcy Trustee filed in the bankruptcy court a Notice of Trustee's Intention to Compromise Controversy with Carlyle Fortran Trust. According to that Notice, the Trustee would abandon any claims it has against us for intentional interference with contract, negligent interference with prospective economic advantage, aiding and abetting breach of fiduciary duty, declaratory relief, unfair business practices and tort of another, in exchange for which Carlyle will withdraw irrevocably its Proof of Claim against the 3dfx bankruptcy estate and waive any further right of distribution from the estate. In light of the Trustee's notice, the District Court ordered the parties to seek a hearing on the Notice on or before April 24, 2009, ordered Carlyle and CarrAmerica to file amended complaints by May 10, 2009, and set a further Case Management Conference for May 18, 2009. We continue to believe that there is no merit to Carlyle or CarrAmerica's remaining claims.

Trustee Lawsuit

In March 2003, the Trustee appointed by the Bankruptcy Court to represent 3dfx's bankruptcy estate served his complaint on NVIDIA. The Trustee's complaint asserts claims for, among other things, successor liability and fraudulent transfer and seeks additional payments from us. The Trustee's fraudulent transfer theory alleged that NVIDIA had failed to pay reasonably equivalent value for 3dfx's assets, and sought recovery of the difference between the $70 million paid and the alleged fair value, which the Trustee estimated to exceed $50 million. The Trustee's successor liability theory alleged NVIDIA was effectively 3dfx's legal successor and was therefore responsible for all of 3dfx's unpaid liabilities. This action was consolidated for pretrial purposes with the landlord cases, as noted above.

On October 13, 2005, the Bankruptcy Court heard the Trustee's motion for summary adjudication, and on December 23, 2005, denied that motion in all material respects and held that NVIDIA may not dispute that the value of the 3dfx transaction was less than $108 million. The Bankruptcy Court denied the Trustee's request to find that the value of the 3dfx assets conveyed to NVIDIA was at least $108 million.

In early November 2005, after several months of mediation, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, agreed to a Plan of Liquidation of 3dfx, which included a conditional settlement of the Trustee's claims against us. This conditional settlement was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court. The conditional settlement called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx. The Trustee advised that he intended to object to the settlement. The conditional settlement never progressed substantially through the confirmation process.

On December 21, 2006, the Bankruptcy Court scheduled a trial for one portion of the Trustee's case against NVIDIA. On January 2, 2007, NVIDIA terminated the settlement agreement on grounds that the Bankruptcy Court had failed to proceed toward confirmation of the Creditors' Committee's plan. A non-jury trial began on March 21, 2007 on valuation issues in the Trustee's constructive fraudulent transfer claims against NVIDIA. Specifically, the Bankruptcy Court tried four questions: (1) what did 3dfx transfer to NVIDIA in the APA?; (2) of what was transferred, what qualifies as "property" subject to the Bankruptcy Court's avoidance powers under the Uniform Fraudulent Transfer Act and relevant bankruptcy code provisions?; (3) what is the fair market value of the "property" identified in answer to question (2)?; and (4) was the $70 million that NVIDIA paid "reasonably equivalent" to the fair market value of that property? The parties completed post-trial briefing on May 25, 2007.

On April 30, 2008, the Bankruptcy Court issued its Memorandum Decision After Trial, in which it provided a detailed summary of the trial proceedings and the parties' contentions and evidence and concluded that "the creditors of 3dfx were not injured by the Transaction." This decision did not entirely dispose of the Trustee's action, however, as the Trustee's claims for successor liability and intentional fraudulent conveyance were still pending. On June 19, 2008, NVIDIA filed a motion for summary judgment to convert the Memorandum Decision After Trial to a final judgment. That motion was granted in its entirety and judgment was entered in NVIDIA's favor on September 11, 2008. The Trustee filed a Notice of Appeal from that judgment on September 22, 2008, and on September 25, 2008, NVIDIA exercised its election to have the appeal heard by the United States District Court, where the appeal is pending.

While the conditional settlement reached in November 2005 never progressed through the confirmation process, the Trustee's case still remains pending appeal. As such, we have not reversed the accrual of $30.6 million - $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx—that we recorded during the three months ended October 30, 2005, pending resolution of the appeal of the Trustee's case. We do not believe the resolution of this matter will have a material impact on our results of operations or financial position.

The Equity Committee Lawsuit

On December 8, 2005, the Trustee filed a Form 8-K on behalf of 3dfx, disclosing the terms of the conditional settlement agreement between NVIDIA and the Creditor's Committee. Thereafter, certain 3dfx shareholders filed a petition with the Bankruptcy Court to appoint an official committee to represent the claimed interests of 3dfx shareholders. The court granted that petition and appointed an Equity Securities Holders' Committee, or the Equity Committee. The Equity Committee thereafter sought and obtained an order granting it standing to bring suit against NVIDIA, for the benefit of the bankruptcy estate, to compel NVIDIA to pay the stock consideration then unpaid from the APA, and filed its own competing plan of reorganization/liquidation. The Equity Committee's plan assumes that 3dfx can raise additional equity capital that would be used to retire all of 3dfx's debts, and thus to trigger NVIDIA's obligation to pay six million shares of stock consideration specified in the APA. NVIDIA contends, among other things, that such a commitment is not sufficient and that its obligation to pay the stock consideration had long before been extinguished. On May 1, 2006, the Equity Committee filed its lawsuit for declaratory relief to compel NVIDIA to pay the stock consideration. In addition, the Equity Committee filed a motion seeking Bankruptcy Court approval of investor protections for Harbinger Capital Partners Master Fund I, Ltd., an equity investment fund that conditionally agreed to pay no more than $51.5 million for preferred stock in 3dfx. The hearing on that motion was held on January 18, 2007, and the Bankruptcy Court approved the proposed protections.

After the Bankruptcy Court denied our motion to dismiss on September 6, 2006, the Equity Committee again amended its complaint, and NVIDIA moved to dismiss that amended complaint as well. On December 21, 2006, the Bankruptcy Court granted the motion as to one of the Equity Committee's claims, and denied it as to the others. However, the Bankruptcy Court also ruled that NVIDIA would only be required to answer the first three causes of action by which the Equity Committee seeks determinations that (1) the APA was not terminated before 3dfx filed for bankruptcy protection, (2) the 3dfx bankruptcy estate still holds some rights in the APA, and (3) the APA is capable of being assumed by the bankruptcy estate.

Because of the trial of the Trustee's fraudulent transfer claims against NVIDIA, the Equity Committee's lawsuit did not progress substantially in 2007. On July 31, 2008, the Equity Committee filed a motion for summary judgment on its first three causes of action. On September 15, 2008, NVIDIA filed a cross-motion for summary judgment. On October 24, 2008, the Court held a hearing on the parties' cross-motions for summary judgment. On January 6, 2009, the Bankruptcy Court issued a Memorandum Decision granting NVIDIA's motion and denying the Equity Committee's motion, and entered an Order to that effect on January 30, 2009. On February 27, 2009, the Bankruptcy Court entered judgment in favor of NVIDIA. The Equity Committee has waived its right to appeal by stipulation entered on February 18, 2009, and the judgment is now final.

Proceedings, SEC inquiry and lawsuits related to our historical stock option granting practices

In June 2006, the Audit Committee of the Board of NVIDIA ("Audit Committee"), began a review of our stock option practices based on the results of an internal review voluntarily undertaken by management. The Audit Committee, with the assistance of outside legal counsel, completed its review on November 13, 2006 when the Audit Committee reported its findings to our full Board. The review covered option grants to all employees, directors and consultants for all grant dates during the period from our initial public offering in January 1999 through June 2006. Based on the findings of the Audit Committee and our internal review, we identified a number of occasions on which we used an incorrect measurement date for financial accounting and reporting purposes.

We voluntarily contacted the SEC regarding the Audit Committee's review. In late August 2006, the SEC initiated an inquiry related to our historical stock option grant practices. In October 2006, we met with the SEC and provided it with a review of the status of the Audit Committee's review. In November 2006, we voluntarily provided the SEC with additional documents. We continued to cooperate with the SEC throughout its inquiry. On October 26, 2007, the SEC formally notified us that the SEC's investigation concerning our historical stock option granting practices had been terminated and that no enforcement action was recommended.

Concurrently with our internal review and the SEC's inquiry, since September 29, 2006, ten derivative cases have been filed in state and federal courts asserting claims concerning errors related to our historical stock option granting practices and associated accounting for stock-based compensation expense. These complaints have been filed in various courts, including the California Superior Court, Santa Clara County, the United States District Court for the Northern District of California, and the Court of Chancery of the State of Delaware in and for New Castle County. The California Superior Court cases were subsequently consolidated as were the cases pending in the Northern District of California. All of the cases purport to be brought derivatively on behalf of NVIDIA against members of our Board and several of our current and former officers and directors. Plaintiffs in these actions allege claims for, among other things, breach of fiduciary duty, unjust enrichment, insider selling, abuse of control, gross mismanagement, waste, and constructive fraud. The Northern District of California action also alleges violations of federal provisions, including Sections 10(b) and 14(a) of the Securities Exchange Act of 1934. The plaintiffs seek to recover for NVIDIA, among other things, damages in an unspecified amount, rescission, punitive damages, treble damages for insider selling, and fees and costs. Plaintiffs also seek an accounting, a constructive trust and other equitable relief.

On August 5, 2007, our Board authorized the formation of a Special Litigation Committee to investigate, evaluate, and make a determination as to how NVIDIA should proceed with respect to the claims and allegations asserted in the underlying derivative cases brought on behalf of NVIDIA. The Special Litigation Committee has made substantial progress in completing its work, but has not yet issued a report.

Between June 2007 and September 2008 the parties to the actions engaged in settlement discussions, including four mediation sessions before the Honorable Edward Infante (Ret.). On September 22, 2008, we disclosed that we had entered into Memoranda of Understanding regarding the settlement of all derivative actions concerning our historical stock option granting practices. On November 10, 2008, the definitive settlement agreements were concurrently filed in the Chancery Court of Delaware and the United States District Court for the Northern District of California and are subject to approval by both such courts. The settlement agreements do not contain any admission of wrongdoing or fault on the part of NVIDIA, our board of directors or executive officers. The terms of the settlement agreements include, among other things, the agreement by the board of directors to continue and to implement certain corporate governance changes; acknowledgement of the prior amendment of certain options through re-pricings and limitations of the relevant exercise periods; an agreement by Jen-Hsun Huang, our president and chief executive officer, to amend additional options to increase the aggregate exercise price of such options by $3.5 million or to cancel options with an intrinsic value of $3.5 million; an $8.0 million cash payment by our insurance carrier to NVIDIA; and an agreement to not object to attorneys' fees to be paid by NVIDIA to plaintiffs' counsel of no more than $7.25 million, if approved by the courts. On January 24, 2009, a Notice of Pendency and Settlement of Shareholder Derivative Actions was mailed to shareholders of record and posted on *www.nvidia.com.* On March 11, 2009, a final settlement hearing was held in the Delaware Chancery Court and, on the same date, the Court entered a Final Order and Judgment, which approved the requested attorneys' fees and dismissed the Delaware action with prejudice. The final approval hearing in the Northern District of California is scheduled for March 17, 2009.

Department of Justice Subpoena and Investigation, and Civil Cases

On November 29, 2006, we received a subpoena from the San Francisco Office of the Antitrust Division of the United States Department of Justice, or DOJ, in connection with the DOJ's investigation into potential antitrust violations related to GPUs and cards. On October 10, 2008, the DOJ formally notified us that the DOJ investigation has been closed. No specific allegations were made against NVIDIA during the investigation.

As of January 25, 2009, over 50 civil complaints have been filed against us. The majority of the complaints were filed in the Northern District of California, several were filed in the Central District of California, and other cases were filed in several other Federal district courts. On April 18, 2007, the Judicial Panel on Multidistrict Litigation transferred the actions currently pending outside of the Northern District of California to the Northern District of California for coordination of pretrial proceedings before the Honorable William H. Alsup. By agreement of the parties, Judge Alsup will retain jurisdiction over the consolidated cases through trial or other resolution.

In the consolidated proceedings, two groups of plaintiffs (one putatively representing all direct purchasers of GPUs and the other putatively representing all indirect purchasers) filed consolidated, amended class-action complaints. These complaints purport to assert federal antitrust claims based on alleged price fixing, market allocation, and other alleged anti-competitive agreements between us and ATI Technologies, ULC., or ATI, and Advanced Micro Devices, Inc., or AMD, as a result of its acquisition of ATI. The indirect purchasers' consolidated amended complaint also asserts a variety of state law antitrust, unfair competition and consumer protection claims on the same allegations, as well as a common law claim for unjust enrichment.

Plaintiffs filed their first consolidated complaints on June 14, 2007. On July 16, 2007, we moved to dismiss those complaints. The motions to dismiss were heard by Judge Alsup on September 20, 2007. The court subsequently granted and denied the motions in part, and gave the plaintiffs leave to move to amend the complaints. On November 7, 2007, the court granted plaintiffs' motion to file amended complaints, ordered defendants to answer the complaints, lifted a previously entered stay on discovery, and set a trial date for January 12, 2009. Plaintiffs filed motions for class certification on April 24, 2008. We filed oppositions to the motions on May 20, 2008. On July 18, 2008, the court ruled on Plaintiffs' class certification motions. The court denied class certification for the proposed class of indirect purchasers. The court granted in part class certification for the direct purchasers but limited the direct purchaser class to individual purchasers that acquired graphics processing cards products directly from NVIDIA or ATI from their websites between December 4, 2002 and November 7, 2007.

On September 16, 2008, we executed a settlement agreement, or the Agreement, in connection with the claims of the certified class of direct purchaser plaintiffs approved by the court. Pursuant to the Agreement, NVIDIA has paid $850,000 into a $1.7 million fund to be made available for payments to the certified class. We are not obligated under the Agreement to pay plaintiffs' attorneys' fees, costs, or make any other payments in connection with the settlement other than the payment of $850,000. The Agreement is subject to court approval and, if approved, would dispose of all claims and appeals raised by the certified class in the complaints against NVIDIA. A final settlement approval hearing is scheduled for March 26, 2009. Because the Court certified a class consisting only of a narrow group of direct purchasers, the Agreement does not resolve any claims that other direct purchasers may assert. In addition, on September 9, 2008, we reached a settlement agreement with the remaining individual indirect purchaser plaintiffs pursuant to which NVIDIA paid $112,500 in exchange for a dismissal of all claims and appeals related to the complaints raised by the individual indirect purchaser plaintiffs. This settlement is not subject to the approval of the court. Pursuant to the settlement, the individual indirect purchaser plaintiffs in the complaints have dismissed their claims and withdrawn their appeal of the class certification ruling. Because the Court did not certify a class of indirect purchasers, this settlement agreement resolves only the claims of those indirect purchasers that were named in the various actions.

Rambus Corporation

On July 10, 2008, Rambus Corporation, or Rambus, filed suit against NVIDIA Corporation, asserting patent infringement of 17 patents claimed to be owned by Rambus. Rambus seeks damages, enhanced damages and injunctive relief. The lawsuit was filed in the Northern District of California in San Jose, California. On July 11, 2008, NVIDIA filed suit against Rambus in the Middle District of North Carolina asserting numerous claims, including antitrust and other claims. NVIDIA seeks damages, enhanced damages and injunctive relief. Rambus has since dropped two patents from its lawsuit in the Northern District of California. The two cases have recently been consolidated into a single action in the Northern District of California. A case management conference in the case pending in the Northern District of California is scheduled for March 30, 2009. On November 6, 2008, Rambus filed a complaint alleging a violation of 19 U.S.C. Section 1337 based on a claim of patent infringement against NVIDIA and 14 other respondents with the U.S. International Trade Commission, or ITC. The complaint seeks an exclusion order barring the importation of products that allegedly infringe nine Rambus patents. The ITC has instituted the investigation. NVIDIA intends to pursue its offensive and defensive cases vigorously.

Product Defect Litigation and Securities Cases

In September, October and November 2008, several putative consumer class action lawsuits were filed against us, asserting various claims arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products used in notebook systems. Most of the lawsuits were filed in Federal Court in the Northern District of California, but three were filed in state court in California, in Federal Court in New York, and in Federal Court in Texas. Those three actions have since been removed or transferred to the United States District Court for the Northern District of California, San Jose Division, where all of the actions now are currently pending. The various lawsuits are titled *Nakash v. NVIDIA Corp.*, *Feinstein v. NVIDIA Corp.*, *Inicom Networks, Inc. v. NVIDIA Corp. and Dell, Inc. and Hewlett Packard*, *Olivos v. NVIDIA Corp., Dell, Inc. and Hewlett Packard*, *Sielicki v. NVIDIA Corp. and Dell, Inc.*, *Cormier v. NVIDIA Corp.*, *National Business Officers Association, Inc. v. NVIDIA Corp.*, and *West v. NVIDIA Corp.* The First Amended Complaint was filed on October 27, 2008, which no longer asserted claims against Dell, Inc. The various complaints assert claims for, among other things, breach of warranty, violations of the Consumer Legal Remedies Act, Business & Professions Code sections 17200 and 17500 and other consumer protection statutes under the laws of various jurisdictions, unjust enrichment, and strict liability.

The District Court has entered orders deeming all of the above cases-related under the relevant local rules. On December 11, 2008, NVIDIA filed a motion to consolidate all of the aforementioned consumer class action cases. The District Court held a case management conference for the above cases on February 23, 2009. On February 26, 2009, the District Court consolidated the cases, as well as two other cases pending against Hewlett-Packard, under the caption "The NVIDIA GPU Litigation" and ordered the plaintiffs to file lead counsel motions by March 2, 2009. On March 2, 2009, several of the parties filed motions for appointment of lead counsel and briefs addressing certain related issues. A hearing on appointment of lead counsel is scheduled for March 23, 2009. The District Court also ordered that a consolidated amended complaint be filed on or before May 6, 2009.

In September 2008, three putative securities class actions, or the Actions, were filed in the United States District Court for the Northern District of California arising out of our announcements on July 2, 2008, that we would take a charge against cost of revenue to cover anticipated costs and expenses arising from a weak die/packaging material set in certain versions of our previous generation MCP and GPU products and that we were revising financial guidance for our second quarter of fiscal year 2009. The Actions purport to be brought on behalf of purchasers of NVIDIA stock and assert claims for violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended. On October 30, 2008, the Actions were consolidated under the caption *In re NVIDIA Corporation Securities Litigation*, Civil Action No. 08-CV-04260-JW (HRL). Lead Plaintiffs and Lead Plaintiffs' Counsel were appointed on December 23, 2008. On February 6, 2009, co-Lead Plaintiff filed a Writ of Mandamus with the Ninth Circuit Court of Appeals challenging the designation of co-Lead Plaintiffs' Counsel. On February 19, 2009, co-Lead Plaintiff filed with the District Court, a motion to stay the District Court proceedings pending resolution of the Writ of Mandamus by the Ninth Circuit. On February 24, 2009, Judge Ware granted the stay. The Writ is still pending in the Court of Appeals. We intend to take all appropriate action with respect to the above cases.

Intel Corporation

On February 17, 2009, Intel Corporation filed suit against NVIDIA Corporation, seeking declaratory and injunctive relief relating to a licensing agreement that the parties signed in 2004. The lawsuit was filed in Delaware Chancery Court. Intel seeks an order from the Court declaring that the license does not extend to certain future NVIDIA chipset products, and enjoining NVIDIA from stating that it has licensing rights for these products. The lawsuit seeks no damages from NVIDIA. If Intel successfully obtains such a court order, we could be unable to sell our MCP products for use with Intel processors and our competitive position would be harmed. NVIDIA's response to the Intel complaint is currently due on March 23, 2009. NVIDIA disputes Intel's positions and intends to vigorously defend the case.

Note 13—Income Taxes

The income tax expense (benefit) applicable to income before income taxes consists of the following:

	Year Ended		
	January 25, 2009	January 27, 2008	January 28, 2007
		(In thousands)	
Current income taxes:			
Federal	$ (31)	$ (988)	$ (17)
State	133	516	(2,401)
Foreign	8,923	14,665	6,758
Total current	9,025	14,193	4,340
Deferred taxes:			
Federal	(21,348)	90,178	41,721
State	—	—	—
Foreign	(1,929)	(1,014)	—
Total deferred	(23,277)	89,164	41,721
Charge in lieu of taxes attributable to employer stock option plans	1,339	339	289
Income tax expense (benefit)	$(12,913)	$103,696	$46,350

Form 10-K

Income (loss) before income taxes consists of the following:

	Year Ended		
	January 25, 2009	January 27, 2008	January 28, 2007
	(In thousands)		
Domestic	$(174,412)	$ 6,416	$(19,617)
Foreign	131,458	894,925	514,097
	$ (42,954)	$901,341	$494,480

The income tax expense (benefit) differs from the amount computed by applying the federal statutory income tax rate of 35% to income (loss) before income taxes as follows:

	Year Ended		
	January 25, 2009	January 27, 2008	January 28, 2007
	(In thousands)		
Tax expense computed at federal statutory rate	$(15,034)	$ 315,470	$173,068
State income taxes, net of federal tax effect	957	555	(1,372)
Foreign tax rate differential	18,875	(178,358)	(97,390)
Research tax credit	(22,766)	(38,857)	(35,359)
In-process research and development	—	—	4,690
Stock-based compensation	5,342	4,828	3,564
Other	(287)	58	(851)
Income tax expense (benefit)	$(12,913)	$ 103,696	$ 46,350

The tax effect of temporary differences that gives rise to significant portions of the deferred tax assets and liabilities are presented below:

	January 25, 2009	January 27, 2008
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 27,593	$ 22,814
Accruals and reserves, not currently deductible for tax purposes	26,015	20,769
Property, equipment and intangible assets	23,935	7,513
Research and other tax credit carryforwards	123,620	147,417
Stock-based compensation	55,680	36,413
Gross deferred tax assets	256,843	234,926
Less: valuation allowance	(92,541)	(82,522)
Total deferred tax assets	164,302	152,404
Deferred tax liabilities:		
Unremitted earnings of foreign subsidiaries	(223,223)	(228,227)
Net deferred tax asset (liability)	$ (58,921)	$ (75,823)

Income tax expense (benefit) as a percentage of income (loss) before taxes, or our annual effective tax rate, was (30.0%), 11.5% and 9.4% for the years ended January 25, 2009, January 27, 2008 and January 28, 2007, respectively. The difference in the effective tax rates amongst the three years was primarily a result of changes in our geographic mix of income subject to tax, with the additional impact of the federal research tax credit recognized in fiscal year 2009 relative to the loss before taxes in such fiscal year.

As of January 25, 2009, we had a valuation allowance of $92.5 million. Of the total valuation allowance, $5.3 million relates to state tax attributes acquired in certain acquisitions for which realization of the related deferred tax assets was determined not likely to be realized due, in part, to potential utilization limitations as a result of stock ownership changes, and $87.2 million relates to state and foreign deferred tax assets that management determined not likely to be realized due, in part, to projections of future taxable income. To the extent realization of the deferred tax assets related to certain acquisitions becomes more-likely-than-not, recognition of these acquired tax benefits would be reported as a reduction to income tax expense in accordance with the recent accounting pronouncement, Statement of Financial Accounting Standards No. 141(R), or SFAS No. 141(R), *Business Combinations*, issued by the FASB in December 2007. We would also recognize an income tax benefit during the period that the realization of the deferred tax assets related to state or foreign tax benefits of $87.2 million becomes more-likely-than-not.

In accordance with Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R), *Share Based Payment*, our deferred tax assets do not include the excess tax benefit related to stock-based compensation that are a component of our federal and state net operating loss and research tax credit carryforwards in the amount of $588.7 million as of January 25, 2009. Consistent with prior years, the excess tax benefit reflected in our net operating loss and research tax credit carryforwards will be accounted for as a credit to stockholders' equity, if and when realized. In determining if and when excess tax benefits have been realized, we have elected to do a with-and-without approach with respect to such excess tax benefits. We have also elected to ignore the indirect tax effects of stock-based compensation deductions for financial and accounting reporting purposes, and specifically to recognize the full effect of the research tax credit in income from continuing operations.

As of January 25, 2009, we had a federal net operating loss carryforward of $1.16 billion, cumulative state net operating loss carryforwards of $791.6 million, and a foreign net operating loss carryforward of $25.3 million. The federal net operating loss carryforward will expire beginning in fiscal 2012, the state net operating loss carryforwards will begin to expire in fiscal 2010 in accordance with the rules of each particular state, and the foreign net operating loss carryforward may be carried forward indefinitely. As of January 25, 2009, we had federal research tax credit carryforwards of $223.0 million that will begin to expire in fiscal 2010. We have other federal tax credit carryforwards of $1.9 million that will begin to expire in fiscal 2011. The research tax credit carryforwards attributable to states is in the amount of $212.3 million, of which $204.8 million is attributable to the State of California and may be carried over indefinitely, and $7.5 million is attributable to various other states and will expire beginning in fiscal 2010 according to the rules of each particular state. We have other state tax credit carryforwards of $7.0 million that will begin to expire in fiscal 2010. Utilization of federal and state net operating losses and tax credit carryforwards may be subject to limitations due to ownership changes and other limitations provided by the Internal Revenue Code and similar state provisions. Utilization of the foreign net operating loss may be limited due to a change in business in connection with an ownership change. If any such limitations apply, the federal, states, or foreign net operating loss and tax credit carryforwards, as applicable, may expire or be denied before utilization.

As of January 25, 2009, United States federal and state income taxes have not been provided on approximately $823.6 million of undistributed earnings of non-United States subsidiaries as such earnings are considered to be permanently reinvested.

The Company has a tax holiday in effect for its business operations in India which will terminate in March 2010. This tax holiday provides for a lower rate of taxation on certain classes of income based on various thresholds of investment and employment in such jurisdiction. For fiscal year 2009, the tax savings of this holiday was approximately $0.9 million with no material per-share impact.

On January 29, 2007, we adopted FASB Interpretation No. 48, or FIN 48, *Accounting for Uncertainty in Income Taxes*. The cumulative effect of adoption of FIN 48 did not result in a material adjustment to our tax liability for unrecognized income tax benefits. As of January 25, 2009, we had $95.3 million of unrecognized tax benefits, all of which would affect our effective tax rate if recognized. However, included in the unrecognized tax benefits that would affect our effective tax rate if recognized of $95.3 million is $19.7 million related to state income tax that, if recognized, would be in the form of a carryforward deferred tax asset that would likely attract a full valuation allowance. The $95.3 million of unrecognized tax benefits as of January 25, 2009 consists of $37.4 million recorded in non-current income taxes payable and $57.9 million reflected as a reduction to the related deferred tax assets.

A reconciliation of unrecognized tax benefits is as follows:

	January 25, 2009	January 27, 2008
	(In thousands)	
Balance at beginning of period	$77,791	$57,544
Increases in tax positions for prior years	6,297	3,900
Decreases in tax positions for prior years	(272)	(433)
Increases in tax positions for current year	13,622	21,716
Settlements	(181)	(2,445)
Lapse in statute of limitations	(1,938)	(2,491)
Balance at end of period	$95,319	$77,791

We have historically classified certain unrecognized tax benefits as income taxes payable, which was included within the current liabilities section of our Consolidated Balance Sheet. As a result of our adoption of FIN 48, we now classify an unrecognized tax benefit as a current liability, or as a reduction of the amount of a net operating loss carryforward or amount refundable, to the extent that we anticipate payment or receipt of cash for income taxes within one year. Likewise, the amount is classified as a long-term liability if we anticipate payment or receipt of cash for income taxes during a period beyond a year.

Our policy to include interest and penalties related to unrecognized tax benefits as a component of income tax expense did not change as a result of implementing FIN 48. As of January 25, 2009 and January 27, 2008, we had accrued $11.8 million and $11.2 million, respectively, for the payment of interest and penalties related to unrecognized tax benefits, which is not included as a component of our unrecognized tax benefits. As of January 25, 2009, non-current income taxes payable of $49.2 million consists of unrecognized tax benefits of $37.4 million and the related interest and penalties of $11.8 million.

While we believe that we have adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than our accrued position. Accordingly, our provisions on federal, state and foreign tax-related matters to be recorded in the future may change as revised estimates are made or the underlying matters are settled or otherwise resolved. As of January 25, 2009, we do not believe that our estimates, as otherwise provided for, on such tax positions will significantly increase or decrease within the next twelve months.

We are subject to taxation by a number of taxing authorities both in the United States and throughout the world. As of January 25, 2009, the material tax jurisdictions that are subject to examination include the United

States, Hong Kong, Taiwan, China, India, and Germany and include our fiscal years 2003 through 2009. As of January 25, 2009, the material tax jurisdictions for which we are currently under examination include India for fiscal years 2003 through 2007 and Germany for fiscal years 2004 through 2006.

Note 14—Stockholders' Equity

Stock Repurchase Program

During fiscal year 2005, we announced that our Board of Directors, or Board, had authorized a stock repurchase program to repurchase shares of our common stock, subject to certain specifications, up to an aggregate maximum amount of $300 million. During fiscal year 2007, the Board further approved an increase of $400 million to the original stock repurchase program. In fiscal year 2008, we announced a stock repurchase program under which we may purchase up to an additional $1.0 billion of our common stock over a three year period through May 2010. On August 12, 2008, we announced that our Board further authorized an additional increase of $1.0 billion to the stock repurchase program. As a result of these increases, we have an ongoing authorization from the Board, subject to certain specifications, to repurchase shares of our common stock up to an aggregate maximum amount of $2.7 billion through May 2010.

The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase programs, and may be made in one or more larger repurchases, in compliance with the Securities Exchange Act of 1934, or the Exchange Act, Rule 10b-18, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion. As part of our share repurchase program, we have entered into, and we may continue to enter into, structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement.

During the three months ended January 25, 2009, we did not enter into any structured share repurchase transactions or otherwise purchase any shares of our common stock. During fiscal year 2009, we entered into structured share repurchase transactions to repurchase 29.3 million shares for $423.6 million, which we recorded on the trade date of the transactions. Through fiscal year 2009, we have repurchased an aggregate of 90.9 million shares under our stock repurchase program for a total cost of $1.46 billion. As of January 25, 2009, we are authorized, subject to certain specifications, to repurchase shares of our common stock up to an additional amount of $1.24 billion through May 2010.

Please refer to Note 2 of these Notes to the Consolidated Financial Statements in Part IV, Item 15 of this Form 10-K for further information regarding stock-based compensation and stock options granted under equity incentive programs.

Convertible Preferred Stock

As of January 25, 2009 and January 27, 2008, there were no shares of preferred stock outstanding.

Common Stock

At the Annual Meeting of Stockholders held on June 19, 2008, our stockholders approved an increase in our authorized number of shares of common stock to 2,000,000,000. The par value of our common stock remained unchanged at $0.001 per share.

Please refer to Note 19 for further discussion regarding the cash tender offer for certain employee stock options that our Board of Directors approved in February 2009.

Note 15—Employee Retirement Plans

We have a 401(k) Retirement Plan, or the 401(k) Plan, covering substantially all of our United States employees. Under the Plan, participating employees may defer up to 100% of their pre-tax earnings, subject to the Internal Revenue Service annual contribution limits. Some of our non-US subsidiaries have defined benefit and defined contributions plans as required by local statutory requirements. Our costs under these plans have not been material.

Note 16—Segment Information

Our Chief Executive Officer, who is considered to be our chief operating decision maker, or CODM, reviews financial information presented on an operating segment basis for purposes of making operating decisions and assessing financial performance.

During the first quarter of fiscal year 2008, we reorganized our operating segments. We now report financial information for four operating segments to our CODM: the GPU business, which is comprised primarily of our GeForce products that support desktop and notebook PCs, plus memory products; the PSB which is comprised of our NVIDIA Quadro professional workstation products and other professional graphics products, including our NVIDIA Tesla high-performance computing products; the MCP business which is comprised of NVIDIA nForce core logic and motherboard GPU products; and our CPB, which is comprised of our CPB is comprised of our Tegra and GoForce mobile brands and products that support netbooks, personal navigation devices, or PNDs, handheld personal media players, or PMPs, personal digital assistants, or PDAs, cellular phones and other handheld devices. CPB also includes license, royalty, other revenue and associated costs related to video game consoles and other digital consumer electronics devices.

In addition to these operating segments, we have the "All Other" category that includes human resources, legal, finance, general administration and corporate marketing expenses, which total $346.1 million, $266.2 million and $239.6 million for fiscal years 2009, 2008 and 2007, respectively, that we do not allocate to our other operating segments as these expenses are not included in the segment operating performance measures evaluated by our CODM. "All Other" also includes the results of operations of other miscellaneous reporting segments that are neither individually reportable, nor aggregated with another operating segment. Revenue in the "All Other" category is primarily derived from sales of components. Certain prior period amounts have been revised to conform to the presentation of our current fiscal year.

Our CODM does not review any information regarding total assets on an operating segment basis. Operating segments do not record intersegment revenue, and, accordingly, there is none to be reported. The accounting policies for segment reporting are the same as for NVIDIA as a whole.

	GPU	PSB	MCP	CPB	All Other	Consolidated
			(In thousands)			
Year Ended January 25, 2009:						
Revenue	$1,912,262	$693,376	$ 655,565	$136,334	$ 27,322	$3,424,859
Depreciation and amortization expense	$ 55,405	$ 21,587	$ 32,442	$ 19,372	$ 56,217	$ 185,023
Operating income (loss)	$ 122,111	$322,514	$(132,921)	$(24,293)	$(358,111)	$ (70,700)
Year Ended January 27, 2008:						
Revenue	$2,518,281	$588,358	$ 710,353	$251,137	$ 29,731	$4,097,860
Depreciation and amortization expense	$ 38,272	$ 9,596	$ 28,409	$ 21,482	$ 37,715	$ 135,474
Operating income (loss)	$ 717,985	$305,395	$ 57,214	$ 28,104	$(272,352)	$ 836,346
Year Ended January 28, 2007:						
Revenue	$1,712,370	$454,735	$ 661,483	$233,223	$ 6,960	$3,068,771
Depreciation and amortization expense	$ 27,851	$ 7,381	$ 20,751	$ 18,073	$ 33,776	$ 107,832
Operating income (loss)	$ 383,109	$213,966	$ 77,952	$ 42,375	$(263,950)	$ 453,452

Revenue by geographic region is allocated to individual countries based on the location to which the products are initially billed even if our customers' revenue is attributable to end customers that are located in a different location. The following tables summarize information pertaining to our revenue from customers based on invoicing address in different geographic regions:

	Year Ended		
	January 25, 2009	January 27, 2008	January 28, 2007
		(In thousands)	
Revenue:			
China	$1,087,739	$1,256,209	$ 659,711
Taiwan	974,077	1,293,645	1,118,631
Other Asia Pacific	601,480	662,448	544,700
Europe	321,117	438,321	302,080
United States	309,540	341,670	332,609
Other Americas	130,906	105,567	111,040
Total revenue	$3,424,859	$4,097,860	$3,068,771

Form 10-K

The following table presents summarized information for long-lived assets by geographic region. Long lived assets consist of property and equipment and deposits and other assets and exclude goodwill and intangible assets.

	January 25, 2009	January 27, 2008
	(In thousands)	
Long-lived assets:		
United States	$500,162	$298,765
Taiwan	81,761	31,788
China	42,969	24,655
India	29,639	28,677
Europe	6,865	7,052
Other Asia Pacific	2,500	1,510
Other Americas	1,928	5,412
Total long-lived assets	$665,824	$397,859

Revenue from significant customers, those representing 10% or more of total revenue for the respective dates, is summarized as follows:

	Year Ended		
	January 25, 2009	January 27, 2008	January 28, 2007
Revenue:			
Customer A	11%	7%	5%
Customer B	8%	10%	12%

Accounts receivable from significant customers, those representing 10% or more of total accounts receivable for the respective periods, is summarized as follows:

	January 25, 2009	January 27, 2008
Accounts Receivable:		
Customer A	18%	4%
Customer B	10%	9%
Customer C	10%	8%
Customer D	2%	12%

Note 17—Fair Value of Cash Equivalents and Marketable Securities

We measure our cash equivalents and marketable securities at fair value. The fair values of our financial assets and liabilities are determined using quoted market prices of identical assets or quoted market prices of similar assets from active markets. Level 1 valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2 valuations are obtained from quoted market prices in active markets involving similar assets. Level 3 valuations are based on unobservable inputs to the valuation methodology and include our own data about assumptions market participants would use in pricing the asset or liability based on the best information available under the circumstances.

Financial assets and liabilities measured at fair value are summarized below:

		Fair value measurement at reporting date using		
	January 25, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	High Level of Judgment (Level 3)
	(In thousands)			
Other debt securities issued by U.S. Government agencies [(4)]	$ 318,121	$ —	$318,121	$ —
Corporate debt securities [(3)]	251,174	—	251,174	—
Mortgage-backed securities issued by Government-sponsored entities [(1)]	161,199	—	161,199	—
Money market funds [(5)]	139,046	14,646	—	124,400
Commercial paper [(2)]	56,997	—	56,997	—
Debt securities issued by United States Treasury [(1)]	55,275	—	55,275	—
Asset-backed securities [(1)]	38,858	—	38,858	—
Total assets	$1,020,670	$14,646	$881,624	$124,400

(1) Included in Marketable securities on the Consolidated Balance Sheet.

(2) Included in Cash and cash equivalents on the Consolidated Balance Sheet.

(3) Includes $38,091 in Cash and cash equivalents and $213,083 in Marketable securities on the Consolidated Balance Sheet.

(4) Includes $73,233 in Cash and cash equivalents and $244,888 in Marketable securities on the Consolidated Balance Sheet.

(5) Includes $14,646 in Cash and cash equivalents and $124,400 in Marketable securities on the Consolidated Balance Sheet.

For our money market funds that were held by the International Reserve Fund at January 25, 2009, we assessed the fair value of the money market funds by considering the underlying securities held by the International Reserve Fund. As the International Reserve Fund has halted redemption requests and is currently believed to be holding all of their securities until maturity, we valued the underlying securities held by the International Reserve Fund at their maturity value using an income approach. Certain of the debt securities held by the International Reserve Fund were issued by companies that have filed for bankruptcy as of January 25, 2009 and, as such, our valuation of those securities was zero. The net result was that, as of January 25, 2009, we estimated the fair value of the International Reserve Fund's investments to be 95.7% of their last-known value prior to January 25, 2009. Based on this assessment, we recorded an other than temporary impairment charge of $5.6 million during fiscal year 2009. Due to the inherent subjectivity and the significant judgment involved in the valuation of our holdings of International Reserve Fund, we have classified these securities under the Level 3 fair value hierarchy.

As of January 25, 2009, our money market investment in the International Reserve Fund, which was valued at $124.4 million, net of other than temporary impairment charges, was classified as marketable securities in our Consolidated Balance Sheet due to the halting of redemption requests in September 2008 by the International Reserve Fund.

Subsequent to year-end, on January 30, 2009, we received $84.4 million from the International Reserve Fund. This was our portion of a payout of approximately 65% of the total assets of the Fund. Each shareholder's percentage of this distribution was determined by dividing the shareholder's total unfunded redeemed shares by the aggregate unfunded redeemed shares of the Fund, which was then used to calculate the shareholder's pro rata portion of this distribution. We expect to receive the proceeds of our remaining investment in the International Reserve Fund, excluding the $5.6 million that we have recorded as an other than temporary impairment, by no later than October 2009, when all of the underlying securities held by the International Reserve Fund are scheduled to have matured. However, redemptions from the International Reserve Fund are currently subject to pending litigation, which could cause further delay in receipt of our funds.

Reconciliation of financial assets measured at fair value on a recurring basis using significant unobservable inputs, or Level 3 inputs:

	Year ended January 25, 2009
Balance, beginning of period	$ —
Transfer into Level 3	130,000
Other than temporary impairment	(5,600)
Balance, end of period	$124,400

Total financial assets at fair value classified within Level 3 were 3.7% of total assets on our Consolidated Balance Sheet as of January 25, 2009.

Note 18—Quarterly Summary (Unaudited)

The following table sets forth our unaudited consolidated financial, for the last eight fiscal quarters ended January 25, 2009.

	Fiscal Year 2009 Quarters Ended			
	January 25, 2009 (A,B)	October 26, 2008 (C, D)	July 27, 2008 (E)	April 27, 2008
	(In thousands, except per share data)			
Statement of Operations Data:				
Revenue	$ 481,140	$ 897,655	$ 892,676	$1,153,388
Cost of revenue	$ 339,474	$ 529,812	$ 742,759	$ 638,545
Gross profit	$ 141,666	$ 367,843	$ 149,917	$ 514,843
Net income (loss)	$ (147,665)	$ 61,748	$(120,929)	$ 176,805
Basic net income (loss) per share	$ (0.27)	$ 0.11	$ (0.22)	$ 0.32
Diluted net income (loss) per share	$ (0.27)	$ 0.11	$ (0.22)	$ 0.30

	Fiscal Year 2008 Quarters Ended			
	January 27, 2008 (F)	October 28, 2007	July 29, 2007	April 29, 2007
	(In thousands, except per share data)			
Statement of Operations Data:				
Revenue	$1,202,730	$1,115,597	$ 935,253	$ 844,280
Cost of revenue	$ 653,133	$ 600,044	$ 511,261	$ 464,142
Gross profit	$ 549,597	$ 515,553	$ 423,992	$ 380,138
Net income	$ 256,993	$ 235,661	$ 172,732	$ 132,259
Basic net income per share	$ 0.46	$ 0.42	$ 0.32	$ 0.24
Diluted net income per share	$ 0.42	$ 0.38	$ 0.29	$ 0.22

(A) Included $18.9 million for a non-recurring charge related to a termination of development contract related to a new campus construction project we have put on hold.
(B) Included $8.0 million benefit from an insurance provider as reimbursement for some claims against us towards the cost arising from a weak die/packaging material set.
(C) Included $4.5 million charge towards non-recurring charge related to a royalty dispute.
(D) Included $8.3 million towards restructuring charges.
(E) Included $196.0 million warranty charge against cost of revenue arising from a weak die/packaging material set.
(F) Included a charge of $4.0 million related to the write-off of acquired research and development expense from our acquisitions of Mental Images in fiscal year 2008.

Note 19—Subsequent Event

Tender Offer

On February 11, 2009, we announced that our Board of Directors approved a cash tender offer for certain employee stock options. The tender offer commenced on February 11, 2009 and expired at 12:00 midnight (Pacific Time) on March 11, 2009. The tender offer applied to outstanding stock options held by employees with an exercise price equal to or greater than $17.50 per share. None of the non-employee members of our Board of Directors or our officers who file reports under Section 16(a) of the Securities Exchange Act of 1934, including our former Chief Financial Officer, Marvin D. Burkett, were eligible to participate in the Offer. All eligible options with exercise prices less than $28.00 per share, but not less than $17.50 per share were eligible to receive a cash payment of $3.00 per option in exchange for the cancellation of the eligible option. All eligible options with exercise prices greater than $28.00 per share were eligible to receive a cash payment of $2.00 per option in exchange for the cancellation of the eligible option.

We use equity to promote employee retention and provide an incentive vehicle valued by employees that is also aligned to stockholder interest. However, our stock price has declined significantly over the past year, and all of our eligible options are "out-of-the-money" (i.e., have exercise prices above our stock price). Therefore, we provided an incentive to employees with an opportunity to obtain cash payment for their eligible options. Also, the tender offer is expected to increase the number of shares available for issuance under our 2007 Equity Incentive Plan to the extent eligible options were tendered in this tender offer. The tender offer is also expected to reduce the potential dilution to our stockholders that is represented by outstanding stock options, which become additional outstanding shares of our common stock upon exercise.

As of January 25, 2009, there were approximately 33.1 million options eligible to participate in the tender offer. If all these options were tendered and accepted in the offer, the aggregate cash purchase price for these options would be approximately $92.0 million. As a result of the tender offer, we may incur a non-recurring charge of up to approximately $150.0 million if all of the unvested eligible options are tendered. This charge would be reflected in our financial results for the first fiscal quarter of fiscal year 2010 and represents stock-based compensation expense, consisting of the remaining unamortized stock-based compensation expense associated with the unvested portion of the eligible options tendered in the offer, stock-based compensation expense resulting from amounts paid in excess of the fair value of the underlying options, if any, plus associated payroll taxes and professional fees.

We are currently tallying information on the number of options tendered under the offer to determine the actual aggregate cash to be paid in exchange for the cancellation of the eligible options and the non-recurring charge to be incurred pertaining to the unvested eligible options that have been tendered.

NVIDIA CORPORATION AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
		(In thousands)		
Year ended January 25, 2009				
Deferred tax valuation allowance	$ 82,522	$10,019[4]	$ —	$92,541
Allowance for doubtful accounts	$ 968	$ 608[1]	$ 514[2]	$ 1,062
Year ended January 27, 2008				
Deferred tax valuation allowance	$ 68,563	$13,959[4]	$ —	$82,522
Allowance for doubtful accounts	$ 1,271	$ 505[1]	$ (808)[2]	$ 968
Year ended January 28, 2007				
Deferred tax valuation allowance	$233,016	$13,867[4]	$(178,320)[5]	$68,563
Allowance for doubtful accounts	$ 598	$ 676[1],[3]	$ (3)[2]	$ 1,271

(1) Allowances for doubtful accounts are charged to expenses.

(2) Represents uncollectible accounts written off against the allowance for doubtful accounts.

(3) Additions to allowance for doubtful accounts includes $0.5 million related to our acquisitions of ULi Electronics, Inc., Hybrid Graphics Ltd. and PortalPlayer, Inc.

(4) Represents change in valuation allowance primarily related to state deferred tax assets that management has determined not likely to be realized due, in part, to projections of future state taxable income.

(5) Represents derecognition of the valuation allowance related to the derecognition of deferred tax assets for the excess tax benefits from stock-based compensation not yet realized as of January 28, 2007.

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Incorporated by Reference: Schedule/ Form	File Number	Exhibit	Filing Date
2.1	Agreement and Plan of Merger by and among NVIDIA Corporation, Partridge Acquisition, Inc. and PortalPlayer, Inc. dated 11/6/06	8-K	0-23985	2.1	11/9/2006
3.1	Amended and Restated Certificate of Incorporation	S-8	333-74905	4.1	3/23/1999
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation	10-Q	0-23985	3.1	8/21/2008
3.3	Bylaws of NVIDIA Corporation, Amended and Restated as of February 12, 2009	8-K	0-23985	3.1	2/19/2009
4.1	Reference is made to Exhibits 3.1, 3.2 and 3.3				
4.2	Specimen Stock Certificate	S-1/A	333-47495	4.2	4/24/1998
10.1	Form of Indemnity Agreement between NVIDIA Corporation and each of its directors and officers	8-K	0-23985	10.1	3/7/2006
10.2+	1998 Equity Incentive Plan, as amended	8-K	0-23985	10.2	3/13/2006
10.3+	1998 Equity Incentive Plan ISO, as amended	10-Q	0-23985	10.5	11/22/2004
10.4+	1998 Equity Incentive Plan NSO, as amended	10-Q	0-23985	10.6	11/22/2004
10.5+	Certificate of Stock Option Grant	10-Q	0-23985	10.7	11/22/2004
10.6+	1998 Non-Employee Directors' Stock Option Plan, as amended	8-K	0-23985	10.1	4/3/2006
10.7+	1998 Non-Employee Directors' Stock Option Plan (Annual Grant—Board Service), as amended	10-Q	0-23985	10.1	11/22/2004
10.8+	1998 Non-Employee Directors' Stock Option Plan (Committee Grant—Committee Service), as amended	10-Q	0-23985	10.2	11/22/2004
10.9+	1998 Non-Employee Directors' Stock Option Plan (Initial Grant)	10-Q	0-23985	10.3	11/22/2004
10.10+	1998 Employee Stock Purchase Plan, as amended and restated	10-Q	0-23985	10.2	5/22/2008
10.11+	2000 Nonstatutory Equity Incentive Plan, as amended	SC TO-1	005-56649	99(d)(1)(A)	11/29/2006
10.12+	2000 NonStatutory Equity Incentive Plan NSO	SC TO-1	005-56649	99.1(d)(1)(B)	11/29/2006
10.13+	PortalPlayer, Inc. 1999 Stock Option Plan and Form of Agreements thereunder	S-8	333-140021	99.1	1/16/2007
10.14+	PortalPlayer, Inc. Amended and Restated 2004 Stock Incentive Plan	S-8	333-140021	99.2	1/16/2007
10.15+	2007 Equity Incentive Plan	8-K	0-23985	10.1	6/27/2007
10.16+	2007 Equity Incentive Plan—Non Statutory Stock Option (Annual Grant—Board Service)	10-Q	0-23985	10.2	8/22/2007
10.17+	2007 Equity Incentive Plan—Non Statutory Stock Option (Annual Grant—Committee Service)	10-Q	0-23985	10.3	8/22/2007
10.18+	2007 Equity Incentive Plan—Non Statutory Stock Option (Initial Grant)	10-Q	0-23985	10.4	8/22/2007

Exhibit No.	Exhibit Description	Incorporated by Reference Schedule/ Form	File Number	Exhibit	Filing Date
10.19+	2007 Equity Incentive Plan—Non Statutory Stock Option	10-Q	0-23985	10.5	8/22/2007
10.20+	2007 Equity Incentive Plan—Incentive Stock Option	10-Q	0-23985	10.6	8/22/2007
10.21+	2007 Equity Incentive Plan—Restricted Stock Unit Grant Notice and Restricted Stock Unit Purchase Agreement	8-K	0-23985	10.1	2/11/2009
10.22+	Fiscal Year 2008 Variable Compensation Plan	8-K	0-23985	10.1	4/5/2007
10.23+	Fiscal Year 2009 Variable Compensation Plan	8-K	0-23985	10.1	4/21/2008
10.24	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building A	S-3/A	333-33560	10.1	4/20/2000
10.25	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building B	S-3/A	333-33560	10.2	4/20/2000
10.26	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building C	S-3/A	333-33560	10.3	4/20/2000
10.27	Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building D	S-3/A	333-33560	10.4	4/20/2000
10.28	Amended and Restated Agreement of Purchase and Sale by and between Harvest-Granite San Tomas LLC and Harvest 2400, LLC dated January 31, 2008	10-Q	0-23985	10.3	5/22/2008
10.29+	Offer Letter, dated January 28, 2009, with David White	8-K	0-23985	10.1	2/27/2009
21.1*	List of Registrant's Subsidiaries				
23.1*	Consent of PricewaterhouseCoopers LLP				
24.1*	Power of Attorney (included in signature page)				
31.1*	Certification of Chief Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934				
31.2*	Certification of Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934				
32.1#*	Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934				
32.2#*	Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934				

* Filed herewith

\+ Management contract or compensatory plan or arrangement.

\# In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Copies of above exhibits not contained herein are available to any stockholder upon written request to: Investor Relations: NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, CA 95050.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 13, 2009.

NVIDIA Corporation

By: /s/ JEN-HSUN HUANG

Jen-Hsun Huang
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jen-Hsun Huang and David L. White, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including posting effective amendments) to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-facts and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JEN-HSUN HUANG Jen-Hsun Huang	President, Chief Executive Officer and Director (Principal Executive Officer)	March 13, 2009
/s/ DAVID L. WHITE David L. White	Chief Financial Officer (Principal Financial and Accounting Officer)	March 13, 2009
/s/ TENCH COXE Tench Coxe	Director	March 13, 2009
/s/ MARK STEVENS Mark Stevens	Director	March 13, 2009
/s/ JAMES C. GAITHER James C. Gaither	Director	March 13, 2009
/s/ HARVEY C. JONES Harvey C. Jones	Director	March 13, 2009
/s/ MARK L. PERRY Mark L. Perry	Director	March 13, 2009
/s/ WILLIAM J. MILLER William J. Miller	Director	March 13, 2009
/s/ A. BROOKE SEAWELL A. Brooke Seawell	Director	March 13, 2009

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nvision 08

THE WORLD OF VISUAL COMPUTING

NVISION 08 BY THE NUMBERS

9,000 visitors

317 training sessions in 320 hours

1 petabyte of data moved in 3 days

7.2 miles of network cable

20,000 cans of BAWLS energy drink consumed

We held the first NVISION® event, a three-day event in San Jose, California that brought together more than 9,000 professionals and consumers with a passion for visual computing. It combined a world-class technical conference with hands-on consumer learning workshops, as well as a world-championship gaming competition. For the event, we installed more than seven miles of network cable and managed one petabyte of network traffic, and set a Guinness World Record for gaming. Along the way, a rousing finish was provided by Adam Savage and Jamie Hyneman, hosts of the Discovery Network's MythBusters show, who memorably demonstrated the difference between the GPU and CPU.


AUTOMOTIVE

NVIDIA CORPORATION

Headquarters | Santa Clara, California, USA

AUSTRALIA | CHINA | FINLAND | FRANCE | GERMANY | HONG KONG | INDIA
JAPAN | KOREA | RUSSIA | SINGAPORE | SWITZERLAND | TAIWAN | UK

Certain statements in this document including, but not limited to, statements as to: the features, benefits, capabilities, performance, uses and importance of our products and technologies; the visual experience; consumer demands; product growth; and our strategies and initiatives are forward-looking statements that are subject to risks and uncertainties that could cause results to be materially different than expectations. Such risks and uncertainties include, but are not limited to, our reliance on third parties to manufacture, assemble, package and test our products; slower than anticipated adoption of new products, technologies or industry standards; changes in industry standards and interfaces; market adoption of a competitive technology; slower than expected growth of existing or new markets; design, manufacturing or software defects; development of more efficient or faster technology; changes in customer preferences and demands; the impact of technological advances and competition; and cyclical trends in our industry; as well as other factors detailed from time to time in the reports NVIDIA files with the Securities and Exchange Commission including its Form 10-K for the fiscal year ended January 25, 2009. Copies of reports filed with the SEC are posted on our website and are available from NVIDIA without charge. These forward-looking statements are not guarantees of future performance and speak only as of April 2009, and, except as required by law, NVIDIA disclaims any obligation to update these forward-looking statements to reflect future events or circumstances.

NVIDIA.